Form 10-K, Exhibit 13
period 1995-12-31
FIRST COMMERCE BANCSHARES INC
filed 1996-03-21
CIK 768532

DESCRIPTION OF BUSINESS

First Commerce Bancshares, Inc. (the Company) is a multi-bank holding company organized as a Nebraska corporation. The Company's primary business is the ownership and management of seven commercial bank subsidiaries, a mortgage company and an asset management company. These subsidiaries provide a comprehensive range of trust, commercial, consumer, correspondent, and mortgage banking services. The Company provides computer services to banks throughout Nebraska and surrounding states through its subsidiary, First Commerce Technologies, Inc. First Commerce Technologies presently has four computer centers in Nebraska, one in Colorado, two in Kansas, and one in Arkansas.

The Company is geographically located throughout Nebraska with a market presence in Alliance, Bridgeport, Grand Island, Hastings, Kearney, Lincoln, McCook, North Platte, and West Point.

[CAPTION]
FINANCIAL HIGHLIGHTS  (In Thousands Except Per Share Data)
                                                                                          PERCENT
AT DECEMBER 31,                                              1995        1994        CHANGE

Assets                                                   $1,815,575   $1,624,138      11.8%
Investments                                                 566,176      537,797       5.3
Loans                                                     1,017,367      850,292      19.6
Deposits                                                  1,463,205    1,355,965       7.9
Stockholders' equity                                        180,021      149,354      20.5
Per share data:
 Stockholders' equity before net unrealized gains
   (losses) on securities available for sale                  12.58        11.49       9.5
 Total stockholders' equity                                   13.27        11.26      17.9
 Closing bid price
   Class A                                                    20.00        15.50      29.0
   Class B                                                    14.25        10.50      35.7


                            PERCENT              PERCENT
YEAR ENDED DECEMBER 31,      1995      CHANGE     1994      CHANGE     1993
Net interest income         $60,889      5.4%    $57,793       .1%    $57,727
Provision for loan losses     3,495    952.7         332    (71.0)      1,143
Noninterest income           33,850      7.9      31,363     (5.9)     33,345
Noninterest expense          64,393      7.9      59,663     (1.9)     60,806
Net income                   17,420     (8.5)     19,032     (3.7)     19,760

Return on average equity before
 net unrealized gains (losses) on
 securities available for sale  10.5%                13.4%               15.8%
Per share data:
 Net income                    $1.29                $1.46                $1.52
 Dividends                       .227                 .216                 .20




DEAR STOCKHOLDERS,

   This past year was a year of superior growth for our Company.  Total assets on December 31, 1995, were $1.82 billion, up $191 million or 11.8 percent over a year ago.  Stockholders' equity at year end 1995 was $180 million, up $31 million or 20.5 percent for the year, and loan volume during 1995 increased $167 million or 19.6 percent.
   Unfortunately, this wonderful asset
                                                   A Normal and Flat
growth did not result in bottom line                 U.S. Government
                                             8
earnings improvement.  Net income for the
                                             7
Company was $17.4 million, down $1.6         6
                                             5
million from net income of $19.0 million
                                             4
earned in 1994.  There are two main          3
reasons earnings were off for the year.      23   6   1   2  3   5   10 30
                                              MO  MO  YR YR  YR  YR  YR YR
First, during the year we operated in a              1/8/93        2/7/96
very flat interest rate environment which
reduced our spreads to the lowest levels in ten years.  Secondly, we began to increase loan loss reserves at the National Bank of Commerce to keep pace with the rapid loan growth we have generated during the past few years. Flat rate environments generally cause us to pay more for our deposits relative to our yield on our investments and loans. A flat yield curve means that there is little yield difference between short term U.S. government treasury bills and notes versus what the yields are for three, seven, ten or thirty years out.

   Two months ago I developed a report for our Board showing the impact on our earnings of the uniquely low interest spreads caused by the flat yield curve. In this report, I normalized or averaged spreads over the past ten years and used the average spread figures to determine what would have been our level of net interest income for the past five years, and then what the resultant net income for the Company would have been. In the table below is a copy of that report.

                       COMPARISON OF NET INTEREST MARGIN
                            AGAINST TEN YEAR AVERAGE

                     Net Interest Spread Including DDA
                     1994                         4.14%
                     1993                         4.40%
                     1992                         4.68%
                     1991                         4.43%
                     1990                         4.25%
                     1989                         4.21%
                     1988                         4.37%
                     1987                         4.43%
                     1986                         4.56%
                     1985                         4.53%

                     Average                      4.40%

Net Interest Margin Using The Average of The Net Interest Spread Including DDA for 10 Years Prior to 1995:

        EARNINGS  PRO FORMA   ACTUAL    PRE-TAX  AFTER-TAX   ACTUAL    ADJUSTED
         ASSETS     MARGIN    MARGIN   INCREASE   INCREASE  EARNINGS   EARNINGS
        -----------------------------------------------------------------------
1995 $1,551,029   $68,245    $60,889    $7,356     $4,781   $17,420    $22,201
1994  1,396,765    61,458     57,793     3,665      2,382    19,032     21,414
1993  1,324,360    58,272     57,727       545        354    19,760     20,114
1992  1,207,282    53,120     55,303    (2,183)    (1,419)   19,150     17,731
1991  1,094,664    48,165     47,547       618        402    12,980     13,382

  What this report shows is that with interest rates ``normalized,'' the Company from 1991 shows a steady rise in net income, achieving record earnings each year including the year of 1995 where earnings would have been $22.2 million.
                 Loan Gro         Another observation which can be drawn from
           1025
           975                    this exercise is that the very large increase
         M 925
           875                    in net income in 1992 of $6.2 million, to
           825
           725                    $19.1 million from the $12.9 million earned
           675
           625                    in 1991, was a very unusual increase caused
           575
                                  by uniquely high spreads compared to the
               199199219931994199
                                  average.  When unusual spreads work for you,
it makes managers look smarter than they really are.  Over long periods of time, spreads will average out.  In the short run, as happened in 1995, narrow spreads can create disappointing bottom line results.

  Loan volume during the year was up $167 million or 19.6 percent over year end
1994 to $1,017 million. This strong growth in loan volume this year, along with the robust growth over the past few years, creates strong future earning power as the yield curve `normalizes.''

  As mentioned earlier, stockholders' equity increased $31 million, or 20.5 percent to end the year at $180 million. This solid capital growth reflects the net income of the Company, less the dividends of $3 million, the change in the market value of our bond portfolio classified as Available for Sale of $6.3 million, and the increase in market value of our Global Fund investments which rose 25 percent or $6.3 million, on a pre-tax basis, during the year.

  Accounting rule changes, which we adopted two years ago, require us to classify our bonds in three categories: 1) bonds held in a `trading account,''
2) bonds which are classified `available for sale,'' and 3) bonds which will be `held to maturity.'' We do not have a trading account. If we did, however, any bonds in this category which gain or lose value due to market fluctuations must be reflected monthly in the net income of the Company. The change, net of tax, in market value of our bonds classified Available for Sale must be added to or subtracted from the capital account of the bank or Company, but not reflected in net income. The net increase in market value of our bonds classified
Available for Sale in 1995 was $8.5 million and is included in the $180 million capital account. The determination used for placing bonds in this Available for Sale category is based on whether the bonds may be sold prior to maturity.
Generally, we don't sell our bonds prior to maturity, but liquidity needs within our banks, or an opportunity to restructure our portfolio to generate a long run profit opportunity, could prompt us to sell. Since the likelihood of such a sale is remote, I generally do not include, for my determination of the Company's success or lack thereof, the increase or decrease in market value of our Available for Sale bonds.

As mentioned earlier, also included in the change in stockholders' equity or book value of our Company is the change in market value of our Global Fund. This past year, our investments that make up the Global Fund increased in value $6.3 million or 25% on a pre-tax basis.

  The increase in Global Fund market value, if sold, would have increased
                        Company earnings $4 million and we would have reported
          Global Fu
        Level of Inv    record earnings.  Over a three to five year time
 35,000
 30,000                 horizon, some of our investment positions may be sold
 25,000
                        as many investment ideas mature within that time
 20,000
 15,000                 period.  As these investments are sold, the gains are
 10,000
 5,000                  included in First Commerce Bancshares' net income.
   0
                        Accordingly, I do include Global results (i.e. the
      1992 19931994 199
      Cost     Market   change in market value) over periods of time along with
                        Company net income when I assess overall corporate per-
formance. I should again mention that the price of equity investments in Global are subject to price shifts caused at times by over optimism in stock markets, and downward shifts during periods of over pessimistic judgments. Over the long run, we believe that the markets will reflect reasonable true value of Global.
We hope to average 12% compound growth rates providing another vehicle for growth in Company net income and book value. This investment business also provides the Company with unique diversification away from the highly regulated banking industry and diversification from our general concentration of business in the ag oriented midwest.

  As you can see from the graph, Global has done reasonably well the past few years. Fifty-two percent of our equity positions are non U. S. based companies.
We began to invest in "emerging markets" last year and now have an eight percent investment position through an emerging market mutual fund called `City of London.'' Cam Hinds, President of First Commerce Investors, Inc.; Peter Kinney and James Stuart, III, our Chicago based investment consultants, have done a good job helping us with stock selections for this important corporate activity.
If we compound at 10% per year, and add annually three million dollars of additional corporate funds to Global, our pool of funds will grow to $400 million in twenty years. Don't forget Global!

Now, a few comments on other important Company matters.

As I have discussed in past letters, the maintenance of good asset quality is key to the success of any banking organization. Our performance in this area has been excellent. Although the general economy has been good, the credit culture of our Company managed by Brad Korell, President of National Bank of Commerce; Stuart Bartruff, Executive Vice President of First Commerce
Bancshares, Inc.; Mark Hansen, Executive Vice President and Senior Loan Officer of National Bank of Commerce; and Mary Gerdes, Vice President and Loan Services
Manager of First Commerce Bancshares, Inc., has enabled us to keep loan losses low, problem credits to a minimum, and at the same time keep loan volume growing at a rapid pace.

                         Net Charge                   Classified A
                        to Average                   As A Percent O
  One of the                                   3.0%
                  0.45%                        2.5%
important and     0.40%
                  0.35%                        2.0%
continuing        0.25%                        1.5%
                  0.20%                        1.0%
challenges in     0.10%
                  0.05%                        0.5%
banking is to     0.00%                        0.0%
keep loan              1991992199199419            1991199219931994199
quality high while keeping the volume of good loans increasing.  Less successful companies keep losses down, but slow or eliminate loan growth.  An opposite strategy of developing rapid loan growth while allowing credit quality to deteriorate courts disaster.  This past year, the only area of credit quality reduction for the Company was in our BankCard Division where our card losses increased to levels more reflecting industry norms.  At this point, the loss levels are not cause for concern, but are more reflective of general consumer debt levels, spending habits, and the highly competitive nature of the credit card industry.

  There will be periods of time when the economic environment gets tough, and our overall loss rates will be greater than they currently are, as you can't be a competitor without taking some risk. You also can't plan for the true economic disaster or you won't have the courage to get your doors open. We think our balance is about as good as it can be given today's environment.

  Prior to the time our report is printed, it is highly likely that First Bank
Systems, a very large Minneapolis based bank holding company, will complete their purchase of FirsTier Financial, Inc., one of our major competitors. This ownership shift, as well as other ownership changes in both Lincoln and other
Nebraska banking markets, has caused general customer instability in the marketplace. Our organization has generally benefited from our stability during this period of destabilizing ownership change for our competitors. We have stepped up our advertising campaigns and officer call programs to continue to capitalize on this competitive advantage. We are opening lots of new accounts!


  As reported in our quarterly reports, we acquired the $40 million Western
Bank this year with offices in Alliance and Bridgeport.  The bank was merged into our North Platte bank and the bank name was changed to Western Nebraska
National Bank (quite a mouthful).  I call it `Western.''  Mike Jacobson,
President of  Western has hired some wonderful people from competitor banks and has generated a rapid shift of customers, loans and business activity to
Western.  The growth has been wonderful (see graph below).  Mike and our new people deserve a royal salute for their achievements this past year.  Although the very rapid growth is likely behind us, our commitment to the people and businesses in the Panhandle and the Sandhills remains strong, and we thus see continued important market share growth in the years ahead.  We have built a new building in Bridgeport to house our business activity and an important new building will be started in North Platte this year for our Western headquarters.
                                             WESTERN NEBRASKA NATIONAL BAN
                                                      Year-End Assets
  Another exciting area of growth which has    180
                                              M160
excellent profit potential took place last    i140
                                              l120
year in our credit card area as we entered    i100
                                              o 60
into a new credit card partnership with       n 40
                                              s 20
Cabela's, one of the largest, most              0
successful, wholesalers of hunting and
fishing supplies in the world. Cabela's is headquartered in Sidney, Nebraska, and was founded by Jim and Dick Cabela in 1961. They are great people and good partners. Our new company completed its first mailing of cards in August to one of the Cabela's customer lists.  We are very pleased at this point with the progress made.  Our entire credit card team and the Cabela's team are to be congratulated for this successful beginning.  I will look forward to keeping you posted on this exciting new business activity.
                                                       Servicing V
                                              900
Our mortgage company, First Commerce          800
Mortgage, had another excellent year in      M700
                                              600
1995.  Net income for the year was            500
                                              400
$885,000, and loan servicing increased $108   300
million to $812 million.  An accounting       200
                                              100
change, FASB 122, went into effect on July     0
1, 1995, which enables First Commerce
Mortgage to capitalize the fair value of originated servicing from our affiliate banks which generate home loan volume for First Commerce Mortgage. This accounting change enhances the front end profitability of the Company and more appropriately reflects true earnings of the Company.

First Commerce Mortgage, capably led by President Douglas Alford, currently buys mortgages from over 85 originators - mostly located in Nebraska. We continue to operate under our original policy of not selling our mortgage servicing to others which reduces current profit, but will likely enhance long term company net income. The current market value of this servicing owned by FCM is estimated to be $8 million in excess of the value carried on our books.



  Our data processing company, newly named First Commerce Technologies, experienced a frustrating 1995. Earnings fell to $634,000 from $947,000 earned in 1994, as expenses were increased to improve customer service and to continue our shift to the new IBM mainframe systems. Of course, service quality is key to our success, and our shift to the IBM systems is proving to create even more efficiency and flexibility than we had originally planned. A new sales force was created during the year and our new sales people did achieve some success in generating new business and new customers during the year. Major improvements in our product offerings were also made. Some important new business is pending at this writing, and our profit plan returns the company to respectable earnings levels in 1996.

During the past year, expense control committees were established in each of our banks to work on ways to improve efficiency and reduce costs without seriously impairing service levels to our customers. In November I installed a flexible hiring freeze to punctuate the importance of our objective of better expense control. Our excellent growth has created healthy increases in costs. Some of the growth, such as new NBC branches and loan growth at Western, have been front end loaded with expense to create the growth. In addition, we have made significant and important investments in technology. This has been expensive as well, but critical to our survival and future growth. You should see significantly less increase in expense levels in 1996 and the years ahead.

During the past year, Stuart Bartruff and I looked at a number of bank acquisition opportunities in Colorado and Nebraska. We made bids on three at prices that we felt would enable us to earn a reasonable rate of return on the dollars invested. Not surprising to us, we were not successful in our bids as the banks were sold for 30%-40% higher prices than we were willing to pay. In some instances, we are at a competitive disadvantage with our bids, due to having two classes of stock, which eliminates our ability to use "pooling" accounting treatment for acquisitions if we use the Class B non voting shares.
According to current accounting rules, we must use "purchase" accounting which requires us to amortize over 15 years, via monthly charges against earnings, the amount paid for the acquired company or bank in excess of fair value of assets acquired. Although this amortization is but a paper entry on the books, it is not a tax deductible charge, and it does put downward pressure on earnings.
Needless to say, I don't agree with this accounting rule, but no one from the Accounting Principles Board has called to ask my views. There will likely be more merger activity in the years ahead, and First Commerce will continue to look for acquisition opportunities where we find good synergies or where rapid growth opportunities are probable.

In October your First Commerce Bancshares Board voted to increase the cash dividend from 22 cents per share to 26 cents per share. This dividend amounts to $3.5 million per year, about 20 percent of this past year's level of earnings. This level of earnings payout allows us to do all the things we need and want to do at the Company level such as make debt payments, acquire other banks, invest in venture companies, make additional contributions to Global, allow for good growth of our subsidiary banks, and maintain adequate capital.
We recently began an Employee Stock Purchase Plan and have 99 Company employees enrolled in the Plan at this time. The performance of Company A and B shares over the past few years has been pleasing as well.


          Stock Prices - Year
   20.00                                            Historical Dividend
   18.00                                         0.25
   14.00
   12.00                                         0.20
   10.00
    6.00                                         0.15
    4.00                                         0.10
    0.00
                                                 0.05
       198191988919919919929191995               0.00

  Our capital accounts remain strong with December 31, 1995, equity of $180 million. On a capital to asset ratio, this equates to 9.9 percent, one of the highest capital levels in our peer group. Included in this $180 million capital account is the increased value of our bonds classified as Available for Sale of $8.5 million. The market value of the Available for Sale bonds can decline in a rising interest rate environment, or even go negative. Our regulators don't count unrealized gains or losses on our Available for Sale bond portfolio when calculating our capital ratios. On a monthly basis, we review the impact of rapidly changing rate environments and the impact on our capital accounts to be certain that we keep our banks well capitalized.

  Over the past few years, and last year, the general economic environment for our customers has been mostly good. The exceptions to this generalization have been cattle feeders and now ranchers as they battle a cyclical over supply pro-blem. Some of our farm customers have been hurt by weather problems over the past two years which have reduced crop yields and thus there has been little wealth or liquidity created across vast portions of our agricultural state. The problems for most have not hit critical levels. Land prices remain stable, and farm and ranch liquidations continue to be very rare. It is likely that the cattle cycle will take two or three more years to return our cattle producers back to reasonable levels of profitability. Our farmers could use a good growing season in 1996 with reasonable prices to put some profits back into their operations. Continuing and unsurprising fuzzy thinking in Washington makes proper assessment of the financial impact of an undefined "new" Farm Bill most difficult. If the economy does not deteriorate significantly from current levels, earnings at First Commerce should not be impacted negatively due to more than expected losses. Where earnings are vulnerable is at the macro economic level. For First Commerce to return to good earnings growth, we must have improvement in our margins. Integrated in our profit plans for 1996 is the anticipation of continued reduction of short term interest rates. The Fed has already set out on this path of rate reduction as the general U. S. economy has begun to slow and inflation rates remain subdued at relatively low levels.
Conventional wisdom suggests slow GDP growth for the U. S. at 2% - 2.5%, and lower short rates as the Federal Reserve continues to stimulate a lackluster economy. And, don't forget, this is an election year. We continue to have our "growth programs" in third gear. If our spreads improve as we anticipate, 1996 should be a year of good earnings improvement.

  Although it's a lot more fun to run this Company when the earnings go up, managing First Commerce has and continues to be a fulfilling and rewarding life activity for me. As I have mentioned before, this is and has been both a public and a private trust. All of you are my business partners and thus will receive the best of my skills along with an unwavering dose of fairness and honesty as we go forward. I enjoy our people immensely, which includes a wonderful group of directors. They care about their kids, their schools, their communities, and they care about our customers. They have gotten used to winning - and like it.
Our leaders for the most part are seasoned, stable, and have learned to be opportunistic as well.

  Key to our continued success will be a reasonable economic environment, continued asset growth, and continued stability of our leaders. We have done a good job of delivering quality financial services to our customers, building our communities, and creating important wealth for our stockholders. Many, many people have been part of this wonderful success and I am very appreciative of the contribution that each has made. I look forward to reporting to you on our progress in our quarterly reports. Please drop me a note if you have any good ideas.

Sincerely,



James Stuart, Jr.
Chairman and CEO



                   THE FIRST COMMERCE BANCSHARES ORGANIZATION



The multi-resource organization we are National Bank of Commerce today traces its roots to the founding of Lincoln's National Bank of Commerce
                                       City National Bank and
in 1902. The indivi-
dual subsidiaries that now comprise
First Commerce Bancshares include:
                                       First National Bank and

                                        The Overland National


    First Commerce                    Western Nebraska National
      Bancshares

                                         First National Bank


                                         First National Bank

                                           First Commerce

                                       First Commerce Mortgage

                     INDEX TO FINANCIAL INFORMATION


          CONSOLIDATED BALANCE SHEETS.First.Commerce.Investors,...12
          CONSOLIDATED STATEMENTS OF INCOME.......................13
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY.........14
          CONSOLIDATED STATEMENTS OF CASH FLOWS...................15
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..............16
          INDEPENDENT AUDITORS' REPORT............................30
          SELECTED QUARTERLY FINANCIAL DATA.......................31
          SELECTED FINANCIAL DATA.................................32
          MANAGEMENT'S DISCUSSION AND ANALYSIS....................36
          OFFICERS AND DIRECTORS..................................49

CONSOLIDATED BALANCE SHEETS

                                                            DECEMBER 31,
                                                        1995           1994
                                                       (Amounts In Thousands)
                                     ASSETS

Cash and due from banks                             $  102,451    $    89,305
Federal funds sold                                      32,738         79,000
 Cash and cash equivalents                             135,189        168,305
Mortgages held for sale                                 25,574          4,803
Securities available for sale (cost of
 $351,076,000 and $275,171,000)                        365,494        270,213
Securities held to maturity (fair value of
 $200,739,000 and $259,249,000)                        200,682        267,584

Loans                                                1,017,367        850,292
Less allowance for loan losses                          19,017         17,190
                                                     ---------        -------
   Net loans                                           998,350        833,102
Accrued interest receivable                             18,690         14,043
Premises and equipment                                  48,036         44,451
Other assets                                            23,560         21,637
                                                     ---------     ----------
                                                    $1,815,575     $1,624,138
                                                    ==========     ==========



                      LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
 Noninterest bearing                                $  277,679     $  288,306
 Interest bearing                                    1,185,526      1,067,659
                                                     ---------      ---------
                                                     1,463,205      1,355,965

Securities sold under agreement to repurchase           92,726         73,132
Federal funds purchased and other short-term borrowings  5,214              -
Accrued interest payable                                 7,530          5,719
Accrued expenses and other liabilities                  11,360          6,968
Long-term debt                                          55,519         33,000
                                                     ---------      ---------
   Total liabilities                                 1,635,554      1,474,784
Commitments and contingencies
Stockholders' equity:
 Common stock:
   Class A voting, $.20 par value; authorized
   10,000,000 shares; issued 2,606,336 and
   2,606,473 shares;                                       521            521
   Class B nonvoting, $.20 par value; authorized
   40,000,000 shares, issued 10,963,348 and
   10,750,763 shares                                     2,193          2,150
 Paid-in capital                                        21,665         18,012
 Retained earnings                                     146,269        132,908
 Net unrealized gains (losses) on securities
  available for sale (net of tax)                        9,373         (3,149)
                                                       -------        --------
                                                       180,021        150,442
 Less cost of 137 Class A and 89,541 Class B
    shares of treasury stock in 1994                         -          1,088
                                                       -------        -------
    Total stockholders' equity                         180,021        149,354
                                                    ----------     ----------
                                                    $1,815,575     $1,624,138
                                                     =========      =========

[FN]
See notes to consolidated financial statements.

[CAPTION]

CONSOLIDATED STATEMENTS OF INCOME

                                                      YEAR ENDED DECEMBER 31,
                                                       1995     1994     1993
                                            (Amounts In Thousands Except Per Share Data)
Interest income:
 Loans                                               $85,494  $68,380  $62,559
 Securities:
   Taxable                                            31,943   28,264   31,441
   Nontaxable                                          1,610    1,510    1,463
   Dividends                                             771      602      462
Mortgages held for sale                                1,213      865    1,444
Federal funds sold                                     2,966    2,161    2,243
                                                     -------  -------   ------
    Total interest income                            123,997  101,782   99,612
Interest expense:
 Deposits                                             55,156   38,833   37,635
 Short-term borrowings                                 4,835    3,195    2,204
 Long-term debt                                        3,117    1,961    2,046
                                                      ------   ------   ------
    Total interest expense                            63,108   43,989   41,885
                                                      ------   ------   ------
Net interest income                                   60,889   57,793   57,727
Provision for loan losses                              3,495      332    1,143
                                                      ------   ------   ------
Net interest income after provision for loan losses   57,394   57,461   56,584
Noninterest income:
 Computer services                                     8,147    8,293    8,290
 Credit card                                           4,965    4,289    3,991
 Mortgage banking                                      3,571    2,997    3,693
 Service charges on deposits                           4,893    4,849    4,766
 Other services charges and fees                       5,293    5,007    5,566
 Trust services                                        5,272    5,007    4,883
 Gains on securities sales                               581      182      551
 Other income                                          1,128      739    1,605
                                                      ------   ------   ------
    Total noninterest income                          33,850   31,363   33,345
Noninterest expense:
 Salaries and employee benefits                       33,101   29,647   28,972
 Net occupancy expense                                 3,815    3,552    3,613
 Equipment rentals, depreciation and maintenance       4,770    4,900    5,727
 Communications                                        3,647    3,215    3,085
 Business development                                  2,649    2,624    3,841
 Supplies                                              2,395    1,911    1,820
 Fees and insurance                                    9,616   10,293   10,776
 Net cost of other real estate owned                      27     (187)    (991)
 Other expenses                                        4,373    3,708    3,963
                                                      ------   ------   ------
    Total noninterest expense                         64,393   59,663   60,806
                                                      ------   ------   ------
Income before income taxes                            26,851   29,161   29,123
Income tax provision                                   9,431   10,129    9,363
                                                      ------  -------  -------
Net income                                           $17,420  $19,032  $19,760
                                                      ======  =======  =======

Weighted average shares outstanding                   13,497   13,071   13,032

Net income per share                                   $1.29    $1.46    $1.52
                                                      ------   ------   ------

[CAPTION]
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                                            NET
                                                                                  UNREALIZED
                           CLASS A    CLASS B                                   GAINS (LOSSES)
                           COMMON     COMMON    PAID-IN    RETAINED  TREASURY   ON SECURITIES
                            STOCK      STOCK    CAPITAL    EARNINGS    STOCK  AVAILABLE FOR SALE
                                                (Amounts in Thousands)

Balance, January 1, 1993    $3,093     $    0   $16,829    $109,670  $(13,257)    $      0
Retirement of treas. stock    (487)         -    (2,646)    (10,124)   13,257            -
Stock dividend              (2,085)     2,085         -           -         -            -
Cash dividends declared
 ($.20 per share)                -          -         -      (2,607)        -            -
Net unrealized gains on
 securities available for
 sale, net of tax effect
 of $2,049,000                   -          -         -           -         -        3,805
Net income                       -          -         -      19,760         -            -
                            ------     ------    ------     -------  --------    ---------
Balance, December 31, 1993     521      2,085    14,183     116,699         -        3,805
Purchase of treasury stock       -          -         -           -    (1,088)           -
Issuance of Class B common
 stock in bank acquisition,
 net of cost of $87,000          -         65     3,829           -         -            -
Cash dividends ($.216
 per share)                      -          -         -      (2,823)        -            -
Change in net unrealized
 gains (losses) on
 securities available for
 sale, net of tax effect
 of ($3,744,000)                 -          -         -           -         -       (6,954)
Net income                       -          -         -      19,032         -            -
                            ------     ------    ------     -------    -------     --------
Balance, December 31, 1994     521      2,150    18,012     132,908    (1,088)      (3,149)
Purchase of treasury stock       -          -         -           -       (82)           -
Retirement of treasury stock     -        (19)     (154)       (997)    1,170            -
Cash dividends ($.227
 per share)                      -          -         -      (3,062)        -            -
Issuance of Class B common
 stock in bank acquisition,
 net of cost of $35,000          -         62     3,807           -         -            -
Change in net unrealized
gains (losses) on securites
available for sale, net of
tax effect of $6,742,000         -          -         -           -         -       12,522
Net income                       -          -         -      17,420         -            -
                            ------     ------   -------    --------     -------    --------
Balance, December 31, 1995  $  521     $2,193   $21,665    $146,269  $    -       $ 9,373
                            ======     ======   =======    ========    ========    ========




[FN]
See notes to consolidated financial statements.

[CAPTION]

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                                 1995         1994       1993
                                                                    (Amounts in Thousands)
Net income                                                    $ 17,420     $ 19,032    $ 19,760
Adjustments to reconcile net income to net cash from
 operating activities:
 Depreciation and amortization                                   6,034        5,868       7,273
 Provision for loan losses                                       3,495          332       1,143
 Provision for deferred taxes                                      (81)         512          29
 Gain on sales of mortgages and securities                        (605)         (17)     (1,322)
Changes in assets and liabilities:
 Interest receivable                                            (3,725)      (1,097)        166
 Interest payable                                                1,623        1,541        (494)
 Other assets                                                   (3,581)       1,558      (1,902)
 Accrued expenses and other liabilities                          1,187         (973)        123
 Purchase of mortgages held for sale                          (216,875)    (154,550)   (274,422)
 Proceeds from sales of mortgages held for sale                196,128      174,760     271,135
 Other                                                           2,871         (345)        800
                                                               -------      --------
   Total adjustments                                           (13,529)      27,589       2,529
                                                               -------      --------
Net cash from operating activities                               3,891       46,621      22,289
Cash flows from investing activities:
 Proceeds from sale of securities held to maturity               6,015       21,038      14,409
 Proceeds from maturities of securities held to maturity        91,751      131,443     236,339
 Purchases of securities held to maturity                      (33,659)    (129,548)   (255,491)
 Proceeds from sale of  securities available for sale           18,706       76,264       7,318
 Proceeds from maturities of  securities available for sale     80,850       53,348     (10,114)
 Purchases of  securities available for sale                  (165,555)    (166,591)          -
 Net increase in loans                                        (140,074)     (59,341)   (104,495)
 Purchase of premises and equipment                             (7,761)      (3,368)     (6,093)
 Cash and cash equivalents from bank acquisition,
  net of cash expenses                                           1,775        3,939           -
 Other                                                          (2,457)         562         683
                                                              --------      --------
Net cash from investing activities                            (150,409)     (72,254)   (117,444)
                                                              --------      --------
Cash flows from financing activities:
 Net increase in deposits                                       69,550          300     128,085
 Change in short-term borrowings                                24,808       (1,267)    (26,066)
 Proceeds from long-term debt                                   24,269       10,000           -
 Repayment of long-term debt                                    (2,000)      (2,000)     (1,500)
 Purchase of treasury stock                                        (82)      (1,088)          -
 Cash dividends paid                                            (3,062)      (2,823)     (3,258)
 Other                                                             (81)         (97)       (103)
                                                               -------      --------
Net cash from financing activities                             113,402        3,025      97,158
                                                               -------      --------
Net change in cash and cash equivalents                        (33,116)     (22,608)      2,003
Cash and cash equivalents at beginning of year                 168,305      190,913     188,910
                                                              --------     --------
Cash and cash equivalents at end of year                      $135,189     $168,305    $190,913
                                                              --------     --------    --------
Supplemental disclosure:
 Interest paid                                                 $61,422      $42,380     $42,452
 Income taxes paid                                               9,484       10,186       9,025
 Common stock exchanged for acquisition of bank
  net of cash and cash equivalents                               3,869        3,894           -

[FN]
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Columnar amounts in footnotes are in thousands except per share amounts)

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BUSINESS - First Commerce Bancshares, Inc. (the Company) is a multi-bank holding company whose primary business is providing the normal banking functions of trust, commercial, consumer, correspondent, and mortgage banking services through its Nebraska based banks and affiliated organizations.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Certain prior years' amounts have been reclassified to conform to current year's classifications.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change relates to the adequacy of the allowance for loan losses.

Assets held in agency or fiduciary capacities are not assets of the subsidiary banks and accordingly, are not included in the accompanying financial statements.

CASH AND CASH EQUIVALENTS - For purposes of the statements of cash flows, the Company considers cash, due from banks, federal funds sold and certain securities that are purchased and sold for one-day periods to be cash equivalents.

MORTGAGES HELD FOR SALE - Mortgages held for sale are stated at the lower of aggregate cost or market. Net unrealized losses are recognized through a valuation allowance by charges to expense.

SECURITIES - Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity, and are reported at amortized cost. Securities that are acquired and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at their fair values, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses reported, net of tax, as a separate component of stockholders' equity. Realized gains and losses on investments are recognized on the specific identification method.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

LOANS - Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by the interest method on the daily outstanding principal balance. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Certain direct loan costs and fees are deferred and recognized over the life of the loan on the interest method. Annual bank card fees are recognized on a straight-line basis over the period that cardholders may use the card.

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an estimate of the amount that management believes will be adequate to absorb possible losses based on prior loan loss experience, the nature and volume of the loan portfolio, review of specific problem loans and an evaluation of the overall portfolio quality under current economic conditions. A change in the economy can quickly affect the financial status of borrowers and loan quality. Such changes can require significant adjustments in the allowance for loan losses on very short notice and are possible in the future.

On January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114 (SFAS 114), `Accounting by Creditors for Impairment of a Loan''and No. 118 (SFAS 118) ``Accounting by Creditors for Impairment of a Loan
- Income Recognition and Disclosures.'' These statements require that certain impaired loans be measured based on either the present value of expected future cash flows discounted at the loan's effective rate, the market price of the loan, or the fair value of the underlying collateral if the loan is collateral dependent. The statements further require that specific reserves be established for any impaired loan for which the recorded investment exceeds the measured value of the loan. SFAS 114 and SFAS 118 do not apply to smaller balance, homogenous loans, which the Company has identified as consumer loans, such as home equity, credit card, installment and 1-4 family residential loans. The effect of adopting SFAS 114 and SFAS 118 was not significant to the financial statements or results of operations.

PREMISES AND EQUIPMENT - Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the terms of the respective leases or the useful lives of the improvements, whichever is shorter.

OTHER REAL ESTATE OWNED - Other real estate owned is carried at the lower of fair value, minus estimated costs to sell, or the balance of the loan on the property at the date of acquisition. Gains or losses from the sale of other real estate owned or further reductions in the carrying value from a decline in the property value are charged against operating expenses. The Company did not have any other real estate owned at December 31, 1995 and 1994.

SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE - The Company enters into sales of securities under agreement to repurchase with customers of the subsidiary banks, which provide for the repurchase of the same security. These agreements may be open ended or of a specific term in length. Securities sold under agreement to repurchase identical securities are collateralized by assets which are held in a safekeeping agent account at the Federal Reserve.

LOAN SERVICING - Effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 122 (SFAS 122), `Accounting for Mortgage Servicing Rights, an amendment to FASB Statement No. 65,''on a prospective basis. SFAS 122 provides that an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. Mortgage servicing rights should be amortized in proportion to and over the period of estimated net servicing income and should be evaluated for impairment based on their fair value. The impairment evaluation should stratify the mortgage servicing rights based upon one or more of the predominant risk characteristics of the underlying loans. The effect of adopting SFAS 122 was not significant to the financial statements or results of operations.

The unamortized purchased servicing rights included in other assets were $2,999,000 and $1,454,000 at
December 31, 1995 and 1994, respectively. The amount of loans serviced for others approximated $812,351,000, $707,327,000 and $650,198,000 at December 31,
1995, 1994, and 1993, respectively.
As of December 31, 1995, the fair value of the Company's capitalized mortgage servicing rights (including mortgage servicing rights purchased) was approximately $11.0 million.  There was no valuation allowance for impairment relative to such rights.  Fair value was estimated by determining the present value of the estimated future cash flows using discount rates commensurate with the risks involved. The predominant risk characteristics which the Company uses to stratify mortgage servicing rights are loan type, interest rate and origination date.

INCOME TAXES - The Company uses the asset and liability approach for financial accounting and reporting of income taxes which recognizes the amount of taxes payable or refundable in the current year, and recognizes deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements and carryforwards using the current enacted tax rates. The Company and its subsidiaries file a consolidated income tax return. Taxes of the subsidiaries, computed on a separate return basis, are remitted to the Company.

NET INCOME PER SHARE - Net income per share is based on the weighted average number of shares of common stock outstanding.

ACCOUNTING PRONOUNCEMENTS - In March 1995, Statement of Financial Accounting Standards No. 121, `Accounting for Long-lived Assets and Long-lived Assets To
Be Disposed Of,''was issued. The statement establishes accounting standards for the impairment of long-lived assets and goodwill related to those assets to be held and used, and for long-lived assets to be disposed of. The Company does not expect the adoption of this statement to have a material effect on the financial condition or results of operations.

B.  RESTRICTED CASH BALANCES
The average compensating balances held at correspondent banks during 1995 and 1994 were $9,844,000 and $14,720,000 respectively. The subsidiary banks maintain such compensating balances to offset charges for services rendered by the correspondent banks. In addition, the Federal Reserve Bank required the subsidiary banks to maintain average balances of $23,717,000 and $27,060,000 for 1995 and 1994, respectively, as a reserve requirement.

C.  SECURITIES
Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their estimated fair values at December 31 were as follows.

                                                   GROSS    GROSS  ESTIMATED
                                        AMORTIZEDUNREALIZEDUNREALIZED FAIR
                                           COST    GAINS    LOSSES   VALUE
SECURITIES AVAILABLE FOR SALE:
DECEMBER 31, 1995
-----------------

U.S. government and agency securities   $210,976  $ 8,415  $   (86)$219,305
Mortgage-backed securities               109,345      223   (1,031) 108,537
Marketable equity securities              30,755    7,193     (296)  37,652
                                        --------  -------  ------- --------
    Totals                              $351,076  $15,831  $(1,413)$365,494


DECEMBER 31, 1994
-----------------

U.S. government and agency securities   $129,543 $    436  $(1,229)  $128,750
States and political subdivision securities  800        -       (4)       796
Mortgage-backed securities               118,868       77   (5,710)   113,235
Marketable equity securities              25,960    2,811   (1,339)    27,432
                                        --------   ------- --------   -------
    Totals                              $275,171   $3,324  $(8,282)  $270,213
                                        --------   ------  ------- --------

SECURITIES HELD TO MATURITY:
DECEMBER 31, 1995
-----------------

U.S. government and agency securities  $  39,188   $  491 $    (89)$  39,590
States and political subdivision
 securities                               32,777      499      (90)   33,186
Mortgage-backed securities               126,752      209     (970)  125,991
Other                                      1,965       23      (16)    1,972
                                        --------   ------  -------  --------
    Totals                              $200,682   $1,222  $(1,165) $200,739
                                        --------   ------  ------- --------

DECEMBER 31, 1994
-----------------

U.S. government and agency securities  $  96,532     $231  $(1,888) $ 94,875
States and political subdivision
  securities                              28,876      213     (440)   28,649
Mortgage-backed securities               139,851       78   (6,549)  133,380
Other                                      2,325       26       (6)    2,345
                                        --------   ------  -------- --------
    Totals                              $267,584     $548  $(8,883) $259,249
                                        --------   ------  ------- --------

The amortized cost and estimated fair value of debt securities at December 31, 1995, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                           HELD TO MATURITY  AVAILABLE FOR SALE
                                                   ESTIMATED          ESTIMATED
                                        AMORTIZED     FAIR   AMORTIZED   FAIR
                                           COST      VALUE      COST    VALUE
[S]                                    [C]       [C]        [C]       [C]
Due in one year or less                $  32,347 $  32,512  $  12,001 $ 12,006
Due after one year through five years     31,448    31,925    186,078  193,883
Due after five years through ten years     9,056     9,217     12,897   13,416
Due after ten years                        1,079     1,094          -        -
                                        --------  --------   --------  -------
                                          73,930    74,748    210,976  219,305
Mortgage-backed securities               126,752   125,991    109,345  108,537
                                        --------  --------   -------- --------
                                        $200,682  $200,739   $320,321 $327,842
                                        --------  --------   -------- --------

During 1995 and 1994, respectively, proceeds from sales of securities held to maturity were $6,015,000 and $21,038,000 and proceeds from sales of securities available for sale were $18,706,000 and $76,264,000. Gross gains of $20,000 and $73,000 on securities held to maturity and $1,069,000 and $943,000 on securities available for sale and gross losses of $6,000 and $30,000 on securities held to maturity and $502,000 and $804,000 on securities available for sale were realized on 1995 and 1994 sales, respectively. Income taxes on securities held to maturity net gains were $5,000 and $15,000 during 1995 and 1994, respectively. Income taxes on securities available for sale net gains were $198,000 and $49,000 during 1995 and 1994, respectively. All sales of securities held to maturity were within three months of the securities' maturities, or were early calls of the securities.

Prior to the adoption of SFAS 115 on December 31, 1993, proceeds from sales of investments in debt securities including securities held for sale were $21,727,000 during 1993. Gross gains of $97,000 and gross losses of $9,000 were realized on those sales in 1993. Income taxes on net security gains were $31,000 for 1993.

Securities with a carrying value of $437,476,000 at December 31, 1995, and $363,444,000 at December 31, 1994, were pledged to secure obligations under repurchase agreements or to secure public or trust deposits in the normal course of business.

At December 31, 1995 and 1994, state and political subdivision securities with an amortized cost of $27,667,000 and $25,223,000, respectively, and an estimated fair value of $27,854,000 and $24,907,000, respectively, were issued by State of Nebraska political subdivisions.

In connection with the adoption of `A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities,''the Company reclassified $3 million of U.S. Treasury securities from securities held to maturity to securities available for sale.

D.  LOANS
Loans at December 31 are summarized as follows:
                                                             1995     1994
[S]                                                     [C]        [C]
Real estate mortgage                                    $  295,268 $270,603
Consumer                                                   263,320  228,332
Commercial and financial                                   201,910  166,682
Agricultural                                               126,414   87,758
Credit card                                                108,641   80,135
Real estate construction                                    21,814   16,782
                                                        ---------- --------
                                                        $1,017,367 $850,292
                                                         --------- --------

Virtually all of the Company's loans are to Nebraska-based organizations, although the loan portfolio is well diversified by industry. The Nebraska economy is dependent upon the general state of the agricultural economy. As of December 31, 1995 and 1994, there were $1,700,000 and $1,150,000, respectively, of nonaccruing loans. The amount of restructured loans as of December 31, 1995 and 1994 was not significant.

The Company's policy for requiring collateral and guarantees varies with the creditworthiness of each borrower. The portfolio is generally secured by accounts receivable, inventory, property, plant and equipment, income producing commercial properties, marketable securities or interest-bearing time deposits.

Impairment of loans having recorded investments of $2,472,000 at December 31, 1995 has been recognized in conformity with FASB Statement No. 114 as amended by
FASB Statement No. 118.   The total allowance for loan losses related to these
loans was $463,000 at December 31, 1995. Interest income on impaired loans of $192,000 was recognized for cash payments received in 1995. Average impaired loans for the year ended December 31, 1995 was $1,844,000.

E.  ALLOWANCE FOR LOAN LOSSES
Transactions in the allowance for loan losses are summarized as follows:
                                                    1995     1994     1993
[S]                                               [C]      [C]      [C]
Balance, January 1                                $17,190  $18,461  $18,470
Provision for loan losses                           3,495      332    1,143
Bank acquisition                                      843      326        -
                                                   ------   ------   ------
    Total                                          21,528   19,119   19,613
Net charge-offs:
 Loans charged-off                                  4,657    3,723    3,126
 Less recoveries                                    2,146    1,794    1,974
                                                  -------   ------  -------
    Net loans charged-off                           2,511    1,929    1,152
                                                  -------  -------  -------
Balance, December 31                              $19,017  $17,190  $18,461
                                                  =======  =======  =======
F.  PREMISES AND EQUIPMENT
Premises and equipment at December 31 consists of the following:
                                                             1995     1994
[S]                                                       [C]      [C]
Land                                                      $  6,973 $  6,064
Buildings and leasehold improvements                        53,450   51,196
Equipment and furnishings                                   34,420   34,515
                                                            ------   ------
                                                            94,843   91,775
Less accumulated depreciation                               46,807   47,324
                                                            ------   ------
                                                           $48,036  $44,451
                                                           -------  -------

The Company has certain obligations under noncancelable operating leases for premises and equipment. Most of these leases have renewal or purchase options. Rental expense on all leases for the years ended December 31, 1995, 1994 and 1993, was approximately $1,352,000, $1,361,000, and $1,033,000, respectively.
The approximate future minimum rental commitments under noncancelable leases are as follows:

                                            PREMISES   EQUIPMENT     TOTAL
      [C]                                  [C]           [C]       [C]
      1996                                 $  537        $398      $  935
      1997                                    377         115         492
      1998                                    323          56         379
      1999                                    287          26         313
      2000                                    202          22         224
      Thereafter                            4,152           4       4,156

G. DEPOSIT MATURITIES
Maturities of time deposits at December 31, 1995 are as follows:

                             1996    $693,081
                             1997      68,164
                             1998      18,256
                             1999       7,918
                             2000       4,424
                             Thereafter    67

H.  SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE
Amounts and interest rates related to securities sold under agreement to repurchase are as follows:

                                                       1995     1994     1993
[S]                                                 [C]       [C]     [C]
Amount outstanding at year-end                      $ 92,726  $73,132 $ 74,399
Average interest rate outstanding at year-end           5.0%     4.5%      2.6%
Highest amount outstanding as of any month-end
  during the year                                    101,912   95,998  105,648
Average amount outstanding during the year            85,384   78,651   72,152
Approximate average interest rate                       5.1%      3.4%     2.8%
I.  LONG-TERM DEBT
Long-term debt at December 31 is as follows:
                                                                1995     1994
[S]                                                           [C]      [C]
Capital notes, 6.40% to 8.70%, due 1995 to 2002               $21,000  $23,000
Federal Home Loan Bank advances, due 1996 and 1997             34,269   10,000
Other                                                             250        -
                                                              -------  -------
                                                              $55,519  $33,000
                                                              -------  -------

The capital notes were issued on June 1, 1992, in series pursuant to an indenture dated May 1, 1992. Each series of capital notes is payable May 1. Interest is payable semi-annually on May 1 and November 1. The capital notes are subject to redemption at the option of the Company at any time on or after May 1, 1999, at a redemption price equal to 100% of the principal amount thereof together with the accrued interest to the redemption date. The indenture provides that the Company will not create, assume, incur or suffer to exist any mortgage or other liens upon the shares of capital stock of any significant bank subsidiary (of which the National Bank of Commerce is the only one at present) owned by the Company unless certain conditions are met. The indenture also provides that the Company will not permit its debt to tangible equity ratio to exceed 30%. The Company's debt to tangible equity ratio was 12% as of December 31, 1995.

The Federal Home Loan Bank (FHLB) advances of $34,269,000 were made to subsidiary banks. These advances are due in 1996 and 1997. Interest is paid monthly of which $20,000,000 bears interest based upon national prime rates 6.15% to 6.25% at December 31, 1995. The balance bears fixed interest rates of 5.80% to 6.15%. The advances are collateralized by a blanket pledge of mortgage loans and certain investment securities.
Scheduled principal payments for the five years following December 31, 1995 are:
                             1996     $12,500
                             1997      26,769
                             1998       2,500
                             1999       2,500
                             2000       2,500

J.   SHAREHOLDERS' EQUITY
TREASURY STOCK -- In 1993, 486,196 shares of treasury stock acquired in prior years were constructively retired at the aggregate cost. In 1994, 137 Class A Common shares and 89,541 Class B Common shares were acquired at a cost of $1,088,000. In 1995, 7,140 shares of Class B Common shares were acquired at a cost of $82,000. At the end of 1995, all shares of treasury stock were again retired at the aggregate cost.

STOCK DIVIDEND -- The Board of Directors authorized a dividend, accounted for as a stock split, of four shares of nonvoting Class B Common Stock for each share of Class A Common Stock of record on October 20, 1993. At a special meeting of shareholders held October 19, 1993, the shareholders approved a reclassification amendment to the Company's Articles of Incorporation. The amendment (1) reclassified the existing common shares of the Company as Class A Common Stock;
(2) authorized a new class of nonvoting common shares designated as nonvoting Class B Common Stock; (3) increased the number of authorized shares of common stock from 6,250,000 to 50,000,000 shares, consisting of 10,000,000 shares of Class A Common Stock and 40,000,000 shares of nonvoting Class B Common Stock;
(4) established the rights, powers and limitations of the Class A Common Stock and the nonvoting Class B Common Stock; and (5) reduced the par value of the Common Stock from $1.00 per share to $.20 per share. All share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for this stock dividend.

K.   INCOME TAXES
Consolidated income tax expense for the years ended December 31 consists of the following:

                                                       1995     1994     1993
Current provision:
 [S]                                                 [C]     [C]       [C]
 Federal                                             $8,857  $ 8,985   $8,735
 State                                                  655      632      599
                                                      -----    -----    -----
                                                      9,512    9,617    9,334
Deferred income taxes                                   (81)     512       29
                                                      -----   ------    -----
Total consolidated income tax provision              $9,431  $10,129   $9,363
                                                     ------  -------    -----

The effective rate of total tax expense differs from the statutory federal tax rate as follows:

                                                       1995     1994     1993
[S]                                                     [C]      [C]      [C]
Tax at federal statutory rate                           35%      35%      35%
Tax-exempt interest on obligations
 of state and political subdivisions                    (2)      (2)      (2)
Other                                                    2        2       (1)
                                                        --       --       --
Effective tax rate                                      35%      35%      32%
                                                        --       --       --

Significant items comprising the Company's net deferred tax asset as of December 31, 1995, 1994 and 1993 are as follows:

DEFERRED TAX ASSETS:                                   1995     1994     1993
[S]                                                  [C]      [C]      [C]
Allowance for loan losses                            $6,509   $5,912   $6,349
Net unrealized gains and losses on
 securities available for sale                            -    1,696        -
Other                                                 1,132    1,213      855
                                                      -----    -----    -----
   Total deferred tax assets                          7,641    8,821    7,204

DEFERRED TAX LIABILITIES:
Net unrealized gains and losses on
 securities available for sale                        5,046        -    2,049
Premises and equipment differences between
 book and tax basis of property                       2,133    2,175    2,001
Other                                                   328      255      246
                                                      -----    -----    -----
   Total deferred tax liabilities                     7,507    2,430    4,296
                                                      -----    -----    -----
Net deferred tax asset                               $  134   $6,391   $2,908
                                                      -----    -----    -----

L.  ADVERTISING COSTS
The Company expenses costs of advertising, except for direct-response advertising relating to its bankcard joint venture, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of direct-response mailings and telemarketing costs. The capitalized costs of the advertising are amortized over the five year period following completion of the advertising campaign. At December 31, 1995 and 1994, $1,700,000 and $0 of advertising costs are reported in other assets.

M.  COMMITMENTS AND CONTINGENT LIABILITIES
The Company's consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and standby letters of credit. These instruments involve, in varying degrees, elements of credit, interest rate and liquidity risk in excess of the amount recognized in the consolidated balance sheet. The extent of the Company's involvement in various commitments or contingent liabilities is expressed by the contract amount of such instruments.

Commitments to extend credit, excluding mortgage banking operations, amounted to $341,073,000 and $265,657,000 (exclusive of $718,957,000 and $275,079,000 of unused approved lines of credit related to credit card loan agreements) at December 31, 1995 and 1994, respectively. These commitments are agreements to lend to a customer as long as all conditions established in the contract are fulfilled. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis in conjunction with the normal lending function. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based upon management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, marketable securities and interest-bearing time deposits.

The Company's commitments to extend credit in its mortgage banking operations amounted to approximately $51,800,000, and $12,500,000 at December 31, 1995 and 1994, respectively. Credit policies in the Company's mortgage banking operations are designed to satisfy the requirements of the secondary mortgage market.
These requirements, among others, include that the loans which are subject to these commitments be secured by a first position in the underlying property and meet certain maximum loan-to-value and insurance requirements.

Mandatory commitments to deliver residential mortgages are binding agreements to sell mortgage loans to investors at fixed prices and expiration dates. The Company could incur pair-off costs should it be unable to fulfill its obligation, which could occur if an insufficient level of conforming closed loans is available for delivery by the specified date. This exposure is less than the contract amount of the commitment and is determined by the delivery shortfall and the then current market interest rates. The Company monitors its position relative to these commitments to deliver on a daily basis. The Company had mandatory commitments to deliver residential mortgage loans totaling approximately $54,105,000 and $8,916,000 as of December 31, 1995 and 1994,
respectively. The Company has an agreement to sell on a best efforts basis $1,100,000 as of December 31, 1995.

Standby and commercial letters of credit are conditional commitments issued by the Company guaranteeing the performance of a customer to a third party. These guarantees primarily consist of performance assurances made on behalf of customers who have a contractual commitment to produce or deliver goods or services. Most guarantees are for one year or less. The risk to the Company arises from its obligation to make payment in the event of the customers' contractual default. The amount of collateral obtained, if deemed necessary by the Company, is based upon management's credit evaluation of the customer. The Company had $18,238,000 and $15,687,000 in letters of credit outstanding at December 31, 1995 and 1994, respectively.

N.  RELATED PARTY TRANSACTIONS
As of December 31, 1995, the subsidiary banks had various loans outstanding to related parties (executive officers, directors, loans guaranteed by directors and companies employing a director of a bank). The Company believes these loans have been made under comparable terms and conditions as loans made to unrelated parties. An analysis of aggregate loans to related parties of the Company and its significant subsidiaries for the year ended December 31, 1995 is shown below:

                   BEGINNING                             ENDING
                    BALANCE    ADDITIONS    PAYMENTS    BALANCE
                    $26,466     $92,360     $85,800     $33,026

O.  EMPLOYEE BENEFIT PLANS
The Company has two employee retirement plans. The Retirement Accumulation Plan is a noncontributory defined contribution plan covering substantially all employees with six months of service. Annual contributions are based upon defined compensation of covered employees. Company cost for this plan was $968,000 in 1995, $953,000 in 1994, and $928,000 in 1993.

The Profit Sharing and Thrift Plan is a contributory, defined contribution plan covering substantially all employees with six months of service. Employee contributions vary from 0 to 12% of compensation. The Company contribution, subject to certain limitations, is based upon employee contributions and profitability. Company cost for this plan was $1,009,000 in 1995, $1,016,000 in 1994, and $1,273,000 in 1993.

 P.  REGULATORY MATTERS
One of the principal sources of cash of the Company is dividends from its subsidiary banks. The total dividends that can be declared by the subsidiary banks without receiving prior approval from regulatory authorities are limited to a bank's defined net income of that year combined with its retained defined net income from the previous two years. For the calendar year 1996, the subsidiary banks have retained defined net income from 1995 and 1994 of approximately $17,359,000.

The Company and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total capital (as defined) to risk-weighted assets (as defined).

                                                                                                 CAPITAL ADEQUACY
                                                                                             REQUIRED                        ACTUAL
                                                                                 AMOUNT      (RATIO)          AMOUNT         (RATIO)
As of December 31, 1995:
  Tier I Capital (to Quarterly Average Assets)                                   $70,379    (4.0%)            $161,128      (9.16%)
  Tier I Capital (to Risk Weighted Assets)                                        48,118    (4.0%)             161,128     (13.39%)
  Total Capital (to Risk Weighted Assets)                                         96,236    (8.0%)             178,307     (14.82%)

As of December 31, 1994:
  Tier I Capital (to Quarterly Average Assets)                                   $62,576    (4.0%)            $144,434      (9.23%)
  Tier I Capital (to Risk Weighted Assets)                                        39,077    (4.0%)             144,434     (14.78%)
  Total Capital (to Risk Weighted Assets)                                         78,153    (8.0%)             158,839     (16.26%)

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") provides for, among other things, enhanced federal supervision of depository institutions, including greater authority for the appointment of a conservator or receiver for undercapitalized institutions; the adoption of safety and soundness standards by the federal banking regulators; the establishment of risk-based deposit insurance premiums; and mandated consumer protection disclosures with respect to deposit accounts. The prompt corrective action regulations of the statute specifies five capital categories with the highest rating being "well capitalized." At December 31, 1995 and 1994, each of the Company's subsidiary banks exceeded the financial requirements for the "well capitalized" category under such regulations.

Q.  CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS  (Parent Company Only)                          DECEMBER 31,
                                                                      1995          1994
                                     ASSETS
Cash on deposit with subsidiaries                                $      56       $     83
Securities purchased under agreement to resell
 to subsidiary bank                                                  4,130          5,720
Short-term investments                                               1,375            131
 Cash and cash equivalents                                           5,561          5,934
Securities available for sale (cost of $29,704,000 and $28,242,000) 36,568         29,703
Investment in subsidiaries:
 Equity in net assets of bank subsidiaries                         137,135        116,771
 Equity in net assets of nonbank subsidiaries                        9,202          8,697
 Excess cost over fair value of net assets                           8,903          6,483
Premises and equipment                                              12,234         11,214
Other assets                                                         3,477          2,449
                                                                  --------       --------
                                                                  $213,080       $181,251
                                                                  --------       --------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Other liabilities                                                 $  4,459       $  1,997
Short-term borrowings from non-bank subsidiaries                     7,350          6,900
Long-term debt                                                      21,250         23,000
 Total liabilities                                                  33,059         31,897
Stockholders' equity                                               180,021        149,354
                                                                  --------       --------
                                                                  $213,080       $181,251
                                                                  --------       --------

CONDENSED STATEMENTS OF INCOME  (Parent Company Only)

                                                                   YEAR ENDED DECEMBER 31,
                                                                 1995        1994       1993
Income:
 Dividends from bank subsidiaries                              $11,220     $11,055    $10,304
 Dividends from nonbank subsidiaries                               300       1,200          -
 Rent:
   Subsidiaries                                                  1,760       1,748      1,728
   Other                                                         1,162       1,152      1,076
 Interest and dividend income                                    1,335       1,130        939
 Other                                                             415         259        356
                                                                ------      ------     ------
                                                                16,192      16,544     14,403

Expenses:
 Salaries and employee benefits                                  1,758       1,782      1,611
 Interest                                                        1,811       1,939      2,046
 Interest paid to subsidiaries                                     554         222          -
 Building expense                                                2,079       2,188      2,164
 Other                                                           1,850       1,703      1,659
                                                                 -----       -----      -----
                                                                 8,052       7,834      7,480
                                                                 -----       -----      -----
Income before income tax benefit
 and equity in undistributed
 earnings of subsidiaries                                        8,140       8,710      6,923
Income tax benefit                                               1,097       1,227      1,404
                                                                 -----       -----      -----
Income before equity in undistributed
 earnings of subsidiaries                                        9,237       9,937      8,327
Equity in undistributed earnings
 of subsidiaries                                                 8,183       9,095     11,433
                                                                ------      ------     ------
Net income                                                     $17,420     $19,032    $19,760
                                                               -------     -------    -------




CONDENSED STATEMENTS OF CASH FLOWS  (Parent Company Only)

                                                                   YEAR ENDED DECEMBER 31,
                                                                 1995        1994       1993
Net income                                                     $17,420     $19,032    $19,760
Adjustments to reconcile net income to net cash
 from operating activities:
   Depreciation and amortization                                   728         751        601
   Equity in undistributed earnings of subsidiaries             (8,183)     (9,095)   (11,433)
   Other                                                          (681)        184       (657)
                                                                -------     -------   --------
    Total adjustments                                           (8,136)     (8,160)   (11,489)
                                                                -------     -------   --------
Net cash from operating activities                               9,284      10,872      8,271

Cash flows from investing activities:
 Proceeds from sales and maturities of
  securities available for sale                                 12,065      12,181      3,537
 Purchase of securities available for sale                     (13,014)    (22,529)    (5,923)
 Purchase of premises and equipment                             (1,597)       (119)      (360)
 Other                                                          (2,417)        (89)        (1)
                                                               --------    --------    -------
Net cash from investing activities                              (4,963)    (10,556)    (2,747)
                                                               --------    --------    -------
Cash flows from financing activities:
 Changes in short-term borrowings                                  450       6,900          -
 Repayment of long-term debt                                    (2,000)     (2,000)    (1,500)
 Purchase of treasury stock                                        (82)     (1,088)         -
 Cash dividends paid                                            (3,062)     (2,823)    (3,258)
                                                                -------     -------    -------
Net cash from financing activities                              (4,694)        989     (4,758)
                                                                -------     -------    -------
Net change in cash and cash equivalents                           (373)      1,305        766
Cash and cash equivalents at beginning of year                   5,934       4,629      3,863
                                                                ------      ------     ------
Cash and cash equivalents at end of year                       $ 5,561     $ 5,934    $ 4,629
                                                                ------      ------     ------

Supplemental disclosures of cash flow information:
 Cash paid during year for:
   Interest                                                     $1,842      $1,940     $1,986
   Income taxes                                                  8,805       9,521      8,641
   Common stock exchanged for acquisition of bank                3,869       3,894          -
   Debt exchanged for other assets                                 250           -          -

R.  DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments," requires certain entities to disclose the estimated fair value of its financial instruments. For the Company, as with most financial institutions, most of its assets and its liabilities are considered financial instruments as defined in SFAS 107. Many of the Company's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. It is also the Company's general practice and intent to hold most of its financial instruments to maturity and not engage in trading or sales activities. Therefore, significant estimations and present value calculations were used by the Company for purposes of this disclosure. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                                                    DECEMBER 31, 1995       DECEMBER 31, 1994
                                                              ESTIMATED              ESTIMATED
                                                   CARRYING     FAIR       CARRYING     FAIR
                                                    AMOUNT      VALUE       AMOUNT     VALUE
ASSETS:
 Cash and cash equivalents                         $135,189  $ 135,189    $168,305   $168,305
 Mortgages held for sale                             25,574     25,731       4,803      4,803
 Securities available for sale                      365,494    365,494     270,213    270,213
 Securities held to maturity                        200,682    200,739     267,584    259,249
 Net loans                                          998,350  1,000,930     833,102    827,276
 Other financial instruments                         25,210     25,210      18,188     18,188

LIABILITIES:
 Demand deposits with no stated maturities          668,305    668,305     710,820    710,820
 Time deposits                                      794,900    798,283     645,145    644,044
 Securities sold under agreement to repurchase       92,726     92,726      73,132     73,132
 Other short-term borrowings                          5,214      5,214           -          -
 Long-term debt                                      55,519     56,760      33,000     32,540
 Other financial instruments                         16,318     16,318      11,929     11,929

CASH AND CASH EQUIVALENTS. For cash and cash equivalents, the carrying amount is considered a reasonable estimate of fair value.
MORTGAGES HELD FOR SALE. The estimated fair value of these instruments is based upon current quoted prices for the instrument or similar instruments. SECURITIES. The estimated fair value of securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services. LOANS. For those loans with floating interest rates, carrying value was used as approximate fair value. For all other loans, the estimated fair value is based on the discounted value of projected cash flows. When using the discounting method, loans are gathered by homogeneous groups and discounted at a rate that would be used for similar loans at December 31, 1995 and 1994. In addition, when computing the estimated fair value for all loans, general reserves for loan losses are subtracted from the calculated fair value for consideration of credit issues.
DEPOSITS. The estimated fair value of deposits with no stated maturity, such as noninterest bearing, savings, NOW and money market checking accounts, is the amount payable on demand. The estimated fair value of time deposits is based on the discounted value of projected cash flows. The discount rate is the market rate currently offered for deposits with similar original maturities.
SHORT-TERM BORROWINGS. Due to the short-term nature of repricing and maturities of these instruments, fair value is considered carrying value.
LONG-TERM DEBT. The estimated fair value of long-term debt is based on rates currently believed to be available to the Company for debt with similar terms and maturities.
OTHER FINANCIAL INSTRUMENTS. All other financial instruments of a material nature, including both assets and liabilities shown above, fall into the definition of short-term and fair value is estimated as carrying value. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS. The estimated fair value of these instruments such as loan commitments and standby letters of credit approximates their off-balance sheet carrying value because of repricing ability and other terms of the contracts.

S.  ACQUISITIONS
As of the close of business March 31, 1995, the Company acquired Western Banshares, Inc. (Western) in Alliance and Bridgeport, Nebraska. Western's subsidiary bank was immediately merged into the North Platte National Bank with the two facilities being operated as branches starting April 1, 1995. The name of North Platte National Bank was changed to Western Nebraska National Bank. The Company issued 309,266 shares of First Commerce Bancshares Class B common stock (fair value of $3,904,483) and paid $1,989,317 in cash and cash in lieu of fractional shares, for all the outstanding common stock of Western. The transaction has been accounted for as a purchase with resulting goodwill of approximately $2,883,000 being amortized over 15 years. As of the close of business on March 31, 1995, Western had total assets of $41 million.
The following unaudited pro forma consolidated financial information gives effect to the Western Bank purchase as if it had taken place on January 1, 1994. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on the dates indicated, or which may result in the future.
                                                             1995     1994
[S]                                                        [C]      [C]
Net interest income                                        $61,217  $59,267
Noninterest income                                          33,873   31,378
Net income                                                  17,401   19,137
Net income per share                                          1.28     1.43


As of the close of business September 30, 1994, the Company acquired Lincoln Bank South, Lincoln, Nebraska. Lincoln Bank South was immediately merged into the National Bank of Commerce, with the facility operated as a branch. The Company issued 324,871 shares of its Class B Common Stock ($3,980,000 fair market value) and paid out $2,000 in lieu of fractional shares to the common stock shareholders of Lincoln Bank South, in exchange for their shares of Lincoln Bank South common stock ($3,982,000 fair market value). The transaction was accounted for as a purchase with resulting goodwill of approximately $1,567,000 being amortized over 15 years. At September 30, 1994, Lincoln Bank South had total assets of $34 million.
The following unaudited pro forma consolidated financial information gives effect to the Lincoln Bank South purchase as if it had taken place on January 1, 1993. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on the dates indicated, or which may result in the future.
                                                             1994     1993
[S]                                                        [C]      [C]
Net interest income                                        $58,752  $57,834
Noninterest income                                          33,302   35,159
Net income                                                  19,191   20,034
Net income per share                                          1.44     1.50

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
First Commerce Bancshares, Inc.
Lincoln, Nebraska

     We have audited the accompanying consolidated balance sheets of First Commerce Bancshares, Inc., and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Commerce Bancshares, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP



Lincoln, Nebraska
February 9, 1996

SELECTED QUARTERLY FINANCIAL DATA
(In Thousands Except Per Share Data)

                              FIRST    SECOND     THIRD     FOURTH    ANNUAL
                             QUARTER  QUARTER    QUARTER   QUARTER     TOTAL
                             --------
                                        (Unaudited)

1995
Total interest income        $28,131  $31,286   $32,284    $32,296  $123,997
Net interest income           14,617   15,113    15,430     15,729    60,889
Provision for loan losses        696      686       700      1,413     3,495
Noninterest income             7,985    8,351     8,107      9,407    33,850
Noninterest expense           15,706   15,827    15,530     17,330    64,393
Net income                     4,098    4,467     4,739      4,116    17,420

Net income per share             .31      .33        .35       .30       1.29
Common stock market value *
 Class A voting
    high                       18.50    16.25      18.50     20.00      20.00
    low                        15.50    16.00      16.25     17.00      15.50
 Class B nonvoting
    high                       12.50    12.00      12.25     14.25      14.25
    low                        10.50    10.50      11.00     12.00      10.50
Dividends declared per share     .054     .054       .054      .065       .227


1994
Total interest income        $24,025  $25,252   $25,672    $26,833  $101,782
Net interest income           14,062   14,858    14,323     14,550    57,793
Provision for loan losses         71       81        81         99       332
Noninterest income             7,687    8,499     7,575      7,602    31,363
Noninterest expense           14,968   14,846    14,898     14,951    59,663
Net income                     4,400    5,470     4,519      4,643    19,032

Net income per share             .34      .42        .35       .35       1.46
Common stock market value*
 Class A voting
    high                       15.25    15.75      16.00     15.50      16.00
    low                        13.50    13.50      15.25     14.50      13.50
 Class B nonvoting
    high                       13.00    12.25      12.25     11.50      13.00
    low                        11.25    11.00      11.50     10.00      10.00
Dividends declared per share     .054     .054       .054      .054       .216

[FN]
* The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol "FCBIA" for the Class A voting common stock and "FCBIB" for the Class B nonvoting common stock. The market value ranges are based upon the high and low closing bid prices per share for the calendar quarters indicated as reported by NASDAQ. These quotations represent quoted prices between dealers, do not include retail mark-up, mark-downs or commissions, and may not represent actual transactions. As of December 31, 1995, the Company had 591 Class A stockholders of record and 945 Class B shareholders of record.

SELECTED FINANCIAL DATA
Three-Year Average Balance Sheets / Yields and Rates

                                                      YEAR ENDED DECEMBER 31,
                                                                1995
                                                    AVERAGE              AVERAGE
                                                    BALANCE   INTEREST    RATE
                                                       (Amounts in thousands)

                                     ASSETS
Interest-earning assets:
 Loans,
 including non-accrual loans                    $  917,742   $ 85,494     9.32%
 Taxable investment securities                     512,193     31,943     6.24
 Nontaxable investment securities
  (non-taxable basis)                               31,788      1,610     5.06
 Federal funds sold                                 47,134      2,966     6.29
 Mortgages held for sale                            12,533      1,213     9.68
 Equity securities                                  29,639        771     2.60
                                                 ---------    -------
   Total interest-earning assets                 1,551,029    123,997     7.99

 Less allowance for loan losses                    (18,306)
 Cash and due from banks                            94,107
 Premises and equipment                             45,809
 Other assets                                       37,569
                                                 ---------
   Total assets                                 $1,710,208
                                                 ---------

                             LIABILITIES AND EQUITY
Interest-bearing liabilities:
 Interest-bearing demand                         $ 312,994      8,350     2.67%
 Savings                                            80,049      2,269     2.83
 Time                                              758,347     44,537     5.87
                                                 ---------     ------
   Total interest-bearing deposits               1,151,390     55,156     4.79

 Federal funds purchased                            10,231        595     5.82
 Securities sold under agreement to repurchase
   and other short-term liabilities                 81,992      4,240     5.17
 Long-term debt                                     42,036      3,117     7.42
                                                 ---------     ------
   Total interest-bearing liabilities            1,285,649     63,108     4.91
                                                               ------
 Noninterest bearing demand deposits               242,602
 Other liabilities                                  16,414
                                                 ---------
   Total liabilities                             1,544,665

Total stockholders' equity                         165,543
                                                 ---------
   Total liabilities and stockholders' equity   $1,710,208
                                                 ---------
Net interest income                                           $60,889
                                                               ------
Net interest spread                                                       3.08%

                                                                          ----
Net yield on interest-earning assets                                      3.93%
                                                                          ----


SELECTED FINANCIAL DATA
Three-Year Average Balance Sheets / Yields and Rates

                           YEAR ENDED DECEMBER 31,
                      1994                          1993
          AVERAGE             AVERAGE   AVERAGE             AVERAGE
          BALANCE   INTEREST   RATE     BALANCE   INTEREST   RATE
                            (Amounts in thousands)


         $ 797,369 $ 68,380     8.58% $ 701,305   $62,559     8.92%
           486,918   28,264     5.80    495,426    31,441     6.35
            29,980    1,510     5.04     26,462     1,463     5.53
            50,866    2,161     4.25     73,525     2,243     3.05
             9,435      865     9.17     15,974     1,444     9.04
            22,197      602     2.71     11,668       462     3.96
         ---------  -------           ---------    ------
         1,396,765  101,782     7.29  1,324,360    99,612     7.52

           (17,988)                     (18,784)
            98,908                       96,081
            44,475                       44,938
            34,582                       34,780
         ---------                    ---------
        $1,556,742                   $1,481,375
         ---------                    ---------



        $  333,987    8,401     2.52% $ 322,066     9,070     2.82%
            82,865    2,270     2.74     74,436     2,221     2.98
           598,918   28,162     4.70    567,590    26,344     4.64
         ---------   ------             -------    ------
         1,015,770   38,833     3.82    964,092    37,635     3.90

            12,135      534     4.40      5,469       174     3.18

            78,651    2,661     3.38     72,152     2,030     2.81
            24,023    1,961     8.16     25,600     2,046     7.99
         ---------   ------           ---------    ------
         1,130,579   43,989     3.89  1,067,313    41,885     3.92
                     ------                        ------
           268,053                      273,583
            15,745                       15,173
         ---------                    ---------
         1,414,377                    1,356,069

           142,365                      125,306
         ---------                    ---------
        $1,556,742                   $1,481,375
         ---------                    ---------
                  $  57,793                       $57,727
                    -------                       -------
                                3.40%                         3.60%
                                ----                          ----
                                4.14%                         4.36%
                                ----                          ----

[CAPTION]
SELECTED FINANCIAL DATA
(In Thousands Except Per Share Data)

                                              1995         1994        1993         1992
At December 31,
 Assets                                   $1,815,575  $1,624,138   $1,572,298   $1,452,058
 Investments                                 566,176     537,797      520,176      495,784
 Loans                                     1,017,367     850,292      777,695      674,352
 Deposits                                  1,463,205   1,355,965    1,324,196    1,196,111
 Long-term debt                               55,519      33,000       25,000       26,500
 Stockholders' equity                        180,021     149,354      137,293      116,335
Year Ended December 31,
 Net interest income                         $60,889     $57,793      $57,727      $55,303
 Provision for loan losses                     3,495         332        1,143        3,152
 Total noninterest income                     33,850      31,363       33,345       33,767
 Total noninterest expenses                   64,393      59,663       60,806       57,304
 Net income                                   17,420      19,032       19,760       19,150
Per share data:
 Net income                                   $ 1.29       $ 1.46      $ 1.52        $1.47
 Dividends                                       .227         .216        .20          .188
 Stockholders' equity before net unrealized gains
   and losses on available for sale securities 12.58        11.49       10.24         8.93
 Total stockholders' equity                    13.27        11.26       10.53         8.93
Selected Ratios:
 Rate of return on average:
   Total assets                                 1.02%        1.22%       1.33%        1.41%
   Stockholders' equity(1)                     10.52        13.37       15.77        17.69
 Average total stockholders' equity
   to average total assets(1)                   9.46         9.15        8.46         7.96
 Common dividends payout ratio                 17.58        14.83       13.19        12.79
 Allowance for loan
   losses to total loans                        1.87         2.02        2.37         2.74
 Nonaccrual and restructured
   loans as a percentage of total loans          .29          .30         .34          .50
 Net charge-offs to
   average total loans                           .27          .24         .16          .25
Capital Ratios:
Core capital (Tier I) (2)                      13.39%       14.78%      13.43%       12.70%
Total risk based capital (3)                   14.82        16.26       14.90        13.95
Leverage (4)                                    9.16         9.23        8.31         7.98

[FN]
(1) Stockholders' equity before net unrealized gains and losses on securities available for sale
(2) Stockholders' equity before net unrealized gains and losses on securities available for sale, plus minority interest, less goodwill and deposit intangibles to risk-weighted assets (using 1995 requirements).
(3) Tier I capital plus allowance for loan losses (limited to 1.25% of risk-weighted assets) to risk-weighted assets (using 1995 requirements).
(4) Tier I capital to quarterly average assets less goodwill.

SELECTED FINANCIAL DATA
(In Thousands Except Per Share Data)
       1991        1990        1989        1988        1987        1986
  $1,309,613  $1,106,354  $1,019,288    $955,367    $946,037    $919,251
     384,951     375,624     354,865     400,485     439,213     392,482
     631,713     538,056     489,537     423,333     384,887     376,343
   1,123,728     938,881     864,011     788,962     781,307     744,064
      11,725      10,583      10,757      12,956      14,907      19,889
      99,702      95,576      88,578      83,008      75,134      69,873

     $47,547     $37,933     $34,648     $35,309     $34,456     $33,300
       3,810       1,770       1,630       2,146       6,800      14,991
      27,722      24,293      22,378      20,048      18,230      27,002
      52,239      44,896      40,930      39,698      37,186      38,908
      12,980      10,672      10,025       9,669       6,482       5,198

      $  .93      $  .75      $  .69      $  .64      $  .43      $  .34
         .136        .112        .102        .10         .061        .05
        7.65        6.78        6.13        5.52        4.97        4.59
        7.65        6.78        6.13        5.52        4.97        4.59


        1.06%       1.02%       1.04%       1.03%        .72%        .59%
       12.84       11.49       11.75       12.08        8.94        7.63

        8.23        8.88        8.82        8.56        8.03        7.72
       14.25       15.05       14.76       15.60       14.29       14.62

        2.68        2.74        2.94        3.37        3.40        2.75

         .73         .43         .85         .71        1.50        3.22

         .48         .37         .26         .19        1.11        4.25

       10.05%      11.16%
       11.30       12.41
        7.40        8.59

MANAGEMENT'S DISCUSSION AND ANALYSIS


CORPORATE RESULTS SUMMARY (Columnar amounts are in thousands)

The Company's net income during 1995 was $17,420,000 versus $19,032,000 in 1994 and $19,760,000 during 1993. On a per share basis this equates to $1.29, $1.46, and $1.52 for 1995, 1994 and 1993, respectively. Additionally, year-end assets reached $1,815,575,000, versus $1,624,138,000 in 1994. Average stockholders'
equity to average assets was approximately 9.5% for 1995 and 9.2% for 1994. The cash dividend was $0.227 per share versus $0.216 per share. During the fourth quarter the Company raised its annualized dividend from 21.6 cents to 26 cents. This equates to a 20% increase on a per share basis.

Net income was down $1,612,000 from 1994. This can be attributed to an increase in loan loss expense of over $3 million and noninterest expense increases which completely offset the increase in net interest income. Even though loan quality remains high in the organization, significant growth in loans created the need to provide additional expense to keep reserves at desired levels.

Year-end loans increased almost $73 million in 1994 from 1993 and increased another $167 million during 1995. Approximately $40 million of the increase in loans during 1995 can be attributed to the acquisition of Western Banshares, Inc. (Western) with banking facilities in Bridgeport and Alliance, Nebraska. Western's subsidiary bank was immediately merged into the North Platte National Bank. The name of the new organization was changed to Western Nebraska National
Bank.   During 1995, the Company also entered into a joint venture with
Cabela's, a catalog sales company, for the purpose of issuing a co-branded credit card. This joint venture was successful in obtaining 75,000 accounts from Cabela's customers. These accounts had almost $40 million in outstanding receivables at year-end 1995.

Along with this increase in loans the Company saw its spread between yields on earning assets and rates paid on interest bearing liabilities decrease. A flat yield curve and stiff competition for deposits contributed to this decline.

EARNING ASSETS
Average earning assets in 1995 were $1.55 billion, an 11% increase over 1994 primarily caused by the loan growth referred to above. Average earning assets were $1.40 billion in 1994, a 5.5% increase over 1993. Average loans were $918 million and $797 million in 1995 and 1994, respectively, a 15.1% and 13.7% increase. Loan demand has been strong during the past two years as shown by these increases in average loans. Loan demand was led by the real estate mortgage, commercial and consumer markets. The increase in agricultural loans in 1995 can primarily be attributed to the Western Bank acquisition. The increase in credit card loans can be attributed to a new joint venture with Cabela's in the issuance of a new Cabela's co-branded credit card. Average loans accounted for 59% of average earning assets during 1995 and 57% in 1994. Average investment securities were $574 million at December 31, 1995, a 6.4% increase over 1994. Investment securities accounted for 37% of average earning assets during 1995 and 39% during 1994.

SECURITY PORTFOLIO
The Company's investment securities portfolio consists of high quality securities with primarily short to medium maturities. The Company's securities portfolio averaged 37% of its total earning assets during 1995. As securities matured during the year, they were reinvested in maturities up to seven years early in the year. As rates began to drop later in the year, securities were reinvested in relatively short term (two to three year) U.S. Treasury securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS


The following table presents the amortized cost of the securities portfolio by type of security as of December 31, for the years indicated.
                                                            DECEMBER 31,
                                                       1995     1994     1993
[S]                                                 [C]      [C]      [C]
U.S. Treasury                                       $183,580 $226,075 $211,736
U.S. Agency                                           66,584        -        -
State and municipal                                   32,777   29,676   28,164
Mortgage-backed securities                           236,097  258,719  257,697
Corporate bonds                                        1,000      999      998
Marketable equity securities                          30,755   25,960   12,999
Other securities                                         965    1,326    2,728
                                                     -------  -------  -------
                                                    $551,758 $542,755 $514,322
                                                     -------  -------  -------

The following tables present the amortized cost of each investment category by maturity range and the weighted average yield for each range (except for mortgage-backed securities and marketable equity securities).

                                                DECEMBER 31, 1995
                                            AFTER 1  AFTER 5
                                    UNDER   THROUGH  THROUGH   AFTER
                                    1 YEAR  5 YEARS  10 YEARS 10 YEARS  TOTAL
Securities held to maturity:
 [S]                               [C]      [C]       [C]      [C]     [C]
 U.S. Treasury and Agency          $23,132  $15,377   $  679   $    -  $39,188
 State and municipal                 8,068   15,877    8,016      816   32,777
 Corporate bonds                     1,000        -        -        -    1,000
 Other securities                      148      193      361      263      965
                                    ------   ------    -----    -----   ------
                                   $32,348  $31,447   $9,056   $1,079  $73,930
                                    ------  -------    -----    -----  -------

Weighted average yield to maturity:
 U.S. Treasury                         6.0      6.1      7.1      -        6.2
 State and municipal (1)               5.0      4.9      5.5      6.0      5.1
 Corporate bonds                       8.7      -        -        -        8.7
 Other securities                      6.9      7.6      6.1      6.8      6.7


Securities available for sale:
 U.S. Treasury and Agency          $12,001 $186,078  $12,897   $    - $210,976
                                    ------  -------    -----    -----  -------

Weighted average yield to maturity:
 U.S. Treasury and Agency              5.2      7.1      7.2      -        7.0

(1) Not based on taxable equivalents.

The Company owned $236 million in mortgage-backed securities at December 31, 1995. Yields in these securities can be reduced due to early prepayment. The prepayment risk associated with mortgage-backed securities, is monitored continuously by updating the analytics concerning prepayment speeds. Bond accounting and asset/liability reports are adjusted accordingly.

A large portion of the mortgage-backed securities are collateralized mortgage obligations (CMO's) which are planned amortization class (PAC) bonds. Under the terms of a PAC contract, if the collateral prepays faster or slower than the defined range, the contract is suspended until the collateral prepayment speed returns to the defined range.

MANAGEMENT'S DISCUSSION AND ANALYSIS


In addition, high premium CMO's are avoided. Therefore, the risk of significant yield adjustments because of accelerated pay downs have been moderated, but the Company did see some yield adjustments due to early prepayments during 1993, especially during the fourth quarter. With the rise in interest rates during 1994, the Company saw prepayments slow significantly, and the average lives lengthened back out. The Company did not see a significant amount of prepayment in 1995.

LOANS
As indicated previously, the Company experienced strong internal loan growth in 1995 and 1994, which for 1995 was assisted by the Western Bank acquisition and the Cabela's joint venture. The following table presents the amount of loans by categories and percentage of loans by categories as of December 31, for the year indicated.
                                                   DECEMBER 31,
                                     1995     1994     1993     1992     1991
[S]                             [C]        [C]      [C]      [C]     [C]
Real estate mortgage            $  295,268 $270,603 $236,202 $214,264$179,674
Consumer                           263,320  228,332  187,021  173,920 158,567
Commercial and financial           201,910  166,682  169,466  124,942 133,809
Agricultural (except loans secured by
 real estate; includes loans for household
 and other personal expenditures)  126,414   87,758   87,338   72,346  69,786
Credit card                        108,641   80,135   81,932   73,480  69,382
Real estate construction            21,814   16,782   15,736   15,400  20,495
                                 ---------  -------  -------  ------- -------
                                 1,017,367  850,292  777,695  674,352 631,713
Less allowance for loan losses     (19,017) (17,190) (18,461) (18,470)(16,912)
                                 --------- -------- -------- -------- -------
                                $  998,350 $833,102 $759,234 $655,882$614,801
                                   -------  -------  -------  ------- -------


                                                   DECEMBER 31,
                                     1995     1994     1993     1992     1991
As a percentage of total loans:
 [S]                                [C]      [C]      [C]      [C]      [C]
 Real estate mortgage                29.0%    31.8%    30.4%    31.8%    28.4%
 Consumer                            25.9     26.9     24.1     25.7     25.1
 Commercial and financial            19.9     19.6     21.8     18.5     21.2
 Agricultural (except loans secured by
   real estate; includes loans for household
   and other personal expenditures)  12.4     10.3     11.2     10.7     11.1
 Credit card                         10.7      9.4     10.5     11.0     11.0
 Real estate construction             2.1      2.0      2.0      2.3      3.2
                                    -----    -----    -----    -----    -----
                                    100.0%   100.0%   100.0%   100.0%   100.0%
                                    -----    -----    -----    -----    -----
The Company has no foreign loans.

The following table presents loan maturities by ranges (except for real estate mortgage loans, credit card loans and consumer loans). Also included for loans due after one year are the amounts which have predetermined interest rates and floating or adjustable rates.
                                             AS OF DECEMBER 31, 1995
                                                              DUE AFTER 1 YEAR
                                                                PRE-   FLOATING
                                     DUE     DUE 1     DUE   DETERMINED   OR
                                    WITHIN  THROUGH   AFTER   INTERESTADJUSTABLE
                                    1 YEAR  5 YEARS  5 YEARS    RATE     RATE
[S]                               [C]       [C]      [C]      [C]     [C]
Commercial and financial          $113,626  $58,119  $30,165  $38,872 $49,412
Agricultural                        99,396   23,112    3,906   19,024   7,994
Real estate construction            11,717    9,335      762    6,764   3,333

MANAGEMENT'S DISCUSSION AND ANALYSIS

RISK MANAGEMENT
Overall risk management is an essential part of the operation of any financial services organization. There are three primary risk exposures: credit quality, interest rate sensitivity and liquidity risk. Credit quality risk involves the risk of either not collecting interest when it is due or not receiving the principal balance of the loan or investment when it matures or is due. Interest rate sensitivity risk is the risk of reduced net interest income because of differences in the repricing characteristics of assets and liabilities, as well as the change in the market value of assets and liabilities as interest rates fluctuate. Liquidity risk is the risk that the Company will not be able to fund its obligations.

ASSET QUALITY
The quality of the Company's loan portfolio remains exceptionally strong. A key measure of the effectiveness of credit risk management is the percentage of the loan portfolio that is classified as nonperforming. Nonperforming loans include nonaccrual loans, loans 90 days or more past due and restructured loans. The Company's nonperforming loans totaled $3.6 million at December 31, 1995, as compared to $2.9 million at the end of 1994. As a percentage of total loans, nonperforming loans represents only .4% and .3% of the loan portfolio at December 31, 1995 and 1994, respectively.

Virtually all of the Company's loans, except credit cards, are to Nebraska-based organizations. The Nebraska economy is somewhat dependent upon the general state of the agricultural economy, which has been good in the past several years. The agricultural economy is dependent upon government support programs, commodity prices, weather and energy costs. Crop yields varied throughout the region during 1995, being hurt by late planting due to a wet spring, spotty rainfall during the summer, and an early killing frost. The prices for crops strengthened significantly which helped to offset part of the yield reduction from the prior year. Most of the Company's cattle feeders made some money during 1995. Loans to cattle feeders represent the Company's largest loan segment concentration, but the Company has been applying selective underwriting criteria to this segment. The Company's direct agricultural loans grew almost $40 million during 1995, primarily due to the acquisition of Western Bank in Bridgeport and Alliance. In addition to the Company's direct agricultural loans, some of its nonagricultural borrowers are affected by the overall agricultural economy in Nebraska. The Company's borrowers are to a lesser extent affected by the overall national economy. Farm income represents 7% of Nebraska's personal income.

Another area of loan concentration of the Company is in real estate related activities. This is normally one of the first areas affected by a downturn in the economy, but the Company applies selective underwriting in evaluating projects. Another area of significant risk in a downturn of the economy would be in the consumer and credit card areas. Credit card loans traditionally have a higher ratio of net charge-offs to loans outstanding than other areas in the loan portfolio. Credit card loans had $2.6 million total net charge-offs during 1995, versus $2.3 million in 1994. The Company's level of charge-offs for credit card loans is comparable to industry averages. Consumer loan charge-offs increased in 1995 from abnormally low levels in the prior years. Consumer loan charge-offs are below industry levels.

Management reviews loans regularly, placing them on nonaccrual when it considers the collection of principal or interest questionable. Thereafter, income is not recorded unless it is received in cash or until such time as the borrower demonstrates an ability to pay interest and principal. During 1995, 1994 and 1993, the Company received approximately $458,000, $186,000 and $663,000 in interest on loans which had been previously charged-off or placed on nonaccrual. This interest was included in interest and fees on loans in the consolidated statements of income. As a general rule, credit card and consumer loan are evaluated for charge-off once the delinquency period reaches 90 days.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Management is not aware of any significant risks in the current commercial loan portfolio due to concentrations within any particular industry other than those previously discussed. Loans classified as commercial could be affected by downturns in the real estate, agricultural and consumer economies due to being directly or indirectly related to these areas.

Management believes that it carries adequate, even reasonably conservative, loan loss reserves. However, such reserves are estimates and a change in the economy can quickly affect the financial status of borrowers and loan quality. Such changes can require significant adjustments in the loan loss reserve on very short notice and are possible in the future.

The following table presents the amount of nonperforming loans for the periods indicated:

                                         1995    1994   1993    1992   1991
1.  Nonaccrual, Past Due and
   Restructured Loans
   (a) Loans accounted for on
      [S]                               [C]     [C]    [C]     [C]    [C]
      a nonaccrual basis                $1,700  $1,150 $1,315  $1,944 $2,400

   (b) Accruing loans which are
      contractually past due 90 days
      or more as to principal or
      interest payments                    690     384    432     782  1,097

   (c) Loans not included above which
      are "troubled debt restructurings" 1,256   1,377  1,342   1,449  2,201

    i.Gross interest income that would
      have been recorded in the period
      then ended if the loans listed in
      categories (a) and (c) had been
      current in accordance with
      their original terms                 350     285    305     405

    ii.Amount of interest income on
      loans listed in categories (a) and (c)
      that was included in net income
      for the period.                      155     153    140     198

2.  Potential Problem Loans(1)           7,953   6,265  6,162   8,058
3.  Foreign Outstandings                     -       -      -       -
4.  Loan Concentrations                      -       -      -      -

(1)Balances shown are loans in which the primary source of repayment may not be sufficient to meet the present terms of the loan. The Company believes it has sufficient security collateral to support the current loan balance.

MANAGEMENT'S DISCUSSION AND ANALYSIS


PROVISION FOR LOAN LOSSES
The Company maintains an allowance for loan losses at a level considered by management to be adequate to provide for the risk of possible loan losses. The amount of the provision charged to operating expense is determined on the basis of several factors, including reviews of individual loans, past due and nonaccruing loans outstanding, the level of the allowance for losses in relation to loans, actual loss experience, appraisals of the loan portfolio conducted by the Company's internal audit staff and by Federal bank examiners, and management's estimate of the impact of the current and future economic conditions. The Company expensed $3,495,000, $332,000 and $1,143,000 for estimated loan losses in 1995, 1994 and 1993, respectively.

Average loans increased $96.1 million or 13.7% during 1994 from 1993 and increased another $120.4 million or 15.1% during 1995. Net charge-offs were $2.5 million, $1.9 million and $1.2 million during 1995, 1994 and 1993, respectively. In total dollars the net-charges have been increasing slightly for the last two years, although as a percentage of average outstanding loans, net charge-offs have not changed significantly. Management feels the overall
credit quality of the Company's loan portfolio remains very good.   The increase
in loan loss expense during 1995 is primarily due to the significant growth in
loans in order to keep the loan loss reserve at desired levels.   The loan loss
reserve as a percentage of loans was 1.87%, 2.02% and 2.37% at December 31, 1995, 1994 and 1993, respectively.

The following table presents an analysis of loan loss experience.

                                     1995     1994     1993     1992     1991
Average loans and leases
 for the year                     $917,742 $797,369 $701,305 $649,167 $589,776
                                  -------- --------  ------- -------- --------
Reserve for loan losses:
 Balance, beginning of year        $17,190  $18,461  $18,470  $16,912  $14,725
 Provision charged to expense        3,495      332    1,143    3,152    3,810
 Bank acquisitions                     843      326        -        -    1,211
Loans charged off:
 Real estate construction                -        -     (332)    (300)      (6)
 Real estate mortgage                  (66)     (27)    (102)     (70)    (646)
 Agricultural                          (98)    (120)    (142)    (101)    (115)
 Commercial and financial              (70)     (64)    (135)    (279)  (1,262)
 Consumer                           (1,168)    (631)    (502)  (1,048)  (1,311)
 Credit card                        (3,255)  (2,881)  (1,913)  (1,579)  (1,393)
Loan recoveries:
 Real estate construction                -        -      632        -        -
 Real estate mortgage                  185      245       41      196      243
 Agricultural                          186      176      223       64      160
 Commercial and financial              438      397      340      665      879
 Consumer                              636      431      370      481      351
 Credit card                           701      545      368      377      266
                                    ------   ------   ------   ------   ------
 Net loans charged off              (2,511)  (1,929)  (1,152)  (1,594)  (2,834)
                                    ------   ------   ------   ------   ------
Balance, end of year               $19,017  $17,190  $18,461  $18,470  $16,912
                                   -------  -------   ------  -------  -------

Ratio of net charge-offs to
 average loans                         .27%     .24%     .16%     .25%     .48%
                                       ---      ---      ---      ---      ---

MANAGEMENT'S DISCUSSION AND ANALYSIS


This table presents an allocation for loan losses by loan categories; however, the breakdown is based on a number of qualitative factors, and the amounts as such are not necessarily indicative of actual future charge-offs in any particular category.
                                     1995     1994     1993     1992     1991
[S]                                [C]      [C]      [C]      [C]     [C]
Real estate construction           $   419  $   331  $   221  $   121 $    17
Real estate mortgage                 2,902    2,927    2,476    2,073   1,077
Agricultural                         3,941    2,658    2,468    1,501   1,213
Commercial and financial             3,781    3,887    4,790    4,931   4,755
Consumer                             3,152    2,472    2,162    1,791     856
Credit card                          4,623    3,511    2,712    1,638   1,336
Unallocated                            199    1,404    3,632    6,415   7,658
                                    ------   ------   ------   ------  ------
                                   $19,017  $17,190  $18,461  $18,470 $16,912
                                    ------   ------   ------   ------  ------

INTEREST RATE RISK
The Company's principal objective for interest rate risk management is to control exposure of net interest income to risks associated with interest rate movements. The Company trys to limit this exposure by matching the maturities of its assets and liabilities, along with the use of floating rate assets which will move with interest rate movements.

Interest rate risk is measured and reported to each of the Company's subsidiary banks' Asset and Liability Management Committees (ALCO) through the use of traditional gap analysis which measures the difference between assets and liabilities that reprice in a given time period, simulation modeling which produces projections of net interest income under various interest rate scenarios and balance sheet strategies, and valuation modeling which measures the sensitivity of various components to the balance sheet under various rate scenarios. Significant assumptions include rate sensitivities, prepayment risks, and the timing of changes in prime and deposit rates compared with changes in money market rates.

Below is a table showing the Company's interest rate-sensitive assets (excluding assets on nonaccrual and overdrafts) and liabilities for various time periods in which they either mature or are repriceable (in thousands):

                                  1 TO      91 TO     181 TO     1 TO 5      OVER
                                90 DAYS   180 DAYS   360 DAYS    YEARS     5 YEARS     TOTAL
Assets:
 Investments                  $  82,424   $ 23,835  $  81,414   $353,421 $  25,082 $  566,176
 Loans                          425,136    101,264    115,199    335,081    37,646  1,014,326
 Mortgages held for sale         25,574          -          -          -         -     25,574
 Federal funds sold              32,738          -          -          -         -     32,738
                                565,872    125,099    196,613    688,502    62,728  1,638,814
Liabilities:
 Interest-bearing
   demand deposits              157,863          -          -    157,863         -    315,726
 Savings deposits                38,945          -          -     38,945         -     77,890
 Time deposits                  277,070    169,158    246,853     98,762        67    791,910
 Short-term
   borrowings                    97,940          -          -          -         -     97,940
 Long-term debt                       -     12,500          -     34,269     8,750     55,519
                                -------    -------   --------    -------   -------  ---------
                                571,818    181,658    246,853    329,839     8,817  1,338,985
Repricing gap                 $  (5,946)  $(56,559)$  (50,240)  $358,663 $  53,911 $  299,829
                               --------    -------    -------    -------   -------   --------
Cumulative repricing gap      $  (5,946)  $(62,505) $(112,745)  $245,918  $299,829 $  299,829
                                -------    -------    -------    -------   -------   --------
GAP as a % of earning assets       (.36)%    (3.81)%    (6.88)%     15.0%      18.3%     18.3%
                                    ---       ----       ----       ----      ----       ----

[FN]
This table estimates the repricing maturities of the Company's interest sensitive assets and liabilities based upon the company's interest rate-sensitive assets and liabilities, based upon the Company's assessment of the repricing characteristics of contractual and non-contractual instruments. Non-contractual deposit liabilities are allocated among the various maturity ranges by putting fifty per cent in 1 to 90 days and fifty per cent in 1 to 5 years.

MANAGEMENT'S DISCUSSION AND ANALYSIS


LIQUIDITY AND CAPITAL RESOURCES
The Company's primary business is ownership of banks. The assets of any commercial bank are primarily funded through the use of borrowings in the form of demand and time deposits, negotiable certificates of deposit, and short-term funds. The Banks have demonstrated the ability to acquire short-term funds when needed and rely primarily upon negotiable certificates of deposit, federal funds acquired from correspondent banks, securities sold under agreement to repurchase, and borrowed funds from the Federal Home Loan Bank. These sources should remain accessible as long as the Banks offer competitive rates. In addition, the Company is exploring the use of securitization of credit card receivables to provide liquidity and fund the anticipated receivable growth in the Cabela's LLC credit cards.

The Company relies primarily on the Banks for its source of cash needs. The cash flow from the Banks to the Company comes in the form of dividends, tax benefits and rental payments. Total dividends that can be declared by the subsidiary banks without receiving prior approval from regulatory authorities are limited to each Bank's defined net income of that year combined with its retained defined net income from the previous two years subject to minimum regulatory capital requirements. For the calendar year 1996, the Banks have retained defined net income from the previous two years of approximately $17.4 million. The parent company holds approximately $42.1 million in cash, short-term investments and marketable securities as of December 31, 1995. The Company has the ability to issue commercial paper which could be used to provide liquidity to subsidiary banks. Long-term debt at December 31, 1995 consists of $21.0 million of capital notes which have a payment of $2.5 million due in 1996 and $34.2 million of FHLB borrowings (at subsidiary banks) which have a payment of $10 million in December of 1996.

The Company's risk-based capital ratios, which take into account the different credit risks among banking organizations' assets, have remained strong over the past three years. Tier 1 and total risk-based capital ratios were 13.4% and 14.8%, respectively, at December 31, 1995. These ratios are down slightly from the 14.8% and the 16.3%, respectively, at December 31, 1994, and the 13.4% and the 14.9%, respectively, at December 31, 1993, due to the significant loan growth the organization incurred during 1995. Loans typically carry a higher risk rating than other earning assets. In accordance with the regulatory guidelines, unrealized gains and losses on the available for sale securities portfolio are excluded from the risk-based capital calculations.

The Company's leverage ratio, the ratio of Tier 1 capital to total quarterly average assets, was 9.2% at December 31, 1995 and 1994.

The Federal Deposit Insurance Corporation typically defines a bank to be `well capitalized''if it maintains a Tier 1 capital ratio of a least 6.0%, a total risk-based capital ratio of at least 10.0% and a leverage ratio of at least 5.0%. It is the Company's intention to maintain sufficient capital in each of its subsidiary banks to permit them to maintain a `well-capitalized'' designation. All of the Company's bank subsidiaries met the `well-capitalized''designation at December 31, 1995.

LEVERAGE RATIOS
These ratios measure the extent to which the Company has been financed by long-term debt (before net unrealized gains and losses on securities available for sale).
                                                        1995    1994   1993
[S]                                                     [C]     [C]    [C]
Long-term debt to long-term debt plus equity            24.5%   17.8%  15.8%
Total long-term debt to equity                          32.5    21.6   18.7
Long-term debt to equity (parent only)                  12.4    15.1   18.7

FUNDING SOURCES
Average deposits were $1.39 billion in 1995 as compared to $1.28 billion during 1994 as compared to $1.24 billion in 1993, an 8.6% and 3.7% increase, respectively. Average interest-bearing deposits increased from $964 million in 1993 to $1,016 million in 1994, to $1,151 million in 1995, a 5.4% and 13.3%
increase, respectively. Noninterest-bearing demand deposits decreased $5.5 million or 2% in 1994 from 1993 and decreased another $25.4 million in 1995 or 9.5%. The decrease in noninterest-bearing demand deposits can be primarily attributed to the increase in short-term interest rates during 1994 and 1995. The Company's largest subsidiary bank, the National Bank of Commerce, provides many services to nonaffiliated banks which are paid for by maintaining balances in the National Bank of Commerce. As interest rates declined during 1993 and 1992, the National Bank of Commerce required the nonaffiliated banks to maintain higher balances to pay for the services being provided. As interest rates began to rise in 1994 these deposits started to decline.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Rates again started to decline in the latter part of 1995, which will cause non-interest bearing deposits to increase if the trend continues.

Average time deposits increased 26.6% during 1995 as compared to 1994, while interest-bearing demand and savings deposits decreased 5.7%. The increase in time deposits was the result of customers switching their money from shorter-term deposits to longer-term deposits during 1995. The Company uses time deposits of $100,000 or more as a significant funding source. The following table presents time deposits of $100,000 or more by time remaining until maturity.

                                             AS OF DECEMBER 31, 1995
                                             OVER 3   OVER 6
                                   3 MONTHS THROUGH  THROUGH    OVER
                                   OR LESS  6 MONTHS12 MONTHS12 MONTHS  TOTAL
                                   -------   ------   ------   ------  -------
                                  $105,027  $53,706  $38,985  $12,609 $210,327


EARNINGS PERFORMANCE

The Company's net income for 1995 was $17,420,000, down $1,612,000 from 1994. Net income for 1994 was $19,032,000 versus $19,760,000 in 1993. The decline in income in 1995 was due to an increase in loan loss expense of over $3 million in order to keep reserves at desired levels given the loan growth experienced by the Company. Increases in noninterest expenses offset increases in net interest income.

NET INTEREST INCOME
Net interest income, the principal source of earnings, is the difference between the interest income generated by earning assets and the total cost of the liabilities obtained to fund the earning assets. Net interest income in 1995 was $60.9 million as compared to $57.8 million in the prior two years. While net interest income increased as a result of the growth in loan volume and other earning assets previously discussed, this increase was mitigated as a result of declining spreads.
The Company's net yield on interest-earning assets (net interest income as a percent of average earning assets) decreased from 4.36% in 1993 to 4.14% in 1994 and to 3.93% in 1995. A flat yield curve and stiff competition for deposits contributed to the decline in spreads and the net yield on earning assets in 1995. The Company's growth in earning assets forced it to run deposit specials at rates higher than it would normally pay on deposits with comparable length maturities. These specials were run early in the year and by the end of 1995 most of these specials had matured with the deposits retained at more normal rates. With this and the Federal Reserve beginning to move short-term rates down in the fourth quarter of 1995, the Company was starting to experience increased spread.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The impact of these strategies can be seen in the table shown below. The following tables attribute changes in net interest income either to changes in average balances or to changes in average rates for earning assets and interest-bearing liabilities. The change in interest due jointly to volume and rate has been allocated to volume and rate in proportion to the relationship of the absolute dollar amount of change in each.

                                                  1995/94                                  1994/93
                                          AMOUNTS                                 AMOUNTS
                                       ATTRIBUTABLE                             ATTRIBUTABLE
                                       TO CHANGES IN                           TO CHANGES IN
                                                              TOTAL                                      TOTAL
                                   VOLUME        RATE        CHANGE          VOLUME          RATE        CHANGE
Interest and fees on loans          $10,890       $6,224      $17,114         $8,311        $(2,490)      $5,821
Interest on taxable
  investment securities               1,512        2,166        3,678           (532)        (2,644)      (3,176)
Interest on state
  and municipal obligations              92            8          100            184           (137)          47
Interest on mortgages held for sale    (169)         974          805            346           (785)        (439)
Interest on short-term investments      496           21          517            305           (388)         (83)
                                     ------        -----       ------
Total interest income                12,821        9,393       22,214          8,614         (6,444)       2,170
                                     ------        -----       ------
Interest on deposits:
  Interest-bearing demand              (544)         493          (51)           326           (995)        (669)
  Savings deposits                      (78)          77           (1)           240           (191)          49
  Other time deposits                 8,461        7,914       16,375          1,469            349        1,818
Interest on federal funds purchased     (93)         154           61            274             86          360
Interest on short-term borrowings       117        1,462        1,579            194            437          631
Interest on long-term debt            1,350         (194)       1,156           (129)            44          (85)
                                      -----        -----       ------
Total interest expense                9,213        9,906       19,119          2,374           (270)       2,104
                                      -----        -----       ------
Net interest income                 $ 3,608       $ (513)     $ 3,095         $6,240        $(6,174)     $    66
                                     ------      -------       ------          -----         ------        -----

[FN]
Nonaccruing loans have been included in average total loans. Loan fees on new loans have been included in interest income, but the amounts of such fees are not deemed material to total interest income. Tax-exempt interest is not on a tax-equivalent basis.

NONINTEREST INCOME
Noninterest income continues to be a significant source of revenues. Management has stressed the importance of growth of noninterest income to enhance the Company's profitability. As a percentage of net revenues (net interest income plus noninterest income), fee income was 36%, 35%, and 37% during 1995, 1994 and 1993, respectively. The following table shows the breakdown of noninterest income and the percentage change for 1995, 1994 and 1993.
                                                             PERCENT INCREASE
                                                                (DECREASE)
                                      1995    1994   1993    1995/94  1994/93
[S]                                 [C]     [C]    [C]      [C]       [C]
Computer services                    $8,147 $ 8,293$ 8,290    (1.8)%     .0%
Credit card                           4,965   4,289  3,991    15.8      7.5
Mortgage banking                      3,571   2,997  3,693    19.2    (18.8)
Service charges on deposits           4,893   4,849  4,766      .9      1.7
Other service charges and fees        5,293   5,007  5,566     5.7    (10.0)
Trust services                        5,272   5,007  4,883     5.3      2.5
Gains on securities sales               581     182    551   219.2    (67.0)
Other income                          1,128     739  1,605    52.6    (54.0)
                                     ------  ------ ------
 Total noninterest income           $33,850 $31,363$33,345     7.9     (5.9)
                                     ------  ------ ------

MANAGEMENT'S DISCUSSION AND ANALYSIS

The increase in noninterest income in 1995 from 1994 can be primarily attributed to an increase in activity and rates charged. Credit card income increased $676,000 primarily due to an increase in merchant discount income. As discussed previously, during 1995 the Company joined in a joint venture with a large catalog sales organization to issue a co-branded credit card to its customer base. During the year the Company issued almost 75,000 cards from this activity which caused an increase in bank card fee income. During the year the Company's mortgage banking subsidiary adopted SFAS 122. The Company estimates this caused an increase in pre-tax profits of approximately $550,000. The increase in other income can be attributed to a $371,000 settlement from a class action lawsuit related to a loss on bonds in 1990.

The decrease in noninterest income in 1994 from 1993 is due primarily to the sale of mortgages in the mortgage company, resulting in a $165,000 net loss in 1994 compared to a $771,000 net gain in 1993 (included in other income above). The loss on mortgage sales is due to interest rate increases affecting the sales price of mortgages committed at a lower rate. In addition, the net gains from the sale of investment securities decreased $369,000 to $182,000 in 1994. Mortgage banking fees decreased due to a decrease in origination and other fees associated with the refinancing phenomenon in 1993 which came to a halt with the turnaround in interest rates in 1994. Credit card fees increased steadily due to increased activity. Other service charges and fees decreased due to the sale of the farm and ranch management company on January 1, 1994.

NONINTEREST EXPENSE
The emphasis on growth in fee-based services income requires significant investments in staff, training and technology. The following table shows the breakdown of noninterest expense and the percentage change for 1995, 1994 and 1993.
                                                             PERCENT INCREASE
                                                                (DECREASE)
                                      1995    1994   1993    1995/94  1994/93
[S]                                 [C]     [C]     [C]       [C]      [C]
Salaries and employee benefits      $33,101 $29,647 $28,972    11.7%     2.3%
Net occupancy expense                 3,815   3,552   3,613     7.4     (1.7)
Equipment expense                     4,770   4,900   5,727    (2.7)   (14.4)
Fees and insurance                    9,616  10,293  10,776    (6.6)    (4.5)
Communications                        3,647   3,215   3,085    13.4      4.2
Supplies                              2,395   1,911   1,820    25.3      5.0
Business development                  2,649   2,624   3,841     1.0    (31.7)
Other expenses                        4,373   3,708   3,963    17.9     (6.4)
                                     64,366  59,850  61,797     7.5     (3.2)
Net cost of other real estate owned      27    (187)   (991)  114.4    (81.1)
                                     ------  ------  ------
   Total noninterest expense        $64,393 $59,663 $60,806     7.9     (1.9)
                                     ------  ------  ------
Efficiency ratio *                     68.0%   67.1%   67.8%
Average number of full-time
 equivalent employees                 1,015     966     960
Personnel expense per
 employee (in dollars)              $32,612 $30,690 $30,179
[FN]
* Computed as noninterest expense (excluding net cost of other real estate) divided by the sum of net interest income and noninterest income.

Noninterest expenses, excluding the net cost of the other real estate owned, were $64.4 million in 1995, $59.9 million in 1994 and $61.8 million in 1993. The increase in salary costs is due to an increase in the number of employees and normal year-to-year increases in the levels of pay. The increase in the number of employees can be primarily attributed to the Western Bank acquisition and the Cabela's joint venture which required the Company to increase its bankcard staff to service this increase in bankcard activity. The increase in communications is due to a general increase in telephone and courier expenses due to normal business expansion and price inflation. The decrease in equipment expense is due primarily to the State of Nebraska L.B. 775 agreement which refunds sales tax based on qualified investment property purchased by the Company. These refunds impact equipment expense through a reduction in basis and subsequent lowering of depreciation expense. Fees and insurance expenses included bankcard processing fees of $3.8 million in 1995, up from $3.1 million in 1994 and $2.9 million in 1993. The increase in bankcard processing fees is primarily due to the Cabela's joint venture initiated in 1995. The increase in bankcard processing fees was offset by decreases in FDIC assessments due to a decrease in the amount

MANAGEMENT'S DISCUSSION AND ANALYSIS


assessed per $100 of deposits from 23 cents to 4.4 cents in May 1995. The decrease in FDIC expense in 1995 from 1994 was $1.3 million. Supplies increased primarily due to the Company implementing check imaging on statements during the year and the related up front costs associated with this change, combined with a significant increase in paper costs during 1995. The increase in occupancy expense can be attributed to the Western Bank acquisition and the NBC Superior Street branch being open for a full year.

The decrease in noninterest expenses in 1994 from 1993 can be attributed to several significant factors. The increase in salary costs is due to normal year-to-year increases in the levels of pay. The increases in communications and supplies are due to a general increase in telephone, courier, and supplies expenses due to normal business expansion and price inflation. The decrease in equipment expense is due primarily to the State of Nebraska L.B. 775 agreement which refunds sales tax based on qualified investment property purchased by the Company. Fees and insurance expenses decreased due to a decrease in the amortization of purchased mortgage servicing rights of $570,000, which was partially offset by an increase in FDIC assessments of $170,000 due to increased volume of deposits and other normal inflationary cost increases, and an increase in bank card processing fees of $460,000. The Company did not make a contribution to the NBC Foundation in 1994 compared to a $1.0 million contribution in 1993, explaining the decrease in business development expenses.

The net cost of real estate owned was positive (income) for 1994 and 1993. The income in 1994 and 1993 primarily resulted from gains on property disposals. At December 31, 1995, no other real estate property was held by the Company.

The Company believes its efficiency ratios are too high and has started an expense reduction program. The Company has asked each of its subsidiaries to try and reduce its efficiency ratio to sixty per cent or below, which will help reduce the Company's overall efficiency ratio.

INCOME TAXES
The provision for income taxes was $9,431,000 in 1995, $10,129,000 in 1994 and $9,363,000 in 1993. An increase in certain nondeductible tax expenses as set forth in the 1993 Tax Act took effect beginning January 1, 1994. The net tax effect of the Company's nondeductible expenses increased taxes by approximately $60,000 in 1994 and $75,000 in 1995. The decrease in 1995 from 1994 can be primarily attributed to a decrease in income before income taxes.

Several significant items affected 1993 income tax expense. Income taxes for 1993 were reduced by $300,000 which was the effect of adopting SFAS 109 as of January 1, 1993. Additionally, in 1993, the Company received $172,000 in refunds of federal income taxes paid in prior years. During 1993, Congress increased corporate income tax rates by 1%. This increased earnings by $155,000 since deferred income taxes are a net asset and increasing the asset produces a benefit to earnings.

IMPACT OF INFLATION
The assets and liabilities of a financial institution are primarily monetary in nature. As such, future changes in prices do not affect the obligations to pay or receive fixed and determinable amounts of money. During periods of inflation, monetary assets lose value in terms of purchasing power while monetary liabilities have corresponding purchasing power gains. Since banks generally have an excess of monetary assets over monetary liabilities, inflation will, in theory, cause a loss of purchasing power in the value of shareholders' equity. However, the concept of purchasing power is not an adequate indicator of the effect of inflation on banks because it does not take into account changes in interest rates, which are a more important determinant of bank earnings. Other sections of the Management's Discussion and Analysis discuss how the Company monitors the effect of changing interest rates on the Company's earnings.

Noninterest related expenses are also influenced by the current rate of inflation since they represent the Company's purchase of goods and services from others. It is difficult to assess the true effect of inflation on the Company. The Company believes, however, that based on past history, it has and will continue to react to minimize any adverse effects of inflation.

MANAGEMENT'S DISCUSSION AND ANALYSIS


TRENDS AND UNCERTAINTIES
ECONOMY. The projected outlook for the Nebraska economy over the next couple of years is for moderate growth in employment (1.6% growth), personal income (5% annual growth), and retail sales (5% growth). Construction activity has moderated. Many communities have a need for additional and affordable housing. The manufacturing base in the state continues to operate at acceptable capacities. Motor vehicle and farm equipment sales have moderated. The state's fiscal position appears to be less certain from the standpoint of tax receipts and possible federal funding reductions. The U. S. economy should realize modest growth as the Federal Reserve Board attempts to control inflation and governmental spending growth is reduced.

The results of the 1995 Nebraska farm sector should be mixed. Although crop prices are much higher relative to last year, crop yields varied by geographic location. Cattle feeders were modestly profitable in 1995, while ranch operations have been realizing losses. In 1996, the "Farm Program" will be subjected to new legislation. The necessity of reducing government spending will reduce the "price support programs" over the course of seven years. During the past few years, Nebraska farmers have received almost $400 million annually in price support payments. Agricultural real estate values are stable, but ranch land values may come under some pressure. Personal bankruptcy filings have increased during the past few months (overextended credit).

ENVIRONMENTAL. Many environmental issues are being discussed on the national and local level. In Nebraska, water is used to irrigate nearly six million acres of semi-arid cropland. The state is now discussing issues relating to domestic, agricultural, and environmental uses of water. Legislation has also been introduced to recognize the inter-relationship between ground and surface water. Discussions and regulations have also focused on water quality and preserving wildlife habitat. These discussions may ultimately have an impact on the agricultural practices.

EXPANSION ACTIVITIES. The Company is making efforts to expand activities and to grow in order to increase net income. The Company has the capacity to expand its computer processing business and continues to pursue and obtain additional customers. The Company has obtained data processing business from Florida (a new geographic client area) banks in 1996. The Company has actively attempted to increase its mortgage banking and mortgage servicing business including the creation of a mortgage loan origination company that is jointly owned with a Lincoln realty company. The Company may also attempt to acquire servicing from other servicing companies in the future. The Western Nebraska National Bank opened a new facility in Bridgeport and a new bank facility is planned for North Platte (Western Nebraska National Bank). The National Bank of Commerce and Cabela's, a catalog sales company, created a joint company in 1995 for the purpose of issuing a "co-branded" credit card. This joint company has been successful in obtaining 75,000 accounts from Cabela's clients. In 1996, the Company is expanding its efforts to fund vehicle leases originated by vehicle dealerships, given that leasing is becoming a popular consumer option for acquiring vehicles. The Company expects to make further acquisitions in the future although there are no identified opportunities at this time.

REGULATORY. During 1992 the FDIC (Federal Deposit Insurance Corporation) implemented a new risk-based assessment system where each insured depository institution pays an assessment rate based on the combination of its capital and supervisory condition. The FDIC Board intends to review the rate schedules every six months to ensure that the assigned rates are consistent with economic conditions and allow the funds to maintain the statutorily-mandated 1.25 percent reserve ratio. All of the Company's subsidiary banks presently meet the conditions required under the new system to pay the lowest possible rate ($1,000 per six month period). Pending legislation may require the banking industry to be assessed a portion of the FICO bond debt service costs. The plethora of recent bank regulations has resulted in the employment of greater company resources to ensure regulatory compliance. Risk-based capital guidelines established by regulatory agencies set minimum capital standards based on the level of risk associated with a financial institution's assets. As of December 31, 1995, the Company and all of its bank subsidiaries exceed the minimum capital requirements as mandated by regulatory agencies (See Footnote P).

STOCK REPURCHASE PROGRAM. During 1994, the Board of Directors announced its intentions of purchasing shares of its common stock when appropriate and at a price management believes advantageous to the Company. During the year, the Company acquired 7,140 shares of its Class B stock at an average price of $11.60. All outstanding treasury stock was retired as of December 31, 1995.

                                                          SENIOR OFFICERS

                       *            JAMES STUART JR.
                                    Chairman and Chief Executive Officer
                       *            STUART BARTRUFF
                                    Executive Vice President and Secretary
                       *            BRAD KORELL
                                    Executive Vice President
                       *            MARK HANSEN
                                    Senior Vice President
                                    JOAN CROMWELL
                                    Senior Vice President and Senior Auditor
                                    MARY GERDES
                                    Vice President and Loan Services Manager
                                    DONALD D. KINLEY
                                    Vice President and Treasurer

                                    * Executive Officer




DIRECTORS

David Calhoun
Chairman and Chief Executive Officer
Jacob North Printing
Connie Lapaseotes
Lapaseotes, Ltd.
Cattle Feeding, Ranching and Farming
John G. Lowe, III
Owner, Lowe Investment Co.
Investment Firm
Jack Osborne
President, Industrial Irrigation Services
Kenneth W. Staab
Staab Restaurant Management
James Stuart
Chairman, Stuart Management Co.
Managing of Outdoor Advertising Companies
James Stuart, Jr.
Chairman and Chief Executive Officer
First Commerce Bancshares, Inc.
Scott Stuart
Managing Partner
KJS Partnership, Outdoor Advertising
Advisory Director
Harold Wimmer

                                                     SUBSIDIARY SENIOR OFFICERS


                       BRAD KORELL, President
                       National Bank of Commerce
                       Lincoln, Nebraska

                       LARRY KLEAGER, President
                       First Commerce Technologies
                       Lincoln, Nebraska

                       DOUGLAS G. ALFORD, President
                       First Commerce Mortgage Company
                       Lincoln, Nebraska

                       NORMAN NACKERUD, Chairman
                       ROBERT MORRIS, President
                              and Chief Executive Officer
                       City National Bank
                       Hastings, Nebraska

                       LARRY L. JEPSON, Chairman
                              and Chief Executive Officer
                       JOHN CANNON, President
                       First National Bank
                       Kearney, Nebraska

                       RICK HARBAUGH, President
                              and Chief Executive Officer
                       The Overland National Bank
                       Grand Island, Nebraska

                       KENNETH W. FOSTER, Chairman
                       MARK JEPSON, President
                              and Chief Executive Officer
                       First National  Bank
                       McCook, Nebraska

                       MICHAEL B. JACOBSON, President
                       Western Nebraska National Bank
                       North Platte - Alliance - Bridgeport, Nebraska

                       GERALD C. HUNKE, Chairman
                       ALLAN MCCLURE, President
                              and Chief Executive Officer
                       First National Bank
                       West Point, Nebraska

                       H. CAMERON HINDS, President
                       First Commerce Investors
                       Lincoln, Nebraska

                                CORPORATE FACTS


                       CORPORATE OFFICE:
                         NBC Center
                         1248 O Street
                         Lincoln, NE 68508
                         Telephone:  (402) 434-4110


                       TRANSFER AGENT:
                         Chemical Mellon Shareholder Services
                         Mellon Bank, N.A.
                         P. O. Box 444
                         Pittsburgh, PA 15230
                         Telephone:  (412) 236-8173


                       STOCK:
                         The Company's common stock is traded
                         on the over-the-counter market. Quotations are furnished by NASDAQ Symbol FCBIA and FCBIB.


                       FORM 10-K AVAILABLE:
                         A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the Securities and Exchange Commission may be obtained without charge by any shareholder requesting it in writing. Please direct your request to Donald Kinley, Vice President and Treasurer, at the Corporate office.


                       ANNUAL SHAREHOLDERS MEETING:
                         April 16, 1996
                         Country Club of Lincoln
                         Lincoln, Nebraska


                       DIVIDEND REINVESTMENT PLAN:
                         The Company offers a dividend reinvestment plan as a convenient method of investing cash dividends paid and to make optional cash contributions in additional shares of Class B non-voting stock. For information on enrolling, contact the plan administrator at the following address:
                              ATTN: Dividend Reinvestment
                              Plan Administration
                              Mellon Bank, N.A.
                              P.O. Box 750