Form 10-K, Exhibit 13
period 1996-12-31
FIRST COMMERCE BANCSHARES INC
filed 1997-03-25
CIK 768532

DESCRIPTION OF BUSINESS

First Commerce Bancshares, Inc. (the Company) is a multi-bank holding company organized as a Nebraska corporation. The Company's primary business is the ownership and management of seven commercial bank subsidiaries, a mortgage company and an asset management company. These subsidiaries provide a comprehensive range of trust, commercial, consumer, correspondent, and mortgage banking services. The Company provides computer services to banks throughout Nebraska and surrounding states through its subsidiary, First Commerce Technologies, Inc. First Commerce Technologies presently has four computer centers in Nebraska, one in Colorado, two in Kansas, one in Arkansas and one in Florida.

The Company is geographically located throughout Nebraska with full service banking offices in Alliance, Bridgeport, Grand Island, Hastings, Kearney, Lincoln, McCook, North Platte and West Point. Loan/deposit production offices are located in Hyannis, Mullen, Snyder, Valentine and Wood River.


FINANCIAL HIGHLIGHTS  (In Thousands Except Per Share Data)

                                                                                                       PERCENT
AT DECEMBER 31,                                                            1996            1995         CHANGE
                                                                           ----            ----

Assets                                                                  $2,028,012      $1,815,575       11.7%
Investments                                                                649,861         566,176       14.8
Loans                                                                    1,121,239       1,017,367       10.2
Deposits                                                                 1,574,544       1,463,205        7.6
Stockholders' equity                                                       197,398         180,021        9.7
Per share data:
  Stockholders' equity before net unrealized gains
     (losses) on securities available for sale                               13.92           12.58       10.7
  Total stockholders' equity                                                 14.57           13.27        9.8
  Closing bid price
     Class A                                                                 26.50           20.00       32.5
     Class B                                                                 19.50           14.25       36.8

                                                         PERCENT                         PERCENT
YEAR ENDED DECEMBER 31,                     1996          CHANGE           1995           CHANGE         1994
                                           -----         -------          -----          --------        -----

Net interest income                         $70,106        15.1%           $60,889          5.4%         $57,793
Provision for loan losses                     6,839        95.7              3,495        952.7              332
Noninterest income                           44,030        30.1             33,850          7.9           31,363
Noninterest expense                          73,912        14.8             64,393          7.9           59,663
Net income                                   21,756        24.9             17,420         (8.5)          19,032

Return on average equity before
  net unrealized gains (losses) on
  securities available for sale                12.1%                           10.5%                        13.4%
Per share data:
  Net income                                  $1.60                           $1.29                        $1.46
  Dividends                                     .26                             .227                         .216

Global fund (cost)                          $33,163                        $27,327                       $23,376
Global fund (fair value)                     44,000                         34,191                        24,834


DEAR STOCKHOLDERS,
   Our Company had a remarkably successful year in 1996. Before providing in-depth information, let me share some of the more noteworthy achievements in summary form.

  w NET INCOME INCREASED 24.9% TO $21.8 MILLION.
  w TOTAL ASSETS INCREASED 11.7% TO $2.028 BILLION.
  w LOANS INCREASED 10.2% TO $1.12 BILLION AND "MANAGED LOANS" INCREASED
    15%.
  w THREE NEW LOAN/DEPOSIT PRODUCTION OFFICES WERE OPENED BY WESTERN
    NEBRASKA NATIONAL BANK - ONE IN VALENTINE, ONE IN MULLEN AND ONE IN HYANNIS. LPO/DPOS HAVE ALSO BEEN OPENED IN WOOD RIVER AND IN SNYDER. THESE ARE OPERATING UNITS OF OVERLAND NATIONAL BANK IN
    GRAND ISLAND AND FIRST NATIONAL BANK IN WEST POINT, RESPECTIVELY.
  w NEW SENIOR MANAGEMENT HAS BEEN INSTALLED AT FIRST COMMERCE
    TECHNOLOGIES.
  w EXCELLENT GROWTH AND PROFITABILITY WAS ACHIEVED BY OUR CREDIT CARD
    JOINT VENTURE WITH CABELA'S.
  w OUR MORTGAGE COMPANY HAD EXCELLENT GROWTH AND NOW SERVICES 16,000 LOANS
    TOTALING OVER $1 BILLION.  PROFITS EXCEEDED $1 MILLION FOR THE YEAR.
  w FIRST COMMERCE OPENED NEARLY 9,000 NET NEW CHECKING ACCOUNTS.
  w NEW FUNDING SOURCES WERE ADDED OR ENHANCED TO PROVIDE US THE ABILITY TO
    CONTINUE TO GROW.
  w A NEW RETAIL BANKING EMPHASIS WAS BEGUN TO ENABLE US TO BETTER COMPETE
    IN THE CONSUMER MARKET IN FUTURE YEARS.
  w OUR GLOBAL FUND INCREASED TO $44 MILLION.  INVESTMENT RETURNS WERE
    APPROXIMATELY 17%.
  w OUR PRIMARY CO-MINGLED EQUITY TRUST FUND MANAGED BY FIRST COMMERCE
    INVESTORS WAS UP 25% FOR THE YEAR.
  w OUR CASH DIVIDEND RATE IN 1996 WAS 26 CENTS, UP FROM 22.7 CENTS IN
    1995. IN DECEMBER, THE FCB BOARD APPROVED AN INCREASED DIVIDEND FOR 1997 OF 30 CENTS.
  w LOAN LOSSES, EXCLUDING CREDIT CARD LOSSES, REMAINED AT LOW LEVELS.
  w GOOD PROGRESS WAS MADE IN OUR TECHNOLOGY ADVANCEMENTS NEEDED TO SUPPORT
    OUR NEW RETAIL THRUST AND TO SUPPORT FCT CUSTOMERS.

   For those of you who just want the big picture on 1996 results, you may choose to stop reading here. What follows is a more detailed explanation of the bullet points above and other Company information. Detailed financial reports and footnotes to the statements follow my letter and you may review these at any depth you choose. Our Annual Meeting is scheduled for Tuesday, April 15, 1997, at The Country Club of Lincoln and I invite you to attend. Formal notices will be mailed in March.

   Needless to say, your management team is proud of this report card. As I have mentioned before, bottom line growth of FCB is not always as consistent as we would like, due at times (such as the previous two years) to upward shifts in interest rates which usually cause our spreads to shrink and interest margin to decline. In 1996, interest rates were generally stable, and our net yield spreads improved 17 basis points to 4.10%. This spread improvement coupled with the strong growth in loans and securities enabled our net interest income to increase by $9 million over 1995 to $70 million in 1996. This improvement, caused partly by our successful growth strategies begun in the early 90's, and partly by an interest rate environment that was favorable to us, was key to our bottom line success in 1996.

   Our loan growth during the year was excellent, up 10.2% to $1.12 billion at December 31, 1996. During the year, $56 million of credit card receivables were securitized and "sold" into the secondary market. We continue to manage this credit card paper and thus we include this volume in our definition of "managed assets" which increased 15%. Over the past five years, our managed loan assets have increased from $632 million at December 31, 1991 to $1.18 billion, an increase of $548 million, or 87% - an average increase of 17% over the five year period.

   In addition to the strong asset growth and spread improvement, our fee income was also important to our strong earnings. Many of our business units contributed to our success including our mortgage company, our trust business, our retail investment area, our credit card operation, service charge income due to adding significant new customers and fee income from our loan activities.

   In addition to these ongoing operating functions, we had an unexpected, but pleasant, tax refund of $405,000, after tax, booked during the first quarter of the year at our McCook bank. Also, $916,000 of after tax gains were taken in Global. At year end, we chose to make a $301,000 after tax donation to the NBC Foundation. The net positive impact on earnings from these three events was $1,020,000.

   Now, let me comment on some of our operating units and on some of our newer initiatives.

FIRST COMMERCE MORTGAGE
   FCM had a record year with bottom line profits of $1,079,000 and new servicing volume of $226 million, bringing servicing as of December 31, 1996 to $1.038 billion. Doug Alford, President, and his capable staff run an efficient company and provide a very important service to our bank customers, our many correspondent bank customers, and the customers of FCM. We have been in this business for ten years. Over time, we should be able to continue to grow this business both in servicing and in profitability. This business is not only a profit center on its own, but provides important revenue to each of our affiliate banks which originate mortgages for FCM.

RETAIL BANKING
   In the third quarter of 1996, we launched a new initiative designed to make us more competitive in retail banking in future years. We selected Jo Kinsey to run this operation for us. She has a wealth of banking experience, and the enthusiasm and drive to accomplish her mission. Included in this retail thrust will be new services for our customers including telephone bill paying, personal computer banking, and a 24 hour Customer Call Center. Doing a better job for the customer is our focus and our strong level of personal service to our customers will not be lost in this new retail thrust. Investments of additional resources of both people and technology will be needed to make this new approach successful. A year from now we expect to see the beginning of more rapid growth in our retail markets - and over the long run, we intend to be one of the best retail banks in the country.

TECHNOLOGY
   This past year we have paid for new or upgraded personal computers for the entire Company to enable all of us to function in an upgraded Windows environment. Although expensive, it is imperative that we be able to drive the more powerful software programs to maintain excellence in customer service and internal efficiency. In addition, substantial work was done in 1996 and will be completed in 1997 to implement the major new products discussed under our retail strategies including personal computer banking and telephone bill paying. Also scheduled for completion in 1997 is the development of a data base marketing system for use by both our retail banking and our credit card businesses.

   None of this is moonshot stuff which could cause inordinate risk to the Company. But, it will be important to develop just what we need at reasonable costs. Brad Korell, President of National Bank of Commerce, keeps a watchful eye on these projects to make certain these projects don't take on a life of their own at excessive costs.

NBC CREDIT CARD DIVISION
   NBC's credit card business is now comprised of two basic businesses; 1) management of our proprietary card base (our customers exclusively) and 2) management of our credit card joint venture with Cabela's which we call the Cabela's LLC (Limited Liability Company).

   On our proprietary card side, we have 78,000 active card customers and $81 million of credit card receivables as of December 31, 1996. This business over the past four years has become extremely competitive with many large players entering the market with attractive features associated with their cards to attract customers. As this has occurred, our losses in this business have increased and attrition has increased causing the business profitability to decline. Our losses are lower than national averages, but have gone up. The increased loan loss provision for FCB, up $3.3 million over 1995 to $6.8 million is nearly all due to credit card and consumer loan charge offs.

   New technology including a data base warehouse and better prediction tools are seeming to be helpful. Profitability in this business, even with the increased losses, remains very good and thus we are hopeful we can get the losses stabilized or reduced, and then find some card offerings that will be attractive to the market place. We have a new concept planned for rollout in 1997 which we are quite enthusiastic about.

   Performance of our joint venture with Cabela's has been excellent. Our first rollout took place in May of 1995. We ended 1996 with 66,000 active cards, had $74 million of receivable volume and we achieved our earnings objectives while being fully reserved. Losses in this portfolio are less than in our proprietary business.

   We continue to be very pleased with the quality of our partner and are anticipating future growth in 1997 and beyond.

LOAN QUALITY
   During the year our loan quality (without credit card) continued to be very good. Non credit card charge offs were $1,518,000, only .14% of total loans. Our troubled loan category (our "Watch List") actually declined to less than .6% of total loans.

   1996 was generally a good crop year for our farmers, and fat cattle prices were at levels that enabled our cattle feeding customers to return to profitability. All of this, as well as a strong regional and national economy, strengthened our portfolio.

NBC TRUST DIVISION
   Our Trust Division, led by Steve Caswell, has many highly skilled customer service oriented people. The business increased revenues to $5.8 million in 1996, up 11% over the previous year and produced profits of almost $2 million after all expenses and overhead allocations. Some of this success is due to a higher level of managed assets due to excellent stock and bond market returns, but we also have added new customers fleeing from some of our competitor banks - customers looking for quality service from our trust experts. Our hats are off to this wonderful group of professionals.

FIRST COMMERCE TECHNOLOGIES
   In June of 1996, we hired Patric Jerge to manage our technology company. Since his arrival we have been very pleased with the progress made at FCT. Continued and new emphasis has been placed on customer service and quality. To achieve these results, we have invested in additional people and additional computer power. A new sales leader and a new leader of our software people have also joined the team and have made good progress in our development objectives.

   At this point, we have signed some important pieces of new business and renewed nearly all existing bank contracts. This continues to be a complicated and competitive business, but we like what we see and the potential for success, if we continue to make progress, is substantial.

WESTERN NEBRASKA NATIONAL BANK
   Western had a good year last year. Net income was $886,000 after goodwill amortization of $267,000. We opened LPOs in Valentine, Mullen and Hyannis to provide service locations to the ranching needs of the entire Sandhills area. We strengthened the home loan origination and retail investment functions and added some technical talent in our operations area. Our note case improved a good deal due to good crops and better prices for our cattle feeders.

   Our new headquarters building in North Platte will be completed this spring and will add to our operating efficiencies and enable us to serve our customers better. Our new business objectives have been largely successful and Mike Jacobson, President, is the perfect person to continue to lead this drive for more good new business. Added depreciation expense due to the new building and continued amortization expense will require us to continue with our rapid growth in order to cover this overhead.

FIRST COMMERCE INVESTORS
   FCI, our investment company, had a very good year. They (10 people) have two primary customers - The National Bank of Commerce Trust Division where they manage the co-mingled funds and individual trust assets, and First Commerce Bancshares where they help me manage the Global Fund. The Company is led by James Stuart, III, Chairman and CEO, and H. Cameron Hinds, President and Chief Investment Officer. Equity Fund C increased in value by 25%, putting that fund performance in the top 12% of similar type funds.

   Global achieved returns of approximately 17%, which was better than the global indexes we measure ourselves against.

   We plan to convert our co-mingled equity funds and our bond funds to mutual funds in 1997 providing us with a larger market for our managed funds and making our products more user friendly. We have a singular purpose at FCI: selecting and buying stocks that produce excellent returns to our customers over a three to five year timeframe. We are investment driven - good investment returns will attract new business.

CORPORATE - GENERAL
   We are pleased to see that our stock price (Class B) improved nicely in 1996 from $14.25 in January to $19.50 in December, an increase of 37%. We continue to be surprised and disappointed over the spread between Class A and Class B shares - a spread that should be minimal. Your Board in December increased the cash dividend rate to 30 cents per year, beginning in March of 1997. This is approximately a 17% dividend payout rate. As earnings improve, dividends will keep pace.

   We looked at a few acquisitions this past year and made none. Due to the fact that we choose not to use our Class A voting stock when making acquisitions, we are not allowed to use an accounting method called "pooling" in our acquisitions. This makes the future earnings results of a high priced cash acquisition generally look very disappointing, since all of the purchase price in excess of fair value of net assets must be booked as goodwill, and written off against earnings over 15 years. When excellent synergies exist, we will look hard; otherwise, it is a lot more profitable to grow from within or to buy our own stock at half the price of most acquisitions. Needless to say, we don't agree with this accounting treatment.

   We purchased 22,682 shares of FCB Class B stock during the year and will buy more as the price is right. This investment of Company funds compares very favorably to paying 2x book value or more for another bank and having to write off half of it.

   We have very little term debt - $18.5 million at December 31, 1996. We will retire $2.5 million of this in 1997. This issue becomes callable in 1999. Our modest leverage position adds excellent flexibility and stability to our Company.

   We currently have $4 million of FCB Commercial Paper outstanding which we intend to use as a funding source for our subsidiary banks.

   Last summer we completed our first "sale" of securitized credit card receivables. In excess of fifty million dollars was sold, enabling us to continue our asset growth when raising deposits to fund this growth becomes too costly.

EXPENSES
   Another area of ongoing importance to me is control of our expenses. Our expense reduction program was quite successful this past year with costs being reduced by $1 million. However, when you look at total non interest expenses, the increases were substantial, up 14.8%, nearly $10 million. Accounting rules require that we add up the similar expense categories such as equipment rental and depreciation, salaries and benefits, etc. of each of our businesses that are not necessarily similar, and it sometimes causes distortions. That is why I like to point out in this letter the financial results of some specific operating units and how they on a stand alone basis really performed, such as the mortgage company and our credit card division.

Included in this other noninterest expense, for example, are increased BankCard fees which were up $3.3 million, almost entirely due to costs incurred in the Cabela's LLC, and which had fee income on the revenue side to offset this. Another big number in the other expense category was an increase in minority interest expense of $764,000, a large part being Cabela's share of the LLC profit. On Page 43 of this report is a very detailed explanation of this entire category of expenses if you care to study further.

   We are watching and working on expenses. We also don't mind spending or investing reasonable amounts of money to enable us to make more, or to improve service levels, so we can keep what we have. This is called investing.

   We are, however, geared for growth, as without growth, over the long run, expenses such as heat, lights, telephones, technology and people costs, will eat us up. Short term, expenses can be cut, but the impact on long term success of a major "re-engineering" through expense slashing can be a disaster if you plan to create long term success. The graphs to the right highlight the foregoing.

   What clearly is important is balance which we believe we have. When we compare ourselves to our peer group, our net non interest expense is much less than the averages.

   For the past few years, our asset growth has been excellent, and in 1996, due to some degree having favorable interest rates, the results of the excellent growth impacted the bottom line favorably. We need to be mindful that the economy, other than the cattle markets, has been excellent. Just as with stock markets, we all know things just aren't great all the time. We have had things our way for some time now.

   Our forecasts for this new year look pretty good. We budgeted for managed loan growth of about 10%. I don't know where these loan increases are coming from at this writing, but we do have good momentum, and we do have many good people out knocking on doors, looking for good business. The technology advances we are making are important, but at the same time, our continued commitment to outstanding personal customer service will be unwavering and important to our continued success. Brad Korell and I get many, many letters and people stop us on the street to share with us their appreciation of the excellent service they receive from our people. Our people are really good, and it keeps our customers and their friends coming back for more. There are many wonderful service success stories all across our organization. This is a large part of what we are about and a major part of why we are winning.

   We keep working on being better and finding new people or businesses to serve. If you have any ideas where you think you can help us, drop me a note or give me a call.

   As always, we have lots of work to do.  Many thanks for your support.

Sincerely,


James Stuart, Jr.
Chairman and CEO

                         INDEX TO FINANCIAL INFORMATION




          CONSOLIDATED BALANCE SHEETS.............................10
          CONSOLIDATED STATEMENTS OF INCOME.......................11
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY.........12
          CONSOLIDATED STATEMENTS OF CASH FLOWS...................13
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..............14
          INDEPENDENT AUDITORS' REPORT............................26
          SELECTED QUARTERLY FINANCIAL DATA.......................27
          SELECTED FINANCIAL DATA.................................28
          MANAGEMENT'S DISCUSSION AND ANALYSIS....................32
          OFFICERS AND DIRECTORS..................................46

CONSOLIDATED BALANCE SHEETS
                                                 DECEMBER 31,
                                               ----------------
                                               1996        1995
                                              -----        ----
                                            (Amounts In Thousands)
                                     ASSETS

Cash and due from banks                   $  131,309  $  102,451
Federal funds sold                            28,528      32,738

 Cash and cash equivalents                   159,837     135,189
Mortgages held for sale                       16,293      25,574
Securities available for sale (cost of
 $366,181,000 and $351,076,000)              379,849     365,494
Securities held to maturity (fair value of
 $271,886,000 and $200,739,000)              270,012     200,682
Loans                                      1,121,239   1,017,367
Less allowance for loan losses                20,157      19,017
                                           ---------   ---------
   Net loans                               1,101,082     998,350
Accrued interest receivable                   20,193      18,690
Premises and equipment                        48,695      48,036
Other assets                                  32,051      23,560
                                          ----------  ----------
                                          $2,028,012  $1,815,575
                                          ==========  ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
 Noninterest bearing                      $  328,826  $  277,679
 Interest bearing                          1,245,718   1,185,526
                                           ---------   ---------
                                           1,574,544   1,463,205

Securities sold under agreement to
  repurchase                                 134,212      92,726
Federal funds purchased and other
  short-term borrowings                       45,980       5,214
Accrued interest payable                       7,650       7,530
Accrued expenses and other liabilities        15,255      11,360
Long-term debt                                52,973      55,519
                                           ---------   ---------
   Total liabilities                       1,830,614   1,635,554
Commitments and contingencies
Stockholders' equity:
 Common stock:
   Class A voting, $.20 par value; authorized
   10,000,000 shares; issued and
   outstanding 2,606,336 shares;                 521         521
   Class B nonvoting, $.20 par value; authorized
   40,000,000 shares; issued and outstanding
   10,940,651 and 10,963,348 shares            2,188       2,193
 Paid-in capital                              21,628      21,665
 Retained earnings                           164,176     146,269
 Net unrealized gains (losses) on
  securities available for sale (net of tax)   8,885       9,373
                                             -------     -------
    Total stockholders' equity               197,398     180,021
                                          ----------  ----------
                                          $2,028,012  $1,815,575
                                          ==========  ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
                                           YEAR ENDED DECEMBER 31,
                                          ------------------------
                                              1996   1995    1994
                                             -----   ----    ----
                                 (Amounts In Thousands Except Per Share Data)
Interest income:
 Loans                                    $ 97,228 $ 85,494 $ 68,380
 Securities:
   Taxable                                  32,885   31,943   28,264
   Nontaxable                                1,483    1,610    1,510
   Dividends                                   913      771      602
 Mortgages held for sale                     1,953    1,213      865
 Federal funds sold                          2,037    2,966    2,161
                                           -------  -------   ------
    Total interest income                  136,499  123,997  101,782
Interest expense:
 Deposits                                   55,315   55,156   38,833
 Short-term borrowings                       7,341    4,835    3,195
 Long-term debt                              3,737    3,117    1,961
                                           -------  -------   ------
    Total interest expense                  66,393   63,108   43,989
                                           -------  -------  -------
Net interest income                         70,106   60,889   57,793
Provision for loan losses                    6,839    3,495      332
                                           -------  -------  -------
Net interest income after
  provision for loan losses                 63,267   57,394   57,461
Noninterest income:
 Computer services                           8,491    8,147    8,293
 Credit card                                10,591    4,965    4,289
 Mortgage banking                            4,868    3,571    2,997
 Service charges on deposits                 5,231    4,893    4,849
 Other services charges and fees             6,217    5,293    5,007
 Trust services                              5,840    5,272    5,007
 Gains on securities sales                   1,672      581      182
 Other income                                1,120    1,128      739
                                            ------  -------  -------
    Total noninterest income                44,030   33,850   31,363
                                            ------   ------  -------
Noninterest expense:
 Salaries and employee benefits             35,808   33,101   29,647
 Net occupancy expense                       3,980    3,815    3,552
 Equipment rentals, depreciation and
   maintenance                               5,523    4,770    4,900
 Communications                              4,159    3,647    3,215
 Business development                        3,990    2,649    2,624
 Supplies                                    2,404    2,395    1,911
 Fees and insurance                         10,825    8,868    9,366
 Other expenses                              7,223    5,148    4,448
                                            ------  -------  -------
    Total noninterest expense               73,912   64,393   59,663
                                            ------   ------   ------
Income before income taxes                  33,385   26,851   29,161
Income tax provision                        11,629    9,431   10,129
                                            ------   ------   ------
Net income                                $ 21,756 $ 17,420 $ 19,032
                                           =======  ======  ========

Weighted average shares outstanding         13,566   13,497   13,071
                                           =======   ======   ======

Net income per share                          $1.60   $1.29    $1.46
                                              =====   =====    =====



See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                              NET UNREALIZED
                                 CLASS A       CLASS B                                              GAINS (LOSSES)
                                  COMMON        COMMON     PAID-IN       RETAINED    TREASURY       ON SECURITIES
                                  STOCK         STOCK      CAPITAL       EARNINGS     STOCK       AVAILABLE FOR SALE
                               ------------    -------     -------       --------    --------     ------------------
                                               (Amounts in Thousands)

Balance, January 1, 1994              $521      $2,085       $14,183      $116,699   $        -        $ 3,805
Purchase of treasury stock               -           -             -             -       (1,088)             -
Issuance of Class B common stock
  in bank acquisition, net of cost
  of $87,000                             -          65         3,829             -            -              -
Cash dividends ($.216 per share)         -           -             -        (2,823)           -              -
Change in net unrealized
  gains (losses) on securities
  available for sale, net of tax
  effect of $3,744,000                   -           -             -             -            -         (6,954)
Net income                               -           -             -        19,032            -              -

Balance, December 31, 1994             521       2,150        18,012       132,908       (1,088)        (3,149)


Purchase of treasury stock               -           -             -             -          (82)             -
Retirement of treasury stock             -         (19)         (154)         (997)       1,170              -
Cash dividends ($.227 per share)         -           -             -        (3,062)           -              -
Issuance of Class B common
  stock in bank acquisition,
  net of cost of $35,000                 -          62         3,807             -            -              -
Change in net unrealized
  gains (losses) on securities
  available for sale, net of
  tax effect of $6,742,000               -           -             -             -            -         12,522
Net income                               -           -             -        17,420            -              -

Balance, December 31, 1995             521       2,193        21,665       146,269            -          9,373


Purchase and retirement of stock         -          (5)          (37)         (321)           -              -
Cash dividends ($.26 per share)          -           -             -        (3,528)           -              -
Change in net unrealized
  gains (losses) on securities
  available for sale, net of
  tax effect of $262,000                 -           -             -             -            -           (488)
Net income                               -           -             -        21,756            -
                                      ----      ------       -------      --------  ------------       --------
Balance, December 31, 1996            $521      $2,188       $21,628      $164,176  $         -        $ 8,885
                                      ====      ======       =======      ========    ==========        ======

See notes to consolidated financial statements.




CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                    Year Ended December 31,
                                                                                  -------------------------------
                                                                                  1996        1995          1994
                                                                                  ----        ----          ----
                                                                                        (Amounts in Thousands)
Net income                                                                      $ 21,756      $ 17,420    $ 19,032
Adjustments to reconcile net income to net cash flows from
 operating activities:
 Depreciation and amortization                                                     7,901         6,034       5,868
 Provision for loan losses                                                         6,839         3,495         332
 Deferred income taxes                                                              (491)          (81)        512
 Gain on sales of mortgages and securities                                        (1,445)         (605)        (17)
Changes in assets and liabilities:
 Accrued interest receivable                                                      (1,503)       (3,725)     (1,097)
 Accrued interest payable                                                            120         1,623       1,541
 Other assets                                                                       (759)       (3,581)      1,558
 Accrued expenses and other liabilities                                              224         1,187        (973)
 Purchase of mortgages held for sale                                            (350,675)     (216,875)   (154,550)
 Proceeds from sales of mortgages held for sale                                  359,803       196,128     174,760
 Other                                                                            (1,450)        2,871        (345)
                                                                                --------       --------    --------
   Total adjustments                                                              18,564       (13,529)     27,589
                                                                                --------       --------    --------
Net cash flows from operating activities                                          40,320         3,891      46,621
Cash flows from investing activities:
 Proceeds from sale of securities held to maturity                                   502         6,015      21,038
 Proceeds from maturities of securities held to maturity                         123,744        91,751     131,443
 Purchases of securities held to maturity                                       (193,574)      (33,659)   (129,548)
 Proceeds from sale of  securities available for sale                              8,913        18,706      76,264
 Proceeds from maturities of  securities available for sale                       71,553        80,850      53,348
 Purchases of  securities available for sale                                     (93,591)     (165,555)   (166,591)
 Net increase in loans                                                          (165,571)     (140,074)    (59,341)
 Securitization and sale of credit card loans                                     56,000             -           -
 Purchase of premises and equipment                                               (6,229)       (7,761)     (3,368)
 Cash and cash equivalents from bank acquisition,
  net of cash expenses                                                                 -         1,775       3,939
 Other                                                                            (4,484)       (2,457)        562
                                                                                ---------     ---------    --------
Net cash flows from investing activities                                        (202,737)     (150,409)    (72,254)
Cash flows from financing activities:
 Net increase in deposits                                                        111,339        69,550         300
 Change in short-term borrowings                                                  82,252        24,808      (1,267)
 Proceeds from long-term debt                                                     10,000        24,269      10,000
 Repayment of long-term debt                                                     (12,546)       (2,000)     (2,000)
 Repurchase of common stock                                                         (363)          (82)     (1,088)
 Cash dividends paid                                                              (3,528)       (3,062)     (2,823)
 Other                                                                               (89)          (81)        (97)
                                                                                 --------      --------    --------
Net cash flows from financing activities                                         187,065       113,402       3,025
                                                                                 --------      -------     --------
Net change in cash and cash equivalents                                           24,648       (33,116)    (22,608)
Cash and cash equivalents at beginning of year                                   135,189       168,305     190,913
                                                                                 -------       --------    --------
Cash and cash equivalents at end of year                                        $159,837      $135,189    $168,305
                                                                                ========       ========   ========

Supplemental disclosure:
 Interest paid                                                                   $66,210       $61,422     $42,380
 Income taxes paid                                                                12,540         9,484      10,186
 Common stock exchanged for acquisition of bank
  net of cash and cash equivalents                                                     -         3,869       3,894
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

USE OF ESTIMATES -In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and income and expense for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change relates to the adequacy of the allowance for loan losses.

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

SECURITIES - Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity, and are reported at amortized cost. Securities that are acquired and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at their fair values, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses reported, net of tax, as a separate component of stockholders' equity. Realized gains and losses on sales of investments are recognized on the specific identification method.

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

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an estimate of the amount that management believes will be adequate to absorb possible losses based on prior loan loss experience, the nature and volume of the loan portfolio, review of specific problem loans and an evaluation of the overall portfolio quality under current economic conditions. A change in the economy can quickly affect the financial status of borrowers and loan quality. Such changes can require significant adjustments in the allowance for loan losses on very short notice and are possible in the future.


Impaired loans are measured based on either the present value of expected future cash flows discounted at the loan's effective rate, the market price of the loan, or, the method predominately used by the Company, the fair value of the underlying collateral if the loan is collateral dependent. Specific reserves are established for any impaired loan for which the recorded investment exceeds the measured value of the loan.

PREMISES AND EQUIPMENT - Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the terms of the respective leases or the useful lives of the improvements, whichever is shorter.

OTHER REAL ESTATE OWNED - Other real estate owned is carried at the lower of fair value, minus estimated costs to sell, or the balance of the loan on the property at the date of acquisition. Gains or losses from the sale of other real estate owned or further reductions in the carrying value from a decline in the property value are charged against operating expenses. The Company did not have any other real estate owned at December 31, 1996 and 1995.

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

LOAN SERVICING - Effective July 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 122 (SFAS 122), "Accounting for Mortgage Servicing Rights, an amendment to FASB Statement No. 65," on a prospective basis. SFAS 122 provides that an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. Mortgage servicing rights should be amortized in proportion to and over the period of estimated net servicing income and should be evaluated for impairment based on their fair value. The impairment evaluation should stratify the mortgage servicing rights based upon one or more of the predominant risk characteristics of the underlying loans. The effect of adopting SFAS 122 was not significant to the financial statements or results of operations.

The unamortized purchased servicing rights included in other assets were $5,666,000 and $2,999,000 at
December 31, 1996 and 1995, respectively. The amount of mortgage loans serviced for others approximated $1,038,021,000, $812,351,000 and $707,327,000 at
December 31, 1996, 1995, and 1994, respectively. As of December 31, 1996, credit card loans of $56,000,000 were serviced for others.

As of December 31, 1996 and 1995, the fair value of the Company's capitalized mortgage servicing rights (including mortgage servicing rights purchased) was approximately $18.5 million and $11.0 million, respectively. There was no valuation allowance for impairment relative to such rights. Fair value was estimated by determining the present value of the estimated future cash flows using discount rates commensurate with the risks involved. The predominant risk characteristics which the Company uses to stratify mortgage servicing rights are loan type, interest rate and origination date.

INCOME TAXES - The Company and its subsidiaries file a consolidated income tax return. The amount of income taxes payable or refundable is recognized in the current year and deferred tax assets and liabilities are reflected on items that are recognized in different time periods for financial accounting and income tax purposes using the then current enacted tax rates on the asset and liability method.

NET INCOME PER SHARE - Net income per share is based on the weighted average number of shares of common stock outstanding.

ACCOUNTING PRONOUNCEMENTS - In June 1996, Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued. The statement establishes accounting standards of the transfers and servicing of financial assets and extinguishments of liabilities. The Company does not expect the adoption of this statement to be material to the consolidated financial statements.


B.  RESTRICTED CASH BALANCES
The average compensating balances held at correspondent banks during 1996 and 1995 were $11,498,000 and $9,844,000 respectively. The subsidiary banks maintain such compensating balances to offset charges for services rendered by the correspondent banks. In addition, the Federal Reserve Bank required the subsidiary banks to maintain average balances of $27,232,000 and $23,717,000 for 1996 and 1995, respectively, as a reserve requirement.

C.  SECURITIES
Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their estimated fair values at December 31 were as follows.

                                                                           GROSS         GROSS       ESTIMATED
                                                              AMORTIZED   UNREALIZED    UNREALIZED     FAIR
                                                                 COST       GAINS         LOSSES      VALUE
                                                              ---------   ----------    ----------  ---------
SECURITIES AVAILABLE FOR SALE:
DECEMBER 31, 1996
-----------------
U.S. government and agency securities                         $242,680       $ 4,160  $     (259)     $246,581
Mortgage-backed securities                                      83,505           122      (1,215)       82,412
Marketable equity securities                                    39,996        11,343        (483)       50,856
                                                              --------        -------   ---------     --------
       Totals                                                 $366,181       $15,625     $(1,957)     $379,849

DECEMBER 31, 1995
------------------
U.S. government and agency securities                         $210,976       $ 8,415   $     (86)     $219,305
Mortgage-backed securities                                     109,345           223      (1,031)      108,537
Marketable equity securities                                    30,755         7,193        (296)       37,652
                                                              --------       -------   ----------     --------
       Totals                                                 $351,076       $15,831     $(1,413)     $365,494


SECURITIES HELD TO MATURITY:
DECEMBER 31, 1996
-----------------
U.S. government and agency securities                         $118,840        $1,436       $(236)     $120,040
States and political subdivision securities                     28,747           346         (45)       29,048
Mortgage-backed securities                                     121,738           890        (506)      122,122
Other                                                              687             2         (13)          676
                                                              --------       -------       -------    --------
       Totals                                                 $270,012        $2,674       $(800)     $271,886


DECEMBER 31, 1995
-----------------
U.S. government and agency securities                        $  39,188       $   491   $     (89)    $  39,590
States and political subdivision securities                     32,777           499         (90)       33,186
Mortgage-backed securities                                     126,752           209        (970)      125,991
Other                                                            1,965            23         (16)        1,972
                                                              --------       -------    ---------     --------
       Totals                                                 $200,682        $1,222     $(1,165)     $200,739

The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                   HELD TO MATURITY           AVAILABLE FOR SALE
                                                               -----------------------     ------------------------
                                                                             ESTIMATED                   ESTIMATED
                                                               AMORTIZED       FAIR         AMORTIZED        FAIR
                                                                 COST          VALUE          COST          VALUE
                                                             ----------       --------      ---------     --------
Due in one year or less                                      $  12,598        $ 12,646       $  31,761   $  31,990
Due after one year through five years                           39,923          40,492         200,918     204,548
Due after five years through ten years                          92,110          92,970          10,001      10,043
Due after ten years                                              3,643           3,656               -           -
                                                               -------         -------         --------   ---------
                                                               148,274         149,764         242,680     246,581
Mortgage-backed securities                                     121,738         122,122          83,505      82,412
                                                               -------         --------        -------     -------
                                                              $270,012        $271,886        $326,185    $328,993
                                                              ========        ========        ========     =======


The following table presents the securities portfolio sales activities for the years ended December 31, 1996, 1995 and 1994.  All sales of securities held to maturity were within three months of the securities' maturities, or were early calls of the securities.
                                                 1996                      1995                     1994

                                            HELD     AVAILABLE        HELD   AVAILABLE       HELD       AVAILABLE
                                             TO         FOR            TO       FOR           TO           FOR
                                          MATURITY      SALE        MATURITY    SALE       MATURITY        SALE

Proceeds from sales of securities            $502      $8,913        $6,015    $18,706     $21,038       $76,264
Gross gains of sales of securities              2       1,821            20      1,069          73           943
Gross losses on sales of securities             0        (151)           (6)      (502)        (30)         (804)
Income taxes on securities' net gains           1         584             5        198          15            49


                                          First Commerce Bancshares & Subsidiaries  o  36
Securities with a carrying value of $438,547,000 at December 31, 1996, and $437,476,000 at December 31, 1995, were pledged to secure obligations under repurchase agreements or to secure public or trust deposits in the normal course of business.

At December 31, 1996 and 1995, state and political subdivision securities with an amortized cost of $24,400,000 and $27,667,000, respectively, and an estimated fair value of $24,549,000 and $27,854,000, respectively, were issued by State of Nebraska political subdivisions.

D.  LOANS

Loans at December 31 are summarized as follows:
                                                              1996    1995
                                                        ---------- ---------
Real estate mortgage                                    $  332,913 $  295,268
Consumer                                                   271,906    263,320
Commercial and financial                                   245,873    201,910
Agricultural                                               130,071    126,414
Credit card                                                 98,895    108,641
Real estate construction                                    41,581     21,814
                                                        ---------- ----------
                                                        $1,121,239 $1,017,367

Although the loan portfolio is well diversified by industry, virtually all of the Company's loans are to Nebraska-based organizations, except credit card loans which are concentrated in the Midwest. The Nebraska economy is dependent upon the general state of the agricultural economy. As of December 31, 1996 and 1995, there were $3,429,000 and $1,700,000, respectively, of nonaccruing loans. The amount of restructured loans as of December 31, 1996 and 1995 was not significant.


The Company's policy for requiring collateral and guarantees varies with the creditworthiness of each borrower. The portfolio is generally secured by accounts receivable, inventory, property, plant and equipment, income producing commercial properties, marketable securities or interest-bearing time deposits.

Impaired loans were $2,595,000 and $2,472,000 at December 31, 1996 and 1995, respectively. The total allowance for loan losses related to these loans was $402,000 and $463,000 at December 31, 1996 and 1995, respectively. Interest income on impaired loans of $194,000 and $192,000 was recognized for cash payments received in 1996 and 1995, respectively. Average impaired loans for 1996 and 1995 were $2,627,000 and $1,844,000, respectively.

E.  ALLOWANCE FOR LOAN LOSSES
Transactions in the allowance for loan losses are summarized as follows:

                                                    1996      1995    1994
                                                   ------- -------   -------
Balance, January 1                                 $19,017 $17,190   $18,461
Provision for loan losses                            6,839   3,495       332
Bank acquisition                                         -     843       326
                                                    ------  ------    ------
     Total                                          25,856  21,528    19,119
Net charge-offs:
 Loans charged-off                                   7,794   4,657     3,723
 Less recoveries                                     2,095   2,146     1,794
                                                    ------  ------    ------
     Net loans charged-off                           5,699   2,511     1,929
                                                   ------- -------   -------
Balance, December 31                               $20,157 $19,017   $17,190
                                                   ======= =======   =======

F.  PREMISES AND EQUIPMENT
Premises and equipment at December 31 consists of the following:

                                                   1996   1995
                                               --------  ------
Land                                           $  7,308 $  6,973
Buildings and leasehold improvements             57,086   53,450
Equipment and furnishings                        32,449   34,420
                                               --------  -------
                                                 96,843   94,843
Less accumulated depreciation                    48,148   46,807
                                               --------  -------
                                                $48,695  $48,036
                                                =======  =======

The Company has certain obligations under noncancelable operating leases for premises and equipment. Most of these leases have renewal or purchase options. Rental expense on all leases for the years ended December 31, 1996, 1995 and 1994, was approximately $1,587,000, $1,352,000, and $1,361,000, respectively.
The approximate future minimum rental commitments under noncancelable leases are as follows:

                                   PREMISES EQUIPMENT   TOTAL
                                  ---------  --------- -------
     1997                         $   611      $888    $1,499
     1998                             461       231       692
     1999                             342        61       403
     2000                             267        48       315
     2001                             217         6       223
     Thereafter                     4,685         -     4,685

G. DEPOSIT MATURITIES
Maturities of time deposits at December 31, 1996 are as follows:

                        1997  $708,030
                        1998    95,083
                        1999    15,669
                        2000     4,841
                        2001       886
                  Thereafter        41

H.  SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE
Amounts and interest rates related to securities sold under agreement to repurchase are as follows:

                                                             1996      1995
                                                           -------- ---------

Amount outstanding at year-end                             $134,212  $ 92,726
Average interest rate outstanding at year-end                   4.7%       5.0%
Highest amount outstanding as of any
  month-end during the year                                 146,151   101,912
Average amount outstanding during the year                  125,639    85,384
Approximate average interest rate                               4.7%       5.1%


I.  LONG-TERM DEBT
Long-term debt at December 31 is as follows:
                                                     1996       1995
                                                   -------    -------
Capital notes, 7.50% to 8.70%, due 1997 to 2002    $18,500   $21,000
Federal Home Loan Bank advances, due 1997 and 1998  34,269    34,269
Other                                                  204       250
                                                    ------    ------
                                                   $52,973   $55,519
                                                   =======   =======


The capital notes were issued on June 1, 1992, in series pursuant to an indenture dated May 1, 1992. Each series of capital notes is payable May 1. Interest is payable semi-annually on May 1 and November 1. The capital notes are subject to redemption at the option of the Company at any time on or after May 1, 1999, at a redemption price equal to 100% of the principal amount thereof together with the accrued interest to the redemption date. The indenture provides that the Company will not create, assume, incur or suffer to exist any mortgage or other liens upon the shares of capital stock of any significant bank subsidiary (of which the National Bank of Commerce is the only one at present) owned by the Company unless certain conditions are met. The indenture also provides that the Company will not permit its debt to tangible equity ratio to exceed 30%. The Company's debt to tangible equity ratio was 10% as of December 31, 1996.

The Federal Home Loan Bank (FHLB) advances of $34,269,000 were made to subsidiary banks. These advances are due in 1997 and 1998. Interest is paid monthly of which $10,000,000 bears interest based upon the national prime rate, 5.90% at December 31, 1996. The balance bears fixed interest rates of 5.71% to 6.15%. The advances are collateralized by a blanket pledge of mortgage loans and certain investment securities.

Scheduled principal payments of long-term debt for the five years following December 31, 1996 are:
                        1997   $26,807
                        1998    12,541
                        1999     2,545
                        2000     2,048
                        2001     2,032

 J.   INCOME TAXES
Consolidated income tax expense for the years ended December 31 consists of the following:

                                            1996     1995    1994
                                          -------  ------  ------
Current provision:
 Federal                                  $11,420   $8,857 $ 8,985
 State                                        700      655     632
                                           ------    -----  ------
                                           12,120    9,512   9,617
Deferred income taxes                        (491)     (81)    512
                                          -------   ------ -------
Total consolidated income tax provision   $11,629   $9,431 $10,129
                                          =======   ====== =======

The effective rate of total tax expense differs from the statutory federal tax rate as follows:

                                              1996   1995    1994
                                             -----  -----   -----
Tax at federal statutory rate                  35%    35%     35%
Tax-exempt interest on obligations
 of state and political subdivisions           (2)    (2)     (2)
Other                                           2      2       2
                                              ----   ----    ----
Effective tax rate                             35%    35%     35%
                                              ====   ====    ====


Significant items comprising the Company's net deferred tax asset as of December
31, 1996, 1995 and  1994 are as follows:

DEFERRED TAX ASSETS:                          1996   1995    1994
                                              ----   ----   -----

Allowance for loan losses                  $6,929  $6,509 $5,912
Net unrealized gains and losses on
 securities available for sale                  -       -  1,696
Other                                       1,495   1,132  1,213
                                           ------   -----  -----
   Total deferred tax assets                8,424   7,641  8,821

DEFERRED TAX LIABILITIES:
Net unrealized gains and losses on
 securities available for sale              4,783   5,046      -
Premises and equipment                      1,833   2,133  2,175
Other                                         920     328    255
                                            -----   -----  -----
   Total deferred tax liabilities           7,536   7,507  2,430
                                           ------  ------ ------
Net deferred tax asset                     $  888  $  134 $6,391
                                          =======  ====== ======


K.  ADVERTISING COSTS
The Company expenses costs of advertising, except for direct-response advertising relating to its bankcard joint venture, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of direct-response mailings and telemarketing costs. The capitalized costs of the advertising are amortized over the five year period following completion of the advertising campaign. At December 31, 1996 and 1995, $1,952,000 and $1,700,000, respectively, of advertising costs are reported in other assets.

L.  COMMITMENTS AND CONTINGENT LIABILITIES
The Company's consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and standby letters of credit. These instruments involve, in varying degrees, elements of credit, interest rate and liquidity risk in excess of the amount recognized in the consolidated balance sheet. The extent of the Company's involvement in various commitments or contingent liabilities is expressed by the contract amount of such instruments.

Commitments to extend credit, excluding mortgage banking operations, amounted to $360,310,000 and $341,073,000 (exclusive of $799,306,000 and $718,957,000 of unused approved lines of credit related to credit card loan agreements) at December 31, 1996 and 1995, respectively. These commitments are agreements to lend to a customer as long as all conditions established in the contract are fulfilled. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The
Company evaluates each customer's creditworthiness on a case-by-case basis in conjunction with the normal lending function. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based upon management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, marketable securities and interest-bearing time deposits.

The Company's commitments to extend credit in its mortgage banking operations amounted to approximately $31,350,000, and $51,800,000 at December 31, 1996 and 1995, respectively. Credit policies in the Company's mortgage banking operations are designed to satisfy the requirements of the secondary mortgage market.
These requirements, among others, include that the loans which are subject to these commitments be secured by a first position in the underlying property and meet certain maximum loan-to-value and insurance requirements.

Mandatory commitments to deliver residential mortgages are binding agreements to sell mortgage loans to investors at fixed prices and expiration dates. The
Company could incur pair-off costs should it be unable to fulfill its obligation, which could occur if an insufficient level of conforming closed loans is available for delivery by the specified date. This exposure is less than the contract amount of the commitment and is determined by the delivery shortfall and the then current market interest rates. The Company monitors its position relative to these commitments to deliver on a daily basis. The Company had mandatory commitments to deliver residential mortgage loans totaling approximately $38,425,000 and $54,105,000 as of December 31, 1996 and 1995,
respectively.  The Company has an agreement to sell on a best efforts basis
$1,119,000 as of December 31, 1996.

Standby and commercial letters of credit are conditional commitments issued by the Company guaranteeing the performance of a customer to a third party. These guarantees primarily consist of performance assurances made on behalf of customers who have a contractual commitment to produce or deliver goods or services. Most guarantees are for one year or less. The risk to the Company arises from its obligation to make payment in the event of the customers' contractual default. The amount of collateral obtained, if deemed necessary by the Company, is based upon management's credit evaluation of the customer. The
Company had $22,607,000 and $18,238,000 in letters of credit outstanding at December 31, 1996 and 1995, respectively.

The Company is involved in various legal actions in the normal course of business. Management is of the opinion that none of these legal actions will result in losses material to the financial position of the Company.

M.  RELATED PARTY TRANSACTIONS
As of December 31, 1996, the subsidiary banks had various loans outstanding to related parties (executive officers, directors, loans guaranteed by directors and companies employing a director of the Company and its significant subsidiaries). The Company believes these loans have been made under comparable terms and conditions as loans made to unrelated parties. An analysis of aggregate loans to these related parties of the Company and its significant subsidiaries for the year ended December 31, 1996 is shown below:

               BEGINNING                       ENDING
                BALANCE  ADDITIONS  PAYMENTS  BALANCE
               --------  ---------  --------  -------
                $33,026   $105,606  $115,373  $23,259

N.  EMPLOYEE BENEFIT PLANS
The Company has two employee retirement plans. The Retirement Accumulation Plan is a noncontributory defined contribution plan covering substantially all employees with six months of service. Annual contributions are based upon defined compensation of covered employees. Company cost for this plan was $1,020,000 in 1996, $968,000 in 1995 and $953,000 in 1994.

The Profit Sharing and Thrift Plan is a contributory, defined contribution plan covering substantially all employees with six months of service. Employee contributions vary from 0 to 12% of compensation. The Company contribution, subject to certain limitations, is based upon employee contributions and profitability. Company cost for this plan was $1,289,000 in 1996, $1,009,000 in 1995 and $1,016,000 in 1994.

 O.  REGULATORY MATTERS
One of the principal sources of cash of the Company is dividends from its subsidiary banks. The total dividends that can be declared by the subsidiary banks without receiving prior approval from regulatory authorities are limited to a bank's defined net income of that year combined with its retained defined net income from the previous two years. For the calendar year 1997, the subsidiary banks have retained defined net income from 1996 and 1995 of approximately $18,147,000.

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

As of December 31, 1996, the most recent notification from the OCC, categorized the Company's banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institutions' categories. Management believes, as of December 31, 1996, that the Company and its subsidiary banks meet all capital adequacy requirements to which they are subject. The Company's and the National Bank of Commerce's (the Company's most significant bank subsidiary) actual capital amounts and ratios are presented in the following table:



                                                                                               TO BE WELL
                                                                                           CAPITALIZED UNDER
                                                                     FOR CAPITAL           PROMPT CORRECTIVE
                                                     ACTUAL       ADEQUACY PURPOSES        ACTION PROVISIONS
                                               ---------------    -----------------        ------------------
                                                AMOUNT   RATIO       AMOUNT   RATIO         AMOUNT      RATIO
                                               -------   -----       ------   ------        ------      -----
AS OF DECEMBER 31, 1996:
  Total Capital (to Risk Weighted Assets):
     Consolidated                             $200,441    14.7%    $108,954     8.0%           N/A
     National Bank of Commerce                  99,860    12.3       65,170     8.0        $81,463     10.0%
  Tier I Capital (to Risk Weighted Assets):
     Consolidated                              181,269    13.3       54,477     4.0            N/A
     National Bank of Commerce                  89,677    11.0       32,585     4.0         48,878      6.0
  Tier I Capital  (to Quarterly Average Assets):
     Consolidated                              181,269     9.4       77,167     4.0            N/A
     National Bank of Commerce                  89,677     8.0       45,006     4.0         56,258      5.0

AS OF DECEMBER 31, 1995:
  Total Capital (to Risk Weighted Assets):
     Consolidated                             $178,307    14.8%     $96,236     8.0%           N/A
     National Bank of Commerce                  90,309    12.5       57,994     8.0        $72,492     10.0%
  Tier I Capital (to Risk Weighted Assets):
     Consolidated                              161,128    13.4       48,118     4.0            N/A
     National Bank of Commerce                  81,248    11.2       28,997     4.0         43,495      6.0
  Tier I Capital  (to Quarterly Average Assets):
     Consolidated                              161,128     9.2       70,379     4.0            N/A
     National Bank of Commerce                  81,248     8.0       40,621     4.0         50,776      5.0

P.  CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS  (Parent Company Only)             DECEMBER 31,
                                                         -----------------
                                                           1996        1995
                                                         -----       -----
                                     ASSETS
Cash on deposit with subsidiaries                  $       102 $        56
Securities purchased under agreement to
  resell to subsidiary bank                              4,770       4,130
Short-term investments                                     463       1,375
                                                        ------    --------
 Cash and cash equivalents                               5,335       5,561
Securities available for sale (cost of $36,849,000
 and $29,704,000)                                       47,686      36,568
Investment in subsidiaries:
 Equity in net assets of bank subsidiaries             147,703     142,059
 Equity in net assets of nonbank subsidiaries            1,050       9,202
 Excess cost over fair value of net assets               3,840       3,979
Premises and equipment                                  11,768      12,234
Other assets                                             7,796       3,477
                                                      --------    --------
                                                      $225,178    $213,080
                                                      ========    ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Other liabilities                                   $    5,171  $    4,459
Short-term borrowings from non-bank subsidiaries             -       7,350
Commercial paper outstanding                             3,905           -
Long-term debt                                          18,704      21,250
                                                      --------    --------
 Total liabilities                                      27,780      33,059
Stockholders' equity                                   197,398     180,021
                                                      --------    --------
                                                      $225,178    $213,080
                                                      ========    ========

CONDENSED STATEMENTS OF INCOME  (Parent Company Only)

                                                      YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1996      1995      1994
                                                     -----      ----      ----
Income:
 Dividends from bank subsidiaries                   $14,186  $11,220   $11,055
 Dividends from nonbank subsidiaries                    150      300     1,200
 Rent:
    Subsidiaries                                      1,291    1,760     1,748
    Other                                             1,678    1,162     1,152
 Interest and dividend income                         1,541    1,335     1,130
 Other                                                1,219      415       259
                                                     ------   ------    ------
                                                     20,065   16,192    16,544

Expenses:
 Salaries and employee benefits                       1,807    1,758     1,782
 Interest                                             1,669    1,811     1,939
 Interest paid to subsidiaries                          204      554       222
 Building expense                                     2,246    2,079     2,188
 Other                                                1,945    1,850     1,703
                                                      -----    -----     -----
                                                      7,871    8,052     7,834
                                                      -----    -----     -----
Income before income tax benefit and equity
  in undistributed earnings of subsidiaries          12,194    8,140     8,710
Income tax benefit                                      706    1,097     1,227
                                                     ------   ------     -----
Income before equity in undistributed
  earnings of subsidiaries                           12,900    9,237     9,937
Equity in undistributed earnings of subsidiaries      8,856    8,183     9,095
                                                    -------  -------   -------
    Net income                                      $21,756  $17,420   $19,032
                                                    =======  =======   =======

CONDENSED STATEMENTS OF CASH FLOWS  (Parent Company Only)

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1996      1995      1994
                                                    -------  -------   -------
Net income                                          $21,756  $17,420   $19,032
Adjustments to reconcile net income to net cash flows
 from operating activities:
    Depreciation and amortization                       864      728       751
    Equity in undistributed earnings of subsidiaries (8,856)  (8,183)   (9,095)
    Other                                              (530)    (681)      184
                                                     -------   ------   -------
     Total adjustments                               (8,522)  (8,136)   (8,160)

Net cash flows from operating activities             13,234    9,284    10,872

Cash flows from investing activities:
 Proceeds from sales and maturities of securities
  available for sale                                  8,915   12,065    12,181
 Purchase of securities available for sale          (14,277) (13,014)  (22,529)
 Purchase of premises and equipment                    (244)  (1,597)     (119)
    Purchase of loans from subsidiary bank           (4,980)       -         -
 Cash and cash equivalents from nonbank
   subsidiaries merger                                  245        -         -
 Other                                                 (587)  (2,417)      (89)
                                                    --------  -------  --------
Net cash flows from investing activities            (10,928)  (4,963)  (10,556)
                                                    -------- --------  --------
Cash flows from financing activities:
 Changes in short-term borrowings                     3,905      450     6,900
 Repayment of long-term debt                         (2,546)  (2,000)   (2,000)
 Purchase of common stock                              (363)     (82)   (1,088)
 Cash dividends paid                                 (3,528)  (3,062)   (2,823)
                                                     -------  -------   -------
Net cash flows from financing activities             (2,532)  (4,694)      989
                                                     -------  -------   -------

Net change in cash and cash equivalents                (226)    (373)    1,305
Cash and cash equivalents at beginning of year        5,561    5,934     4,629
                                                    -------  -------   -------
Cash and cash equivalents at end of year            $ 5,335  $ 5,561   $ 5,934
                                                    =======  =======   =======

Supplemental disclosures of cash flow information:
 Cash paid during year for:
    Interest                                        $ 2,479   $1,842    $1,940
    Income taxes                                     12,140    8,805     9,521
    Common stock exchanged for acquisition of bank        -    3,869     3,894
    Debt exchanged for other assets                       -      250         -

Q.  DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments," requires certain entities to disclose the estimated fair value of its financial instruments. For the Company, as with most financial institutions, most of its assets and its liabilities are considered financial instruments as defined in SFAS 107. Many of the Company's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. It is also the Company's general practice and intent to hold most of its financial instruments to maturity and not engage in trading or sales activities. Therefore, significant estimations and present value calculations were used by the Company for purposes of this disclosure. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.


The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                                         DECEMBER 31, 1996  DECEMBER 31, 1995
                                       -------------------   -------------------
                                                  ESTIMATED            ESTIMATED
                                           CARRYING  FAIR     CARRYING    FAIR
                                            AMOUNT  VALUE      AMOUNT    VALUE
                                       -----------  ------   --------   --------
ASSETS:
 Cash and cash equivalents             $  159,837$  159,837   $135,189 $  135,189
 Mortgages held for sale                   16,293    16,340     25,574   25,731
 Securities available for sale            379,849   379,849    365,494  365,494
 Securities held to maturity              270,012   271,886    200,682  200,739
 Net loans                              1,101,082 1,096,399    998,350 1,000,930
 Other financial instruments               34,630    34,630     25,210   25,210

LIABILITIES:
 Demand deposits with no stated maturities749,674   749,674    668,305  668,305
 Time deposits                            824,870   827,039    794,900  798,283
 Federal funds purchased and
  securities sold under agreement
  to repurchase                           134,212   134,212     92,726   92,726
 Other short-term borrowings               45,980    45,980      5,214    5,214
 Long-term debt                            52,973    53,559     55,519   56,760
 Other financial instruments               19,033    19,033     16,318   16,318

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

LOANS. For those loans with floating interest rates, carrying value was used as approximate fair value. For all other loans, the estimated fair value is based on the discounted value of projected cash flows. When using the discounting method, loans are gathered by homogeneous groups and discounted at a rate that would be used for similar loans at December 31, 1996 and 1995. In addition, when computing the estimated fair value for all loans, general reserves for loan losses are subtracted from the calculated fair value for consideration of credit issues.

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

INDEPENDENT AUDITORS' REPORT





Board of Directors and Stockholders
First Commerce Bancshares, Inc.
Lincoln, Nebraska

     We have audited the accompanying consolidated balance sheets of First Commerce Bancshares, Inc., and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Commerce Bancshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP



Lincoln, Nebraska
February 14, 1997

SELECTED QUARTERLY FINANCIAL DATA
(In Thousands Except Per Share Data)

                               FIRST   SECOND     THIRD      FOURTH   ANNUAL
                              QUARTER QUARTER    QUARTER    QUARTER   TOTAL
                              ------- -------    -------    -------   -------
                                        (Unaudited)

1996
Total interest income        $32,997   $33,755  $34,514    $35,233   $136,499
Net interest income           16,686    17,457   17,845     18,118     70,106
Provision for loan losses      1,821     1,355    1,502      2,161      6,839
Noninterest income            11,173    10,816   10,611     11,430     44,030
Noninterest expense           17,555    17,484   18,814     20,059     73,912
Net income                     5,727     6,059    5,225      4,745     21,756

Net income per share              .42      .45       .39        .35      1.60
Common stock trading range *
 Class A voting
     high                       24.00    29.50     29.50      29.50     29.50
     low                        20.00    22.00     26.50      25.00     20.00
 Class B nonvoting
     high                       16.25    16.75     16.75      20.50     20.50
     low                        13.50    13.50     14.75      15.00     13.50
Dividends declared per share      .065     .065      .065       .065      .26


1995
Total interest income        $28,131   $31,286  $32,284    $32,296   $123,997
Net interest income           14,617    15,113   15,430     15,729     60,889
Provision for loan losses        696       686      700      1,413      3,495
Noninterest income             7,985     8,351    8,107      9,407     33,850
Noninterest expense           15,706    15,827   15,530     17,330     64,393
Net income                     4,098     4,467    4,739      4,116     17,420

Net income per share              .31      .33       .35        .30      1.29
Common stock trading range *
 Class A voting
     high                       20.00    18.00     20.00      22.50     22.50
     low                        16.25    16.00     16.00      17.00     16.00
 Class B nonvoting
     high                       14.00    13.00     14.00      16.25     16.25
     low                        10.50    10.75     11.00      12.00     10.50
Dividends declared per share      .054     .054      .054       .065      .227

* The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol "FCBIA" for the Class A voting common stock and "FCBIB" for the Class B nonvoting common stock. The market value ranges are based upon the high and low trading prices per share for the calendar quarters indicated as released by NASDAQ. As of December 31, 1996, the Company had 549 Class A shareholders of record and 1,077 Class B shareholders of record.

SELECTED FINANCIAL DATA
Three-Year Average Balance Sheets / Yields and Rates

                                                      YEAR ENDED DECEMBER 31,

                                                                1996
                                                  ------------------------------
                                                   AVERAGE               AVERAGE
                                                   BALANCE    INTEREST     RATE
                                                -----------  ----------  -------
                                                       (Amounts in thousands)
                                     ASSETS
Interest-earning assets:
 Loans, including non-accrual loans              $1,066,896  $  97,228     9.11%
 Taxable investment securities                      517,083     32,885     6.36
 Nontaxable investment securities (non-taxable basis)29,190      1,483     5.08
 Federal funds sold                                  34,863      2,037     5.84
 Mortgages held for sale                             24,860      1,953     7.86
 Equity securities                                   37,269        913     2.45
                                                 ----------    -------    -----
    Total interest-earning assets                 1,710,161    136,499     7.98

 Less allowance for loan losses                     (19,680)
 Cash and due from banks                            102,269
 Premises and equipment                              48,146
 Other assets                                        46,467
                                                 ----------
    Total assets                                 $1,887,363
                                                 ==========


                             LIABILITIES AND EQUITY
Interest-bearing liabilities:
 Interest-bearing demand                        $   325,590      8,332     2.56%
 Savings                                             84,039      2,334     2.78
 Time                                               797,944     44,649     5.60
                                                  ---------     ------    -----
    Total interest-bearing deposits               1,207,573     55,315     4.58

 Federal funds purchased and other
   short-term borrowings                             24,574      1,336     5.44
 Securities sold under agreement to repurchase      128,109      6,005     4.69
 Long-term debt                                      54,879      3,737     6.81
                                                  ---------     ------    -----
    Total interest-bearing liabilities            1,415,135     66,393     4.69


 Noninterest bearing demand deposits                265,013
 Other liabilities                                   20,786
                                                  ---------
    Total liabilities                             1,700,934

Total stockholders' equity                          186,429
                                                 ----------
    Total liabilities and stockholders' equity   $1,887,363
                                                 ==========

Net interest income                                          $  70,106

Net interest spread                                                        3.29%

Net yield on interest-earning assets                                       4.10%


SELECTED FINANCIAL DATA
Three-Year Average Balance Sheets / Yields and Rates

                            YEAR ENDED DECEMBER 31,
                    --------------------------------------
                      1995                          1994
          ---------------------------  ----------------------------
          AVERAGE             AVERAGE   AVERAGE             AVERAGE
          BALANCE   INTEREST    RATE    BALANCE   INTEREST    RATE
         --------   --------  -------  --------   --------  --------
                             (Amounts in thousands)


        $  917,742 $  85,494     9.32%$ 797,369  $  68,380     8.58%
           512,193    31,943     6.24   486,918     28,264     5.80
            31,788     1,610     5.06    29,980      1,510     5.04
            47,134     2,966     6.29    50,866      2,161     4.25
            12,533     1,213     9.68     9,435        865     9.17
            29,639       771     2.60    22,197        602     2.71
         ---------   -------    ----- ---------    -------    -----
         1,551,029   123,997     7.99 1,396,765    101,782     7.29

           (18,306)                     (17,988)
            94,107                       98,908
            45,809                       44,475
            37,569                       34,582
        ----------                   ----------
        $1,710,208                   $1,556,742
        ==========                   ==========


         $ 312,994     8,350     2.67%$ 333,987      8,401     2.52%
            80,049     2,269     2.83    82,865      2,270     2.74
           758,347    44,537     5.87   598,918     28,162     4.70
         ---------    ------     ---- ---------    -------   ------
         1,151,390    55,156     4.79 1,015,770     38,833     3.82


            10,231       595     5.82    12,135        534     4.40
            81,992     4,240     5.17    78,651      2,661     3.38
            42,036     3,117     7.42    24,023      1,961     8.16
         ---------    ------     ---- ---------      -----     ----
         1,285,649    63,108     4.91 1,130,579     43,989     3.89


           242,602                      268,053
            16,414                       15,745
         ---------                    ---------
         1,544,665                    1,414,377

           165,543                      142,365
        ----------                    ---------
        $1,710,208                   $1,556,742
        ==========                   ==========

                   $  60,889                     $  57,793


                                 3.08%                         3.40%

                                 3.93%                         4.14%



SELECTED FINANCIAL DATA
(In Thousands Except Per Share Data)
                                                          1996           1995          1994            1993
                                                     ----------      ----------       ---------    -----------
At December 31,
  Assets                                              $2,028,012      $1,815,575      $1,624,138     $1,572,298
  Investments                                           649,861         566,176         537,797        520,176
  Loans                                               1,121,239       1,017,367         850,292        777,695
  Deposits                                            1,574,544       1,463,205       1,355,965      1,324,196
  Long-term debt                                         52,973          55,519          33,000         25,000
  Stockholders' equity                                  197,398         180,021         149,354        137,293
Year Ended December 31,
  Net interest income                                   $70,106         $60,889         $57,793        $57,727
  Provision for loan losses                               6,839           3,495             332          1,143
  Total noninterest income                               44,030          33,850          31,363         33,345
  Total noninterest expenses                             73,912          64,393          59,663         60,806
  Net income                                             21,756          17,420          19,032         19,760
Per share data:
  Net income                                              $1.60         $ 1.29          $ 1.46          $ 1.52
  Dividends                                                 .26            .227            .216            .20
  Stockholders' equity before net unrealized gains
     and losses on available for sale securities          13.92          12.58           11.49           10.24
  Total stockholders' equity                              14.57          13.27           11.26           10.53
Selected Ratios:
  Rate of return on average:
     Total assets                                          1.15%          1.02%           1.22%           1.33%
     Stockholders' equity(1)                              12.14          10.52           13.37           15.77
  Average total stockholders' equity
     to average total assets(1)                            9.49           9.46            9.15            8.46
  Common dividends payout ratio                           16.21          17.58           14.83           13.19
  Allowance for loan
     losses to total loans                                 1.80           1.87            2.02            2.37
  Nonaccrual and restructured
     loans as a percentage of total loans                   .45            .29             .30             .34
  Net charge-offs to
     average total loans                                    .53            .27             .24             .16
Capital Ratios:
Core capital (Tier I) (2)                                 13.31%         13.39%          14.78%          13.43%
Total risk based capital (3)                              14.72          14.82           16.26           14.90
Leverage (4)                                               9.40           9.16            9.23            8.31

(1) Stockholders' equity before net unrealized gains and losses on securities available for sale.
(2) Stockholders' equity before net unrealized gains and losses on securities available for sale, plus minority interest, less goodwill and deposit intangibles to risk-weighted assets (using 1996 requirements).
(3) Tier I capital plus allowance for loan losses (limited to 1.25% of risk-weighted assets) to risk-weighted assets (using 1996 requirements).
(4) Tier I capital to quarterly average assets less goodwill.


            1992              1991             1990              1989             1988              1987
        ----------       ----------       -----------       -----------      -----------        ---------

        $1,452,058       $1,309,613        $1,106,354       $1,019,288          $955,367         $946,037
           495,784          384,951           375,624          354,865           400,485          439,213
           674,352          631,713           538,056          489,537           423,333          384,887
         1,196,111        1,123,728           938,881          864,011           788,962          781,307
            26,500           11,725            10,583           10,757            12,956           14,907
           116,335           99,702            95,576           88,578            83,008           75,134
           $55,303          $47,547           $37,933          $34,648           $35,309          $34,456
             3,152            3,810             1,770            1,630             2,146            6,800
            33,767           27,722            24,293           22,378            20,048           18,230
            57,304           52,239            44,896           40,930            39,698           37,186
            19,150           12,980            10,672           10,025             9,669            6,482

            $1.47            $  .93           $  .75            $  .69           $  .64            $  .43
              .188              .136             .112              .102             .10               .061

             8.93              7.65             6.78              6.13             5.52              4.97
             8.93              7.65             6.78              6.13             5.52              4.97


             1.41%             1.06%            1.02%             1.04%            1.03%              .72%
            17.69             12.84            11.49             11.75            12.08              8.94

             7.96              8.23             8.88              8.82             8.56              8.03
            12.79             14.25            15.05             14.76            15.60             14.29

             2.74              2.68             2.74              2.94             3.37              3.40

              .50               .73              .43               .85              .71              1.50

              .25               .48              .37               .26              .19              1.11

            12.70%            10.05%           11.16%
            13.95             11.30            12.41
             7.98              7.40             8.59

MANAGEMENT'S DISCUSSION AND ANALYSIS


CORPORATE RESULTS SUMMARY (Columnar amounts are in thousands)

The Company's net income during 1996 was $21,756,000 versus $17,420,000 in 1995 and $19,032,000 during 1994. On a per share basis this equates to $1.60, $1.29, and $1.46 for 1996, 1995 and 1994, respectively. Additionally, year-end assets reached $2,028,012,000, versus $1,815,575,000 in 1995. Average stockholders'
equity to average assets was approximately 9.5% for both 1996 and 1995. The cash dividend was $0.26 per share versus $0.227 per share. In January 1997, the Company raised its annualized dividend to 30 cents. This equates to a 15% increase on a per share basis.

The $4.3 million or 25% increase in net income in 1996 from 1995 can be primarily attributed to an increase in net interest income. The net yield on interest earning assets increased from 3.93% in 1995 to 4.10% in 1996. This
resulted in a $9.2 million or 15% increase in net interest income.   The
increase in net interest income was partially offset by a $3.3 million increase
in loan loss expense.   Even though overall loan quality remains high in the
organization, significant growth in loans combined with a significant increase in bank card charge-offs created the need to provide additional expense to keep reserves at desired levels.

Year-end loans increased almost $104 million in 1996 from 1995, which is on top of a $167 million increase during 1995. The $104 million increase does not include $56 million of credit card loans which were securitized and sold during the year. On a managed loan basis, loans increased $160 million during 1996. Although average deposit growth was a respectable 5.6%, it did not keep up with loan growth. Therefore, the Company utilized other non-traditional methods to fund some of its loan growth. Besides the securitization of credit card loans mentioned above, average securities sold under agreement to repurchase and other short-term borrowings increased approximately $60 million from 1995.

EARNING ASSETS
Average earning assets in 1996 were $1.71 billion, a 10% increase over 1995 primarily caused by the loan growth referred to above. Average earning assets were $1.55 billion in 1995, an 11% increase over 1994. Average loans were $1,067 million, $918 million and $797 million in 1996, 1995 and 1994, respectively, a 16.3%, 15.1% and 13.7% increase over each respective previous year. Loan demand has been strong during the past three years as shown by these increases in average loans. Loan demand was led by the real estate mortgage, commercial and consumer markets. The increase in agricultural loans in 1995 can primarily be attributed to the Western Bank acquisition. The increase in credit card loans can be attributed to a new joint venture with Cabela's, a catalog sales company, and the issuance of a new Cabela's co-branded credit card. Average loans accounted for 62% of average earning assets during 1996 and 59% in 1995. Average investment securities were $584 million at December 31, 1996, a $10 million increase over 1995. Investment securities accounted for 34% of average earning assets during 1996 and 37% during 1995.

SECURITY PORTFOLIO
The Company's investment securities portfolio consists of high quality securities with primarily short to medium maturities. The Company utilized buying opportunities during the year to extend the average life of its investment portfolio. As rates dropped in the latter part of the year, the Company began buying higher yielding U. S. Government agencies with a 10 year stated maturity, which are callable within two years. These securities are presented on the following maturity schedule under the 5 through 10 year column, but the Company expects that these securities will be called when they reach their call date, absent significant movements in interest rates which are not anticipated.

MANAGEMENT'S DISCUSSION AND ANALYSIS


The following table presents the amortized cost of the securities portfolio by type of security as of December 31, for the years indicated.

                                                             DECEMBER 31,
                                                        ----------------------
                                                        1996    1995      1994
                                                        ----    ----      ----

U.S. Treasury                                       $172,534  $183,580 $226,075
U.S. Agency                                          188,986    66,584        -
State and municipal                                   28,747    32,777   29,676
Mortgage-backed securities                           205,243   236,097  258,719
Corporate bonds                                            -     1,000      999
Marketable equity securities                          39,996    30,755   25,960
Other securities                                         687       965    1,326
                                                     -------   -------  --------
                                                    $636,193  $551,758 $542,755
                                                    ========  ======== =======

The following tables present the amortized cost of each investment category by maturity range and the weighted average yield for each range (except for mortgage-backed securities and marketable equity securities).

                                                 DECEMBER 31, 1996
                                             -------------------------
                                            AFTER 1   AFTER 5
                                     UNDER  THROUGH   THROUGH   AFTER
                                     1 YEAR 5 YEARS   10 YEARS 10 YEARS   TOTAL
                                    ------- -------  --------- -------   -----
Securities held to maturity:
 U.S. Treasury and Agency          $ 5,809   $28,350 $84,681  $    -  $118,840
 State and municipal                 6,634    11,387   7,338   3,388    28,747
 Other securities                      155       186      91     255       687
                                   -------   ------- ------- ------- ---------
                                   $12,598   $39,923 $92,110  $3,643  $148,274
                                   =======   =======  ======  ======  ========
Weighted average yield to maturity:
 U.S. Treasury and Agency              5.4%    6.7%      7.2%      -%      7.0%
 State and municipal (1)               5.0     5.0       5.3     5.4       5.1
 Other securities                      7.2     6.2       6.1     6.7       6.6


Securities available for sale:
 U.S. Treasury and Agency          $31,761  $200,918 $10,001   $   -  $242,680
                                   =======  ======== =======  ======  ========


Weighted average yield to maturity:
 U.S. Treasury and Agency              6.6%    6.9%      7.1%      -%      6.9%
                                      =====    ====      ====    ====      ====

(1) Not based on taxable equivalents.

The Company owned $205 million in mortgage-backed securities at December 31, 1996. Yields in these securities can be reduced due to early prepayment. The prepayment risk associated with mortgage-backed securities is monitored continuously by updating the analytics concerning prepayment speeds. Bond accounting and asset/liability reports are adjusted accordingly.

A large portion of the mortgage-backed securities are collateralized mortgage obligations (CMO's) which are planned amortization class (PAC) bonds. Under the terms of a PAC contract, if the collateral prepays faster or slower than the defined range, the contract is suspended until the collateral prepayment speed returns to the defined range.

In addition, high premium CMO's are avoided. The Company has not experienced any significant adverse prepayment characteristics in the last two years. MANAGEMENT'S DISCUSSION AND ANALYSIS


LOANS
As indicated previously, the Company experienced strong internal loan growth in 1996 and 1995, which for 1995 was assisted by the Western Bank acquisition and the Cabela's joint venture. The following table presents the amount of loans by categories and percentage of loans by categories as of December 31, for the year indicated.

                                                        1996        1995          1994        1993          1992
                                                   ----------    ----------     --------
Real estate mortgage                               $  332,913    $  295,268     $270,603      $236,202  $214,264
Consumer                                              271,906       263,320      228,332       187,021   173,920
Commercial and financial                              245,873       201,910      166,682       169,466   124,942
Agricultural (except loans secured by
  real estate; includes loans for household
  and other personal expenditures)                    130,071       126,414       87,758        87,338    72,346
Credit card                                            98,895       108,641       80,135        81,932    73,480
Real estate construction                               41,581        21,814       16,782        15,736    15,400
                                                    ---------     ---------     --------
                                                    1,121,239     1,017,367      850,292       777,695   674,352
Less allowance for loan losses                        (20,157)      (19,017)     (17,190)      (18,461)  (18,470)
                                                    ----------    ---------      --------
                                                   $1,101,082    $  998,350     $833,102      $759,234  $655,882
                                                   ==========    ==========     =========


The above table does not include $56 million of credit card loans which were securitized and sold during 1996. Managed loans at December 31, 1996 were $1,177,239,000. Total managed credit card loans were $154,895,000 as of the same date.

                                                    DECEMBER 31,
                                     -------------------------------------------
                                      1996    1995      1994    1993      1992

As a percentage of total loans:
 Real estate mortgage                 29.7%   29.0%     31.8%   30.4%     31.8%
 Consumer                             24.3    25.9      26.9    24.1      25.7
 Commercial and financial             21.9    19.9      19.6    21.8      18.5
 Agricultural                         11.6    12.4      10.3    11.2      10.7
 Credit card                           8.8    10.7       9.4    10.5      11.0
 Real estate construction              3.7     2.1       2.0     2.0       2.3
                                     -----   -----     -----   ------    ------
                                     100.0%  100.0%    100.0%  100.0%    100.0%

The Company has no foreign loans.
The following table presents loan maturities by ranges (except for real estate mortgage loans, credit card loans and consumer loans). Also included for loans due after one year are the amounts which have predetermined interest rates and floating or adjustable rates.

                                              AS OF DECEMBER 31, 1996
                                     -----------------------------------------------
                                                               DUE AFTER 1 YEAR
                                                             --------------------
                                                                PRE-    FLOATING
                                      DUE    DUE 1      DUE  DETERMINED    OR
                                     WITHIN THROUGH    AFTER  INTEREST ADJUSTABLE
                                     1 YEAR 5 YEARS   5 YEARS   RATE      RATE
                                     ------ -------  -------- -------- ----------
Commercial and financial          $146,347   $75,553  $23,973  $61,747 $37,779
Agricultural                        96,317    29,620    4,134   25,950   7,804
Real estate construction            18,001     5,736   17,844    3,731  19,849

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

ASSET QUALITY
The quality of the Company's loan portfolio remains strong. A key measure of the effectiveness of credit risk management is the percentage of the loan portfolio that is classified as nonperforming. Nonperforming loans include nonaccrual loans, loans 90 days or more past due and restructured loans. The Company's nonperforming loans totaled $5.9 million at December 31, 1996, as compared to $3.6 million at the end of 1995. As a percentage of total loans, nonperforming loans represent only .5% and .4% of the loan portfolio at December 31, 1996 and 1995, respectively.

Virtually all of the Company's loans, except credit card loans which are concentrated in the Midwest, are to Nebraska-based organizations. The Nebraska economy is somewhat dependent upon the general state of the agricultural economy, which has been good for the past several years. The agricultural economy is dependent upon commodity prices, weather and input costs. Crop yields were generally excellent throughout the region during 1996. The prices for crops were generally higher than normal. Most of the Company's cattle feeders lost money throughout the year due to high corn prices, but had returned to profitable operations by the end of 1996. Loans to cattle feeders represent the Company's largest loan segment concentration, but the Company has been applying selective underwriting criteria to this segment. The Company's direct agricultural loans grew almost $40 million during 1995, primarily due to the acquisition of Western Bank in Bridgeport and Alliance. In addition to the Company's direct agricultural loans, many of its nonagricultural borrowers are affected by the overall agricultural economy in Nebraska. The Company's borrowers are to a lesser extent affected by the overall national economy. Farm income represents 7% of Nebraska's personal income.

Another area of loan concentration of the Company is in real estate related activities. This is normally one of the first areas affected by a downturn in the economy, but the Company applies selective underwriting in evaluating projects. Another area of significant risk in a downturn of the economy would be in the consumer and credit card areas. Credit card loans traditionally have a higher ratio of net charge-offs to loans outstanding than other areas in the loan portfolio. The credit card portfolio experienced $4.2 million in charge-offs during 1996, up from $2.6 million in 1995 and $2.3 million in 1994. The national trend in credit card charge-offs also increased during 1996. The Company's credit card charge-offs followed this trend, and are comparable to industry averages. Consumer loan charge-offs increased in 1996 and 1995 from abnormally low levels in the prior years. Consumer loan charge-offs are below industry levels.

Management reviews loans regularly, placing them on nonaccrual when it considers the collection of principal or interest questionable. Thereafter, income is not recorded unless it is received in cash or until such time as the borrower demonstrates an ability to pay interest and principal. During 1996, 1995 and 1994, the Company received approximately $457,000, $458,000 and $186,000 in interest on loans which had been previously charged-off or placed on nonaccrual. This interest was included in interest and fees on loans in the consolidated statements of income. As a general rule, credit card and consumer loans are evaluated for charge-off once the delinquency period reaches 90 days.

Management classifies loans as impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured predominantly using the fair value of the underlying collateral, if the impaired loan is collateral dependent. Impaired loans were $2,595,000 and $2,472,000 at December 31, 1996 and 1995, respectively. The allowance for loan losses related to these loans was $402,000 and $463,000 at December 31, 1996 and 1995, respectively.

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

The following table presents the amount of nonperforming loans for the periods indicated:

                                         1996     1995   1994   1993   1992
                                        -----    -----  -----  -----  -----

1.   Nonaccrual, Past Due and
    Restructured Loans
    (a) Loans accounted for on
       a nonaccrual basis                $3,429 $1,700 $1,150   $1,315 $1,944

    (b) Accruing loans which are
       contractually past due 90 days
       or more as to principal or
       interest payments                    846    690    384      432    782

    (c) Loans not included above which
       are "troubled debt restructurings" 1,597  1,256  1,377    1,342  1,449

     i.Gross interest income that would
       have been recorded in the period
       then ended if the loans listed in
       categories (a) and (c) had been
       current in accordance with
       their original terms                 628    350    285      305    405

     ii.Amount of interest income on
       loans listed in categories (a) and (c)
       that was included in net income
       for the period.                      395    155    153      140    198

2.   Potential Problem Loans(1)           6,660  7,953  6,265    6,162  8,058
3.   Foreign Outstandings                     -      -      -        -      -
4.   Loan Concentrations                      -      -

(1)Balances shown are loans in which the primary source of repayment may not be sufficient to meet the present terms of the loan. The Company believes it has sufficient security collateral to support the current loan balance.

MANAGEMENT'S DISCUSSION AND ANALYSIS


PROVISION FOR LOAN LOSSES
The Company maintains an allowance for loan losses at a level considered by management to be adequate to provide for the risk of possible loan losses. The amount of the provision charged to operating expense is determined on the basis of several factors, including reviews of individual loans, past due and nonaccruing loans outstanding, the level of the allowance for losses in relation to loans, actual loss experience, appraisals of the loan portfolio conducted by the Company's internal audit staff and by Federal bank examiners, and management's estimate of the impact of the current and future economic conditions. The Company expensed $6,839,000, $3,495,000 and $332,000 for estimated loan losses in 1996, 1995 and 1994, respectively.

Average loans increased $120.4 million or 15.1% during 1995 from 1994 and increased another $149.2 million or 16.3% during 1996. Net charge-offs were $5.7 million, $2.5 million and $1.9 million during 1996, 1995 and 1994, respectively. The increase in net charge-offs over the past three years is primarily in credit card charge-offs, although the Company's charge-off ratios remain comparable to national averages. Consumer loan charge-offs have also increased which can be primarily attributed to higher levels of consumer bankruptcies. In 1996, Nebraska bankruptcy filings rose by over 40%. Management feels the overall credit quality of the Company's loan portfolio
remains good.   The increase in loan loss expense during 1996 and 1995 is
primarily due to the increase in charge-offs, combined with the significant
growth in loans in order to keep the loan loss reserve at desired levels.   The
loan loss reserve as a percentage of loans was 1.80%, 1.87% and 2.02% at December 31, 1996, 1995 and 1994, respectively.

The following table presents an analysis of loan loss experience.

                                   1996      1995      1994    1993      1992
                               ---------- -------- --------- -------- --------

Average loans and leases
  for the year                 $1,066,896  $917,742 $797,369  $701,305 $649,167
                               ========== ========= ======== ========= ========

Reserve for loan losses:
 Balance, beginning of year       $19,017   $17,190  $18,461   $18,470 $16,912
 Provision charged to expense       6,839     3,495      332     1,143   3,152
 Bank acquisitions                      -       843      326         -       -
Loans charged off:
 Real estate construction               -         -        -      (332)   (300)
 Real estate mortgage                 (43)      (66)     (27)     (102)    (70)
 Agricultural                         (73)      (98)    (120)     (142)   (101)
 Commercial and financial            (734)      (70)     (64)     (135)   (279)
 Consumer                          (2,117)   (1,168)    (631)     (502) (1,048)
 Credit card                       (4,827)   (3,255)  (2,881)   (1,913) (1,579)
Loan recoveries:
 Real estate construction               -         -        -       632       -
 Real estate mortgage                 282       185      245        41     196
 Agricultural                          77       186      176       223      64
 Commercial and financial             193       438      397       340     665
 Consumer                             897       636      431       370     481
 Credit card                          646       701      545       368     377
                                   -------  -------   -------   ------- -------
 Net loans charged off             (5,699)   (2,511)  (1,929)   (1,152) (1,594)
                                   -------  --------  -------   ------- -------
Balance, end of year              $20,157   $19,017  $17,190   $18,461 $18,470
                                  =======   =======  =======   ======= =======
Ratio of net charge-offs to
  average loans                      .53%     .27%     .24%     .16%     .25%

MANAGEMENT'S DISCUSSION AND ANALYSIS


This table presents an allocation for loan losses by loan categories; however, the breakdown is based on a number of qualitative factors, and the amounts as such are not necessarily indicative of actual future charge-offs in any particular category.

                                      1996     1995     1994     1993     1992
                                   -------   ------   ------  -------  --------
Real estate construction           $   628   $   419 $   331  $    221 $   121
Real estate mortgage                 2,493     2,902   2,927     2,476   2,073
Agricultural                         3,169     3,941   2,658     2,468   1,501
Commercial and financial             4,896     3,781   3,887     4,790   4,931
Consumer                             3,302     3,152   2,472     2,162   1,791
Credit card                          5,398     4,623   3,511     2,712   1,638
Unallocated                            271       199   1,404     3,632   6,415
                                   -------   ------- -------   ------- --------
                                   $20,157   $19,017 $17,190   $18,461 $18,470

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

Below is a table showing the Company's interest rate-sensitive assets (excluding assets on nonaccrual and overdrafts) and liabilities for various time periods in which they either mature or are repriceable (in thousands):

                                          1 TO         91 TO       181 TO        1 TO 5       OVER
                                        90 DAYS       180 DAYS    360 DAYS       YEARS      5 YEARS        TOTAL
                                        ---------   ----------    ---------     -------     --------   -----------
Assets:
  Investments                           $  68,524    $ 23,375     $  41,233     $375,083      $141,646  $  649,861
  Loans                                   490,961      66,070        98,983      422,728        37,651   1,116,393
  Mortgages held for sale                  16,293           -             -            -             -      16,293
  Federal funds sold                       28,528           -             -            -             -      28,528
                                         --------     --------     --------      --------     ---------  ---------
                                          604,306      89,445       140,216      797,811       179,297   1,811,075
Liabilities:
  Interest-bearing
     demand deposits                       34,626           -        76,587      223,151             -     334,364
  Savings deposits                              -           -             -       86,804             -      86,804
  Time deposits                           254,628     169,531       283,871      116,479            41     824,550
  Short-term
     borrowings                           180,192           -             -            -             -     180,192
  Long-term debt                           23,769       3,038             -       19,166         7,000      52,973
                                          -------     -------       --------     -------         -----   ---------
                                          493,215     172,569       360,458      445,600         7,041   1,478,883
                                         ---------   ---------    ----------   ----------      --------  ---------
Repricing gap                            $111,091    $(83,124)    $(220,242)    $352,211      $172,256  $  332,192
                                         ========    =========    ==========    ========      ========   =========

Cumulative repricing gap                 $111,091     $27,967     $(192,275)    $159,936      $332,192  $  332,192

GAP as a % of earning assets                 6.1%          1.5%      (10.6)%         8.8%       18.3%         18.3%

This table estimates the repricing maturities of the Company's interest sensitive assets and liabilities based upon the company's interest rate-sensitive assets and liabilities, based upon the Company's assessment of the repricing characteristics of contractual and non-contractual instruments. Non-contractual deposit liabilities are allocated among the various maturity ranges. MANAGEMENT'S DISCUSSION AND ANALYSIS


LIQUIDITY AND CAPITAL RESOURCES
The Company's primary business is ownership of banks. The assets of any commercial bank are primarily funded through the use of borrowings in the form of demand and time deposits, negotiable certificates of deposit, and short-term funds. The Banks have demonstrated the ability to acquire short-term funds when needed and rely primarily upon negotiable certificates of deposit, brokered certificates of deposit, federal funds acquired from correspondent banks, securities sold under agreement to repurchase, and borrowed funds from the Federal Home Loan Bank. These sources should remain accessible as long as the Banks offer competitive rates. In addition, the Company has utilized the securitization of credit card receivables to provide liquidity and fund the receivable growth in the Cabela's LLC credit cards.

The Company relies primarily on the Banks for its source of cash needs. The cash flow from the Banks to the Company comes in the form of dividends, tax benefits and rental payments. Total dividends that can be declared by the subsidiary banks without receiving prior approval from regulatory authorities are limited to each Bank's defined net income of that year combined with its retained defined net income from the previous two years subject to minimum regulatory capital requirements. For the calendar year 1997, the Banks have retained defined net income from the previous two years of approximately $18.1 million. The parent company holds approximately $53.0 million in cash, short-term investments and marketable securities as of December 31, 1996. The Company has the ability to issue commercial paper which could be used to provide liquidity to subsidiary banks. The Company has issued $4 million in commercial paper as of December 31, 1996. Long-term debt at December 31, 1996 includes $18.5 million of capital notes which have a payment of $2.5 million due in 1997 and $34.3 million of FHLB borrowings (at subsidiary banks) which have $24.3 million principal due in 1997.

The Company's risk-based capital ratios, which take into account the different credit risks among banking organizations' assets, have remained strong over the past three years. Tier 1 and total risk-based capital ratios were 13.3% and 14.7%, respectively, at December 31, 1996. These ratios are down slightly from the 13.4% and the 14.8%, respectively, at December 31, 1995, and the 14.8% and the 16.3%, respectively, at December 31, 1994, due to the significant loan growth the Company incurred during 1996 and 1995. Loans typically carry a higher risk rating than other earning assets. In accordance with the regulatory guidelines, unrealized gains and losses on the available for sale securities portfolio are excluded from the risk-based capital calculations.

The Company's leverage ratio, the ratio of Tier 1 capital to total quarterly average assets, was 9.4% at December 31, 1996 and 9.2% at December 31, 1995.

The Federal Deposit Insurance Corporation typically defines a bank to be "well capitalized" if it maintains a Tier 1 capital ratio of a least 6.0%, a total risk-based capital ratio of at least 10.0% and a leverage ratio of at least 5.0%. It is the Company's intention to maintain sufficient capital in each of its subsidiary banks to permit them to maintain a "well-capitalized" designation. All of the Company's bank subsidiaries met the "well-capitalized" designation at December 31, 1996.

LEVERAGE RATIOS
These ratios measure the extent to which the Company has been financed by long-term debt (before net unrealized gains and losses on securities available for sale).
                                               1996  1995  1994

Long-term debt to long-term debt plus equity   21.9% 24.5% 17.8%
Total long-term debt to equity                 28.1  32.5  21.6
Long-term debt to equity (parent only)          9.9  12.4  15.1

FUNDING SOURCES
Average deposits were $1.47 billion in 1996 as compared to $1.39 billion during 1995 as compared to $1.28 billion in 1994, a 5.7% and 8.6% increase, respectively. Average interest-bearing deposits increased from $1,016 million in 1994 to $1,151 million in 1995, to $1,208 million in 1996, a 13.3% and 4.9%
increase, respectively. Noninterest-bearing demand deposits decreased $25.4 million or 9.5% in 1995 from 1994 but increased 9.2% or $22.4 million in 1996. The increase or decrease in noninterest-bearing demand deposits can be primarily
attributed to the fluctuation in short-term interest rates.   The Company's
largest subsidiary bank, the National Bank of Commerce, provides many services to nonaffiliated banks which are paid for by maintaining balances in the National Bank of Commerce. As interest rates increase or decrease, the National Bank of Commerce requires the nonaffiliated banks to maintain higher or lower balances to pay for the services being provided. If interest rates rise the amount of deposits required to be maintained will go down. If interest rates decrease, then the amount of deposits required to be maintained will increase.

MANAGEMENT'S DISCUSSION AND ANALYSIS


Average time deposits increased 5.2% during 1996 as compared to 1995, while interest-bearing demand and savings deposits increased 4.2%. The Company uses time deposits of $100,000 or more as a significant funding source. The following table presents time deposits of $100,000 or more by time remaining until maturity.
                                           AS OF DECEMBER 31, 1996
                              -------------------------------------------------
                                        OVER 3      OVER 6
                               3 MONTHS THROUGH    THROUGH      OVER
                               OR LESS 6 MONTHS   12 MONTHS  12 MONTHS   TOTAL
                              -------- --------   --------- ---------- --------
                              $111,917   $60,474   $44,418   $12,832    $229,641

During 1996, the Company used a funding source it has not previously used before, securitization and sale of credit card loans. On July 18, 1996 the Company completed the establishment of the National Bank of Commerce Master Credit Card Trust (trust). The initial pooling and servicing agreement will allow the National Bank of Commerce (Bank) to sell up to $100,000,000 of credit card receivables to the trust. As these loan receivables are securitized, the Company's on-balance sheet funding needs are reduced by the amount of loans securitized. As of December 31, 1996, the Company had sold $56 million of credit card receivables to the trust.

The securitization involved the sale of a group of credit card receivables. These credit card receivables arise from accounts whose ownership is retained by the Company. In addition to selling the existing receivables, rights to new receivables, including most income generated by and payments made from these accounts, were sold. Certificates representing undivided interests in the trust were issued. The Investor Certificates are sold by the trust to investors who are financing the purchase through the issuance of commercial paper. Interest is paid to the Investor Certificate holders during the life of the transaction. The Seller Certificate is retained by the Company. The Company continues to service the accounts and receives a servicing fee for doing so.

During the revolving period, which is 36 months on the first series issued by the Company, no principal payments are made to the Investor Certificate holders. Payments received on the accounts are used to pay interest to the Investor Certificate holders and to purchase new receivables generated by the accounts, so that the principal dollar amount of the Investor Certificate remains unchanged. Once the revolving period begins, principal payments will be allocated for distribution to the Investor Certificate holders according to the terms of the transaction. As principal payments are allocated to the Investor Certificate holders, the Company's credit card receivables will increase by the amount of the principal allocation.

Distribution of principal to the Investor Certificate holders may begin sooner if the average annualized yield (generally this includes interest income, interchange income, and other fees) for three consecutive months falls below a base rate (generally equal to the sum of the certificate rate payable to investors and contractual servicing fees) or other certain events occur. For the three month period ended December 31, 1996, the average annualized yield exceeded the base minimum yield by approximately 14.5%. This yield is calculated on a cash basis.

The securitization did not have a material impact on earnings reported for the Company.


EARNINGS PERFORMANCE

The Company's net income was $21,756,000, up 25% or $4,336,000 from 1995. The Company's net income for 1995 was $17,420,000, down $1,612,000 from 1994's net income of $19,032,000. The increase in net income in 1996 from 1995 can be primarily attributed to an increase in net interest income. The net yield on interest earning assets increased from 3.93% in 1995 to 4.10% in 1996. This
resulted in a $9.2 million or 15% increase in net interest income.   The
increase in net interest income was partially offset by a $3.3 million increase in loan loss expense. Even though overall loan quality remains high in the organization, significant growth in loans combined with a significant increase in bank card charge-offs created the need to provide additional expense to keep reserves at desired levels.

The decline in income in 1995 was due to an increase in loan loss expense of over $3 million in order to keep reserves at desired levels given the loan growth experienced by the Company. Increases in noninterest expenses offset increases in net interest income.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NET INTEREST INCOME
Net interest income, the principal source of earnings, is the difference between the interest income generated by earning assets and the total cost of the liabilities obtained to fund the earning assets. Net interest income in 1996 was $70.1 million as compared to $60.9 million and $57.8 million in the prior two years.

The Company's net yield on interest-earning assets (net interest income as a percent of average earning assets) decreased from 4.14% in 1994 to 3.93% in 1995 but recovered to 4.10% in 1996. A flat yield curve and stiff competition for deposits contributed to the decline in spreads and the net yield on earning assets in 1995. The Company's growth in earning assets forced it to run deposit specials at rates higher than it would normally pay on deposits with comparable length maturities. These specials were run early in the year and by the end of 1995 most of these specials had matured with the deposits retained at more normal rates. This resulted in the increase in the net yield on earning assets to 4.10% in 1996. However, in both years, the increase in volume created by the loan growth previously discussed was the predominant factor in the increase in net interest income.

The following tables attribute changes in net interest income either to changes in average balances or to changes in average rates for earning assets and interest-bearing liabilities. The change in interest due jointly to volume and rate has been allocated to volume and rate in proportion to the relationship of the absolute dollar amount of change in each.

                                                  1996/95                                   1995/94
                                      ------------------------------         --------------------------------------
                                          AMOUNTS                                   AMOUNTS
                                        ATTRIBUTABLE                              ATTRIBUTABLE
                                       TO CHANGES IN                             TO CHANGES IN
                                    ----------------------                    ------------------------
                                                                TOTAL                                      TOTAL
                                     VOLUME        RATE         CHANGE        VOLUME          RATE         CHANGE
                                    --------      ---------    --------       --------        --------     -------
Interest and fees on loans           $13,628       $(1,894)    $11,734         $10,890          $6,224     $17,114
Interest on taxable
  investment securities                  307           635         942           1,513           2,166       3,679
Interest on state
  and municipal obligations             (131)            5        (126)             92               8         100
Equity securities                        189           (47)        142             192             (23)        169
Interest on mortgages held for sale      994          (254)        740            (169)            974         805
Interest on short-term investments      (730)         (200)       (930)            298              50         348
                                      ------        -------     -------         -------          ------     -------
Total interest income                 14,257        (1,755)     12,502          12,816           9,399      22,215

Interest on deposits:
  Interest-bearing demand                329          (347)        (18)           (544)            493         (51)
  Savings deposits                       111           (46)         65             (78)             77          (1)
  Other time deposits                  2,268        (2,156)        112           8,461           7,914      16,375
Interest on federal funds purchased      782           (41)        741             (93)            154          61
Interest on short-term borrowings      2,194          (429)      1,765             117           1,462       1,579
Interest on long-term debt               891          (271)        620           1,350            (194)      1,156
                                       -----        -------      -----           ------          ------      ------
Total interest expense                 6,575        (3,290)      3,285           9,213           9,906      19,119
                                     -------       --------    -------          -------          ------     -------
Net interest income                  $ 7,682       $ 1,535     $ 9,217         $ 3,603          $ (507)    $ 3,096

Nonaccruing loans have been included in average total loans. Loan fees on new loans have been included in interest income, but the amounts of such fees are not deemed material to total interest income. Tax-exempt interest is not on a tax-equivalent basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS


NONINTEREST INCOME
Noninterest income continues to be a significant source of revenues. Management has stressed the importance of growth of noninterest income to enhance the Company's profitability. As a percentage of net revenues (net interest income plus noninterest income), noninterest income was 39%, 36%, and 35% during 1996, 1995 and 1994, respectively. The following table shows the breakdown of noninterest income and the percentage change for 1996, 1995 and 1994.

                                                              PERCENT INCREASE
                                                                 (DECREASE)
                                                             -----------------
                                       1996   1995   1994    1996/95 1995/94
                                      -----   ----   ----    ------- --------
Computer services                  $  8,491   $8,147 $ 8,293     4.2%   (1.8)%
Credit card                          10,591    4,965   4,289   113.3    15.8
Mortgage banking                      4,868    3,571   2,997    36.3    19.2
Service charges on deposits           5,231    4,893   4,849     6.9      .9
Other service charges and fees        6,217    5,293   5,007    17.5     5.7
Trust services                        5,840    5,272   5,007    10.8     5.3
Gains on securities sales             1,672      581     182   187.8   219.2
Other income                          1,120    1,128     739     (.7)   52.6
                                    -------  ------- -------
 Total noninterest income           $44,030  $33,850 $31,363    30.1     7.9

The increase in noninterest income in 1996 from 1995 can be primarily attributed to an increase in activity. Credit card income increased $5,626,000 due to an increase in merchant discount income, combined with an increase in interchange income from the joint venture initiated in 1995 with a large catalog sales organization to issue a co-branded credit card to its customer base. Mortgage banking revenues increased due to an increase in servicing income, origination fees and underwriting fee income, all due to an increase in activity. The increase in other service charges and fees can be primarily related to a volume increase in discount brokerage sales which resulted in an increase in fee income and fee income from sales of bonds to correspondent banks. Trust services income increased due to an increase in activity and managed assets. Gains on securities sales are attributable to sales of equity securities out of the Company's Global fund. Included in other income is interest on an income tax refund.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS


NONINTEREST EXPENSE
The emphasis on growth in fee-based services income requires significant investments in staff, training and technology. The following table shows the breakdown of noninterest expense and the percentage change for 1996, 1995 and 1994.

                                                              PERCENT INCREASE
                                                                 (DECREASE)
                                                             -----------------
                                    1996    1995     1994    1996/95 1995/94
                                   -----    ----     ----    ------- -------
Salaries and employee benefits    $35,808  $33,101  $29,647     8.2%   11.7%
Net occupancy expense               3,980    3,815    3,552     4.3     7.4
Equipment expense                   5,523    4,770    4,900    15.8    (2.7)
Fees and insurance                 10,825    8,868    9,366    22.1    (5.3)
Communications                      4,159    3,647    3,215    14.0    13.4
Supplies                            2,404    2,395    1,911      .4    25.3
Business development                3,990    2,649    2,624    50.6     1.0
Other expenses                      7,223    5,148    4,448    40.3    15.7
                                  -------  -------  -------
    Total noninterest expense     $73,912  $64,393  $59,663    14.8     7.9

Efficiency ratio *                    64.8%   68.0%    66.9%
Average number of full-time
 equivalent employees               1,035    1,015      966
Personnel expense per
  employee (in dollars)           $34,597  $32,612  $30,690

* Computed as noninterest expense divided by the sum of net interest income and noninterest income.

Noninterest expenses were $73.9 million in 1996 as compared to $64.4 million in 1995. Salaries and employee benefits increased $2.7 million or 8.2% due primarily to increases in the level of pay, combined with an increase in the number of employees. The increase in equipment expense was due primarily to a write-down taken during the year on computer equipment which will have to be upgraded during 1997 to handle software upgrades. Fees and insurance increased primarily due to an increase in bankcard processing fees. The increase in bankcard processing fees of $3.3 million was partially offset by a decrease in FDIC fees of $1.5 million. Communications expense increased 14% due to First Commerce Technologies currently processing for several Florida banks, combined with an increase in postage costs related to the Cabela's joint-venture started in 1995. Business development costs increased over $1.3 million. A contribution to the NBC Foundation during 1996 accounted for $463,000 of this increase. Bankcard advertising costs in both the National Bank of Commerce and the Cabela's joint-venture accounted for the balance of the increase. The increase in other expenses is due primarily to an increase in amortization costs related to purchased mortgage service costs of $790,000, an increase in travel costs of $200,000 and an increase in minority interest expense because of the Cabela's joint-venture of $764,000.

Noninterest expenses were $64.4 million in 1995 versus $59.7 million in 1994. The increase in salary costs is due to an increase in the number of employees and normal year-to-year increases in the levels of pay. The increase in the number of employees can be primarily attributed to the Western Bank acquisition and the Cabela's joint venture which required the Company to increase its bankcard staff to service this increase in bankcard activity. The increase in communications is due to a general increase in telephone and courier expenses due to normal business expansion and price inflation. The decrease in equipment expense is due primarily to the State of Nebraska L.B. 775 agreement which refunds sales tax based on qualified investment property purchased by the Company. These refunds impact equipment expense through a reduction in basis and subsequent lowering of depreciation expense. Fees and insurance expenses included bankcard processing fees of $3.8 million in 1995, up from $3.1 million in 1994 and $2.9 million in 1993. The increase in bankcard processing fees is primarily due to the Cabela's joint venture initiated in 1995. The increase in bankcard processing fees was offset by decreases in FDIC assessments due to a decrease in the amount assessed per $100 of deposits from 23 cents to
4.4 cents in May 1995. The decrease in FDIC expense in 1995 from 1994 was $1.3 million. Supplies increased primarily due to the Company implementing check imaging on statements during the year and the related up front costs associated with this change, combined with a significant increase in paper costs during 1995. The increase in occupancy expense can be attributed to the Western Bank acquisition and the NBC Superior Street branch being open for a full year.

MANAGEMENT'S DISCUSSION AND ANALYSIS


INCOME TAXES
The provision for income taxes was $11,629,000 in 1996, $9,431,000 in 1995 and $10,129,000 in 1994. The changes from year to year can be primarily attributed to the increase or decrease in income before income taxes. The income tax provision for 1996 was reduced by a $238,000 income tax refund from prior years.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS


TRENDS AND UNCERTAINTIES
ECONOMY. The projected outlook for the Nebraska economy over the next couple of years is for growth in employment (1.8% growth), personal income (6.5% annual growth), and retail sales (6.4% growth). Construction activity has been solid, while retail sales growth has been favorable. The manufacturing base in the state continues to operate at expanding levels. Motor vehicle and farm equipment sales have been strong. The state's fiscal position appears to be favorable from the standpoint of the amount of excess tax receipts being received over budgeted expenditures. The U. S. economy should realize moderate growth as the Federal Reserve Board attempts to maintain balance between growth and inflation.

The results of the 1996 Nebraska farm sector have been favorable. Crop prices were much higher relative to last year, and crop yields were good. Cattle feeders realized improved profitability in the latter part of the year, while ranch operations have been reflecting losses (reduced cow inventories should improve future prospects). Agricultural real estate values have risen, but ranch land values may come under some pressure. Personal bankruptcy filings have increased significantly (up 40% in Nebraska during 1996) during the past few months due to overextended credit.

ENVIRONMENTAL. Many environmental issues are being discussed on the national and local level. In Nebraska, water is used to irrigate nearly six million acres of semi-arid cropland. The state is now discussing issues relating to domestic, agricultural, and environmental uses of water. Legislation has been implemented to recognize the inter-relationship between ground and surface water. Discussions and regulations have also focused on water quality and preserving wildlife habitat. These discussions may ultimately have an impact on current agricultural practices.

EXPANSION ACTIVITIES. The Company is making efforts to expand activities and to grow in order to increase net income. The Company has the capacity to expand its computer processing business and continues to pursue and obtain additional customers. The Company has obtained additional data processing business from Florida banks, and the acquisition of additional data processing centers is
possible.   The Company has actively attempted to increase its mortgage banking and mortgage servicing business and is considering possible geographic expansion. The Company may also attempt to acquire servicing from other servicing companies in the future. The Western Nebraska National Bank will open a new main bank facility in North Platte in April, 1997, two other banking subsidiaries are expanding existing facilities and the National Bank of Commerce will be opening a new branch facility. The National Bank of Commerce and Cabela's, a catalog sales company, created a joint company in 1995 for the purpose of issuing a "co-branded" credit card. This joint company has been successful in obtaining 66,000 active accounts from Cabela's clients and will continue to solicit new cardholders. The Company expects to make further acquisitions in the future although there are no identified opportunities at this time. In 1996, subsidiary banks opened four loan/deposit production offices, and four additional offices are planned in 1997 (including two outside of Nebraska). These offices are attracting new customers and allowing the Company to expand geographically.

REGULATORY. During 1992, the FDIC (Federal Deposit Insurance Corporation) implemented a new risk-based assessment system where each insured depository institution pays an assessment rate based on the combination of its capital and supervisory condition. The FDIC Board intends to review the rate schedules every six months to ensure that the assigned rates are consistent with economic conditions and allow the funds to maintain the statutory-mandated 1.25 percent reserve ratio. All of the Company's subsidiary banks presently meet the conditions required under the new system to pay the lowest possible rate. The banking industry has been assessed a portion of the FICO bond debt service costs. The plethora of recent bank regulations has resulted in the employment of greater company resources to ensure regulatory compliance. Risk-based capital guidelines established by regulatory agencies set minimum capital standards based on the level of risk associated with a financial institution's assets. As of December 31, 1996, the Company and all of its bank subsidiaries exceed the minimum capital requirements as mandated by regulatory agencies (See Footnote O).

STOCK REPURCHASE PROGRAM. During 1994, the Board of Directors announced its intentions of purchasing shares of its common stock when appropriate and at a price management believes advantageous to the Company. During 1996, the Company acquired 22,682 shares of its Class B stock at an average price of $16.00.

                                SENIOR OFFICERS

                       * JAMES STUART JR.
                         Chairman and Chief Executive Officer
                       * STUART BARTRUFF
                         Executive Vice President and Secretary
                       * BRAD KORELL
                         Executive Vice President
                       * MARK HANSEN
                         Senior Vice President
                         THOMAS L. ALEXANDER
                         Senior Vice President, Human Resources
                         JOAN CROMWELL
                         Senior Vice President and Senior Auditor
                         MARY GERDES
                         Senior Vice President and Loan Services Manager DONALD D. KINLEY
                         Vice President and Treasurer
                         KAREN KUHN
                         Vice President, Marketing

                         * Executive Officer



                                   DIRECTORS


          David Calhoun                Kenneth W. Staab
          Chairman   and   Chief       Staab         Restaurant
          Executive Officer            Management
          Jacob North Printing
                                       James Stuart
          Connie Lapaseotes            Chairman, Stuart
          Lapaseotes, Ltd.             Management Co.
          Cattle Feeding,              Managing of Outdoor
          Ranching and Farming         Advertising Companies

          John G. Lowe, III            James Stuart, Jr.
          Owner, Lowe Investment       Chairman    and    Chief
          Co., Investment Firm         Executive Officer
                                       First Commerce
                                       Bancshares, Inc.
          Jack Osborne
          President,  Industrial       Scott Stuart
          Irrigation Services          Managing Partner
                                       KJS Partnership, Outdoor Advertising
          Richard C. Schmoker
          Attorney and Partner,        Advisory Director:
          Faegre and Benson            Harold Wimmer


                       SUBSIDIARY SENIOR OFFICERS

                       Brad Korell, President
                       National Bank of Commerce
                       Lincoln, Nebraska

                       PATRIC J. JERGE, President
                       First Commerce Technologies
                       Lincoln, Nebraska

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

                       ROBERT MORRIS, President
                         and Chief Executive Officer
                       City National Bank
                       Hastings, Nebraska

                       LARRY L. JEPSON, Chairman
                         and Chief Executive Officer
                       JOHN CANNON, President
                       First National Bank
                       Kearney, Nebraska

                       RICK HARBAUGH, President
                         and Chief Executive Officer
                       The Overland National Bank
                       Grand Island, Nebraska

                       KENNETH W. FOSTER, Chairman
                       MARK JEPSON, President
                         and Chief Executive Officer
                       First National  Bank
                       McCook, Nebraska

                       MICHAEL B. JACOBSON, President
                         and Chief Executive Officer
                       Western Nebraska National Bank
                       North Platte - Alliance - Bridgeport, Nebraska

                       ALLAN MCCLURE, President
                         and Chief Executive Officer
                       First National Bank
                       West Point, Nebraska

                       JAMES STUART, III, Chairman
                         and Chief Executive Officer
                       H. CAMERON HINDS, President
                       First Commerce Investors
                       Lincoln, Nebraska

                                CORPORATE FACTS


                       CORPORATE OFFICE:
                         NBC Center
                         1248 O Street
                         Lincoln, NE 68508
                         Telephone:  (402) 434-4110
                         Fax: (402) 434-4181
                         E-mail Address:  fcbi@navix.net
                         Website:  www.fcbi.com


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


                       FORM 10-K AVAILABLE:
                         A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as filed with the Securities and Exchange Commission may be obtained without charge by any shareholder requesting it in writing. Please direct your request to Donald Kinley, Vice President and Treasurer, at the Corporate office.


                       ANNUAL SHAREHOLDERS MEETING:
                         April 15, 1997
                         Country Club of Lincoln
                         Lincoln, Nebraska


                       DIVIDEND REINVESTMENT PLAN:
                         The Company offers a dividend reinvestment plan as a convenient method of investing cash dividends paid and to make optional cash contributions in additional shares of Class B non-voting stock. For information on enrolling, contact the plan administrator at the following address:
                              ATTN.: Dividend Reinvestment
                              Plan Administration
                              Mellon Bank, N.A.
                              P.O. Box 750
                              Pittsburgh, PA 15230
























                First Commerce Bancshares & Subsidiaries  o  125