Form 10-K, Exhibit 13
period 1997-12-31
FIRST COMMERCE BANCSHARES INC
filed 1998-03-26
CIK 768532

DESCRIPTION OF BUSINESS

First Commerce Bancshares, Inc. (the Company) is a multi-bank holding company organized as a Nebraska corporation. The Company's primary business is the ownership and management of seven commercial bank subsidiaries, a mortgage company and an asset management company. These subsidiaries provide a comprehensive range of trust, commercial, consumer, correspondent, retail deposit services and mortgage banking services. The Company provides computer services to banks throughout Nebraska and surrounding states through its subsidiary, First Commerce Technologies, Inc. First Commerce Technologies presently has four computer centers in Nebraska, one in Colorado, two in Kansas, one in Arkansas and one in Florida.

The Company is geographically located throughout Nebraska with full service banking offices in Alliance, Bridgeport, Grand Island, Hastings, Kearney, Lincoln, McCook, North Platte and West Point. Loan/deposit production offices are located in Cairo, Hyannis, Mullen, Snyder, Valentine and Wood River, Nebraska; Burlington, Colorado; and Goodland, Kansas.


FINANCIAL HIGHLIGHTS  (IN THOUSANDS EXCEPT PER SHARE DATA)
						                                                        					PERCENT
AT DECEMBER 31,	                               	1997	     	1996	   	CHANGE
						                                       	-------	- --------	--------

Assets					                                  $2,251,100  $2,028,012	 11.0%
Investments					                               	699,625    	649,861	  7.7
Loans						                                   1,236,443   1,121,239	 10.3
Deposits					                                 1,649,494   1,574,544	  4.8
Stockholders' equity			                        	232,580    	197,398	 17.8
Per share data:
Stockholders' equity before
  net unrealized gains
  on securities available for sale 		             15.57    	  13.92	 11.9
Total stockholders' equity		 	                    17.19    	  14.57	 18.0
Closing bid price
  Class A						                                   29.00	      26.50	  9.4
  Class B						                                   32.50	      19.50	 66.7

									                           	PERCENT	         	PERCENT
YEAR ENDED DECEMBER 31,       1997	  CHANGE	  1996	    CHANGE	   1995
                      						------ --------  ------   -------   ------
Net interest income 		     $76,586	   9.2%   $70,106	   15.1%	 $60,889
Provision for loan losses	  	8,297	  21.3     	6,839	   95.7	    3,495
Noninterest income		        53,839	  22.3     44,030	   30.1  	 33,850
Noninterest expense		       81,103	   9.7     73,912	   14.8    64,393
Net income 				             26,597	  22.3     21,756	   24.9	   17,420

Return on average equity before
  net unrealized gains (losses) on
  securities available
  for sale                  	13.28%	         	12.14%          		10.52%

Per share data:
 Basic net income			        	$1.96	         		$1.60	          		$1.29
 Dividends					                .30		         	  .26          			  .227
Marketable equities (cost  $51,698	         $39,996		         $30,755
Marketable equities
(fair value)			             82,394		         50,856		          37,652

Dear Stockholders,

Our Company had another excellent year of financial and operational progress.
Net income for the year 1997 was $26.6 million, up 22.1% over the $21.8 million earned in 1996.  On a per share basis, earnings were $1.96 versus $1.60 in 1996, up 22%.  Total assets increased 11% to $2.25 billion and loans increased 10% to
$1.24 billion.  Also, the Global Fund increased in value by $12.7 million and one of our venture investments increased from $429,000 in cost to a market value of $17 million at year end 1997.  Results such as these are enviable.  They reflect a continuing pattern of our own success in an industry and an economic environment which has enjoyed a strong seven years.
FCB Earnings Per Share
1992     $1.47
1993      1.52
1994      1.46
1995      1.29
1996      1.60
1997      1.96

As in past annual letters, the remainder of this report will discuss in detail the progress, or lack thereof, of many of our operating units. I should point out that as our company continues to grow, in size and complexity, it is difficult to review each of our business units. Probable cause for a business unit not being discussed in this report is likely due to the fact that they are performing admirably, under strong leadership. Unfortunately, this letter does not allow me to comment on each of our excellent leaders and employees. A standing ovation is in order for most that work for this Company.

Corporate Earnings
As mentioned earlier, FCB achieved very strong earnings of $26.6 million, up 22% over 1996. These good results are generally due to nearly every part of our business working very well (with the exception of First Commerce Technologies, which I will discuss later). Our basic banking business, which continues to produce the largest share of bottom line results, produced excellent profits due to good loan growth and minimal credit losses. Our Global Fund achieved strong investment returns of 21.6% and $4.7 million in profits were taken from the sale of securities. We also had a very positive result from one of our venture investments (Transcrypt International) which was offered to the public via an I.P.O. which at December 31, 1997, was worth $17 million. In addition, fee income for FCB was very strong across the board, uniquely so in our trust and brokerage business.

With the increasing and diverse income sources in our organization due to the varied businesses we are in, it is sometimes confusing to understand how we are really performing on a fair "apples to apples" comparison. In an attempt to clarify this, I would like to focus for a moment on what I call our "normalized" earnings, as this is a reasonable way to judge the performance of our basic business over consistent time periods. During 1997, securities gains from our Global Fund were $4.7 million, $3.1 million more than the previous year. In future years, it is probable that in addition to Global gains, we will also have gains from the sale of our venture capital portfolio which will also impact our bottom line. In addition, occasionally we take bond profits which I do not call a "normal" part of our bottom line.


I wish to not cause any misunderstanding here, for profits are good, no matter if they result from our normal banking business, from Global gains, or from successful venture capital investment sales. But, a "normalized" earnings figure is important as it allows us, and you, to see how well we are doing in our "core" business activities. This new measurement tool will not enable a "unique profit" to mask the basic ongoing performance of our Company. The results of this "normalizing" process are scheduled below, followed by a graph for the three years 1995, 1996, and 1997.
	           FCB NORMALIZED EARNINGS SCHEDULE

                     					    1995	     1996	      1997
                         	   ------    -------    ------
Net income				              $17,420  	$21,756   	$26,597
Less global gains
 net of tax				                	332	    1,063   	  3,067
Less venture capital
 gains (losses)			              	76	     (116)	       	-
Less securities gains
 net of tax	    			             	46	       24  	     94
                        	 -------     ------      ------
Normalized earnings		       $16,966	  $20,785   	$23,436

As you can see, "normalized earnings" for 1997 were $23.4 million, up 12.8% over the 1996 year, and 1996 "normalized earnings" were $20.8 million, up 22.5% over 1995. This new performance measurement will be referred to from time to time in future reports and press releases.

Loan Growth
Loan volume at year-end 1997 was $1.2 billion, up 10% over the previous year.
Over the past five years, loan volume has increased at an average growth rate of 16.7%. We continue to encourage all lending sectors to grow as rapidly as possible without negatively impacting credit quality as we have adequate management and capital to accommodate strong growth. This past year, our growth was enhanced by the excellent growth of our co-branded credit card product, which increased our "managed outstandings" year over year by $23 million.

FCB Managed Loans

1992      		674
1993  		    778
1994  		    850
1995		    1,017
1996		    1,177
1997		    1,311

Loan growth in the past few years has been excellent due to a strong economy, good execution of marketing plans by our bankers, and to some degree a positive short term competitive environment. Future accelerated loan growth will be more difficult to achieve as competition has heightened considerably, and today's low interest rates provide many of our commercial real estate and ag borrowers opportunities to refinance current loans with low fixed rates from insurance companies or government agencies. We work hard at growing our note case as we know that good loan growth is vital to our continued bottom line improvement.

Loan Quality
As we know, equally important to good bottom line results from loan growth, is the maintenance of solid credit quality.  We have a strong, ingrained credit culture in our Company that has a bias toward minimal loan losses. During the past year (excluding credit card losses), our organization had $986,000 of actual loan charge offs net of collections, and over the past five years our net losses (excluding credit card) have also been minimal.
FCB Net Charge-offs
Excluding Credit Cards
1993 	    		-393
1994 			    -407
1995 			     -43
1996		     1,518
1997      		 985

FCB Net Losses as a Percent of Loans Excluding Credit Cards

1993		-.06%
1994		-.05%
1995		0.00%
1996		 .14%
1997		 .09%



Industry averages would generally be double our loss level. This excellent result reflects favorably on our strong national and regional economy and also the quality of our credit granting system and the skill of our lenders and managers.

Credit Card
The National Bank of Commerce (our lead bank with $1.3 billion in assets) has one of the most operationally efficient credit card businesses in the country.
We have 63,500 active accounts with volume of $84 million. Two years ago we entered into a co-branded credit card partnership arrangement with Cabela's, "The Worlds Foremost Outfitter of Hunting, Fishing and Outdoor Gear." Our co-branded card product has been very successful with nearly 72,000 active accounts and $96 million of current outstandings. Needless to say, we are very pleased with past results, the quality of our partner, and future prospects of this partnership.



National Statistics from Visa Peer Group Information.

As discussed last year, the card business nationally has experienced heavy increases in loss rates during the past three years.  Below is a graph of national loss averages and a graph of our loss rates over the same three year period.
National vs. FCB Credit Card
Net Charge-offs as a Percent
of Outstanding Loans
		      National	  FCB
	1995 Q1	   3.4%  	3.2%
	1995 Q2	   3.5	   3.2
	1995 Q3	   3.7   	3.7
	1995 Q4	   4.0   	3.7
	1996 Q1	   4.5	   4.2
	1996 Q2	   5.2	   4.7
	1996 Q3	   5.3   	5.1
	1996 Q4	   5.7   	5.1
	1997 Q1	   6.3   	4.9
	1997 Q2	   6.8	   6.4
	1997 Q3	   6.6	   5.3
	1997 Q4	       	  6.1

As you can see by the graphs, losses have more than doubled nationally and for us as well. Our losses are less than the averages, but are still too high.
Easier NBC credit standards are not the cause of our increased losses. What has caused the problem is excessive use of credit cards by consumers in general, and an excess of easy credit granting by some of our competitors. In addition, the nation has experienced a three-fold increase in personal bankruptcy filings since the early 90's. Many issuers in the industry have had poor bottom line results due to their poor credit policies. Our card business continues to be profitable for us, even with existing high level of losses. We continue to try to find ways to bring our loss rates down. We are, however, content to continue in this business that, although is less profitable than a few years ago, continues to be a solid profit center for us.


FCB Managed Credit Card Outstandings (In millions)
   			Porfolio	Managed	Combined
	1993		$81.9  	 		0	    $ 81.9
	1994		 80.1			   0	      80.1
	1995		108.6			   0	     108.6
	1996		 98.9		   56	     154.9
	1997		109.7	    75	     181.7
Tom Boatman, Senior Vice President in charge of our credit card division at NBC, and his capable staff have done a good job managing rapid growth, providing quality customer service, while working hard to bring loss levels under control.

Fee Income Growth
This past year was an excellent year for fee income growth which increased 14.5% over 1996 to $47 million in 1997. Although the improvement occurred in nearly all business areas, two of our business units produced outstanding results during the year and should be congratulated for this performance.

First is the Trust Division of National Bank of Commerce which produced pre-tax net income for the year of $2.25 million, up 50% over 1996. Our Trust Division staff, capably led by Steve Caswell, continues to have a wonderful reputation of providing impeccable customer service. This past year our people also did an extraordinary job of attracting new business. Although this was a major team effort, Vicki Huff and Dick Rabe were absolutely brilliant in their new business activities. They love this business and their customers - and are a marvel to watch.

NBC Trust Assets Under Management (In Millions)
1988			599
1989			710
1990			616
1991			707
1992			736
1993			1,089
1994			1,101
1995			1,470
1996			1,641
1997			1,981



NBC Trust Division Pre-Tax Income
 (In Millions)
1993			1.3
1994			1.3
1995			1.3
1996			1.5
1997			2.2

We like the trust business and are optimistic for continued good growth in the years ahead.  As you can see, it is a very important part of our business.
Discount Brokerage Fee Income (In thousands)
1995  			  760
1996		 		1,129
1997			 	1,776


In addition to our trust business, our brokerage business also experienced another excellent year of growth. We began our brokerage activity only four years ago, and last year we generated $1.8 million in FCB revenue, up 57% over 1996. Of this, about 42% hits our bottom line. We now have ten fulltime brokers, most of whom are doing a wonderful job. We have learned a great deal about this business in a short timeframe and we are excited about our continued growth in this business.

First Commerce Mortgage
Net Income (In thousands)
1993		  	434
1994			  190
1995		  	885
1996			1,079
1997			1,192

First Commerce Mortgage
Servicing Volume (In Millions)
1993	  		650
1994			  707
1995			  811
1996			1,038
1997			1,174


Our mortgage company had another excellent year in 1997. Net income was $1.2 million and mortgage servicing volume is now $1.17 billion. We service over 18,000 loans. During this past year, we selected Jeff Holmberg to replace Doug
Alford who will step down as President next fall after 10 years of excellent performance with FCM, and 36 years with our Company. Doug has done a wonderful job. He and I started this business ten years ago from scratch. He has done most of the work. Fortunately, Doug has informed me that he does not plan to stop working so we will continue to have his skill and energy in some helpful role for some time to come. Jeff Holmberg is the past president of Lincoln Bank
South, a very knowledgeable banker, and very enthusiastic and well equipped to continue the solid growth of our mortgage company. Current low levels of interest rates have created mortgage volume at three times the level of normal periods.


Global Fund
Our Global Fund at the end of the year had a market value of $56.7 million, up
$12.7 million from year-end 1996.  Investment returns for the year were 21.6%, quite a bit better than the Lipper Global Index to which we compare ourselves.
Below is a graph showing Global Fund investment returns over the past five years, and a graph showing the volume of our Global investments and the increase in value over our cost.
Global Fund Investment Returns
1993			20.2%
1994			 2.9
1995			23.6
1996			17.0
1997			21.6


Global Fund
Level of Investment (In millions)
     		Cost	Market
	1993  	7.9	   9.9
	1994	 23.4	  23.4
	1995	 27.3	  34.2
	1996	 33.2	  44.0
	1997	 42.6	  56.4

Our Company policy calls for us to invest 20% of FCB profits each year into Global. We are hopeful that over time we will be able to produce investment returns that average 15%. During this past year, I turned over the major responsibility for management of our Global Fund to Jim Stuart, III, Chairman of First Commerce Investors, Inc. Jim is very bright and is well supported by Cameron Hinds, President and Chief Investment Officer of First Commerce
Investors, and a crew of very capable stock analysts.

This past year we realized $3.1 million of after tax Global gains as some of our investments "matured" and were sold. Under normal circumstances, we anticipate taking about 20% of our unrealized market price appreciation in gains as we estimate that a good investment idea will generally mature in five years. At the end of 1997, Global had $14.1 million of unsold appreciation over cost in the portfolio.

Global provides FCB with a unique income stream of interest, dividends, and capital gains, while also providing important diversification for our Company.

If we are reasonably successful with our investment returns, i.e. only 12%, and we grow FCB net income at only 5% per year, in 2017 - 20 years from now - Global will have a market value of $650 million.

Venture Capital
Ten years ago we began to make certain types of "venture capital" investments.
Our general venture investment will range from $200,000 to $500,000 in an operating company, which we believe has excellent long term prospects for significant growth in value. (We do not invest in start-ups.) We currently have investments in six companies with a total investment cost of $1,549,000.
In this venture business, you have to keep making new investments as out of 20 investments, typically 60% will fail, 35% will go sideways, and 5% (we hope) will prove to be successful at some level. During 1997, one of our venture investments, Transcrypt International, a Lincoln based company that sells voice security systems for radios and telephones worldwide, sold shares in the public stock market. Our original investment in Transcrypt of $429,000 had a market value of $17 million at year end 1997. Although we continue to like
Transcrypt's prospects and may hold this investment for many years, it is possible that some of this equity position will be sold in 1998.

We budget $750,000 per year for venture investments and will likely continue to try to find some exciting ideas.
A great deal of patience is required to be successful in this field, and a success such as Transcrypt is rare indeed.

Mutual Funds
This past year we converted our common trust funds into mutual funds. The complex and lengthy process of this conversion will prove to be well worth our efforts. At year end, assets in our family of funds totalled $412 million. Our employee benefit and personal trust customers will now have greatly enhanced and important product improvement, and we will be able to continue to provide excellent professional investment management to bring quality investment returns to our customers.

The conversion took place in October 1997. Four funds were created, all under the name of the Great Plains Family of Funds. We have two equity funds, two bond funds, and an international equity fund to be created later this year.
Equity and bond fund performance has been very good and we see good opportunities to grow our investment management business through the growth of these mutual funds. Our Trust Division people and the people at First Commerce
Investors did a great job creating the funds and executing the conversion. The big job is now in front of us - continuing to produce excellent investment results and then successfully marketing this new product series.

Retail Banking
Last year in the annual letter, I discussed our strategies to enhance the growth potential of our retail banking business. Jo Kinsey, Senior Vice President of National Bank of Commerce, has done a wonderful job launching our new and better way to deliver quality service to our retail customers. We have rebuilt our branches to make them more "user friendly", and we now have tellers and personal bankers who like to cross-sell bank services.

Conversion of the other FCB banks to our new approach is now underway. We were pretty good at retail banking before. We are on the way to being as good as there is in the industry.

This past year we began a new telephone bill paying service, introduced a new PC banking product, and soon to come will be interactive websites which will be accessible via the Internet. These are very exciting products and will become very important as the years go by.

First Commerce Technologies
This past year First Commerce Technologies lost $980,000.  The losses began in
May of 1997 as we made the decision to invest in additional people and equipment to improve service levels and enhance our product offerings.  An in-depth operational review was undertaken by Brad Korell, NBC President, and the FCT senior management staff, to develop an accurate understanding of our competitive position in this rapidly changing industry.  Although the results of our study are too long and detailed to report in its entirety, the summary of our findings was as follows:
?	We continue to re-sign 95% of existing customers, i.e. our product is quite good.
?	Service levels have improved importantly.
?	Financial controls have improved.
?	Management capability and staff morale is excellent.
?	Industry opportunities for future new revenues appear quite good.

What we also learned was that with the rapid industry changes, we will need to continue to invest heavily in improved products for our customers and potential customers to create new sales potential of our integrated services to new customers, and to maintain existing business long term. The FCT Board and the NBC Board have agreed to move ahead with these important investments in technology which will be integrated into our system during the next three years.
Additional new revenues will be required in future years to produce adequate returns for these investment decisions.

Holding Company
This past year, your FCB Board voted to increase the cash dividend to $.30 per share, up from $.26 last year.  And, in January of 1998, the Board again increased the dividend to $.34.  It is our general approach to pay out 17%-20%
of sustainable FCB earnings.
Dividends Per Share
1992			.19
1993			.20
1994			.22
1995			.23
1996			.26
1997			.30


During the year, the share price of our "B" shares increased from $19.50 in
January 1997 to $32.50 on December 31, 1997, an increase of 67%.  The spread now between our "A" and "B" shares seems much more understandable than in the past.
From a financial performance point of view, FCB is an outstanding performer versus peer group and industry averages.  It is pleasing that the market price of our shares more realistically reflects the quality and performance of our
Company.
Stock Prices -Year End Closing
   		Class B	Class A
	1993	12.50		14.00
	1994	10.50		15.50
	1995	14.25		20.00
	1996	19.50		26.50
	1997	32.50		29.00



This past year we looked at a few acquisition opportunities. Most sellers of banks now believe that a selling price floor is in the 2.5x book value range which puts most bank acquisitions beyond our reach. We continue to look at purchase opportunities, but these lofty prices make little sense to us. Due to our having to amortize all purchase costs over book value over an approximate 15 year period, "high priced" acquisitions penalize us rather than enhance our financial results. We get a lot better bang per buck by investing in our Global
Fund.

Our capital account increased 17.8% to $233 million as of December 31, 1997, producing a capital to asset ratio of 10.3%. We have a good deal of cash and Class B stock to use in an acquisition should a good fit come into view at reasonable prices. Bank acquisition prices will not always be in the 2.5x to 4x book range.

Expense Control
Net Operating Expense* /Average Assets

     		FCB	  All Banks	Cent Midwest	$1-5 Billion
	1993 	1.90%	  2.44%  	  	2.18%			     2.27%
	1994	 1.76	   2.45     		2.15	      		2.24
	1995	 1.83	   2.52	     	2.13      			2.27
	1996	 1.60	   2.23	     	2.00	      		1.94
Sep-97	1.50 	  2.23	     	2.00	      		1.94

We continue to work on finding ways to become more efficient. Each of our operating units has an expense control/revenue enhancement committee that meets and takes action as appropriate. For the most part, these groups have done a good job and when revenue growth is measured along with the expenses (with some exceptions) we have done quite well. When we compare ourselves to our peer group or the industry as a whole on a revenue/expense basis, we compare very favorably.

I will point out that some of the growth in our costs over the past two years has been due to our technology upgrades and the need to expand the physical plants of our operating units. For example, this past year 50% of all our personal computers (we have approximately 900 of them) have been traded in for new ones which have enough power to run Windows 95 and our new software systems.
The other 50% will be replaced in 1998.  This was not a "nice to have" decision.
If we are to keep pace with our competition and continue to provide quality service, this decision was a "must". Our PCs are on a four year amortization schedule and thus 25% of our capital outlay for this investment impacts our equipment expense category on an annual basis. The specific cost of this decision will be approximately $400,000 per year, once all PCs are installed.

As mentioned above, our excellent growth over the past ten years has also generated a need to expand many of our existing facilities and/or add branches.
The projects completed in the past year or currently underway will require capital costs of more than $10 million. The good news is that the majority of our building projects will amortize (impact company expense) over a 30 to 40 year time period. These new, remodeled, or enhanced facilities, such as Western's new building in North Platte and NBC's new branch at 70th and Van
Dorn, will enable us to continue to grow for many years. This growth is what fuels future bottom line results. Decisions to not move ahead on the physical plant expansion or to not stay competitive with our technology would put our organization into a slow or no growth mode and would ultimately cause a "for sale" sign to be placed at the corner of 13th & O.

Net Income (In Millions)
1987			6.5
1988			9.7
1989			10.0
1990			10.7
1991			13.0
1992			19.2
1993			19.8
1994			19.0
1995			17.4
1996			21.8
1997			26.6


During the past two years, our Company has produced asset returns in excess of
1.15 on assets, even during this period of new expensive technology needs and physical plant enhancement. This is excellent financial performance, even while spending /investing to continue to grow.

Conclusion
I think from reading this report you would agree with me that even with the problems at FCT, 1997 was an outstanding year for our Company.  The good news is that 1997 was a continuation of a pattern of success which began in the late
80's in the post ag depression era.
Year End Assets (In millions)
1987			  946
1988			  955
1989			1,019
1990			1,106
1991			1,310
1992			1,452
1993			1,572
1994			1,624
1995			1,816
1996			2,028
1997			2,251





At that time, we set ambitious plans for profitability and growth and by any measure we have accomplished what we set out to do - namely to become one of the finest financial institutions in the nation.  We have built a team of strong managers, developed strong customer loyalty, and with the support of our talented director group, we have made significant commitment to our communities.
This approach to the management of our institution has greatly enhanced the
Company value for our shareholders/partners.
Value of $10,000 Investment in First Commerce
On December 31, 1986
    		Value A	Value B	Combined
	1987	11,698       	0		11,698
	1988	13,774	       0		13,774
	1989	21,132	       0		21,132
	1990	21,509	       0		21,509
	1991	26,792	       0		26,792
	1992	51,698	       0		51,698
	1993	10,566	  37,736 	48,302
	1994	11,698	  31,698 	43,396
	1995	15,094	  43,019 	58,113
	1996	20,000	  58,868	 78,868
	1997	21,887	  98,113	120,000

Our recent success has not caused us to work less, or care less about this current year and the years and decades ahead. This year and in the future years, our operating plans call for continued aggressive growth, and we are beginning another series of long range planning meetings with our Board to reassess and revalidate our vision and plans for the future.

We have had a wonderful economic environment over the past seven years which has been helpful to us. I believe the outlook for the U. S. economy continues to be bright, even with the current difficulties in Asia, which at present appear to be the unknown in our 1998 economic estimates. Obviously, we will not always have the solid economic environment which we currently enjoy, and when the economy experiences difficulty, we will to some degree experience a period less robust, than when most economic sectors are experiencing solid growth.
Fortunately, our capital accounts and reserves are strong; and just as important, our people are skilled, experienced, and motivated to continue to build upon our base of strength and success.

I recently received an award for 25 years of service to First Commerce. I cannot tell you how very proud I am to have been a part of the team that has created this wonderful Company. My associates and I remain excited and optimistic about the future of our Company and pledge the continued best of our energies and skills.

Sincerely,


James Stuart, Jr.
Chairman and CEO

The First Commerce Bancshares Organization



The multi-resource organization
we are today traces its roots to
the founding of Lincoln's
National Bank of Commerce
in 1902. The individual
subsidiaries that now comprise
First Commerce Bancshares include:

Index To Financial Information




Consolidated Balance Sheets	                    				12
Consolidated Statements of Income			               	13
Consolidated Statements of Stockholders' Equity		   14
Consolidated Statements of Cash Flows			            15
Notes to Consolidated Financial Statements		        16
Independent Auditors' Report				                   	28
Selected Quarterly Financial Data				               29
Selected Financial Data						                       30
Management's Discussion and Analysis			             34
Officers and Directors						                        48

 Consolidated Balance Sheets
										                                      December 31,
									                                 -------------------------
                                             1997		         	1996
                                           -------       	----------
	                                  								(Amounts In Thousands)
ASSETS
Cash and due from banks				              		$ 156,664     $131,309
Federal funds sold						                      36,495   	   28,528
									                                   --------   	 --------
Cash and cash equivalents  			               193,159	     159,837
Mortgages held for sale				              		   31,360   	   16,293
Securities available for sale (cost of
	$303,172,000 and $366,181,000)			           336,857	     379,849
Securities held to maturity (fair value of
	$367,489,000 and $271,886,000)			           362,768	     270,012
Loans							                             		1,236,443   	1,121,239
Less allowance for loan losses				            22,458	      20,157
							                                  		---------   ----------
						Net loans				                      		1,213,985   	1,101,082
Accrued interest receivable					              21,476   	   20,193
Premises and equipment	     					             54,468	      48,695
Other assets							                           37,027   	   32,051
								                                  ----------  	----------
				                         								     $2,251,100  	$2,028,012
							                                 		==========  	==========


LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
	Noninterest bearing			                 		$  353,109  	$  328,826
	Interest bearing						                    1,296,385  	 1,245,718
								                                 	----------  	----------
				                             									 1,649,494  	 1,574,544
Securities sold under agreement
 to repurchase		                             142,941	     134,212
Federal funds purchased and other
 short-term borrowings						                 137,904       45,980
Accrued interest payable					                  7,734  	     7,650
Accrued expenses and other liabilities	       26,277  	    15,255
Long-term debt							                         54,170  	    52,973
									                                  ---------    ---------
		 		Total liabilities	               				 2,018,520  	 1,830,614
Commitments and contingencies
Stockholders' equity:
Common stock:
 Class A voting, $.20 par value; authorized
 10,000,000 shares; issued and outstanding
 2,591,336 and 2,606,336 shares;       				       518	        521
 Class B nonvoting, $.20 par value; authorized
 40,000,000 shares, issued and outstanding
 10,938,951 and 10,940,651 shares	              2,188	      2,188
Paid-in capital						 	                        21,601 	    21,628
Retained earnings						 	                     186,377     164,176
Net unrealized gains on securities
  available for sale (net of tax)	      			    21,896	      8,885
								                                  	 --------- 	 ---------
					Total stockholders' equity		        		   232,580	    197,398
								                                  	 ---------	  ---------
				                              									$2,251,100 	$2,028,012
								                                  	 ========= 	 =========


See notes to consolidated financial statements.

Consolidated Statements of Income
							                                        	Year ended December 31,
							                                       	-------------------------
							                                        	1997	  	1996	    	1995
							                                            	------	------	------

	                            					(Amounts In Thousands Except Per Share Data)
Interest income:
 Loans						                                 $104,018 $ 97,228  $ 85,494
 Securities:
  Taxable							                               39,463  	32,485 	  31,730
  Nontaxable						                              1,381	   1,483	    1,610
  Dividends			                             				 1,653	   1,313	      984
 Mortgages held for sale		                  			 1,674  	 1,953	    1,213
 Federal funds sold					                        1,980  	 2,037   	 2,966
							                                      	------- 	-------	  -------
   Total interest income				                  150,169	 136,499	  123,997
Interest expense:
 Deposits							                               60,201 	 55,315  	 55,156
 Short-term borrowings					                    10,425 	  7,341  	  4,835
 Long-term debt						                           2,957 	  3,737  	  3,117
								                                      ------- 	-------  	-------
   Total interest expense				                  73,583 	 66,393  	 63,108
							                                      	------- 	-------	  -------
Net interest income					                       76,586 	 70,106  	 60,889
Provision for loan losses				                   8,297 	  6,839  	  3,495
								                                      ------- 	-------  	-------
Net interest income after
 provision for loan losses                				 68,289 	 63,267  	 57,394

Noninterest income:
 Credit card					                            	 13,047	  10,591	    4,965
 Computer services					                         8,904	   8,491	    8,147
 Other services charges and fees			             7,829	   6,217  	  5,293
 Trust services						                           6,469 	  5,840	    5,272
 Service charges on deposits				                5,562 	  5,231  	  4,893
 Mortgage banking						                         5,425 	  4,868  	  3,571
 Gains on securities sales				                  4,861 	  1,672  	    581
 Other income						                             1,742	   1,120  	  1,128
								                                       ------ 	 ------  	 ------
	Total noninterest income			                   53,839 	 44,030  	 33,850
								                                       ------	  ------  	 ------
Noninterest expense:
 Salaries and employee benefits			             39,475	  35,808	   33,101
 Credit card processing fees				                7,921 	  7,055	    3,751
 Equipment expense					                         5,538 	  5,523  	  4,770
 Net occupancy expense				                      4,496 	  3,980	    3,815
 Communications						                           4,221 	  4,159 	   3,647
 Fees and insurance					                        3,802	   3,770  	  5,117
 Business development					                      3,695	   3,990  	  2,649
 Supplies							                                2,539 	  2,404  	  2,395
 Amortization of mortgage servicing rights	     2,067 	  1,537  	    747
 Other expenses						                           7,349 	  5,686  	  4,401
								                                       ------ 	 ------  	-------
	Total noninterest expense			                  81,103 	 73,912  	 64,393
								                                       ------ 	 ------  	-------
Income before income taxes				                 41,025 	 33,385  	 26,851
Income tax provision					                      14,428 	 11,629  	  9,431
								                                       ------	  ------  	 ------
Net income							                            $ 26,597	 $21,756	  $17,420
								                                       ====== 	 ======	   ======
Weighted average shares outstanding			         13,541	  13,566  	 13,497
								                                       ======	  ======  	 ======
Basic net income per share				                  $1.96	   $1.60  	  $1.29
								                                        =====	   =====	   =====

See notes to consolidated financial statements.

Consolidated Statements Of Stockholders' Equity

                                                                 Net Unrealized
			                    Class A   Class B	    					                   Gains
			                    Common    Common   Paid-In Retained	Treasury  On Secur.
			                     Stock    Stock    Capital Earnings	 Stock   Available
                                                                    For Sale
	                     -------  -------- --------  ------- -------   ----------
							                          (Amounts in Thousands)
Balance, January 1, 1995  $521  $2,150    $18,012  $132,908	 $(1,088)	$(3,149)
Purchase of treasury
 stock                       -	      -	         -	        -	     (82)	      -
Retirement of treasury stock -     (19)	     (154)	    (997)   1,170 	      -
Cash dividends ($.227
 per share)                  -       -	         -    (3,062)     	 - 	      -
Issuance of Class B common
  stock in bank acquisition,
  net of cost of $35,000     -     	62	     3,807	        -	       - 	      -
Change in net unrealized
  gains on securities
  available for sale, net of
  tax effect of $6,742,000   -	      -	         -	        -	       -	  12,522
Net income	                  -	      -	         -    17,420	       -	       -
			                     ------	  ------    -------  --------	 -------	-------
Balance, December
 31, 1995	  		             521	  2,193	    21,665   146,269	       -	   9,373
			                     ------	 ------   	-------  --------	 ------- 	-------
Purchase and retire-
 ment of stock		             -      (5)	      (37)	    (321)	      -	       -
Cash dividends ($.26
  per share)	                -       -	         -    (3,528)     	 -	       -
Change in net unrealized
 gains on securities
 available for sale, net of
 tax effect of $262,000      -       -	         -	        -	       -	    (488)
Net income	                  -	      -          -	   21,756        - 	      -
			                     ------	 ------     ------  -------- 	 -------	 ------
Balance, December
  31, 1996			              521	  2,188    	21,628   164,176 	      - 	  8,885
			                     ------  ------    -------   --------  -------	 ------
Purchase and retire-
 ment of stock	             (3)	     -	       (27)   	 (330)     	 -	       -
Cash dividends ($.30
  per share)	                -	      -	         -	   (4,066)     	 -	       -
Change in net unrealized
 gains on securities
 available for sale, net of
 tax effect of $7,008,000   	-	      -	         -	        -	       -	  13,011
Net income	                  -	      -	         -    26,597	       -  	     -
			                     ------ 	------    -------    ------ --------  -------
Balance, December
 31, 1997		               $518  $2,188    $21,601  $186,377    $   - 	$21,896
			                     ====== 	======   ========  ========  ======= ========







See notes to consolidated financial statements.

Consolidated Statements Of Cash Flows
                                       								Year ended December 31,
							                                        	1997	 	1996		1995
							                                      	-------	------	--------
								                                     	(Amounts in Thousands)
Net income						                            	$ 26,597	$ 21,756	$ 17,420
Adjustments to reconcile net income to
 net cash flows from operating activities:
  Depreciation and amortization			              8,472	   7,901	   6,034
  Provision for loan losses				                 8,297	   6,839	   3,495
  Provision for deferred taxes			               1,188	    (679)	    (81)
  Gain on sales of mortgages and securities	  (4,906)	  (1,445)	   (605)
Changes in assets and liabilities:
  Interest receivable					                    (1,283)	  (1,503)	 (3,725)
  Interest payable						                          84	      120    1,623
  Other assets						                          (3,329)	    (759)  (3,581)
  Accrued expenses and other liabilities		     1,277	      224	   1,187
  Purchase of mortgages held for sale	      (307,025)	(350,675)(216,875)
  Proceeds from sales of mortgages
   held for sale                             292,003 	 359,803	 196,128
  Other							                                  (271)	  (1,262)   2,871
							                                    	-------- 	--------	--------
Total adjustments					                       	(5,493)	  18,564 	(13,529)
							                                    	-------- 	--------	--------

Net cash flows from operating activities    		21,104 	  40,320	   3,891
Cash flows from investing activities:
 Proceeds from sale of securities
  held to maturity					                          180	      502	   6,015
 Proceeds from maturities of securities
  held to maturity				                       	50,031	  123,744 	 91,751
 Purchases of securities held to maturity   (142,967)	(193,574)	(33,659)
 Proceeds from sale of securities
  available for sale		      	                101,701 	   8,913 	 18,706
 Proceeds from maturities of securities
  available for sale			                     		67,403	   71,553 	 80,850
 Purchases of securities available for sale  (99,784)	 (93,591)(165,555)
 Net increase in loans	 			                 (140,200)	(165,571)(140,074)
 Securitization and sale of credit card loans	19,000	   56,000	      -
 Purchase of premises and equipment	         (11,054)	  (6,229)	 (7,761)
 Cash and cash equivalents from
  bank acquisition, net of cash expenses		        	-	       	-	   1,775
 Other					                                 		(4,381) 	 (4,484)	 (2,457)
							                                    	-------- 	--------  ---------
Net cash flows from investing activities	   (160,071)	(202,737)(150,409)
Cash flows from financing activities:
 Net increase in deposits			                  74,950	  111,339 	 69,550
 Net increase in short-term borrowings	      100,653    82,252	  24,808
 Proceeds from long-term debt	                28,000    10,000 	 24,269
 Repayment of long-term debt			              (26,803)  (12,546)	 (2,000)
 Purchase of common stock	 			                  (360)	    (363)	    (82)
 Cash dividends paid				                      (4,066)	  (3,528)	 (3,062)
 Other							                                    (85)	     (89)	    (81)
								                                    -------- 	--------	--------
Net cash flows from financing activities	    172,289	  187,065 	113,402
                                    								-------- 	--------	--------
Net change in cash and cash equivalents	      33,322	   24,648 	(33,116)
Cash and cash equivalents at
 beginning of year				                       159,837   135,189 	168,305
							                                     --------	 --------	--------
Cash and cash equivalents at end of year	   $193,159	 $159,837	$135,189
							                                     ========  =========	========
Supplemental disclosure:
Interest paid					                           $73,540   $66,210	 $61,422
Income taxes paid					                        13,465	   12,540	   9,484
Common stock exchanged for acquisition of bank
  net of cash and cash equivalents			              -       	 -	   3,869

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Columnar amounts in footnotes are in thousands except per share amounts)

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Business - First Commerce Bancshares, Inc. (the Company) is a multi-bank holding company whose primary business is providing the normal banking functions of trust, commercial, consumer, correspondent, mortgage banking, and retail deposit services through its Nebraska based banks and affiliated organizations.

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

Derivative Financial Instruments - The Company's only derivative financial instrument, a collar relating to a certain public equity security held by the Company, is held for purposes other than trading. This instrument is utilized to reduce the Company's exposure to adverse fluctuations in market price to approximately 10% of the $4,497,000 market value of the security at the inception of the collar, which expires in July 1998. The Company utilizes the deferral method of accounting for this instrument. Under the deferral method of accounting, gains and losses resulting from changes in value of the derivative financial instrument are deferred and recognized in the same period as the gains and losses of the item being hedged.

Loans - Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by the interest method on the daily outstanding principal balance. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Certain direct loan costs and fees are deferred and recognized over the life of the loan on the interest method. Annual credit card fees are recognized on a straight-line basis over the period that cardholders may use the card.

Credit Card Loan Securitization - The Company has sold, on a revolving basis, approximately $75,000,000 and $56,000,000 of credit card loans at December 31, 1997 and 1996, respectively, through a master trust securitization program.
These securitizations have been recorded as sales in accordance with Statement of Financial Accounting Standards No. 125, "Accounting For Transfers and
Servicing of Financial Assets and Extinguishment of Liabilities." A residual earning stream and servicing have been retained in the securitization, both which are immaterial to the Company's consolidated financial statements.

Allowance for Loan Losses - The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an estimate of the amount that management believes will be adequate to absorb possible losses based on prior loan loss experience, the nature and volume of the loan portfolio, review of specific problem loans and an evaluation of their impairment, and an evaluation of the overall portfolio quality under current economic conditions. The allowance for large groups of smaller homogeneous loans, such as consumer loans and credit card loans are collectively evaluated for adequacy. For other loans, specific reserves are established for any impaired loan for which the recorded investment exceeds the measured value of the loan. Impaired loans are measured based on either the present value of expected future cash flows discounted at the loan's effective rate, the market price of the loan, or, the method predominately used by the Company, the fair value of the underlying collateral if the loan is collateral dependent. A change in the economy can quickly affect the financial status of borrowers and loan quality. Such changes can require significant adjustments in the allowance for loan losses on very short notice and are possible in the future.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the terms of the respective leases or the useful lives of the improvements, whichever is shorter.

Other Real Estate Owned - Other real estate owned is carried at the lower of fair value, minus estimated costs to sell, or the balance of the loan on the property at the date of acquisition. Gains or losses from the sale of other real estate owned or further reductions in the carrying value from a decline in the property value are charged against operating expenses. The Company did not have any other real estate owned at December 31, 1997 and 1996.

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

Loan Servicing - Mortgage servicing rights represent the cost of acquiring the right to service mortgage loans. Such costs are initially capitalized and subsequently amortized in proportion to, and over the period of, estimated net loan servicing income.

Effective January 1, 1997, the Company adopted Statement of Financial Accounting
Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125) on a prospective basis as required. SFAS No. 125 supersedes the provisions of Statement of Financial
Accounting Standards No. 122 (SFAS 122), "Accounting for Mortgage Servicing
Rights, an amendment to FASB Statement No. 65," which was adopted by the Company on July 1, 1995, on a prospective basis. The adoption of SFAS No. 125 did not have a material effect on the Company's financial position or results of operations. Both statements require that a mortgage banking enterprise recognize as a separate asset the rights to service mortgage loans for unrelated third parties that have been acquired through either the purchase or origination of a loan. Previous to July 1, 1995, only purchased mortgage servicing rights were capitalized as assets. Both statements also provide that an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained will allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values.

Amortization of mortgage servicing rights is based on the ratio of net servicing income received in the current period to the net servicing income projected to be realized from the mortgage servicing rights. Projected net servicing income is in turn determined on the basis of the estimated future balance of the underlying mortgage loan portfolio, which decreases over time from scheduled loan amortization and prepayments. Additionally, SFAS No. 125 requires that mortgage servicing rights be reported at the lower of cost or fair value. The value of mortgage servicing rights is determined based on the present value of estimated expected future cash flows, using assumptions as to current market discount rates, prepayment speeds and servicing costs per loan. Mortgage servicing rights are stratified by loan type and interest rate for purposes of impairment measurement. Loan types include government, conventional and adjustable-rate mortgage loans.

The unamortized purchased servicing rights included in other assets were $7,521,000 and $5,666,000 at
December 31, 1997 and 1996, respectively. The amount of loans serviced for others approximated $1,174,357,000, $1,038,021,000 and $812,351,000 at December
31, 1997, 1996, and 1995, respectively.

As of December 31, 1997 and 1996, the fair value of the Company's capitalized mortgage servicing rights (including mortgage servicing rights purchased) was approximately $15.4 million and $18.5 million, respectively. There was no valuation allowance for impairment relative to such rights. Fair value was estimated by determining the present value of the estimated future cash flows using discount rates commensurate with the risks involved. The predominant risk characteristics which the Company uses to stratify mortgage servicing rights are loan type, interest rate and origination date.

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

Basic Net Income Per Share - Basic net income per share is based on the weighted average number of shares of common stock outstanding.

Accounting Pronouncements - In June 1997, Statement of Financial Accounting
Standards No. 130 (SFAS 130), "Reporting Comprehensive Income" was issued. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. In June 1997, Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures
About Segments of an Enterprise and Related Information" was issued. SFAS 131 requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements. The statements are effective for the Company's 1998 financial statements and are only of a disclosure nature.

B.  RESTRICTED CASH BALANCES
The average compensating balances held at correspondent banks during 1997 and 1996 were $11,322,000 and $11,498,000 respectively. The subsidiary banks maintain such compensating balances to offset charges for services rendered by the correspondent banks. In addition, the Federal Reserve Bank required the subsidiary banks to maintain average balances of $25,624,000 and $27,232,000 for 1997 and 1996, respectively, as a reserve requirement.

C.  SECURITIES
Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their estimated fair values at December 31 were as follows.

                                        	 Gross	     Gross	  Estimated
				                         	Amortized	Unrealized	Unrealized	  Fair
					                           Cost	     Gains	    Losses	     Value
				                         	---------	---------	---------	---------
Securities available for sale:
December 31, 1997
U.S. government and
  agency securities		         $159,718	$ 2,938	  $   (44)   	$162,612
Mortgage-backed securities	     91,756	    323	     (228)	     91,851
Marketable equity securities	   51,698	 31,929	   (1,233)	     82,394
					                         --------	-------	   -------  	---------
		 Totals	                    $303,172	$35,190	  $(1,505)	   $336,857
					                         ========	=======	   =======	  =========
December 31, 1996
U.S. government and
 agency securities		          $242,680	$ 4,160	 $  (259)    	$246,581
Mortgage-backed securities	     83,505	    122	  (1,215)	      82,412
Marketable equity securities	   39,996	 11,343	    (483)	      50,856
					                         ---------	------	 -------     	--------
		Totals		                    $366,181	$15,625	 $(1,957)	    $379,849
					                         ========	=======	  ======     	========
Securities held to maturity:
December 31, 1997
U.S. government and
 agency securities		          $183,037	$ 2,701	 $  (22)	     $185,716
States and political
 subdivision securities		       27,448	    456	    (10)	       27,894
Mortgage-backed securities	    151,858	  1,779	   (172)	      153,465
Other				    	                     425 	     -	    (11)	          414
					                         --------	-------	 -------	    ---------
		Totals		                    $362,768	$ 4,936  $ (215)	     $367,489
					                         ========	=======	=======     	=========

December 31, 1996
U.S. government and
 agency securities		          $118,840	$ 1,436	 $ (236)     	$120,040
States and political
 subdivision securities		       28,747	    346	    (45)	       29,048
Mortgage-backed securities	    121,738	    890	   (506)     	 122,122
Other					                         687	      2	    (13)     	     676
				                         	--------	 ------	-------	      --------
		Totals	                    	$270,012	$ 2,674  $ (800)     	$271,886
					                         ========	 ======	=======	      ========


The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 						Held to Maturity		Available for Sale
						                             ---------------------	--------------------
							                                      	Estimated       		   Estimated
					                              	Amortized	  Fair	   Amortized    	Fair
						                                Cost	    	Value		    Cost		     Value
						                               -------	  -------	  -------	    -------
Due in one year or less			           $8,171	    $8,177	  $23,187	  $ 23,432
Due after one year
  through five years              			37,628	    38,141	   89,697	    91,846
Due after five years
 through ten years		                160,899    163,410  	 46,834	    47,334
Due after ten years			                4,212	     4,296  	      -		        -
						                             --------  	--------	 --------	  --------
                          					     210,910    214,024  	159,718	   162,612
Mortgage-backed securities	         151,858    153,465  	 91,756	    91,851
	 				                            	--------   --------  --------   --------
					                              $362,768   $367,489  $251,474	  $254,463
					                              ========   =========	========   =========


The following table presents the securities portfolio sales activities for the years ended December 31, 1997, 1996 and 1995.  All sales of securities held to maturity were within three months of the securities' maturities, or were early calls of the securities.
                           					1997				             1996		        	1995
				                         ----------------		----------------	--------------
				                          Held   Available 	Held	Available	 Held  Available
			   	                        to	     for		     to 	   for	      to	      for
		    		                    Maturity   Sale   Maturity  Sale    Maturity   Sale
		  		                      -------  ------   ------- -------  --------  -----
Proceeds from
 sales of securities	         $180 	$101,701  		$502	  $8,913  	$6,015  $18,706
Gross gains on sales
 of securities		                 0 	   5,270  		   2	   1,821	      20    1,069
Gross losses on sales
 of securities		                 0	     (409)	 	   0	    (151)	     (6)    (502)


Securities with a carrying value of $438,402,000 at December 31, 1997, and $411,135,000 at December 31, 1996, were pledged to secure obligations under repurchase agreements or to secure public or trust deposits in the normal course of business. Securities with a carrying value of $57,240,000 and 27,412,000 were pledged to secure advances from the Federal Home Loan Bank as of December
31, 1997 and 1996, respectively. As of December 31, 1997, marketable equity securities with a fair value of $4,975,000 were pledged against a derivative financial instrument, a collar relating to a certain marketable equity security.

At December 31, 1997 and 1996, state and political subdivision securities with an amortized cost of $23,899,000 and $24,400,000, respectively, and an estimated fair value of $24,231,000 and $24,549,000, respectively, were issued by State of Nebraska political subdivisions.

D.  LOANS
Loans at December 31 are summarized as follows:
                                        								1997		1996
	                                   							----------	--------
Real estate mortgage		                    	$  375,044	 $  332,913
Consumer							                               281,697	    271,906
Commercial and financial				                  259,045	    245,873
Agricultural						                            180,310	    130,071
Credit card							                            106,737	     98,895
Real estate construction 				                  33,610	     41,581
								                                      --------	 ---------
							                                    $1,236,443  $1,121,239
                                							    ==========   =========

Virtually all of the Company's loans are to Nebraska-based organizations, except credit card loans which are concentrated in the Midwest. The loan portfolio is well diversified by industry. The Nebraska economy is dependent upon the general state of the agricultural economy. As of December 31, 1997 and 1996, there were $1,581,000 and $3,429,000, respectively, of nonaccruing loans. The amount of restructured loans as of December 31, 1997 and 1996 was not significant.

The Company's policy for requiring collateral and guarantees varies with the creditworthiness of each borrower. The portfolio is generally secured by accounts receivable, inventory, property, plant and equipment, income producing commercial properties, marketable securities or interest-bearing time deposits.

Impaired loans were $1,905,000 and $2,595,000 at December 31, 1997 and 1996, respectively. The total allowance for loan losses related to these loans was $388,000 and $402,000 at December 31, 1997 and 1996, respectively. Interest income on impaired loans of $70,000, $194,000 and $192,000 was recognized for cash payments received in 1997, 1996 and 1995, respectively. Average impaired loans for 1997 and 1996 were $2,281,000 and $2,627,000, respectively.

Mortgage loans with a carrying value of $123,597,000 and $103,764,000 were pledged against advances from the Federal Home Loan Bank as of December 31, 1997 and 1996, respectively.

E.  ALLOWANCE FOR LOAN LOSSES
Transactions in the allowance for loan losses are summarized as follows:
                             							 1997   1996		  1995
							                            -------	------	--------
Balance, January 1			            	$20,157	$19,017	$17,190
Provision for loan losses			        8,297	  6,839	  3,495
Bank acquisition					                   -	      -	    843
							                          --------	-------	-------
	Total 					                       28,454	 25,856	 21,528
Net charge-offs:
 Loans charged-off            				  8,630	  7,794	  4,657
 Less recoveries					               2,634	  2,095	  2,146
							                          --------	-------	-------
Net loans charged-off			            5,996	  5,699	  2,511
							                          --------	-------	-------
Balance, December 31				          $22,458	$20,157	$19,017
							                          ========	=======	=======


F.  PREMISES AND EQUIPMENT
Premises and equipment at December 31 consists of the following:
                                         1997   1996
	  							                             -------	------
Land								                          $  7,176	$ 7,308
Buildings and leasehold improvements		  60,936	 57,086
Equipment and furnishings				           38,285	 32,449
								                                ------	 ------
								                               106,397	 96,843
Less accumulated depreciation				       51,929	 48,148
								                                ------	 ------
								                               $54,468	$48,695

The Company has certain obligations under noncancelable operating leases for premises and equipment. Most of these leases have renewal or purchase options.
Rental expense on all leases for the years ended December 31, 1997, 1996 and 1995, was approximately $1,646,000, $1,587,000, and $1,352,000, respectively.
The approximate future minimum rental commitments under noncancelable leases are as follows:

                        						Premises	Equipment	     Total
						                        --------	---------	    -------

	1998		                     			$   669	  	$288	     $ 957
	1999					                         418	  	  99	       517
	2000					                         290	  	  61	     	 351
	2001					                         223  		  22		      245
	2002					                         167  		   8		      175
	Thereafter	                			  2,962  		   -	     2,962


G. DEPOSIT MATURITIES
Maturities of time deposits at December 31, 1997 are as follows:

             		1998   $716,060
		             1999					88,292
		             2000					17,226
		             2001					12,479
		             2002					   946
		       Thereafter			 	    48

H.  SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE
Amounts and interest rates related to securities sold under agreement to repurchase are as follows:

                                              1997  	       1996
								                                   	--------	     -------
Amount outstanding at year-end			             $142,941    $134,212
Average interest rate outstanding at year-end		  4.9%    	   4.7%
Highest amount outstanding as of any
 month-end during the year					                 176,572   	146,151
Average amount outstanding during the year    		143,666   	125,639
Approximate average interest rate				            4.9%   	    4.7%


I.  LONG-TERM DEBT
Long-term debt at December 31 is as follows:
                                                    1997       1996
                                                   ------	    -----
Capital notes, 7.70% to 8.70%, due 1998 to 2002	   	$16,000	$18,500
Federal Home Loan Bank advances, due 1998 to 2002	   38,000	 34,269
Other									                                          170	    204
									                                           -------	-------
 									                                          $54,170 $52,973
									                                           =======	=======
The capital notes were issued on June 1, 1992, in series pursuant to an indenture dated May 1, 1992.  Each series of capital notes is payable May 1.
Interest is payable semi-annually on May 1 and November 1.  The capital notes are subject to redemption at the option of the Company at any time on or after
May 1, 1999, at a redemption price equal to 100% of the principal amount thereof together with the accrued interest to the redemption date.  The indenture provides that the Company will not create, assume, incur or suffer to exist any mortgage or other liens upon the shares of capital stock of any significant bank subsidiary (of which the National Bank of Commerce is the only one at present)
owned by the Company unless certain conditions are met.  The indenture also provides that the Company will not permit its debt to tangible equity ratio to exceed 30%.  The Company's debt to tangible equity ratio was below 30% as of
December 31, 1997 and 1996.

The Federal Home Loan Bank (FHLB) advances of $38,000,000 were made to subsidiary banks. These advances are due or callable in 1998 and 1999. Interest is paid monthly of which $5,000,000 bears interest based upon national prime rates, 5.66% at December 31, 1997. The balance bears fixed interest rates of 5.71% to 5.85%. The advances are collateralized by a blanket pledge of mortgage loans and certain investment securities. The advances due in 2002 are callable in 1999.

Subsidiary banks have unused lines of credit with the FHLB of $20,950,000 as of December 31, 1997.

Scheduled principal payments for the five years following December 31, 1997 are:
               	1998		$12,540
	               1999		 30,544
	               2000		  2,048
	               2001		  2,038
	               2002		  7,000

J.   INCOME TAXES
Consolidated income tax expense for the years ended December 31 consists of the following:

                                        							1997		1996		1995
							                                       -----		-----		-----
Current provision:
	Federal					                              $12,503	$11,418	$ 8,857
	State						                                   737	    700	    655
							                                     -------	-------	-------
	 	                                   					 13,240	 12,118	  9,512
Deferred income taxes				                    1,188	   (489)    (81)
							                                    -------	-------	-------
Total consolidated income tax provision   	$14,428	$11,629	 $9,431
							                                    =======	=======	=======

The effective rate of total tax expense differs from the statutory federal tax rate as follows:

                                   								  	1997 	 1996  	1995
									                                     ----- 	-----	 -----
Tax at federal statutory rate				             	35%   	35%	   35%
Tax-exempt interest on obligations
	of state and political subdivisions	        		(2)   	(2)   	(2)
Other									                                  2    	 2    	 2
									                                    ----  	----  	----
Effective tax rate		                       				35%   	35%   	35%
									                                     ==== 	====  	====

Significant items comprising the Company's net deferred tax asset (liability) as of December 31, 1997 and 1996 are as follows:

Deferred tax assets: 					                   	1997	  	1996
									                                  -------   	-----
Allowance for loan losses 					            $ 7,779  	$6,929
Other									                               1,773  	 1,495
									                                   ------	  ------
	Total deferred tax assets				               9,552	   8,424

Deferred tax liabilities:
Net unrealized gains and losses on
	securities available for sale 	          		11,789  	 4,781
Mortgage servicing rights					               2,383  	    94
Premises and equipment						                 1,619  	 1,833
Other									                               1,069  	   828
									                                   ------  	------
	Total deferred tax liabilities			          16,860	   7,536
									                                   ------  	------
Net deferred tax asset (liability)			      $(7,308) 	$  888
									                                  =======  	======

During 1997, the Company received approval from the Internal Revenue Service to change its method of expensing purchased mortgage servicing rights for tax reporting purposes.

K.  ADVERTISING COSTS
The Company expenses costs of advertising, except for direct-response advertising relating to its bankcard portfolios, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of direct-response mailings and telemarketing costs. The capitalized costs of the advertising are amortized over the five year period following completion of the advertising campaign. At December 31, 1997 and 1996, $2,730,000 and $1,952,000 of advertising costs are reported in other assets.

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

Commitments to extend credit, excluding mortgage banking operations, amounted to $449,325,000 and $360,310,000 (exclusive of $866,217,000 and $799,306,000 of unused approved lines of credit related to credit card loan agreements) at December 31, 1997 and 1996, respectively. These commitments are agreements to lend to a customer as long as all conditions established in the contract are fulfilled. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The
Company evaluates each customer's creditworthiness on a case-by-case basis in conjunction with the normal lending function. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based upon management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, marketable securities and interest-bearing time deposits.

The Company's commitments to extend credit in its mortgage banking operations amounted to approximately $46,878,000, and $31,350,000 at December 31, 1997 and 1996, respectively. Credit policies in the Company's mortgage banking operations are designed to satisfy the requirements of the secondary mortgage market.
These requirements, among others, include that the loans which are subject to these commitments be secured by a first position in the underlying property and meet certain maximum loan-to-value and insurance requirements.

Mandatory commitments to deliver residential mortgages are binding agreements to sell mortgage loans to investors at fixed prices and expiration dates. The
Company could incur pair-off costs should it be unable to fulfill its obligation, which could occur if an insufficient level of conforming closed loans is available for delivery by the specified date. This exposure is less than the contract amount of the commitment and is determined by the delivery shortfall and the then current market interest rates. The Company monitors its position relative to these commitments to deliver on a daily basis. The Company had mandatory commitments to deliver residential mortgage loans totaling approximately $66,043,000 and $38,425,000 as of December 31, 1997 and 1996,
respectively.  The Company has an agreement to sell on a best efforts basis
$1,220,000 as of December 31, 1997.

Standby and commercial letters of credit are conditional commitments issued by the Company guaranteeing the performance of a customer to a third party. These guarantees primarily consist of performance assurances made on behalf of customers who have a contractual commitment to produce or deliver goods or services. Most guarantees are for one year or less. The risk to the Company arises from its obligation to make payment in the event of the customers' contractual default. The amount of collateral obtained, if deemed necessary by the Company, is based upon management's credit evaluation of the customer. The
Company had $21,609,000 and $22,607,000 in letters of credit outstanding at December 31, 1997 and 1996, respectively.

The Company is involved in various legal actions in the normal course of business. Management is of the opinion that none of these legal actions will result in losses material to the financial position or results of operations of the Company.

M.  RELATED PARTY TRANSACTIONS
As of December 31, 1997, the subsidiary banks had various loans outstanding to related parties (executive officers, directors, loans guaranteed by directors and companies employing a director of the Company and its significant subsidiaries). The Company believes these loans have been made under comparable terms and conditions as loans made to unrelated parties. An analysis of aggregate loans to related parties of the Company and its significant subsidiaries for the year ended December 31, 1997 is shown below:

                    	Beginning                 			Ending
	                     Balance 	Additions	Payments	Balance
                   	---------	---------	---------	--------
	                    $23,259  	$63,903  	$61,486  	$25,676

N.  EMPLOYEE BENEFIT PLANS
The Company has two employee retirement plans. The Retirement Accumulation Plan is a noncontributory defined contribution plan covering substantially all employees with six months of service. Annual contributions are based upon defined compensation of covered employees. Company cost for this plan was $1,156,000 in 1997, $1,020,000 in 1996 and $968,000 in 1995.

The Profit Sharing and Thrift Plan is a contributory, defined contribution plan covering substantially all employees with six months of service. Employee contributions vary from 0 to 12% of compensation. The Company contribution, subject to certain limitations, is based upon employee contributions and profitability. Company cost for this plan was $1,308,000 in 1997, $1,289,000 in 1996 and $1,009,000 in 1995.

O.  REGULATORY MATTERS
One of the principal sources of cash of the Company is dividends from its subsidiary banks. The total dividends that can be declared by the subsidiary banks without receiving prior approval from regulatory authorities are limited to a bank's defined net income of that year combined with its retained defined net income from the previous two years. For the calendar year 1998, the subsidiary banks have retained defined net income from 1997 and 1996 of approximately $20,672,000.

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

As of December 31, 1997, the most recent notification from the OCC categorized the Company's banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institutions' categories. Management believes, as of December 31, 1997, that the Company and its subsidiary banks meet all capital adequacy requirements to which they are subject. The Company's and the National Bank of Commerce's (the Company's most significant bank subsidiary) actual capital amounts and ratios are presented in the following table:

                                                     											To Be Well
											                                                  Capitalized Under
								                                                         	Prompt
                                             For Capital         Corrective
						                           Actual   	Adequacy Purposes 	Action Provisions
					                        ------------	 ------------------  ------------
					                        Amount Ratio   Amount   Ratio     Amount 	Ratio
					                        ------ -----    -----   -----     ------ -----
As of December 31, 1997:
 Total Capital (to Risk Weighted Assets):
	  Consolidated		            $226,623	14.9%	 $121,724  	8.0%      N/A	   N/A
	  National Bank of Commerce  108,772	12.1	    71,956	  8.0    $89,945 	10.0%
 Tier I Capital (to Risk Weighted Assets):
	  Consolidated		             205,459	13.5	    60,862  	4.0	      N/A   	N/A
	  National Bank of Commerce   97,499	10.8	    35,978  	4.0     53,967	  6.0
 Tier I Capital(to Quarterly Average Assets):
	  Consolidated		             205,459	 9.7	    84,362	  4.0      	N/A   	N/A
	  National Bank of Commerce   97,499	 8.1	    48,046	  4.0     60,058 	 5.0
As of December 31, 1996:
 Total Capital (to Risk Weighted Assets):
	  Consolidated		            $200,441	14.7% 	$108,954	  8.0%     	N/A   	N/A
	  National Bank of Commerce   99,860	12.3	    65,170	  8.0    $81,463 	10.0%
 Tier I Capital (to Risk Weighted Assets):
	  Consolidated		             181,269	13.3	    54,477  	4.0      	N/A	   N/A
	  National Bank of Commerce   89,677	11.0	    32,585	  4.0     48,878 	 6.0
 Tier I Capital  (to Quarterly Average Assets):
	  Consolidated		             181,269	 9.4	    77,167  	4.0	      N/A   	N/A
	  National Bank of Commerce   89,677	 8.0	    45,006	  4.0     56,258 	 5.0










P.  CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS  (Parent Company Only)
									                                                  December 31,
									                                              ------------------
									                                                  1997		  1996
									                                                 ------	-------
		ASSETS
Cash on deposit with subsidiaries	                   			$   142	$    102
Securities purchased under agreement
 to resell to subsidiary bank					                        5,380	   4,770
Short-term investments							                                 -	     463
									                                               -------	--------
	Cash and cash equivalents				                            5,522	   5,335
Securities available for sale
 (cost of $47,063,000 and $36,849,000) 	                 77,676	  47,686
Investment in subsidiaries:
  Equity in net assets of bank subsidiaries           		157,480	 147,703
  Equity in net assets of nonbank subsidiaries		          1,291	   1,050
  Excess cost over fair value of net assets		             3,700	   3,840
Premises and equipment						                             11,404	  11,768
Other assets							                                       9,140	   7,796
									                                              --------	---------
									                                              $266,213	$225,178
									                                              ========	=========

LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities	                           					    $  12,624	$  5,171
Commercial paper outstanding					                         4,839	   3,905
Long-term debt							                                    16,170	  18,704
									                                              --------	--------
	Total liabilities						                                 33,633	  27,780
Stockholders' equity						                              232,580	 197,398
									                                              --------	---------
									                                              $266,213	$225,178
									                                              ========	=========

CONDENSED STATEMENTS OF INCOME  (Parent Company Only)
			                                          					Year ended December 31,
					                                            --------------------------
								                                               1997		1996		1995
								                                          --------	-------	-------
Income:
  Dividends from bank subsidiaries 		              $15,542$14,186$11,220
  Dividends from nonbank subsidiaries		                225		  150		  300
  Rent:
    Subsidiaries			                               			1,635		1,291		1,760
    Other							                                     1,449		1,678		1,162
  Interest and dividend income		                    	1,963		1,541		1,335
  Other							                                       4,733		1,219		  415
								                                            ------	------	------
							                                             25,547 20,065 16,192
Expenses:
  Salaries and employee benefits	                  		2,682		1,807		1,758
  Interest							                                    1,780		1,669		1,811
  Interest paid to subsidiaries			                       -		  204 	  554
  Building expense					                              2,412		2,246		2,079
  Other							                                       1,597		1,945		1,850
								                                           -------	-------	-------
								                                             8,471		7,871		8,052
								                                           -------	-------	-------
Income before income tax benefit (expense)
 and equity in undistributed
 earnings of subsidiaries			                        17,076 12,194		8,140
Income tax benefit (expense)				                      (327)	  706		1,097
								                                           -------	------	-------
Income before equity in undistributed
 earnings of subsidiaries			                        16,749 12,900		9,237
Equity in undistributed earnings
 of subsidiaries						                               9,848		8,856		8,183
								                                           ------- ------  -----
	Net income					                                   $26,597$21,756$17,420
							                                            =======  ===== ======


CONDENSED STATEMENTS OF CASH FLOWS  (Parent Company Only)

                                             							Year ended December 31,
							                                           ---------------------------
							                                              1997		 1996	 	 1995
						                                            	-------	-------	-------
Net income						                                   $26,597	$21,756	$17,420
Adjustments to reconcile net income
 to net cash flows
 from operating activities:
  Depreciation and amortization		                      884	    864	    728
  Equity in undistributed earnings
    of subsidiaries				                             (9,848) (8,856) (8,183)
  Gains on sale of securities			                    (4,717) (1,635)   (510)
  Other						                                         (450)  1,105	   (171)
							                                            -------	 ------	 ------
	Total adjustments				                             (14,131) (8,522) (8,136)
							                                            -------	 ------	 ------
Net cash flows from operating activities	           12,466	 13,234	  9,284

Cash flows from investing activities:
 Proceeds from sales and maturities of
  securities available for sale		                   17,824	  8,915	 12,065
 Purchase of securities available for sale         (22,892)(14,277)(13,014)
 Purchase of premises and equipment	   	              (365)   (244) (1,597)
 Purchase of loans from subsidiary bank	                 -	 (4,980)	     -
 Cash and cash equivalents from
   nonbank subsidiaries merger	                          -	    245	      -
 Other						                                          (820)   (587) (2,417)
							                                             ------	 ------	-------
Net cash flows from investing activities	           (6,253)(10,928) (4,963)
Cash flows from financing activities:
 Net increase in short-term borrowings            	    934	  3,905	    450
 Repayment of long-term debt			                     (2,534) (2,546) (2,000)
 Purchase of common stock			                          (360)   (363)	   (82)
 Cash dividends paid				                            (4,066) (3,528) (3,062)
							                                             ------	 ------	-------
Net cash flows from financing activities	           (6,026) (2,532) (4,694)
						                                            	 ------	 ------	-------
Net change in cash and cash equivalents	               187	   (226)   (373)
Cash and cash equivalents at
 beginning of year				                               5,335	  5,561	  5,934
							                                             ------	 ------ 	------
Cash and cash equivalents at end of year	          $ 5,522	$ 5,335	$ 5,561
							                                             ======	 ======	=======
Supplemental disclosures of cash flow information:
 Cash paid during year for:
  Interest			                                   			$ 1,763	$ 1,716	 $1,842
  Income taxes					                                 12,708	 12,140	  8,805
  Common stock exchanged for
    acquisition of bank				                             	-     		-	  3,869
  Debt exchanged for other assets	                     		-     		-	    250

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


The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1997 and 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                             					 December 31, 1997	  December 31, 1996
					                           ---------------------	--------------------
							                                     Estimated         			Estimated
					                              Carrying	  Fair	     Carrying	  Fair
					                               Amount	  Value	      Amount	  Value
					                             ---------	----------	----------	-----------
Assets:
Cash and cash equivalents	        $ 193,159	$ 193,159	$ 159,837	$ 159,837
Mortgages held for sale		            31,360	   31,427	   16,293	   16,340
Securities available for sale       336,857	  336,857	  379,849	  379,849
Securities held to maturity 	       362,768	  367,489	  270,012	  271,886
Net loans				                     1,213,985	1,215,790	1,101,082	1,096,399
Other financial instruments	         40,713	   40,713	   34,630	   34,630

Liabilities:
Demand deposits with no
 stated maturities		                814,437	  814,437	  749,674	  749,674
Time deposits			                    835,051	  837,194	  824,870	  827,039
Securities sold under
 agreement to repurchase	           142,941	  142,941	  134,212	  134,212
Other short-term borrowings	        137,904	  137,904	   45,980	   45,980
Long-term debt			                    54,170	   54,445	   52,973	   53,559
Other financial instruments	         21,850	   21,850	   19,033	   19,033

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

LOANS. For those loans with floating interest rates, carrying value was used as approximate fair value. For all other loans, the estimated fair value is based on the discounted value of projected cash flows. When using the discounting method, loans are gathered by homogeneous groups and discounted at a rate that would be used for similar loans at December 31, 1997 and 1996. In addition, when computing the estimated fair value for all loans, general reserves for loan losses are subtracted from the calculated fair value for consideration of credit issues.
DEPOSITS. The estimated fair value of deposits with no stated maturity, such as noninterest bearing, savings, NOW and money market checking accounts, is the amount payable on demand. The estimated fair value of time deposits is based on the discounted value of projected cash flows. The discount rate is the market rate currently offered for deposits with similar original maturities.

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


INDEPENDENT AUDITORS' REPORT





Board of Directors and Stockholders
First Commerce Bancshares, Inc.
Lincoln, Nebraska

	We have audited the accompanying consolidated balance sheets of First Commerce Bancshares, Inc., and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
	In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Commerce Bancshares, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP



Lincoln, Nebraska
February 6, 1998

SELECTED QUARTERLY FINANCIAL DATA
(In Thousands Except Per Share Data)

				                                   First		Second  	Third		Fourth 	Annual
				                                  Quarter	Quarter	Quarter	Quarter 	Total
			                                 	--------	-------	------- ------- -------
							(Unaudited)
1997
Total interest income	               $35,518 $37,266	$37,979	$39,406	$150,169
Net interest income	                  18,234	 19,094	 19,126	 20,132	  76,586
Provision for loan losses              2,584	  1,640	  1,840	  2,233	   8,297
Gains (losses) on
 securities sales	                  	  3,255	  1,358	    389	   (141)   4,861
Noninterest income	                   11,936	 11,303	 12,535	 13,204	  48,978
Noninterest expense	                  19,149	 19,398	 20,223	 22,333	  81,103
Net income	   		                       7,563	  6,900	  6,379	  5,755	  26,597

Basic net income
  per share (1)		                        .56	    .51	    .47	    .43	    1.96
Common stock trading range (2)
  Class A voting
high			                                28.50	  31.00	  26.00	  33.00    33.00
	low			                                21.00	  20.00	  21.00	  22.50	   20.00
  Class B nonvoting
	high			                               20.00	  23.50	  23.50	  32.50	   32.50
	low			                                16.00	  16.75	  19.00	  21.25	   16.00
Dividends declared
 per share			                           .075	   .075	   .075	   .075	     .30


1996
Total interest income               	$32,997 $33,755	$34,514	$35,233	$136,499
Net interest income	                  16,686	 17,457	 17,845	 18,118	  70,106
Provision for loan losses              1,821	  1,355	  1,502	  2,161	   6,839
Gains (losses) on
 securities sales	                  	    767	    774	    189	    (58)	  1,672
Noninterest income	                   10,406	 10,042	 10,422	 11,488	  42,358
Noninterest expense	                  17,555	 17,484	 18,814	 20,059	  73,912
Net income			                          5,727	  6,059	  5,225	  4,745	  21,756

Basic net income
  per share (1)		                        .42	    .45	    .39	    .35	    1.60
Common stock trading range (2)
  Class A voting
	high			                               24.00	  29.50	  29.50	  29.50	   29.50
	low			                                20.00 	 22.00	  26.50	  25.00	   20.00
  Class B nonvoting
	high			                               16.25 	 16.75	  16.75	  20.50	   20.50
	low			                                13.50 	 13.50	  14.75	  15.00	   13.50
Dividends declared
 per share			                           .065	   .065	   .065	   .065	     .26

(1)  Quarterly per share amounts may not add to annual total due to rounding.
(2) The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol "FCBIA" for the Class A voting common stock and "FCBIB" for the Class B nonvoting common stock. The market value ranges are based upon the high and low trading prices per share for the calendar quarters indicated as released by NASDAQ. As of December 31, 1997, the Company had 498 Class A shareholders of record and 1,059 Class B shareholders of record.

SELECTED FINANCIAL DATA
Three-Year Average Balance Sheets / Yields and Rates

							                                        	Year Ended December 31,
								                                   --------------------------------
								                                               	1997
								                                   --------------------------------
							                                    Average	          	  Average
							                                    Balance	  Interest	    Rate
							                                    --------	  --------	  -------
									                                     (Amounts in thousands)
ASSETS
Interest-earning assets:
  Loans, including non-accrual loans	      $1,139,272   $104,018		9.13%
  Taxable investment securities		             584,743     39,463		6.75
  Nontaxable investment securities
    (non-taxable basis)					                   26,698      1,381 	5.17
  Federal funds sold					                      34,282     	1,980		5.78
  Mortgages held for sale				                  20,679     	1,674		8.10
  Equity securities					                       71,819     	1,653		2.30
							                                     ---------   --------
	Total interest-earning assets		            1,877,493    150,169		8.00

  Less allowance for loan losses	       	     (21,401)
  Cash and due from banks			                  116,253
  Premises and equipment	    			               51,272
  Other assets						                           56,787
							                                    ----------
                        	Total assets				  $2,080,404
							                                    ==========
LIABILITIES AND EQUITY
Interest-bearing liabilities:
  Interest-bearing demand 	            		 $   350,708     	9,627		2.75%
  Savings							                               89,666     	2,558		2.85
  Time						                                  844,476     48,016		5.69
							                                     ---------   	-------
	Total interest-bearing deposits	           1,284,850     60,201		4.69
  Securities sold under agreement
    to repurchase					                        143,666     	6,993		4.87
  Federal funds purchased and
    other short-term borrowings             			58,832     	3,432		5.83
  Long-term debt						                         41,657     	2,957		7.10
							                                     ---------   	-------
	Total interest-bearing liabilities	        1,529,005     73,583		4.81
							   	                                           	  -------
Noninterest bearing demand deposits		         293,474
Other liabilities						                        28,541
							                                     ---------
	Total liabilities				                      1,851,020
Total stockholders' equity			                 229,384
				     			                               ----------
Total liabilities and stockholders' equity $2,080,404
							                                    ==========
Net interest income						                               $ 76,586
									                                                =======
Net interest spread							                                     		3.19%
											                                                    	=====
Net yield on interest-earning assets					                       	4.08%
											                                                    	=====



Selected Financial Data
Three-Year Average Balance Sheets / Yields and Rates

		                      Year Ended December 31,
	-----------------------------------------------------------
			             1996				                     	1995
	------------------------------    --------------------------
	    Average 		         	Average   Average 	         	Average
	    Balance   	Interest	 Rate 	   Balance  	Interest 	Rate
	    -------	   -------- 	-----	    -------  	------- 	----
	             	(Amounts in thousands)
   $1,066,896  $  97,228	 9.11% 	$  917,742	$  85,494 	9.32%
	     517,083    	32,485 	6.28	     512,193	   31,730 	6.19
	      29,190	     1,483 	5.08	      31,788	    1,610 	5.06
	      34,863	     2,037	 5.84 	     47,134	    2,966	 6.29
	      24,860	     1,953 	7.86	      12,533	    1,213	 9.68
	      37,269	     1,313	 3.52	      29,639	      984	 3.32
	   ---------  	--------		        ---------	  -------
    1,710,161    136,499 	7.98	   1,551,029	  123,997 	7.99

    	(19,680)		                		   (18,306)
	    102,269				                     94,107
	     48,146                 				    45,809
	     46,467                 				    37,569
    --------	                  		  	--------
  $1,887,363	            		      $1,710,208
   ==========			                	==========


   $ 325,590    	 8,332 	2.56%  	$  312,994	    8,350 	2.67%
	     84,039	     2,334 	2.78	       80,049	    2,269 	2.83
     797,944	    44,649  5.60   	   758,347	   44,537 	5.87
   ---------   	-------		         ---------	  -------
   1,207,573	    55,315 	4.58   	 1,151,390	   55,156 	4.79

     128,109	     6,005	 4.69	       81,992	    4,240 	5.17
     	24,574	     1,336	 5.44	       10,231	      595	 5.82
	     54,879	     3,737	 6.81	       42,036	    3,117 	7.42
   ---------	   -------		         ---------	  -------
   1,415,135    	66,393	 4.69	    1,285,649	   63,108 	4.91
		              -------	            		        -------
     265,013				                    242,602
     	20,786				                     16,414
  ----------				                  ---------
   1,700,934				                  1,544,665
     186,429				                    165,543
  ----------			                   ---------
  $1,887,363			                  $1,710,208
  ==========			                  ==========

	           	 $  70,106			                		$  60,889
		            =========			                		=========

		                  		   3.29%				                    	3.08%
				                    =====		                    			=====

		                  		   4.10%		                    			3.93%
				                    =====	                    				=====

Selected Financial Data
(In Thousands Except Per Share Data)
		                               				1997		     1996		     1995		    1994
						                              ------	    ------    	------    	------

At December 31,
 Assets				                       $2,251,100	$2,028,012	$1,815,575	$1,624,138
 Investments			                      699,625	   649,861    566,176	   537,797
 Loans				                         1,236,443	 1,121,239	 1,017,367	   850,292
 Deposits				                      1,649,494	 1,574,544	 1,463,205	 1,355,965
 Long-term debt			                    54,170	    52,973 	    55,519	   33,000
 Stockholders' equity		              232,580	   197,398	   180,021	   149,354
Year Ended December 31,
  Net interest income 	          	   $76,586	   $70,106	   $60,889	   $57,793
  Provision for loan losses	           8,297	     6,839	     3,495	       332
  Total noninterest income	           53,839	    44,030	    33,850	    31,363
  Total noninterest expenses	         81,103	    73,912	    64,393	    59,663
  Net income	                         26,597	    21,756	    17,420	    19,032
Per share data:
  Net income			                       	$1.96	    	$1.60	   	$ 1.29     $ 1.46
  Dividends					                         .30	    	  .26    		  .227	      .216
  Stockholders' equity before
   net unrealized gains
   and losses on available
   for sale securities	              		15.57    		13.92      12.58	     11.49
  Total stockholders' equity		         17.19	    	14.57    		13.27	     11.26
Selected Ratios:
  Rate of return on average:
    Total assets                   				 1.28%    	 1.15%    	 1.02%     	1.22%
    Stockholders' equity(1)		          13.28	    	12.14	    	10.52	     13.37
  Average total stockholders' equity
    to average total assets(1)	        10.33	    	 9.49	    	 9.46     		9.15
  Common dividends payout ratio	       15.29    		16.21    		17.58	     14.83
  Allowance for loan
    losses to total loans	            	 1.82    		 1.80    		 1.87	     	2.02
  Nonaccrual and restructured
   loans as a percentage of
   total loans				                       .25    		  .45	    	  .29	     	 .30
  Net charge-offs to
    average total loans		             	  .76	    	  .53	    	  .27     		 .24
Capital Ratios:
  Core capital (Tier I) (2)	          	13.50%	    13.31%    	13.39%    	14.78%
  Total risk based capital (3)	        14.89    		14.72	    	14.82	    	16.26
  Leverage (4)				                      9.74	    	 9.40	    	 9.16	    	 9.23

(1) Stockholders' equity before net unrealized gains and losses on securities available for sale
(2) Stockholders' equity before net unrealized gains and losses on securities available for sale, plus minority interest, less goodwill and deposit intangibles to risk-weighted assets (using 1997 requirements).
(3) Tier I capital plus allowance for loan losses (limited to 1.25% of risk-weighted assets) to risk-weighted assets (using 1997 requirements).
(4) Tier I capital to quarterly average assets less goodwill.

Selected Financial Data
(In Thousands Except Per Share Data)
    	 1993	     	 1992	    	 1991	      	 1990	    	 1989		       1988
	   -------    	-------   	--------	    -------	   ---------   	--------

   $1,572,298  $1,452,058  $1,309,613  $1,106,354  $1,019,288   $955,367
	     520,176    	495,784    	384,951    	375,624    	354,865    400,485
	     777,695	    674,352	    631,713	    538,056	    489,537	   423,333
    1,324,196   1,196,111   1,123,728	    938,881	    864,011	   788,962
	      25,000	     26,500	     11,725	     10,583	     10,757	    12,956
	     137,293	    116,335	     99,702	     95,576	     88,578	    83,008

     	$57,727    	$55,303	    $47,547    	$37,933    	$34,648	   $35,309
	       1,143	      3,152	      3,810	      1,770	      1,630	     2,146
	      33,345	     33,767	     27,722	     24,293	     22,378	    20,048
	      60,806	     57,304	     52,239	     44,896	     40,930	    39,698
	      19,760	     19,150	     12,980	     10,672	     10,025	     9,669

     	  $1.52	      $1.47	     $  .93	     $  .75	     $  .69	    $  .64
	         .20	        .188	       .136	       .112	       .102	      .10

	       10.24	       8.93	       7.65	       6.78	       6.13	      5.52
	       10.53	       8.93	       7.65	       6.78	       6.13	      5.52


     	   1.33%	      1.41%	      1.06%	      1.02%	      1.04%	     1.03%
	       15.77	      17.69	      12.84	      11.49	      11.75	     12.08

	        8.46	       7.96	       8.23	       8.88	       8.82	      8.56
 	      13.19	      12.79	      14.25	      15.05	      14.76	     15.60

     	   2.37	       2.74	       2.68	       2.74	       2.94	      3.37

	         .34	        .50	        .73	        .43	        .85	       .71

     	    .16	        .25	        .48	        .37	        .26	       .19

     	  13.43%	     12.70%   	  10.05%	     11.16%
	       14.90	      13.95	      11.30	      12.41
	        8.31	       7.98	       7.40	       8.59

MANAGEMENT'S DISCUSSION AND ANALYSIS

CORPORATE RESULTS SUMMARY (COLUMNAR AMOUNTS ARE IN THOUSANDS)

The Company's net income during 1997 was $26,597,000 versus $21,756,000 in 1996 and $17,420,000 during 1995. On a per share basis this equates to $1.96, $1.60, and $1.29 for 1997, 1996 and 1995, respectively. Additionally, year-end assets reached $2,251,100,000, versus $2,028,012,000 in 1996. Average stockholders'
equity to average assets was approximately 10.3% for 1997 and 9.5% for 1996. The 1997 cash dividend was $0.30 per share versus $0.26 per share in 1996. In January 1998, the Company raised its annualized dividend to 34 cents. This equates to a 13% increase on a per share basis.

The $4.8 million or 22% increase in net income in 1997 from 1996 can be primarily attributed to an increase in net interest income, combined with an increase in gains on securities sales and increased credit card services. The net yield on interest earning assets decreased slightly from 4.10% in 1996 to 4.08% in 1997. Average earning assets increased $167 million during 1997. This
resulted in a $6.5 million or 9% increase in net interest income.   The increase
in net interest income was partially offset by a $1.5 million increase in loan
loss expense.   Even though overall loan quality remains high in the
organization, significant growth in loans combined with a significant increase in credit card charge-offs created the need to provide additional expense to keep reserves at appropriate levels. Gains on securities sales increased $3.2 million. These gains were primarily taken in the Company's Global fund, which is a pool of national and foreign equity securities. Net income, excluding the income from these securities sales, would have been $23.4 million in 1997 and $20.7 million in 1996, up 13%.

Year-end loans increased $115 million in 1997 from 1996, which is on top of a $104 million increase during 1996. The increase in loans the past two years does not include $75 million of credit card receivables which were securitized and sold. On a managed loan basis, loans increased $160 million during 1996 and another $134 million in 1997. Although average deposit growth was a respectable 5.6%, in 1996 and 7.2% in 1997, it did not keep up with earning asset growth. Therefore, the Company utilized other non-traditional methods to fund some of its loan growth. Besides the securitization of credit cards mentioned above, average securities sold under agreement to repurchase and other short-term borrowings increased approximately $60 million in 1996 from 1995, and increased another $50 million in 1997.

EARNING ASSETS
Average earning assets in 1997 were $1.88 billion, a 9.8% increase over 1996 primarily caused by the loan growth referred to above and an increase in taxable investment securities of $68 million. Average earning assets were $1.71 billion in 1996, a 10% increase over 1995. Average loans were $1,139 million, $1,067 million and $918 million in 1997, 1996 and 1995, respectively, a 6.8%, 16.3% and 15.1% increase over each respective previous year. Loan demand has been strong during the past three years as shown by these increases in average loans. Loan demand was led by the real estate mortgage, commercial and consumer markets. The increase in credit card loans can be attributed to a joint venture with Cabela's in the issuance of a Cabela's co-branded credit card. Average loans accounted for 61% of average earning assets during 1997 and 62% in 1996. Average investment securities were $683 million at December 31, 1997, a $100 million increase over 1996. Investment securities accounted for 36% of average earning assets during 1997 and 34% during 1996.

SECURITIES PORTFOLIO
The Company's investment securities portfolio consists of high quality securities with primarily short to medium maturities. The Company utilized buying opportunities during the last two years to extend the average life of its investment portfolio. The Company has purchased high yielding callable U. S. Government agencies with stated maturities much longer than the call dates. These securities are classified on the following maturity schedule by contractual maturity under the 5 through 10 year column, but the Company fully expects that these securities will be called when they reach their call date. The Company's average yield on its taxable security portfolio increased from 6.28% in 1996 to 6.75% during 1997.

The following table presents the amortized cost of the securities portfolio by type of security as of December 31, for the years indicated.

							                                             December 31,
						                                   ----------------------------
						                                       1997	  	1996	   	1995
						                                     -------	-------  	------
U.S. Treasury			                         	$103,366	$172,533	$183,580
U.S. Agency					                           239,389	 188,986	  66,584
State and municipal			                      27,448	  28,747	  32,777
Mortgage-backed securities		               243,614	 205,244	 236,097
Corporate bonds				 	                            -	     	 -	   1,000
Marketable equity securities		              51,698	  39,996	  30,755
Other securities				                           425	     687	     965
						                                    --------	--------	--------
						                                    $665,940	$636,193	$551,758
						                                    ========	========	========

The following tables present the amortized cost of each investment category by maturity range and the weighted average yield for each range (except for mortgage-backed securities and marketable equity securities).

                                       							December 31, 1997
					                             -------------------------------------------
                                      	 	After 1	  After 5
				                              Under		through	 through	   After
				                             1 Year	 5 Years	 10 Years	 10 Years	 Total
				                             -------	------- 	-------- 	--------	--------

Securities held to maturity:
U.S. Treasury and Agency         $3,500 	$28,362 	$151,175 	$    -	  $183,037
State and municipal	              4,670 	  9,124 	   9,638	  4,016	    27,448
Other securities	                     1	     142	       86	    196	       425
                             				------ 	-------	 -------- 	------	  --------
				                             $8,171 	$37,628 	$160,899 	$4,212	  $210,910
				                             ====== 	======= 	======== 	======	  ========

Weighted average yield to maturity:
  U.S. Treasury		                   5.1%	    6.9%	     7.2%	    - %	   	  7.1%
  State and municipal (1)           5.0		    5.0		     5.2		  5.3		       5.1
  Other securities	                 9.4		    6.0	   	  6.1		  6.8	     	  6.4


Securities available for sale:
  U.S. Treasury
    and Agency	                	$23,187 	$89,697  	$46,834	$    -   	$159,718
				                            ======= 	=======  	=======	=======  	========

Weighted average yield to maturity:
U.S. Treasury and Agency           7.3%	     7.1%	     7.0% 	   -%		      7.1%

(1) Not based on taxable equivalents.

The Company owned $244 million in mortgage-backed securities at December 31, 1997. Yields in these securities can be reduced due to early prepayment. The prepayment risk associated with mortgage-backed securities, is monitored continuously by updating the analytics concerning prepayment speeds. Bond accounting and asset/liability reports are adjusted accordingly.

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

Loans
The following table presents the amount of loans by categories and percentage of loans by categories as of December 31, for the year indicated.

							                                     December 31,
				                        ---------------------------------------------
			                         	1997    		1996	    	1995	    	1994	   	1993
				                        ------- 	-------   	-------	  -------  	-------
Real estate mortgage	      $375,044	 $332,913	 $295,268	 $270,603	 $236,202
Consumer			                 281,697	  271,906 	 263,320	  228,332 	 187,021
Commercial and financial    259,045	  245,873	  201,910	  166,682	  169,466
Agricultural (except
 loans secured by
 real estate; includes
 loans for household
 and other personal
 expenditures)		           180,310	  130,071	    26,414    87,758	   87,338
Credit card			             106,737	   98,895	   108,641	   80,135	   81,932
Real estate construction    33,610	   41,581	    21,814	   16,782	   15,736
				                     ---------	 -------- 	----------	 ------- 	--------
			                      1,236,443 1,121,239  1,017,367 	 850,292 	 777,695
Less allowance for
 loan losses		             (22,458)	 (20,157) 	 (19,017)	 (17,190) 	(18,461)
			                     	---------	----------	---------- 	--------	--------
			                     $1,213,985$1,101,082 $  998,350 	$833,102	 $759,234
			                     ========== =========  =========   =======   =======

					                                 	December 31,
				                       -------------------------------------

                        				  1997	  1996		 1995		 1994	  1993
				                        -------	------	------	------	------
As a percentage of total loans:
 Real estate mortgage	       30.3%	  29.7%  29.0%	 31.8% 	30.4%
 Consumer			                 22.8  		24.3		 25.9		 26.9 		24.1
 Commercial and
   Financial		               21.0	  	21.9		 19.9		 19.6 		21.8
 Agricultural (except
  loans secured by
  real estate; includes
  loans for household
  and other personal
  expenditures)		            14.6	 	 11.6		 12.4		 10.3 		11.2
 Credit card		                8.6	  	 8.8		 10.7	   9.4 		10.5
 Real estate construction     2.7		   3.7		  2.1		  2.0 		 2.0
				                        -----	 	-----		-----		-----		-----
			                        	100.0% 	100.0%	100.0%	100.0%	100.0%
				                        =====	 	=====		=====		=====		=====


The Company has no foreign loans.
The following table presents loan maturities by ranges (except for real estate mortgage loans, credit card loans and consumer loans). Also included for loans due after one year are the amounts which have predetermined interest rates and floating or adjustable rates.

					                           As of December 31, 1997
                      --------------------------------------------------
										                                            Due after 1 year
									                                     --------------------------
									                                             Pre-	    Floating
			                        Due	  	 Due 1	   Due	  	determined	   	or
			                      Within  	through	  after	  interest	 adjustable
			                      1 Year  	5 Years	 5 Years	  rate	       rate
	                    		---------	 -------	 -------	 --------- ----------
Commercial and
 financial	           	$157,253	  $79,253  	$22,539	  $66,831	  $34,961
Agricultural          	 137,680	   39,246  	  3,384	   33,817	    8,813
Real estate
  construction	          16,187	    8,716	    8,707  	  6,865	   10,558

RISK MANAGEMENT
Overall risk management is an essential part of the operation of any financial services organization. There are three primary financial risk exposures: credit quality, interest rate sensitivity or market risk, and liquidity risk. Credit quality risk involves the risk of either not collecting interest when it is due or not receiving the principal balance of the loan or investment when it matures or is due. Interest rate sensitivity risk is the risk of reduced net interest income because of differences in the repricing characteristics of assets and liabilities, as well as the change in the market value of assets and liabilities as interest rates fluctuate. Liquidity risk is the risk that the Company will not be able to fund its obligations.

ASSET QUALITY
The quality of the Company's loan portfolio remains exceptionally strong. A key measure of the effectiveness of credit risk management is the percentage of the loan portfolio that is classified as nonperforming. Nonperforming loans include nonaccrual loans, loans 90 days or more past due and restructured loans. The Company's nonperforming loans totaled $4.2 million at December 31, 1997, as compared to $5.9 million at the end of 1996. As a percentage of total loans, nonperforming loans represents only .3% and .5% of the loan portfolio at December 31, 1997 and 1996, respectively.

Virtually all of the Company's loans, except credit card loans which are concentrated in the Midwest, are to Nebraska-based organizations. The Nebraska economy is somewhat dependent upon the general state of the agricultural economy, which has been good in the past several years. The agricultural economy is dependent upon commodity prices, weather and input costs. Crop yields were generally fair throughout the region during 1997. The prices for crops were not as high as they were in 1996. The decrease in grain prices helped the Company's cattle feeders to be profitable throughout most of the year. Loans to cattle feeders represent the Company's largest loan segment concentration, but the Company applies selective underwriting criteria to this segment. In addition to the Company's direct agricultural loans, some of its nonagricultural borrowers are affected by the overall agricultural economy in Nebraska. The Company's borrowers are to a lesser extent affected by the overall national economy. Farm income represents 7% of Nebraska's personal income.

Another area of loan concentration of the Company is in real estate related activities. This is normally one of the first areas affected by a downturn in the economy, but the Company applies selective underwriting in evaluating projects. Another area of significant risk in a downturn of the economy would be in the consumer and credit card areas. Credit card loans traditionally have a higher ratio of net charge-offs to loans outstanding than other areas in the loan portfolio. The Company has seen an increase in credit card charge-offs in the past two years. Credit card loans had $5.0 million total net charge-offs during 1997, $4.2 million in 1996 and $2.6 million in 1995. Nationally credit card charge-offs also increased during the past two years. The Company's credit card charge-offs are comparable to industry averages. Consumer loan charge-offs showed a decrease in 1997 from 1996, but were still higher than the abnormally low levels in the years prior to 1996. Consumer loan charge-offs are below industry levels.

Management reviews loans regularly, placing them on nonaccrual when it considers the collection of principal or interest questionable. Thereafter, income is not recorded unless it is received in cash or until such time as the borrower demonstrates an ability to pay interest and principal. During 1997, 1996 and 1995, the Company received approximately $398,000, $457,000 and $458,000 in interest on loans which had been previously charged-off or placed on nonaccrual. This interest was included in interest and fees on loans in the consolidated statements of income. As a general rule, credit card and consumer loans are evaluated for charge-off once the delinquency period reaches 90 days.

For other loans, specific reserves are established for any impaired loan for which the recorded investment exceeds the measured value of the loan. Impaired loans are measured based on either the present value of expected future cash flows discounted at the loan's effective rate, the market price of the loan, or, the method predominately used by the Company, the fair value of the underlying collateral if the loan is collateral dependent.

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

The following table presents the amount of nonperforming loans for the periods indicated:
                                            1997	  1996 	 1995 	 1994	 1993
							         	                          -----	 ------  -----  ----- -----

1.Nonaccrual, Past Due and
  Restructured Loans
  (a) Loans accounted for on
	     a nonaccrual basis			                $1,581 $3,429 $1,700 $1,150 $1,315
  (b) Accruing loans which are
     	contractually past due 90 days
	     or more as to principal or
	     interest payments				                 1,106 	  846	   690    384    432
(c) Loans not included above which
	   are "troubled debt restructurings"	     1,530 	1,597	 1,256  1,377  1,342

  i.	Gross interest income that would
	    have been recorded in the period
	    then ended if the loans listed in
	    categories (a) and (c) had been
	    current in accordance with
	    their original terms	 		               	 529  	 628	   350    285    305

  ii. Amount of interest income on
	     loans listed in categories (a) and (c)
	     that was included in net income
	     for the period.				                   	 244  	 395	   155    153    140

2.	Potential Problem Loans(1)		             4,631  6,660	 7,953  6,265  6,162
3.	Foreign Outstandings				                     -     	-	     -	     - 	    -
4. Loan Concentrations				                      -     	-   	  -	     -	     -

(1)	Balances shown are loans in which the primary source of repayment may not
be sufficient to meet the present 	terms of the loan. The Com-pany believes it
has sufficient security collateral to support the current loan balance.

PROVISION FOR LOAN LOSSES
The Company maintains an allowance for loan losses at a level considered by management to be adequate to provide for the risk of possible loan losses. The amount of the provision charged to operating expense is determined on the basis of several factors, including reviews of individual loans and an evaluation of their impairment, past due and nonaccruing loans outstanding, the level of the allowance for losses in relation to loans, actual loss experience, appraisals of the loan portfolio conducted by the Company's internal audit staff and by Federal bank examiners, and management's estimate of the impact of the current and future economic conditions. The Company expensed $8,297,000, $6,839,000 and $3,495,000 for estimated loan losses in 1997, 1996 and 1995, respectively.

Average loans increased 6.8% in 1997, 16.3% during 1996 and 15.1% in 1995. Net charge-offs were $6.0 million, $5.7 million and $2.5 million during 1997, 1996 and 1995, respectively. The increase in net charge-offs over the past three years is primarily in credit card charge-offs, although the Company's credit card charge-off ratios are comparable to national averages. Consumer loan charge-offs increased significantly in 1996 due to increased consumer bankruptcies, but they trended back down in 1997. In 1996, Nebraska bankruptcy filings rose by over 40%. Management feels the overall credit quality of the
Company's loan portfolio remains very good.   The increase in loan loss expense
during the last three years is primarily due to the increase in charge-offs, combined with the significant growth in loans in order to keep the loan loss
reserve at appropriate levels.   The loan loss reserve as a percentage of loans
was 1.82%, 1.80% and 1.87% at December 31, 1997, 1996 and 1995, respectively.

The following table presents an analysis of loan loss experience.

                             				1997	    	1996	    	1995	    	1994		    1993
			                           	-------   	-------  	-------- 	-------- 	-------

Average loans and
leases for the year        	$1,139,272	 $1,066,896	 $917,742	 $797,369	 $701,305
				                        ========== 	========== 	======== 	======== 	========
Reserve for loan losses:
Balance, beginning
 of year			                    $20,157    	$19,017  	$17,190  	$18,461  	$18,470
Provision charged
 to expense			                   8,297    	  6,839  	  3,495	      332	    1,143
Bank acquisitions			                 -         		-	      843  	    326	        -
Loans charged off:
 Real estate construction           	-	         	-	       	-	       	-	     (332)
 Real estate mortgage	            (100)	       (43)	     (66) 	    (27)	    (102)
 Agricultural		                   (158)	       (73)      (98) 	   (120) 	   (142)
 Commercial and financial       (1,159)   	   (734) 	    (70) 	    (64) 	   (135)
 Consumer			                    (1,452)	    (2,117)   (1,168) 	   (631) 	   (502)
 Credit card		                  (5,760)   	 (4,827) 	 (3,255) 	 (2,881) 	 (1,913)
Loan recoveries:
 Real estate construction           	-	         	-	       	-		       -  	    632
 Real estate mortgage	              84	        282	      185	      245  	     41
 Agricultural		                    225	         77  	    186  	    176  	    223
 Commercial and financial          839	        193  	    438	      397  	    340
 Consumer	   		                    736	        897  	    636  	    431  	    370
 Credit card		                     749	        646	      701	      545	      368
				                           -------	    -------   	------	  -------   -------
Net loans charged off	          (5,996)	    (5,699) 	 (2,511) 	 (1,929)	  (1,152)
				                           -------	    -------	  -------	  -------	  -------
Balance, end of year	          $22,458	    $20,157  	$19,017	  $17,190	  $18,461
				                           =======    	=======  	=======  	=======  	=======
Ratio of net charge-offs
 to average loans		                .53%	       .53%	     .27%	     .24%	     .16%
				                              ====	       ====	     ====	     ====	     ====

This table presents an allocation for loan losses by loan categories; however, the breakdown is based on a number of qualitative factors, and the amounts as such are not necessarily indicative of actual future charge-offs in any particular category.
				                     1997	  	1996	  	1995	  	1994	  	1993
				                     ----	  	----	  	----	  	----	  	----

Real estate
 construction	         $   330 $   628 $   419 $   331 $   221
Real estate mortgage	    3,009	 	2,493	 	2,902	 	2,927	 	2,476
Agricultural		           3,286		 3,169		 3,941		 2,658		 2,468
Commercial and
  financial			           4,690	 	4,896 		3,781 		3,887 		4,790
Consumer			              3,478		 3,302	 	3,152	 	2,472	 	2,162
Credit card			           7,175	 	5,398	 	4,623 		3,511 		2,712
Unallocated			             490		   271 		  199	 	1,404	 	3,632
				                     -----		------		------		------		------
			                    $22,458 $20,157 $19,017 $17,190 $18,461
			                     ====== =======  ======  ======  ======


MARKET RISK
The Company's principal objective for interest rate risk management is to manage exposure of net interest income to risks associated with interest rate movements. The Company trys to limit this exposure by matching the maturities of its assets and liabilities, along with the use of floating rate assets and liabilities which will move with interest rate movements.

Interest rate risk is measured and reported to the Company's Asset and Liability Management Committee (ALCO), which includes senior management representatives. Measurement and reporting methods include traditional gap analysis which measures the difference between assets and liabilities that reprice in a given time period, simulation modeling which produces projections of net interest income under various interest rate scenarios and balance sheet strategies, and economic valuation modeling which measures the sensitivity of equity value to changes in interest rates. Significant assumptions include rate sensitivities, prepayment risks, and the timing of changes in prime and deposit rates compared with changes in money market rates.

The Company's exposure to interest rate risk is reviewed on at least a quarterly basis by the Board of Directors and the ALCO. In addition each subsidiary bank has its own ALCO committee which reviews the interest rate risk of each subsidiary bank. If interest rate risk measurements are not within established guidelines, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits. In order to manage the exposure to interest rate fluctuations, the Company has developed strategies to manage its liquidity, shorten its effective maturities of interest-earning assets, and increase the interest rate sensitivity of its asset base. The Company has almost $400 million of assets whose interest rates are adjustable, primarily in a 30-day time frame.

One measure of interest rate sensitivity is an evaluation of the sensitivity of the Economic Value of Equity (EVE). The interest rate risk is measured from the dispersion of equity values above and below the value produced using current or base rates. EVE is the difference between the total present values of cash flowing into the Company and the total present values of cash flowing out of the Company in the future. The analysis performed by the Company assesses the risk of loss in interest rate sensitive instruments in the event of a sudden and sustained 50 to 200 basis points increase or decrease in the market interest rates. The Company's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in the EVE of 6%, 12%, 18% and 25% in the event of a sudden and sustained 50 to 200 basis points increase or decrease in market interest rates.

The following table presents the Company's projected change in EVE, for all assets and liabilities except for the Company's marketable equity securities, for the various rate shock levels as of December 31, 1997.

					     	                        					Percent Change
										                            	----------------
	Change in				              Economic Value 	Actual       			Board
	Interest Rates	  			         Of Equity	    Change 	Actual 	Limit
	-------------			             	--------    	-------	------ 	-----
	200 basis point increase	     $190,367	  $(46,388)	(19.6)%  (25)%
	150 basis point increase		     204,005	   (32,750)	(13.8)  	(18)
	100 basis point increase		     217,815	   (18,940)	 (8.0)  	(12)
  50 basis point increase		     231,273	    (5,482)	 (2.3)	   (6)
	Base scenario			              	236,755		        -	     -	     -
 	50 basis point decrease		    	245,840	     9,085	   3.8		   (6)
	100 basis point decrease		     252,409	    15,654	   6.6	   (12)
	150 basis point decrease		     259,315	    22,560	   9.5	   (18)
	200 basis point decrease		     265,741	    28,986	  12.2		  (25)

The preceding table indicates that at December 31, 1997, in the event of a sudden and sustained increase in prevailing market rates, the Company's EVE would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Company's EVE would be expected to increase. At December 31, 1997, the Company's estimated changes in EVE were within the targets established by the Board of Directors.

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposits decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the ALCO could undertake in response to changes in interest rates. Certain shortcomings are inherent in the method of analysis presented the computation of EVE. Actual values may differ from those projections presented, should market conditions vary from assumptions used in the calculation of the EVE. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the EVE. Finally, the ability of many borrowers, with adjustable rate loans, to repay their loans may decrease in the event of interest rate increases.

Below is a gap analysis, which is another means of analyzing interest rate risk, showing the Company's interest rate-sensitive assets (excluding assets on nonaccrual and overdrafts) and liabilities for various time periods in which they either mature, are repriceable or are callable (in thousands):

			                   1 to	  91 to    181 to	    1 to 5	  Over
			                 90 Days	180 Days  360 Days    Years	 5 Years   Total
			                --------	--------  --------  --------	--------	------

Assets:
Investments	     	$  66,574 $ 15,675 $  113,256  $351,590 $118,845 $  665,940
Loans			            556,694  	96,847    117,689   438,777   22,906  1,232,913
Mortgages held
 for sale		          31,360	       -	         -	        -	       -   	 31,360
Federal funds sold   36,495	       -	         -	        -	       -	    36,495
			                --------  -------    -------   -------  -------  ---------
			                 691,123  112,522    230,945   790,367  141,751  1,966,708
Liabilities:
Interest-bearing
 demand deposits	    39,980	       -  	  79,287   249,680        -   	368,947
Savings deposits	         -	       -	     7,630    84,757        -	    92,387
Time deposits	      279,260  159,897    276,903   118,943       48	   835,051
Short-term
 borrowings	        280,845	       -	         -	        -	       -   	280,845
Long-term debt	       5,000	  12,540	         -    36,630	       -	    54,170
			                --------  -------  ---------  --------  ------- 	---------
	               		  605,085  172,437    363,820   490,010	      48  1,631,400
			                --------	 -------	 ---------  --------	 -------  ---------
Repricing gap	    $  86,038 $(59,915) $(132,875) $300,357	$141,703 $  335,308
			                ========	========  =========  ========	========  =========
Cumulative
 repricing gap	   $  86,038 $ 26,123  $(106,752) $193,605 $335,308 $  335,308
			                ========	========  =========  ========	========  =========
GAP as a % of
 earning assets      		4.4%	    1.3%	     (5.4)%   	 9.8%	    17.0%	    17.0%
				                  ====	    ====	       ====	    ====	     ====	     ====

This table estimates the repricing maturities of the Company's interest sensitive assets and liabilities, based upon the Company's assessment of the repricing characteristics of contractual and non-contractual instruments. Non-contractual deposit liabilities are allocated among the various maturity ranges based upon the Company's analysis of the repricing characteristics of the non-contractual deposit liability.

The above gap analysis indicates that the Company's one year cumulative gap is negative by $106.8 million dollars. Generally, during a period of rising interest rates, a negative gap would adversely effect net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

The Company owns $82 million of marketable equity securities. The fair value of this portfolio has exposure to price risk. The following table shows the effect of stock price fluctuations of plus or minus 5%, plus or minus 10% and plus or minus 15%. These were selected based upon the probability of their occurrence.

                   		 	 			Fair	  Actual
	Change in Prices	  	     Value	  Change
						                    -----	  ------
	15% increase		        $94,753	 $ 12,359
	10% increase	  	       90,633	    8,239
	 5% increase	 	        86,514	    4,120
	Current fair value	    82,394	        -
	 5% decrease	 	        78,274	   (4,120)
	10% decrease	  	       74,155	   (8,239)
	15% decrease	  	       70,035	  (12,359)

Within the Company's public equity investment portfolio, a 5% or less increase in the value of the portfolio has occurred in 50% of the quarters over the past three years; a 5% to 10% increase in the value of the portfolio has occurred in 33% of the quarters over the past three years; a 10% to 15% increase in the value of the portfolio has occurred in one quarter in the past three years; and a 5% or less decrease has occurred in one quarter in the last three years.

Of the $82 million in marketable equity securities at December 31, 1997, approximately $17 million is in one holding. This stock position came about from a venture capital investment which made its initial public offering in January 1997. The Company's cost basis in this stock is $429,000. The Company has put a Zero Cost Collar (purchase of a put option and the selling of a call option from the same investment bank) on part of the shares of this stock owned, representing approximately $5 million in fair value, which locks the market value of these shares between $4,046,000 and $4,946,000. If the price of the stock remains within the put price and the call price, the collar will expire in July 1998, at no cost to the Company. If the Company sells these shares as a result of the exercise of the call option the Company will realize a gain of $3.9 million to $4.8 million.

In conclusion, the analysis of the above data indicates that the Company's earnings could be adversely effected by an increase in interest rates. All of the estimated changes fall within the guidelines of the Company's Board of Directors and the risks they are willing to take in order to generate profits for the Company.

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

The Company relies primarily on the Banks for its source of cash needs. The cash flow from the Banks to the Company comes in the form of dividends, tax benefits and rental payments. Total dividends that can be declared by the subsidiary banks without receiving prior approval from regulatory authorities are limited to each Bank's defined net income of that year combined with its retained defined net income from the previous two years subject to minimum regulatory capital requirements. For the calendar year 1998, the Banks have retained defined net income from the previous two years of approximately $20.7 million. The parent company holds approximately $83.0 million in cash, short-term investments and marketable securities as of December 31, 1997. The Company has the ability to issue commercial paper which could be used to provide liquidity to subsidiary banks. The Company has issued $4.8 million in commercial paper as of December 31, 1997. Long-term debt at December 31, 1997 includes $16.0 million of capital notes which have a payment of $2.5 million due in 1998 and $38.0 million of FHLB borrowings (at subsidiary banks) which have a payment of $10 million due in 1998.

The Company's risk-based capital ratios, which take into account the different credit risks among banking organizations' assets, have remained strong over the past three years. Tier 1 and total risk-based capital ratios were 13.5% and 14.9%, respectively, at December 31, 1997. These ratios are up slightly from 13.3% and 14.7%, respectively, at December 31, 1996, and 13.4% and 14.8%, respectively, at December 31, 1995. In accordance with the regulatory guidelines, unrealized gains and losses on the available for sale securities portfolio are excluded from the risk-based capital calculations.

The Company's leverage ratio, the ratio of Tier 1 capital to total quarterly average assets, was 9.7% at December 31, 1997 and 9.4% at December 31, 1996.

The Office of the Comptroller of the Currency typically defines a bank to be "well capitalized" if it maintains a Tier 1 capital ratio of a least 6.0%, a total risk-based capital ratio of at least 10.0% and a leverage ratio of at least 5.0%. It is the Company's intention to maintain sufficient capital in each of its subsidiary banks to permit them to maintain a "well-capitalized" designation. All of the Company's bank subsidiaries met the "well-capitalized" designation at December 31, 1997.

LEVERAGE RATIOS
These ratios measure the extent to which the Company has been financed by long-
term debt (before net unrealized gains and losses on securities available for sale).
								                                       1997	   1996 	1995
						                                       		----- 	-----	-----
Long-term debt to long-term debt plus equity	  20.5%	 21.9%	 24.5%
Total long-term debt to equity 			             25.7	  28.1	  32.5
Long-term debt to equity (parent only)		        7.7	   9.9	  12.4

FUNDING SOURCES
Average deposits were $1.58 billion in 1997 as compared to $1.47 billion during 1996 and $1.39 billion in 1995, a 7.2% and 5.6% increase, respectively. Average interest-bearing deposits increased from $1,151 million in 1995 to $1,208 million in 1996, to $1,285 million in 1997, a 4.9% and 6.4% increase, respectively. Noninterest-bearing demand deposits increased $28.5 million or 10.7% in 1997 from 1996 and increased 9.2% or $22.4 million in 1996. The increase in noninterest-bearing demand deposits can be primarily attributed to growth in public and business account relationships.

Average time deposits increased 5.8% during 1997 as compared to 1996, while interest-bearing demand and savings deposits increased 7.5%. The Company uses time deposits of $100,000 or more as a significant funding source. The following table presents time deposits of $100,000 or more by time remaining until maturity.

                   			As of December 31, 1997
		           --------------------------------------------
                        Over 3	   Over 6
	             3 Months	through	  through	   Over
	             or Less 	6 Months	12 Months	12 Months	Total
             	--------	-------- 	-------	 -------	 --------
             	$133,806	 $35,646	 $41,963	 $11,495	 $222,910

During 1996, the Company used a funding source it had not previously used, securitization. On July 18, 1996 the Company closed on the National Bank of Commerce Master Credit Card Trust (Trust). The initial pooling and servicing agreement will allow the National Bank of Commerce (Bank) to sell up to $100,000,000 of credit card receivables to the Trust. As these loan receivables are securitized, the Company's on-balance sheet funding needs are reduced by the amount of loans securitized. As of December 31, 1997 and 1996, the Company had sold $75 million and $56 million, respectively, of credit card receivables to the Trust.

EARNINGS PERFORMANCE

The Company's net income was $26,597,000, up 22% or $4,841,000 from 1996. The Company's net income for 1996 was $21,756,000, up $4,336,000 from 1995's net income of $17,420,000. The increase in net income in 1997 from 1996 can be attributed to several factors. The net yield on interest earning assets decreased from 4.10% in 1996 to 4.08% in 1997, but average earning assets increased $167 million during 1997, resulting in a $6.5 million increase in net
interest income.   Loan loss expense increased $1.5 million, which resulted a net increase in net interest income after the provision for loan losses of $5.0
million.   Gains on securities transactions increased $3.2 million over the amounts taken in 1996. These gains were primarily taken in the Company's Global fund, due to certain positions reaching levels where management felt the prices of the investments had reached their maximum potential.

The increase in income in 1996 over 1995 was due primarily to an increase in net interest income, due to a significant increase in the net yield on interest earning assets, from 3.93% in 1995 to 4.10% in 1996. The increase in net interest income was partially offset by an increase in the provision for loan losses of $3.3 million.

NET INTEREST INCOME
Net interest income, the principal source of earnings, is the difference between the interest income generated by earning assets and the total cost of the liabilities obtained to fund the earning assets. Net interest income in 1997 was
$76.6 million as compared $70.1 million and $60.9 million in the prior two years.
The Company's net yield on interest-earning assets (net interest income as a percent of average earning assets) increased from 3.93% in 1995 to 4.10% in 1996 and decreased slightly to 4.08% in 1997.  A flat yield curve and stiff competition for deposits contributed to the lower net yield on earning assets in
1995.  As a result of the Company's growth in earning assets, the Company employed a strategy to run deposit specials at rates higher than it would normally pay on deposits with comparable length maturities.  These specials were run early in the year and by the end of 1995 most of these specials had matured with the deposits retained at more normal rates.  This resulted in the increase in the net yield on earning assets to 4.10% in 1996.  In addition, the Company decided to fund some of its loan growth with more non-traditional funding sources.  The Company increased its borrowings from the Federal Home Loan Bank in 1996, started making more use of brokered deposits and increased its use of other short-term borrowing sources such as federal funds purchased and securities sold under agreement to repurchase.  In addition, the Company securitized $56 million in credit card receivables during the 1996.
The Federal Reserve increased short-term rates in the first quarter of 1997, which resulted in an increase in the Company's cost of funds.  The Company was unable to increase the yield on its earning assets at the same rate, so therefore, there was a slight decline in the net yield on earning assets.
The impact of these strategies can be seen in the table shown on following page.
The tables attribute changes in net interest income either to changes in average balances or to changes in average rates for earning assets and interest-bearing liabilities. The change in interest due jointly to volume and rate has been allocated to volume and rate in proportion to the relationship of the absolute dollar amount of change in each.
							                             1997/96	              	1996/95
				                        	-----------------------	----------------------
				                           		  Amounts			               Amounts
	                           					Attributable	          	Attributable
						                          to Changes in	          	to Changes in
				                       	------------------------ -----------------------
								                                     Total			                    Total
					                        Volume    Rate  Change    Volume    Rate    Change
                       					-------  ------- ------   -------   ------   ------

Interest and fees on loans 	$ 6,608  $  182  $ 6,790  $13,628  $(1,894)  $11,734
Interest on taxable
  investment securities		     4,452   2,526    6,978      305      450	      755
Interest on state
  and municipal obligations	   (129)	    27	    (102)    (132)	      5	     (127)
Equity securities        			    910  	 (570)     340      274	      55	      329
Interest on mortgages
  held for sale			             (337) 	   58	    (279)   1,005	    (265) 	    740
Interest on short-term
  investments			                (34)	   (23)     (57)    (729)   	(200) 	   (929)
					                       -------	  -----   ------   ------   ------   ------
Total interest income		      11,470  	2,200	  13,670   14,351   (1,849) 	 12,502
					                       -------  	-----  	------   ------   ------   ------
Interest on deposits:
Interest-bearing demand	   	  1,448	   (153)   1,295      329	    (347) 	    (18)
Savings deposits			             163	     61	     224      111	     (46) 	     65
Other time deposits		         2,662	    705	   3,367    2,268   (2,156) 	    112
Interest on federal
  funds purchased			          2,006	     90	   2,096      782	     (41) 	    741
Interest on short-term
 borrowings				                 770	    218  	   988    2,194    	(429) 	  1,765
Interest on long-term debt	    (933)	   153	    (780)     891	    (271) 	    620
					                       -------   -----    -----    -----    ------    -----
Total interest expense		      6,116	  1,074	   7,190    6,575   (3,290) 	  3,285
					                       -------   -----    -----    -----    ------    -----
Net interest income		       $ 5,354  $1,126	 $ 6,480  $ 7,776   $ 1,441  $ 9,217
					                       =======   =====    =====   ======    ======   ======



Nonaccruing loans have been included in average total loans. Loan fees on new loans have been included in interest income, but the amounts of such fees are not considered material to total interest income. Tax-exempt interest is not on a tax-equivalent basis. The change due to rates in 1997/96 is positive despite the small decline in the net yield on interest earning assets due to the increase in net interest earning assets (i.e. interest yielding assets less interest bearing liabilities).

NONINTEREST INCOME
Noninterest income continues to be a significant source of revenues.  Management has stressed the importance of growth of noninterest income to enhance the
Company's profitability.  As a percentage of net revenues (net interest income plus noninterest income), noninterest income was 41%, 39%, and 36% during 1997,
1996 and 1995, respectively.  The following table shows the breakdown of noninterest income and the percentage changes.
									                                           	Percent Increase
										                                              (Decrease)
										                                           -----------------
				                          1997		  1996		   1995		1997/96 	1996/95
			                        	-------	-------	--------	--------	--------

Credit card			              $13,047	$10,591	$  4,965	  23.2%	  113.3%
Computer services	 	          8,904	  8,491	   8,147	   4.9	     4.2
Other service charges
  and fees			                 7,829	  6,217	   5,293	  25.9	    17.5
Trust services		              6,469	  5,840	   5,272	  10.8	    10.8
Service charges on
  deposits			                 5,562	  5,231	   4,893	   6.3	     6.9
Mortgage banking		            5,425	  4,868	   3,571	  11.4	    36.3
Gains on securities sales     4,861	  1,672	     581	 190.7	   187.8
Other income		                1,742	  1,120	   1,128	  55.5	     (.7)
				                        -------	-------	-------
Total noninterest income    $53,839	$44,030	$33,850	   22.3	    30.1
				                        =======	=======	=======

Noninterest income increased $9,809,000 or 22.2% in 1997 from 1996. If securities gains of $4,861,000 and $1,672,000 in 1997 and 1996, respectively, were excluded, noninterest income would have been $49.0 million in 1997 compared to $42.4 million in 1996, a 15.6% increase. These securities gains were primarily the result of selling certain positions held in the Company's Global Fund. Credit card income increased $2.5 million due to increased credit card activity, particularly interchange and merchant income, due to an increased card holder base. Discount brokerage fee income and bond investment fees on bonds sold by the National Bank of Commerce are primarily responsible for a 25.9% increase in other service charges and fees. Trust services fees increased 10.8% due primarily to an increase in activity and an increase in the value of assets being managed. Mortgage banking revenues increased due to an increase in servicing income, origination fees and underwriting fee income, all due to an increase in activity. Other income increased primarily due to gains on the sale of mortgages held for sale and profit sharing payments received on some other real estate owned (which had been previously sold) based on the earnings being generated off of the real estate.

The increase in noninterest income in 1996 from 1995 can be primarily attributed to an increase in activity. Credit card income increased $5,626,000 due to an increase in merchant discount income, combined with an increase in interchange income from the joint venture initiated in 1995 with a large catalog sales organization (Cabela's) to issue a co-branded credit card to its customer base. The increase in other service charges and fees can be primarily related to a volume increase in discount brokerage sales which resulted in an increase in fee income and fee income from sales of bonds to correspondent banks. Trust services income increased due to an increase in activity and managed assets. Mortgage banking revenues increased due to an increase in servicing income, origination fees and underwriting fee income, all due to an increase in activity. Gains on securities sales are attributable to sales of equity securities out of the Company's Global fund.

Noninterest Expense
The emphasis on growth in fee-based services income requires significant investments in staff, training and technology.  The following table shows the breakdown of noninterest expense and the percentage change for 1997, 1996 and
1995.
									                                      	Percent Increase
										                                         (Decrease)
								                                          ----------------
				                        1997  		1996	 	1995	 	1997/96	1996/95
                     				--------	------	 ------ 	------- 	-------

Salaries and
 employee benefits	       $39,475	$35,808	$33,101	  10.2%	  8.2%
Credit card fees		          7,921	  7,055	  3,751	  12.3	  88.1
Equipment expense		         5,538	  5,523	  4,770	    .3	  15.8
Net occupancy expense	      4,496	  3,980	  3,815	  13.0	   4.3
Communications		            4,221	  4,159	  3,647	   1.5	  14.0
Fees and insurance	         3,802	  3,770	  5,117	    .8	 (26.3)
Business development	       3,695	  3,990	  2,649	  (7.4)	 50.6
Supplies			                 2,539	  2,404	  2,395	   5.6	    .4
Amortization of mortgage
  servicing rights	         2,067	  1,537	    747	  34.5 	105.8
Other expenses		            7,349	  5,686	  4,401	  29.2	  29.2
				                      -------	-------	-------
Total noninterest
  expense			              $81,103	$73,912	$64,393	   9.7	  14.8
			                      	=======	=======	========
Efficiency ratio (1)	       63.1%   64.5%    67.8%
Average number of full-time
 equivalent employees	     1,108  	 1,035 	  1,015
Personnel expense per
 employee (in dollars  )	$35,627	 $34,597 	$32,612

(1) Computed as noninterest expense (excluding net cost of real estate owned, minority interest and goodwill amortization) divided by the sum of net interest income and noninterest income (excluding securities gains (losses)).

Noninterest expenses were $81,103,000 in 1997 compared to $73,912,000 in 1996. Salaries and employee benefits increased $3.7 million or 10.2% generally due to increases in the levels of pay and the number of employees. Credit card processing fees increased $866,000 due to increased activity and an increase in Cabela's bucks expense (points earned from using the Cabela's credit card that can be redeemed for merchandise at Cabela's). Net occupancy expense increased 13.0% generally due to building new and remodeling existing facilities. The increase in amortization of mortgage servicing rights is due to the adoption of Statement of Financial Accounting Standards No. 122 in 1995, and the related costs being capitalized and amortized over the the life of the related servicing income. The largest components in the increase in other expenses are increases in minority interest expense because of the Cabela's joint venture of $696,000, additional consulting expenses of $603,000 and increased travel expenses of $600,000 primarily relating to the Company's computer service company.

Noninterest expenses were $73.9 million in 1996 as compared to $64.4 million in 1995. Salaries and employee benefits increased $2.7 million or 8.2% due primarily to increases in the level of pay, combined with an increase in the number of employees. The increase in equipment expense was due primarily to a write-down taken during the year on computer equipment which will have to be upgraded during 1997 to handle software upgrades. The decrease in fees and insurance is due to a decrease in FDIC fees of $1.5 million. Communications expense increased 14% due to First Commerce Technologies now doing processing for several Florida banks, combined with an increase in postage costs related to the Cabela's joint-venture started in 1995. Business development costs
increased over $1.3 million.   A contribution to the NBC Foundation during 1996
accounted for $463,000 of this increase. Credit card advertising costs in both the National Bank of Commerce and the Cabela's joint-venture accounted for the balance of the increase. The increase in other expenses is due primarily to an increase in travel costs of $200,000 and an increase in minority interest expense because of the Cabela's joint-venture of $764,000.

INCOME TAXES
The provision for income taxes was $14,428,000 in 1997, $11,629,000 in 1996 and $9,431,000 in 1995. The changes from year to year can be primarily attributed to the increase in income before income taxes.

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

TRENDS AND UNCERTAINTIES
ECONOMY. The projected outlook for the Nebraska economy over the next couple of years is for growth in employment (2.0% growth), personal income (6.2% annual growth), and retail sales (5.5% growth). Construction activity has been solid, while retail sales growth has been favorable. The manufacturing base in the state continues to operate at expanding levels. Motor vehicle and farm equipment sales have been strong. The state's fiscal position is favorable from the standpoint of the amount of excess tax receipts being received over budgeted expenditures. The U. S. economy should realize moderate growth as the Federal Reserve Board attempts to maintain balance between growth and inflation, but the financial weakness in Asian countries may have a depressing influence on the U.
S. economy. Agricultural exports may be reduced due to the Asian economic uncertainties.

The financial results of the 1997 Nebraska farm sector have been mixed. Crop prices are much lower relative to last year, and crop yields were average. Cattle feeders realized improved profitability in the early part of the year, while losses were incurred in the last half of the year. Ranch operations have been reflecting profits (reduced herd inventories). Agricultural real estate values have risen. Personal bankruptcy filings have stabilized but remain at historically high levels.

ENVIRONMENTAL. Many environmental issues are being discussed on the national and local level. In Nebraska, water is used to irrigate nearly six million acres of semi-arid cropland. The state is now discussing issues relating to domestic, agricultural, and environmental uses of water. Legislation has been implemented to recognize the inter-relationship between ground and surface water. Discussions and regulations have also focused on water quality, moratoriums on new irrigation wells and preserving wildlife habitat. These discussions may ultimately have an impact on the agricultural practices.

EXPANSION ACTIVITIES. The Company is making efforts to expand activities and to grow in order to increase net income. The Company has the capacity to expand its computer processing business and continues to pursue and obtain additional customers. The Company has obtained additional data processing business from banks, and the acquisition of additional data processing centers is possible. The Company has actively attempted to increase its mortgage banking and mortgage servicing business and is considering possible geographic expansion. The Company may also attempt to acquire servicing from other servicing companies in the future. The Western Nebraska National Bank's loan production office in Valentine will be converting to a full service bank (new bank charter pending regulatory approval) in order to provide complete banking services to the growing client base. The National Bank of Commerce and Cabela's, a catalog sales company, created a joint company in 1995 for the purpose of issuing a "co-branded" credit card. This joint company has been successful in obtaining 72,000 active accounts from Cabela's clients. In 1998, they will continue to solicit new cardholders. The Company expects to make further acquisitions in the future although there are no identified opportunities at this time. In 1997, subsidiary banks opened loan/deposit production offices in Kansas, Colorado and two in Nebraska. These offices are attracting new customers and allowing the company to expand geographically. The Company has minority ownership interests in six early stage venture capital companies. One of these companies successfully completed an initial public stock offering in 1997. The Company will continue to explore venture capital investment opportunities.

YEAR 2000. A significant technological issue impacting all companies worldwide is the need to modify their computer information systems to properly process transactions relating to the year 2000 and beyond. The Company has implemented a formal program to review its software programs and other time sensitive systems for year 2000 compliance. The Company expects to incur internal staff costs as well as consulting and other expenses related to the execution of the implementation plan. A portion of these expenses may be incorporated in the cost of normal software upgrades and involve the redeployment of existing information technology resources. Presently, management has not yet completely determined the year 2000 implementation costs, but they are not expected to have a material financial impact on the Company. It is the Company's intent to have all critical programs updated and tested for year 2000 compliance by December 31, 1998. Progress is reported to the Board of Directors at least quarterly.

REGULATORY. During 1992 the FDIC (Federal Deposit Insurance Corporation) implemented a new risk-based assessment system where each insured depository institution pays an assessment rate based on the combination of its capital and supervisory condition. The FDIC Board intends to review the rate schedules every six months to ensure that the assigned rates are consistent with economic conditions and allow the funds to maintain the statutory-mandated 1.25 percent reserve ratio. All of the Company's subsidiary banks presently meet the conditions required under the new system to pay the lowest possible rate. The banking industry has been assessed a portion of the FICO bond debt service costs. The plethora of recent bank regulations has resulted in the employment of greater company resources to ensure regulatory compliance. Risk-based capital guidelines established by regulatory agencies set minimum capital standards based on the level of risk associated with a financial institution's assets. As of December 31, 1997, the Company and all of its bank subsidiaries exceed the minimum capital requirements as mandated by regulatory agencies (See Footnote O).

STOCK REPURCHASE PROGRAM. During 1994, the Board of Directors announced its intentions of purchasing shares of its common stock when appropriate and at a price management believes advantageous to the Company. During 1997, the Company acquired 15,000 shares of its Class A stock and 1,700 shares of its Class B stock at an average price of $21.50. All outstanding treasury stock was retired as of December 31, 1997.

FORWARD LOOKING INFORMATION
When used or incorporated by reference in disclosure documents, the words "anticipate," "estimate," "expect," "project," "target," "goal," and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected or projected. These forward-looking statements speak only as of the date of the document. The Company expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SENIOR OFFICERS

*	James Stuart Jr.
 	Chairman and Chief Executive Officer
*	Stuart Bartruff
	 Executive Vice President and Secretary
*	Brad Korell
	 Executive Vice President
*	Mark Hansen
	 Senior Vice President
	 Thomas L. Alexander
 	Senior Vice President, Human Resources
	 Joan Cromwell
 	Senior Vice President and Senior Auditor
	 Donald D. Kinley
	 Vice President and Treasurer
	 Karen Kuhn
	 Vice President, Marketing
	 James R. Richardson
	 Vice President and Loan Services Manager
	* Executive Officer


DIRECTORS

	David Calhoun
	 Chairman and Chief Executive Officer
	 Jacob North Printing
	Connie Lapaseotes
	 Lapaseotes, Ltd.
	 Cattle Feeding, Ranching and Farming
	John G. Lowe, III
	 Owner, Lowe Investment Co.
	 Investment Firm
	John C. Osborne
	 President, Industrial Irrigation Services
	Richard C. Schmoker
	 Attorney and Partner, Faegre & Benson
	William C. Schmoker
	 Assistant Vice President
	 Norwest Investment Management, Inc

	Kenneth W. Staab
	 Staab Restaurant Management
	James Stuart
	 Chairman, Stuart Management Co.
	 Managing of Outdoor Advertising Companies
	James Stuart, Jr.
	 Chairman and Chief Executive Officer
	 First Commerce Bancshares, Inc.
	James Stuart, III
	 Chairman and Chief Executive Officer
	 First Commerce Investors, Inc.
	Scott Stuart
	 Managing Partner
	 KJS, LLC, Outdoor Advertising

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

Robert Morris, President
 and Chief Executive Officer
 City National Bank
 Hastings, Nebraska

Larry L. Jepson, Chairman
 and Chief Executive Officer
John Cannon, President
 First National Bank
 Kearney, Nebraska

Rick Harbaugh, President
 and Chief Executive Officer
 The Overland National Bank
 Grand Island, Nebraska

Kenneth W. Foster, Chairman
Mark Jepson, President
 and Chief Executive Officer
 First National Bank
 McCook, Nebraska

Mary C. Gerdes, President and
 Chief Executive Officer
 Western Nebraska National Bank
 North Platte - Alliance - Bridgeport, Nebraska

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


Transfer Agent:
	Chemical Mellon Shareholder Services
	Mellon Bank, N.A.
	P. O. Box 444
	Pittsburgh, PA 15230
	Telephone:  (412) 236-8173
	Website:  www.chasemellon.com


Stock:
	The Company's common stock is traded
	on the over-the-counter market. Quotations are furnished by NASDAQ Symbol FCBIA and FCBIB.


Form 10-K Available:
	A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission may be obtained without charge by any shareholder requesting it in writing. Please direct your request to Donald Kinley, Vice President and
	Treasurer, at the Corporate office.


Annual Shareholders Meeting:
	April 21, 1998
	Country Club of Lincoln
	Lincoln, Nebraska


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