Form 10-K, Exhibit 13
period 1998-12-31
FIRST COMMERCE BANCSHARES INC
filed 1999-03-25
CIK 768532

First Commerce Bancshares & Subsidiaries o 1
Description of Business

First Commerce Bancshares, Inc. (the Company) is a multi-bank holding company organized as a Nebraska corporation. The Company's primary business is the ownership and management of eight commercial bank subsidiaries, a mortgage company and an asset management company. These subsidiaries provide a comprehensive range of trust, commercial, consumer, correspondent, retail deposit services and mortgage banking services. The Company provides computer services to banks throughout Nebraska and surrounding states through its subsidiary, First Commerce Technologies, Inc. First Commerce Technologies presently has four computer centers in Nebraska, two in Kansas, one in Arkansas, Colorado, Florida, New Mexico and Texas.

The Company is geographically located throughout Nebraska with full service banking offices in Alliance, Bridgeport, Grand Island, Hastings, Kearney, Lincoln, McCook, North Platte, Valentine and West Point. Loan/deposit production offices are located in Cairo, Holdrege, Hyannis, Mullen, Snyder, and Wood River, Nebraska; Burlington, Colorado; and Goodland, Kansas.


Financial Highlights  (In Thousands Except Per Share Data)
                                                                                                         Percent
At December 31,                                                            1998            1997          Change
                                                                          ------          ------         -------

Assets                                                                   $2,384,745     $2,251,100         5.9%
Investments                                                                 747,844        691,144         8.2
Loans                                                                     1,284,007      1,236,443         3.8
Deposits                                                                  1,728,500      1,649,494         4.8
Stockholders' equity                                                        248,646        232,580         6.9
Per share data:
   Stockholders' equity before net unrealized gains
     (losses) on securities available for sale                                17.36          15.57        11.5
   Total stockholders' equity                                                 18.40          17.19         7.0
   Closing bid price
     Class A                                                                  26.25          29.00        (9.5)
     Class B                                                                  28.00          32.50       (13.8)

                                                           Percent                        Percent
Year Ended December 31,                      1998          Change          1997           Change          1996
                                           --------       --------       --------        --------       --------

Net interest income                          $82,197         7.3%           $76,586         9.2%           $70,106
Provision for loan losses                      7,658        (7.7)             8,297        21.3              6,839
Noninterest income                            65,714        22.1             53,839        22.3             44,030
Noninterest expense                           95,286        17.5             81,103         9.7             73,912
Net income                                    29,035         9.2             26,597        22.3             21,756

Return on average equity before
   net unrealized gains (losses) on
   securities available for sale               13.05%                         13.28%                        12.14%
Per share data:
   Basic net income                            $2.15                          $1.96                         $1.60
   Dividends                                     .34                            .30                           .26
Marketable equities (cost)                   $52,057                        $43,217                        $33,309
Marketable equities (fair value)              72,258                         73,913                         44,169

Dear Stockholders:
Our Company had another good year of earnings growth and operational improvement in 1998. Net income for the year was $29.0 million, up 9.2% over the previous record year of $26.6 million. On a per share basis, 1998 earnings were $2.15 versus $1.96 in 1997, up 9.7%.

Our earnings improvement was due to another year of increased net interest income, very low loan losses, a wonderful year of increased fee income, and gains on securities in our Global Fund. Asset growth during the year was less impressive, up only 5.9% over 1997, ending 1998 at $2.38 billion. Average asset growth was somewhat better, up 9% for the year. [OBJECT OMITTED]A year ago we introduced a new earnings term called "normalized earnings" which we hoped would be helpful to you in being able to compare earnings for different periods without being distorted by "non-core" earnings such as Global gains, bond gains, gains from sale of venture capital positions, etc. In 1998 our normalized earnings were $26 million, up 11% over normalized earnings in 1997.

                          Normalized Earnings Schedule

                                   1995       1996       1997       1998
                                   ----       ----       ----       ----
Net income                       $17,420    $21,756    $26,597    $29,035
Less global gains net of tax         332      1,063      3,067      2,986
Less venture capital gains (losses)   76       (116)         -        (36)
Less securities gains net of tax        46        24           94        26
                                --------------------   --------------------
Normalized earnings              $16,966    $20,785    $23,436    $26,059
                                  ======     ======     ======     ======


As I mentioned in the 1998 Third Quarter Report, the healthy earnings growth of our Company in 1998 is a continuation of a pattern of earnings and asset growth which began ten years ago. During these past ten years, our Company has grown from $955 million of total assets in 1988 to $2.38 billion on December 31, 1998, and earnings have increased from $9.7 million in 1988 to $29 million in 1998. This ten-year report card is very, very good. Needless to say, all of us are proud of this excellent business success.

During this past ten-year period, we have generally had a solid economic arena in which to compete. Our agricultural commodity prices have been reasonably good, our national economy has been growing at a surprising pace for a long period, and our U. S. equity markets have enjoyed unprecedented gains. Also, during this period we have had some unique opportunities to capitalize on mistakes made by some of our competitors which in some markets has enabled us to accelerate our growth rate and improve market share. I have said this before, and I am repeating myself, as I believe that the big picture environment of today and what I see during the next few years will be more difficult for us than the past ten years. I am not predicting doom and gloom, just a tougher environment.

In the next few pages I will discuss many important components of our business to give you a big picture look at recent important Company activity. We provide you with this information because review of our consolidated profit and loss statement and balance sheet, although very real, does not paint a complete or clear picture of our Company activity. At the conclusion of this review, I will also share some of my thoughts on what I expect our Company will be able to accomplish in the few years ahead.

GROWTH
Although asset and loan growth has been good during the past ten years, assets this past year increased only 5.9% to $2.38 billion at year-end. Loans were up only 3.8% to $1.28 billion at year-end. This reduced growth occurred in part due to poor cattle and hog prices and poor grain prices in our farm sector. Other loan sectors were impacted by low interest rates that enabled many of our loan customers to find long-term fixed rate loans from long-term lenders to replace our shorter term credits. Changing competitive patterns in our installment and student loan activities also slowed our overall loan growth rate, and a very tough competitive environment in general negatively impacted our overall loan growth.

LOAN QUALITY
As I continue to mention in these reviews, excessive loan losses kill bank earnings, and ultimately can kill banks, period. We continue our strong credit quality standard and have not and will not alter our long-term commitment to credit quality, even in this new arena of tougher competition. Our loss ratios (excluding credit card) are well in line with industry averages as are our loss reserves to loans. Our "watch list" grew considerably this past year, mostly as a result of the poor farm economy. A larger watch list does not necessarily mean higher actual loan losses, but another year of economic stress in our agricultural sector will certainly translate into higher future losses. [OBJECT OMITTED][OBJECT OMITTED] CREDIT CARD Our credit card business made major progress this year in stabilizing loss rates, improving profitability, and continuing rapid growth. This business began to change rapidly a few years ago with a proliferation of card offerings at lower rates and fees to consumers, many of which had sub-par credit standings. This rapid shift in the industry norm caused many that were previously in this business to fold their tents, lick their wounds, and look for other things to do. At First Commerce, we have found ways to reduce losses, improve our collection process, increase fees, and continue to grow.

As mentioned in past reports, a few years ago we entered into a joint venture with Cabela's, "The World's Foremost Outfitter of Hunting, Fishing, and Outdoor Gear." This co-branded card partnership continues to be very successful. We admire and work well with our partners. With this partnership, our active credit card accounts outstanding now number over 160,000, and our managed loan volume from credit cards now exceeds $200 million. Our hats are off to those who have provided excellent leadership to this rapidly changing and important business -- Mark Hansen, Executive Vice President and Senior Lending Officer at NBC; Tom Boatman, Senior Vice President and Manager of our BankCard Division; Sue Saathoff, Vice President and Chief Operating Officer of our BankCard Division. [OBJECT OMITTED][OBJECT OMITTED]

FIRST COMMERCE MORTGAGE
Our mortgage company had another wonderful year in 1998 with net income of $1.2 million, and loan servicing growth of 36.8%, ending the 1998 year with servicing volume of $1.6 billion. At the beginning of 1998, mortgage rates fell rapidly to levels we have not seen for many years. This created a huge wave of refinancing activity, increasing volume for FCM to levels three times that of normal. Our management team did a skillful job of controlling interest rate exposure and were very successful in profitably selling unhedged mortgages into the secondary markets, enabling us to offset the losses incurred by writing down previously booked mortgage servicing rights caused by the heavy refinancing activity. FCM borrows heavily from NBC to support its warehouse activity. And, it is also one of NBC's largest deposit customers with average balances in excess of $47 million.

During the year Jeff Holmberg was named Chief Executive Officer, effectively and smoothly completing the management transition planned a year ago. We are thankful for the many years of dedicated service which Doug Alford, FCM's former president, provided us. This past year, between the earnings of FCM, origination fees generated from our operating businesses, dollars earned by NBC from loans made to FCM, and interest earned on the FCM deposit balances, this business activity earned First Commerce over $3 million.
[OBJECT OMITTED][OBJECT OMITTED]


FEE INCOME
During 1998, fee income generated in various parts of our consolidated Company increased $11.0 million to $58.2 million, up 23.3% over 1997. This is a very substantial increase without which we would not have been able to achieve our 1998 earnings targets. This excellent fee income growth occurred in our BankCard Division, Trust Division, our mortgage origination activity, brokerage, and investment fees generated by First Commerce Investors. This has been wonderful growth for us.

RETAIL
Our retail function continues to strengthen our relationships with our customers through continued quality service and cross selling activities. Our customers like to bank with us, and we are working hard to continue to earn their trust and find more good people to do business with. Jo Kinsey and staff are doing a great job of making banking fun again for our customers and our people. Important pieces of new technology were put in place this past year - a data base marketing system (managed by Judy Terwilliger) and an account profitability measuring system, which will make us more effective marketers and will enable us to do a better job managing customer relationships for future growth.

During 1998, we opened our new Call Center at NBC, and it has been enormously successful. Under the leadership of Sandra Walsh, our Call Center now receives customer calls at a rate of 4,000 a week. This translates into 208,000 calls per year. Sandra and our excellent Call Center staff do a wonderful job of maintaining our traditional quality service, do an excellent job of cross-selling, and free up our Personal Bankers for effective and important face-to-face work with our customers in our banks and branches.

We have web sites (www.fcbi.com) for every bank and now an interactive home banking product that allows our customers to access our bank services with their home PC over the Internet. This "electronic banking" function will grow importantly over the next five years and keep our Company in the front of the race in providing our customers new, convenient ways to access our many financial services.

FIRST COMMERCE INVESTORS AND NBC TRUST DIVISION
Our Trust Division, which is part of the National Bank of Commerce, and First Commerce Investors, which is a holding company subsidiary, have done an excellent job of increasing revenue and profits during the past three years. In the fall of 1997, the vast majority of the NBC co-mingled funds were converted into mutual funds, which provide a better product for our customers. Our Trust Division is capably led by Steve Caswell and a team of real pros who do a great job for our customers and bring in significant new business each year. Vicki Huff and the Trust Department staff continue to lead the new business charge for us and deserve a big hand for their wonderful work.

At First Commerce Investors, Jim Stuart, III, Chairman, and Cam Hinds, President and Chief Investment Officer, along with a crew of very capable people have developed a very important investment business, which has the potential to provide us with good future growth. The current challenge is growing our mutual funds.





FIRST COMMERCE TECHNOLOGIES, INC.
First Commerce Technologies lost $888,000 in 1998. Principal causes of the loss were 1) communication expenses running much higher than plan, 2) increased costs relative to work done to be Year 2000 ready (mostly extra people), and 3) costs incurred (hardware and software) to provide better customer service and enhance our existing products. Needless to say, none of us are happy about the loss. We anticipate being able to run FCT at breakeven levels in 1999, and are then hopeful that our improved products and service quality will begin to produce higher revenues and profits in 2000 and beyond.

Bank technology has been changing very rapidly during the past five years and we have invested heavily during this period to provide ourselves and FCT customers with the technology and service level to enable us to remain competitive in today's and tomorrow's banking environment.

FCT has excellent people, they have improved service levels, and they have made excellent product improvement. This year, we have yet another year of heavy investment in products and a heavy year of completion of converting all of our customers to new Year 2000 ready and more user-friendly products. In the following year, we should begin to see the results of our heavy investment in this business. We have not done a good job of predicting results.

WESTERN NEBRASKA NATIONAL BANKS
At Western Nebraska National Banks (North Platte and Valentine), which I call "Western," growth continues at a very rapid pace. Total loans (when Valentine is included) increased to $162 million at the end of last year, up 17% from a year ago, and total assets as of year-end 1998 (when Valentine is included) were $240 million, up 14% over the previous year, and up 176% from five years ago. Expansion of our Alliance building is nearly complete, and we have recently hired two new outstanding people, Daryl Krejci and Jerry Beagle, to complement Frank Tolstedt, Marvin Larabee and Miles Colson. This great team has the town "abuzz" and new customers are standing in line to get in.

In Valentine, Jan Lallman and Monty Nieffer have a new building under construction that, when completed, will boost the already strong growth which has occurred there. Total assets at year-end in Valentine were $17 million. This is a conversion of an LPO which we began only three years ago. Jan, Monty and their staff have plans to add a significant amount of new business this year in this wonderful Nebraska Sandhills ranch country.

Mary Gerdes, President of Western, Joe Scherger, Executive Vice President, and Leland Poppe, Executive Vice President, have created a wonderful team of highly motivated people who are working hard, having fun, and winning. Upfront costs of goodwill created from past acquisitions and strong depreciation charges created by construction of the many new facilities dampen current earnings, but continued growth and time will make Western one of our largest profit centers. As I have said before, this is not "business as usual."

GLOBAL
We had another good year with our Global investments. At year end, Global's market value was $70.1 million with a cost of $52.1 million, thus creating potential future pre-tax gains (if December 31, 1998 prices hold) of $18 million. During 1998, $3.0 million was taken in net after tax gains and income, which was included in Company net income.

Investment returns in 1998 for Global were 16.86%, which compares well to the Lipper Global Equity Index of 14.63%. Over the past three and five years, our Global returns have been 18.33% and 16.06%, respectively, which is quite good and better than our expectation. Global continues to provide us with a diversified earnings stream, a source of spare capital, and a source of potential emergency liquidity. Jim Stuart, III, and Cam Hinds, our FCI leaders, do a good job of managing this important pool of Company capital.


COMPANY ACTIVITIES
During this past year, Stuart Bartruff and I looked at a good number of potential acquisitions and bid on a few. We were not successful on any of our bids at the prices we felt would benefit our Company over the long run. Current acquisition prices for banks with little growth potential have been in the 2.5x book value area, and banks in growth markets are fetching handsome 3x book and higher prices. Stuart and I have not been able to justify paying excessive prices which would dilute our per share earnings caused mostly by the goodwill amortization created when excessive prices are paid.

We continue to look for acquisition opportunities, which will accelerate our growth rate. Buying more agriculturally based Midwest banks does not meet this criteria unless the price is low enough that it does provide overall Company value.

In April we will be opening a new bank on the northern borders of Colorado Springs. We are very pleased that Tom Feilmeier has agreed to be our president there. Tom is a very bright, high energy banker who has the financial and leadership skills to build a successful new bank in Colorado. This investment will require patience on our part, as this start-up will not breakeven for about three to five years. This is, we think, an excellent way to enter new growth markets at reasonable prices (book value plus losses versus 3x book for an existing bank). We are excited about this new venture.

During 1998 we increased our cash dividend payment rate from 30 cents to 34 cents per share. Your Board also voted in December to increase the cash dividend rate in 1999 to 36 cents per share.

During the 1998 year, we also purchased 18,017 of FCB shares at what we believe to be good prices for our Company and our stockholders. We will continue this practice when good opportunities present themselves. We compare these purchases/investments at prices of approximately 1.4x book value versus making an acquisition of another bank at 2.5x earnings that dilutes our earnings on a per share basis. On balance, as much as we like Nebraska, we think we have enough mid-western ag banks. Acquisition excitement for us comes from growth markets at fair prices, or continued investments in the Global Fund, or in our own Company when the price is right.

During the past 18 months, we have spent a great deal of time and money in both our computer company, and our banks and other businesses to assure ourselves and customers that we are prepared for the turn of the century which will occur at the end of this year. Our principal focus has been to assure our customers and ourselves that our computer based hardware and software will work when we enter the Year 2000.

We estimate that we have spent approximately $5.5 million through 1998 and will spend another $7.0 million in 1999 in both hard and soft dollars to make sure our hardware and software systems will work January 1, 2000. In our computer company, Terri Raffety, Mary Anne Classen, and Sandy Deets have done a great job defining, testing, and fixing our systems. And in NBC, Steve Slope and Dave Wellsfry have done an outstanding job of getting our systems prepared and tested. These five individuals have earned "Hero" status in my book. We are very proud of them. We will have nearly all systems tested by June 30 of this year. At this writing, all of our efforts and tests have gone very well, leaving me confident that we will be fully prepared for business as usual in January next year.

CURRENT YEAR THOUGHTS
Our business plans for 1999 call for us to continue with reasonable bottom line growth from both asset generated income, fee income, and normal profit production from Global. As mentioned earlier, I am worried that continued stress on our ag customers due to poor prices (below breakeven levels) could result in increased levels of loan losses and the need to beef up loss reserves to cover current and future losses. We clearly need price improvement or we are going to begin to see some unwanted liquidations a year from now in our agricultural sector. Our U.S. equity prices have been increasing in value at an unprecedented and an unsustainable rate for four years now. A rapid stock market correction could cause GDP growth in the U. S. economy to slow causing our general business climate to soften, making it tougher for our brokers to sell investments, making it tougher to produce good returns in Global, and producing a general and potentially scary slowdown in the U.S. economy. We know about the troubles of our trading partners in Asia and Latin America, which will continue to have a negative impact on U.S. GDP growth and ag prices here at home. Even with these concerns, our budgets call for continued growth and we work hard each day to achieve our plans for another successful year.

Long term I continue to be optimistic about the growth of our country and the world economy and I feel there are reasonable prospects for agriculture in America.

I also believe that given the current potential troublesome environment, our company is focused on the right things to maximize both our short and long-term potential. We have made important investments in people, technology, and buildings to enhance asset and bottom line growth. Our people are skilled, seasoned, and motivated to win. This, of course, is extremely important both in good times and even more so when our environment toughens up.

It is possible that none of the things that concern me today will ever happen. I hope this turns out to be the case. We are not waiting for bad things to happen. We are working hard every day to make good things happen and being opportunistic along the way.

We are very appreciative of the many people who have and who are helping make this an outstanding business organization. It has taken tremendous energy and commitment to get us where we are today, and we have no intention of letting any of our success slip away.

As in past letters, I have ended by inviting any of you who have a good idea which will be helpful to us to call me, and I again invite you to do so.

Sincerely,

James Stuart, Jr.
James Stuart, Jr.
Chairman and CEO
                           The First Commerce Bancshares Organization


The multi-resource, statewide organization First Commerce Bancshares is today, traces its roots to the founding of Lincoln's National Bank of Commerce in 1902. The organization has since expanded not only in Nebraska, but into Kansas and Colorado. The numerous banking locations that comprise First Commerce Bancshares are indicated on the map below.


                                                    Index To Financial Information




                  Consolidated Balance Sheets....................................................10
                  Consolidated Statements of Income..............................................11
                  Consolidated Statements of Stockholders' Equity................................12
                  Consolidated Statements of Cash Flows..........................................13
                  Notes to Consolidated Financial Statements.....................................14
                  Independent Auditors' Report...................................................26
                  Selected Quarterly Financial Data..............................................27
                  Selected Financial Data........................................................28
                  Management's Discussion and Analysis...........................................32
                  Officers and Directors.........................................................48

Consolidated Balance Sheets
                                                                                           December 31,
                                                                                    --------------------------
                                                                                    1998                  1997
                                                                                  ---------             --------
                                                                                      (Amounts In Thousands)
                                                                ASSETS

Cash and due from banks                                                          $   135,731           $   156,664
Federal funds sold                                                                    31,865                36,495
                                                                                   ---------             ---------
   Cash and cash equivalents                                                         167,596               193,159
Mortgage loans held for sale                                                          66,178                31,360
Securities available for sale (cost of
   $430,747,000 and $294,691,000)                                                    452,301               328,376
Securities held to maturity (fair value of
   $300,502,000 and $367,489,000)                                                    295,543               362,768
Loans                                                                              1,284,007             1,236,443
Less allowance for loan losses                                                        24,292                22,458
                                                                                   ---------             ---------
     Net loans                                                                     1,259,715             1,213,985
Federal Home Loan Bank stock, at cost                                                  9,347                 8,481
Accrued interest receivable                                                           22,257                21,476
Premises and equipment, net                                                           62,392                54,468
Other assets                                                                          49,416                37,027
                                                                                   ---------             ---------
                                                                                  $2,384,745            $2,251,100
                                                                                   =========             =========

                                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
   Noninterest bearing                                                           $   365,782           $   353,109
   Interest bearing                                                                1,362,718             1,296,385
                                                                                   ---------             ---------
                                                                                   1,728,500             1,649,494

Short-term borrowings                                                                213,470               198,395
Federal Home Loan Bank borrowings                                                    143,625               120,450
Accrued interest payable                                                               7,442                 7,734
Accrued expenses and other liabilities                                                29,562                26,277
Long-term debt                                                                        13,500                16,170
                                                                                   ---------             ---------
     Total liabilities                                                             2,136,099             2,018,520
Commitments and contingencies
Stockholders' equity:
   Common stock:
     Class A voting, $.20 par value; authorized
     10,000,000 shares; issued and outstanding 2,583,319
        and 2,591,336 shares;                                                            517                   518
       Class B nonvoting, $.20 par value; authorized
     40,000,000 shares, issued and outstanding 10,928,951
      and 10,938,951 shares                                                            2,186                 2,188
   Paid-in capital                                                                    21,572                21,601
   Retained earnings                                                                 210,361               186,377
   Accumulated other comprehensive income                                             14,010                21,896
                                                                                   ---------             ---------
       Total stockholders' equity                                                    248,646               232,580
                                                                                   ---------             ---------
                                                                                  $2,384,745            $2,251,100
                                                                                   =========             =========


See notes to consolidated financial statements.

Consolidated Statements of Income
                                                                                      Year ended December 31,
                                                                                   ----------------------------
                                                                                  1998         1997         1996
                                                                                 ------       ------       ------
                                                                           (Amounts In Thousands Except Per Share Data)
 Interest income:
   Loans                                                                        $111,395     $104,018     $  97,228
   Securities:
     Taxable                                                                      41,635       39,463        32,485
     Nontaxable                                                                    1,503        1,381         1,483
     Dividends                                                                     2,110        1,653         1,313
   Mortgage loans held for sale                                                    3,419        1,674         1,953
   Federal funds sold                                                              1,898        1,980         2,037
                                                                                  ------       ------        ------
       Total interest income                                                     161,960      150,169       136,499
 Interest expense:
   Deposits                                                                       62,902       60,201        55,315
   Short-term borrowings                                                           9,181        8,706         7,256
   Federal Home Loan Bank borrowings                                               6,313        3,206         2,153
   Long-term debt                                                                  1,367        1,470         1,669
                                                                                  ------       ------        ------
       Total interest expense                                                     79,763       73,583        66,393
                                                                                  ------       ------        ------
 Net interest income                                                              82,197       76,586        70,106
 Provision for loan losses                                                         7,658        8,297         6,839
                                                                                  ------       ------        ------
 Net interest income after provision for loan losses                              74,539       68,289        63,267
 Noninterest income:
   Credit card                                                                    15,759       13,047        10,591
   Computer services                                                              11,427        8,904         8,491
   Other service charges and fees                                                 10,682        7,829         6,217
   Mortgage banking                                                                8,853        5,425         4,868
   Trust services                                                                  6,085        6,469         5,840
   Service charges on deposits                                                     5,427        5,562         5,231
   Gains on securities sales                                                       4,635        4,861         1,672
   Other income                                                                    2,846        1,742         1,120
                                                                                  ------       ------        ------
       Total noninterest income                                                   65,714       53,839        44,030
                                                                                  ------       ------        ------
 Noninterest expense:
   Salaries and employee benefits                                                 44,123       39,475        35,808
   Credit card fees                                                               11,403        7,921         7,055
   Equipment expense                                                               6,289        5,538         5,523
   Amortization of mortgage servicing rights                                       4,782        2,067         1,537
   Communications                                                                  4,447        4,221         4,159
   Net occupancy expense                                                           4,353        4,496         3,980
   Business development                                                            4,343        3,695         3,990
   Fees and insurance                                                              4,266        3,802         3,770
   Supplies                                                                        2,786        2,539         2,404
   Other expenses                                                                  8,494        7,349         5,686
                                                                                  ------       ------        ------
       Total noninterest expense                                                  95,286       81,103        73,912
                                                                                  ------       ------        ------
 Income before income taxes                                                       44,967       41,025        33,385
 Income tax provision                                                             15,932       14,428        11,629
                                                                                  ------       ------        ------
 Net income                                                                    $  29,035    $  26,597     $  21,756
                                                                                  ======       ======        ======
Weighted average shares outstanding                                               13,529       13,541        13,566
                                                                                  ======       ======        ======
Basic net income per share                                                         $2.15        $1.96        $1.60
                                                                                  ======       ======        ======

See notes to consolidated financial statements.


Consolidated Statements Of Stockholders' Equity

Accumulated
                                   Class A      Class B                                Compre-          Other
                                   Common       Common       Paid-In     Retained      hensive       Comprehensive
                                    Stock        Stock       Capital     Earnings      Income           Income
                                  --------     --------     --------     --------      -------       -------------
                             (Amounts in Thousands)

Balance, January 1, 1996              $521       $2,193       $21,665      $146,269                   $  9,373
Purchase and retirement of stock         -           (5)          (37)         (321)                         -
Comprehensive income:
   Net income                            -            -             -        21,756     $21,756              -
   Unrealized gains on securities,
       net of reclassification
       adjustment (see disclosure)       -            -             -             -        (488)          (488)
                                                                                         ------
Comprehensive income                     -            -             -             -     $21,268              -
                                                                                         ======

Cash dividends ($.26 per share)          -            -             -        (3,528)                         -
                                      ----        -----        ------       -------                     ------

Balance, December 31, 1996             521        2,188        21,628       164,176                      8,885
                                      ----        -----        ------       -------                     ------

Purchase and retirement of stock        (3)           -           (27)         (330)                         -
Comprehensive income:
   Net income                            -            -             -        26,597     $26,597              -
   Unrealized gains on securities,       -            -             -             -                          -
       net of reclassification
       adjustment (see disclosure)       -            -             -             -      13,011         13,011
                                                                                         ------
   Comprehensive income                  -            -             -             -     $39,608              -
                                                                                         ======
Cash dividends ($.30 per share)          -            -             -        (4,066)                         -
                                      ----        -----        ------       -------                     ------
Balance, December 31, 1997             518        2,188        21,601       186,377                     21,896
                                      ----        -----        ------       -------                     ------

Purchase and retirement of stock        (1)          (2)          (29)         (451)                         -
Comprehensive income:
   Net income                            -            -             -        29,035     $29,035              -
   Unrealized gains on securities,
       net of reclassification
       adjustment (see disclosure)       -            -             -             -      (7,886)        (7,886)
                                                                                         ------
Comprehensive income                     -            -             -             -     $21,149              -
                                                                                         ======
Cash dividends ($.34 per share)          -            -             -        (4,600)                         -
                                      ----        -----        ------       -------                     ------

Balance, December 31, 1998            $517       $2,186       $21,572      $210,361                    $14,010
                                      ====        =====        ======       =======                     ======

Disclosure of reclassification amount:
(Amounts in Thousands)

Year ended December 31,                                                        1996        1997           1998
                                                                               ----        ----           ----
Unrealized holding gains arising during period, net of tax of
   $322, $8,708, and $(2,868), respectively                                $    598     $16,171        $(5,326)
Less:  reclassification adjustment for gains included in net income,
   net of tax of $(584), $(1,700), and $(1,378), respectively                (1,086)     (3,160)        (2,560)
                                                                             ------      ------         ------
Net unrealized gains on securities, net of tax of
   $(262), $7,008, and $(4,246), respectively                               $  (488)    $13,011        $(7,886)
                                                                             ======      ======         ======



See notes to consolidated financial statements.



Consolidated Statements Of Cash Flows
                                                                                      Year ended December 31,
                                                                                  1998          1997        1996
                                                                                 -------      -------       -------
                                                                                      (Amounts in Thousands)
Net income                                                                     $  29,035    $  26,597     $  21,756
Adjustments to reconcile net income to net cash flows from
 operating activities:
   Depreciation and amortization                                                  12,217        8,472         7,901
   Provision for loan losses                                                       7,658        8,297         6,839
   Provision for deferred taxes                                                    1,792        1,188          (489)
   Gain on sales of mortgage loans and securities                                 (5,498)      (4,906)       (1,445)
Changes in assets and liabilities:
   Purchases of mortgage loans held for sale                                    (847,580)    (307,025)     (350,675)
   Proceeds from sales of mortgage loans held for sale                           813,625      292,003       359,803
   Accrued interest receivable                                                      (781)      (1,283)       (1,503)
   Accrued interest payable                                                         (292)          84           120
   Other assets                                                                   (1,039)      (3,329)         (759)
   Accrued expenses and other liabilities                                            122        1,277            34
   Other                                                                              56         (271)       (1,262)
                                                                                 -------      -------       -------
       Total adjustments                                                         (19,720)      (5,493)       18,564
                                                                                 -------      -------       -------
Net cash flows from operating activities                                           9,315       21,104        40,320
Cash flows from investing activities:
   Proceeds from sales of securities held to maturity                                  -          180           502
   Proceeds from maturities of securities held to maturity                       157,844       50,031       123,744
   Purchases of securities held to maturity                                      (90,619)    (142,967)     (193,574)
   Proceeds from sales of securities available for sale                           31,971      101,701         8,913
   Proceeds from maturities of securities available for sale                      55,183       67,403        71,553
   Purchases of securities available for sale                                   (219,269)     (99,784)      (93,591)
   Net increase in loans                                                         (76,388)    (140,200)     (165,571)
   Securitization and sale of credit card loans                                   23,000       19,000        56,000
   Purchases of premises and equipment                                           (13,966)     (11,054)       (6,229)
   Purchases of mortgage servicing rights                                        (11,663)      (3,922)       (4,204)
   Other                                                                             347         (459)         (280)
                                                                                 -------      -------       -------
Net cash flows from investing activities                                        (143,560)    (160,071)     (202,737)
Cash flows from financing activities:
   Net increase in deposits                                                       79,006       74,950       111,339
   Net increase in short-term borrowings                                          15,075       57,003        40,683
   Net increase in Federal Home Loan Bank borrowings                              23,175       47,381        41,569
   Repayment of long-term debt                                                    (2,670)      (2,534)       (2,546)
   Repurchase of common stock                                                       (483)        (360)         (363)
   Cash dividends paid                                                            (4,600)      (4,066)       (3,528)
   Other                                                                            (821)         (85)          (89)
                                                                                 -------      -------       -------

Net cash flows from financing activities                                         108,682      172,289       187,065
                                                                                 -------      -------       -------
Net change in cash and cash equivalents                                          (25,563)      33,322        24,648
Cash and cash equivalents at beginning of year                                   193,159      159,837       135,189
                                                                                 -------      -------       -------
Cash and cash equivalents at end of year                                        $167,596     $193,159      $159,837
                                                                                 =======      =======       =======
Supplemental disclosure:
   Interest paid                                                                 $79,911      $73,540       $66,210
   Income taxes paid                                                              13,290       13,465        12,540





See notes to consolidated financial statements.

Notes To Consolidated Financial Statements
(Columnar amounts in footnotes are in thousands except per share amounts)

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Business - First Commerce Bancshares, Inc. (the Company) is a multi-bank holding company whose primary business is providing the normal banking functions of trust, commercial, consumer, correspondent, mortgage banking, and retail deposit services through its Nebraska based banks and affiliated organizations. The majority of the Company's operations and assets are related to its Nebraska-based banking operations and none of the Company's other operations are significant enough to be reportable segments.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all of its wholly owned and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Certain prior years' amounts have been reclassified to conform to current year's classifications.

Assets held in agency or fiduciary  capacities  are not assets of the subsidiary
banks  and  accordingly,   are  not  included  in  the  accompanying   financial
statements.

Use of Estimates - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and income and expense for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change relates to the adequacy of the allowance for loan losses.

Cash and Cash Equivalents - For purposes of the statements of cash flows, the Company considers cash, due from banks, federal funds sold and certain securities that are purchased and sold for one-day periods to be cash equivalents.

Mortgage Loans Held For Sale - Mortgage loans held for sale are stated at the lower of aggregate cost or market. Net unrealized losses are recognized through a valuation allowance by charges to expense.

Securities - Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held to maturity, and are reported at amortized cost. Securities that are acquired and held principally for the purpose of selling in the near term are classified as trading securities and are reported at their fair values, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses reported, net of tax, as the sole component of accumulated other comprehensive income in stockholders' equity. Realized gains and losses on investments are recognized using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Derivative Financial Instruments - The Company had a derivative financial instrument, a collar relating to a certain public equity security held by the Company, which was settled in 1998. The Company utilizes the deferral method of accounting for this instrument. Under the deferral method of accounting, a $697,000 gain from the settlement of the derivative financial instrument, net of tax of $244,000, was deferred and will be recognized in the same period as the gains and losses of the security being hedged.

Loans - Loans are stated at the principal amount outstanding, net of the allowance for loan losses. Interest on loans is calculated by the interest method on the daily outstanding principal balance. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Certain direct loan costs and fees are deferred and recognized over the life of the loan on the interest method. Annual credit card fees are recognized on a straight-line basis over the period that cardholders may use the card.

Credit Card Loan Securitization - The Company has sold, on a revolving basis, approximately $98,000,000 and $75,000,000 of credit card loans at December 31, 1998 and 1997, respectively, through a master trust securitization program. These securitizations have been recorded as sales in accordance with Statement of Financial Accounting Standards No. 125, "Accounting For Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." A residual earnings stream and servicing have been retained in the securitization, both of which are immaterial to the Company's consolidated financial statements.

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

Advertising Costs - The Company expenses costs of advertising, except for direct-response advertising relating to its credit card portfolios, which is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of direct-response mailings and telemarketing costs. The capitalized costs of the advertising are amortized over the five-year period following completion of the advertising campaign. At December 31, 1998 and 1997, $3,301,000 and $2,730,000 of advertising costs are reported in other assets.

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

The unamortized mortgage servicing rights included in other assets were $14,402,000 and $7,521,000 at December 31, 1998 and 1997, respectively. The amount of loans serviced for others approximated $1,606,829,000, $1,174,357,000 and $1,038,021,000 at December 31, 1998, 1997, and 1996, respectively.

As of December 31, 1998 and 1997, the fair value of the Company's capitalized mortgage servicing rights (including mortgage servicing rights purchased) was approximately $19.1 million and $15.4 million, respectively. There was no valuation allowance for impairment relative to such rights. Fair value was estimated by determining the present value of the estimated future cash flows using discount rates commensurate with the risks involved. The predominant risk characteristics which the Company uses to stratify mortgage servicing rights are loan type, interest rate and origination date.

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

Accounting Pronouncements - In June 1998, Statement of Financial Accounting Standards No. 133 (SFAS133), "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The statement is effective for the Company's 2000 financial statements and establishes standards for reporting and display of derivatives on the balance sheet as assets or liabilities, measured at fair value. The Company has not determined the impact this statement will have on the consolidated financial statements.

B.  RESTRICTED CASH BALANCES
The average compensating balances held at correspondent banks during 1998 and 1997 were $11,957,000 and $11,322,000 respectively. The subsidiary banks maintain such compensating balances to offset charges for services rendered by the correspondent banks. In addition, the Federal Reserve Bank required the subsidiary banks to maintain average balances of $26,568,000 and $25,624,000 for 1998 and 1997, respectively, as a reserve requirement.

C.  SECURITIES
Debt and equity securities have been classified in the accompanying consolidated
balance  sheets  according  to  management's   intent.  The  amortized  cost  of
securities and their estimated fair values at December 31 were as follows.

                                                                              Gross        Gross      Estimated
                                                              Amortized    Unrealized   Unrealized      Fair
                                                                Cost          Gains       Losses        Value
                                                              ---------     ---------    ---------    ---------
Securities available for sale:
December 31, 1998
------------------
U.S. government and agency securities                          $133,332     $  2,949  $         -     $136,281
Mortgage-backed securities                                      245,358          834       (2,430)     243,762
Marketable equity securities                                     52,057       23,092       (2,891)      72,258
                                                                -------       ------       ------      -------
       Totals                                                  $430,747      $26,875      $(5,321)    $452,301
                                                                =======       ======       ======      =======

December 31, 1997
------------------
U.S. government and agency securities                          $159,718     $  2,938    $     (44)    $162,612
Mortgage-backed securities                                       91,756          323         (228)      91,851
Marketable equity securities                                     43,217       31,929       (1,233)      73,913
                                                                -------       ------       ------      -------
       Totals                                                  $294,691      $35,190      $(1,505)    $328,376
                                                                =======       ======       ======      =======

                                                                              Gross        Gross      Estimated
                                                              Amortized    Unrealized   Unrealized      Fair
                                                                Cost          Gains       Losses        Value
                                                              ---------    ---------    ---------    ---------
Securities held to maturity:
December 31, 1998
------------------
U.S. government and agency securities                          $102,027       $2,458     $      -     $104,485
States and political subdivision securities                      36,802          589           (7)      37,384
Mortgage-backed securities                                      156,424        2,059         (139)     158,344
Other                                                               290            -           (1)         289
                                                                -------       ------       ------      -------
       Totals                                                  $295,543       $5,106     $   (147)    $300,502
                                                                =======       ======       ======      =======

December 31, 1997
-----------------
U.S. government and agency securities                          $183,037       $2,701    $     (22)    $185,716
States and political subdivision securities                      27,448          456          (10)      27,894
Mortgage-backed securities                                      151,858        1,779         (172)     153,465
Other                                                               425            -          (11)         414
                                                                -------       ------       ------      -------
       Totals                                                  $362,768       $4,936     $   (215)    $367,489
                                                                =======       ======       ======      =======

The amortized cost and estimated fair value of debt securities at December 31, 1998, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                   Held to Maturity            Available for Sale
                                                                ----------------------        ---------------------
                                                                               Estimated                  Estimated
                                                              Amortized          Fair        Amortized      Fair
                                                                Cost             Value         Cost         Value
                                                              ---------        ---------     ---------    ---------
Due in one year or less                                      $    4,255     $    4,277      $  35,653     $  36,229
Due after one year through five years                            29,101         29,570         46,646        48,015
Due after five years through ten years                           89,410         91,745         51,033        52,037
Due after ten years                                              16,353         16,566              -             -
                                                                -------        -------        -------       -------
                                                                139,119        142,158        133,332       136,281
Mortgage-backed securities                                      156,424        158,344        245,358       243,762
                                                                -------        -------        -------       -------
                                                               $295,543       $300,502       $378,690      $380,043
                                                                =======        =======        =======       =======

The following table presents the securities portfolio sales activities for the years ended December 31, 1998, 1997 and 1996. All sales of securities held to maturity were within three months of the securities' maturities, or were early calls of the securities.

                                                  1998                     1997                      1996
                                           ------------------        -----------------     --------------------
                                             Held      Available      Held     Available      Held       Available
                                              to          for          to         for          to           for
                                           Maturity      Sale       Maturity     Sale       Maturity       Sale
                                            -------      -----      --------    ------       -------      -------
Proceeds from sales of securities          $    -      $31,971         $180    $101,701        $502       $8,913
Gross gains on sales of securities              -        6,187            -       5,270           2        1,821
Gross losses on sales of securities             -       (1,552)           -        (409)          -         (151)

Securities with a carrying value of $544,328,000 at December 31, 1998, and $438,402,000 at December 31, 1997, were pledged to secure obligations under repurchase agreements or to secure public or trust deposits in the normal course of business. Securities with a carrying value of $81,592,000 and $57,240,000 were pledged to secure advances from the Federal Home Loan Bank as of December 31, 1998 and 1997, respectively. As of December 31, 1997, marketable equity securities with a fair value of $4,975,000 were pledged against a derivative financial instrument, a collar relating to a marketable equity security.

At December 31, 1998 and 1997, state and political subdivision securities with an amortized cost of $31,871,000 and $23,899,000, respectively, and an estimated fair value of $32,344,000 and $24,231,000, respectively, were issued by State of Nebraska political subdivisions.


D.  LOANS
Loans at December 31 are summarized as follows:
                                                                                           1998         1997
                                                                                          -------      -------
Real estate mortgage                                                                  $   408,380  $   375,044
Consumer                                                                                  276,837      281,697
Commercial and financial                                                                  258,898      259,045
Agricultural                                                                              180,029      180,310
Credit card                                                                               109,176      106,737
Real estate construction                                                                   50,687       33,610
                                                                                        ---------    ---------
                                                                                       $1,284,007   $1,236,443
                                                                                        =========    =========

Virtually all of the Company's loans are to Nebraska-based organizations, except credit card loans which are concentrated in the Midwest. The loan portfolio is well diversified by industry. The Nebraska economy is dependent upon the general state of the agricultural economy. As of December 31, 1998 and 1997, there were $538,000 and $1,581,000, respectively, of nonaccruing loans. The amount of impaired loans and the amount of restructured loans as of December 31, 1998 and 1997 was not material.

The Company's policy for requiring collateral and guarantees varies with the creditworthiness of each borrower. The portfolio is generally secured by accounts receivable, inventory, property, plant and equipment, income producing commercial properties, marketable securities or interest-bearing time deposits.

Mortgage loans with a carrying value of $159,619,000 and $123,597,000 were pledged against advances from the Federal Home Loan Bank as of December 31, 1998 and 1997, respectively.

E.  ALLOWANCE FOR LOAN LOSSES
Transactions in the allowance for loan losses are summarized as follows:
                                            1998         1997         1996
                                          -------      -------      -------
Balance, January 1                        $22,458      $20,157      $19,017
Provision for loan losses                   7,658        8,297        6,839
                                          -------      -------      -------
       Total                               30,116       28,454       25,856
Net charge-offs:
   Loans charged off                        8,501        8,630        7,794
   Less recoveries                          2,677        2,634        2,095
                                          -------      -------      -------
       Net loans charged off                5,824        5,996        5,699
                                          -------      -------      -------
Balance, December 31                      $24,292      $22,458      $20,157
                                          =======      =======      =======

F.  PREMISES AND EQUIPMENT
Premises and equipment at December 31 consists of the following:
                                                        1998         1997
                                                      -------      -------

Land                                                 $  7,307     $  7,176
Buildings and leasehold improvements                   65,849       60,936
Equipment and furnishings                              41,076       38,285
                                                      -------      -------
                                                      114,232      106,397
Less accumulated depreciation                          51,840       51,929
                                                      -------      -------
                                                      $62,392      $54,468
                                                      =======      =======

The Company has certain obligations under noncancelable operating leases for premises and equipment. Most of these leases have renewal or purchase options. Rental expense on all leases for the years ended December 31, 1998, 1997 and 1996, was approximately $1,787,000, $1,646,000, and $1,587,000, respectively.
The approximate future minimum rental commitments under noncancelable leases are as follows:

                                 Premises         Equipment           Total
                                ---------        ---------         ---------
         1999                    $   711             $112           $   823
         2000                        484               79               563
         2001                        412               36               448
         2002                        338               24               362
         2003                        308               15               323
         Thereafter                1,873               15             1,888

G. DEPOSIT MATURITIES
Maturities of time deposits at December 31, 1998 are as follows:

         1999                            $718,327
         2000                              99,049
         2001                              20,017
         2002                               9,779
         2003                               1,614
         Thereafter                             3
H.  SHORT-TERM BORROWINGS
Amounts and interest rates related to securities sold under agreement to repurchase are as follows:

                                                                                               1998         1997
                                                                                              ------       ------

Amount outstanding at year-end                                                               $188,661     $142,941
Average interest rate outstanding at year-end                                                   4.8%         4.9%
Highest amount outstanding as of any month-end during the year                               $188,661     $176,572
Average amount outstanding during the year                                                    159,159      143,666
Approximate average interest rate                                                               4.9%         4.9%

Other short-term borrowings consisted of federal funds purchased of $14,880,000 and $50,615,000 at December 31, 1998 and 1997, respectively, and commercial paper totaling $9,929,000 and $4,839,000 at December 31, 1998 and 1997,
respectively.

I.  FEDERAL HOME LOAN BANK BORROWINGS
Short-term Federal Home Loan Bank (FHLB) advances made to subsidiary banks totaled $2,225,000 and $82,450,000 at December 31, 1998 and 1997, respectively. Subsidiary banks had unused lines of credit with the FHLB of $41,610,000 as of December 31, 1998.

FHLB long-term advances of $141,400,000 and $38,000,000 were made to subsidiary banks at December 31, 1998 and 1997, respectively. These advances mature in 1999 to 2008. Interest is paid monthly of which $1,000,000 bears interest based upon LIBOR rates, 5.35% at December 31, 1998. The balance bears fixed interest rates of 4.20% to 5.85%. Virtually all of the advances held at December 31, 1998 are callable at the option of the FHLB within the next five years. The advances are collateralized by a blanket pledge of mortgage loans and certain investment securities.

Scheduled principal payments based on the earlier of the maturity date or call date of the FHLB advances for the five years following December 31, 1998 are:
                                          1999         $75,225
                                          2000          36,400
                                          2001           3,000
                                          2002               -
                                          2003          29,000
J.  LONG-TERM DEBT
Long-term debt at December 31 consists of capital notes which bear interest at 8.10% to 8.70%. The capital notes are subject to redemption at the option of the Company at any time on or after May 1, 1999, at a redemption price equal to 100% of the principal amount thereof together with the accrued interest to the redemption date. The Company intends to redeem the remaining balance of $13,500,000 on May 1, 1999. The indenture provides that the Company will not create, assume, incur or suffer to exist any mortgage or other liens upon the shares of capital stock of any significant bank subsidiary (of which the National Bank of Commerce is the only one at present) owned by the Company unless certain conditions are met. The indenture also provides that the Company will not permit its debt to tangible equity ratio to exceed 30%. The Company's debt to tangible equity ratio was below 30% as of December 31, 1998 and 1997.

Scheduled principal payments, not considering the anticipated redemption, for the five years following December 31, 1998 are:
                                             1999           $2,500
                                             2000            2,000
                                             2001            2,000
                                             2002            7,000
                                             2003                -

K.   INCOME TAXES
Consolidated income tax expense for the years ended December 31 consists of the following:

                                              1998         1997         1996
                                             ------       ------       ------
Current provision:
   Federal                                 $13,359      $12,503       $11,418
   State                                       781          737           700
                                            ------       ------        ------
                                            14,140       13,240        12,118
Deferred income taxes                        1,792        1,188          (489)
                                            ------       ------        ------
Total consolidated income tax provision    $15,932      $14,428       $11,629
                                            ======       ======        ======

The effective rate of total tax expense differs from the statutory federal tax rate as follows:

                                              1998         1997         1996
                                            ------       ------       ------
Tax at federal statutory rate                  35%          35%          35%
Tax-exempt interest on obligations
   of state and political subdivisions         (1)          (2)          (2)
Other                                           1            2            2
                                               --           --           --
Effective tax rate                             35%          35%          35%
                                               ==           ==           ==
Significant items comprising the Company's net deferred tax liability as of December 31, 1998 and 1997 are as follows:

Deferred tax assets:                                      1998         1997
                                                         ------       ------
Allowance for loan losses                             $ 8,421       $ 7,779
Other                                                   2,218         1,773
                                                       ------        ------
     Total deferred tax assets                         10,639         9,552

Deferred tax liabilities:

Net unrealized gains and losses on
   securities available for sale                        7,544        11,789
Mortgage servicing rights                               4,843         2,383
Premises and equipment                                  1,508         1,619
Other                                                   1,598         1,069
                                                       ------        ------
     Total deferred tax liabilities                    15,493        16,860
                                                       ------        ------
Net deferred tax liability                            $(4,854)      $(7,308)
                                                       ======        ======

L.  COMMITMENTS AND CONTINGENt liabilities
The Company's consolidated financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and standby letters of credit. These instruments involve, in varying degrees, elements of credit, interest rate and liquidity risk in excess of the amount recognized in the consolidated balance sheet. The extent of the Company's involvement in various commitments or contingent liabilities is expressed by the contract amount of such instruments.

Commitments to extend credit, excluding mortgage banking operations, amounted to $617,940,000 and $449,325,000 (exclusive of $928,372,000 and $866,217,000 of unused approved lines of credit related to credit card loan agreements) at December 31, 1998 and 1997, respectively. These commitments are agreements to lend to a customer as long as all conditions established in the contract are fulfilled. Commitments generally have fixed expiration dates or other termination  clauses  and  may  require  payment  of a fee.  Since  many  of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis in conjunction with the normal lending function. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based upon management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, marketable securities and interest-bearing time deposits.

The Company's commitments to extend credit in its mortgage banking operations amounted to approximately $108,696,000, and $46,878,000 at December 31, 1998 and 1997, respectively. Credit policies in the Company's mortgage banking operations are designed to satisfy the requirements of the secondary mortgage market. These requirements, among others, include that the loans that are subject to these commitments be secured by a first position in the underlying property and meet certain maximum loan-to-value and insurance requirements.

Mandatory commitments to deliver residential mortgages are binding agreements to sell mortgage loans to investors at fixed prices and expiration dates. The
Company could incur pair-off costs should it be unable to fulfill its obligation, which could occur if an insufficient level of conforming closed loans is available for delivery by the specified date. This exposure is less than the contract amount of the commitment and is determined by the delivery shortfall and the then current market interest rates. The Company monitors its position relative to these commitments to deliver on a daily basis. The Company had mandatory commitments to deliver residential mortgage loans totaling approximately $146,510,000 and $64,043,000 as of December 31, 1998 and 1997,
respectively. The Company has an agreement to sell on a best efforts basis $2,901,000 as of December 31, 1998.

Standby and commercial letters of credit are conditional commitments issued by the Company guaranteeing the performance of a customer to a third party. These guarantees primarily consist of performance assurances made on behalf of customers who have a contractual commitment to produce or deliver goods or services. Most guarantees are for one year or less. The risk to the Company arises from its obligation to make payment in the event of the customers' contractual default. The amount of collateral obtained, if deemed necessary by the Company, is based upon management's credit evaluation of the customer. The Company had $22,587,000 and $21,609,000 in letters of credit outstanding at December 31, 1998 and 1997, respectively.

The Company is involved in various legal actions in the normal course of business. Management is of the opinion that none of these legal actions will result in losses material to the financial position or results of operations of the Company.

M.  RELATED PARTY TRANSACTIONS
As of December 31, 1998, the subsidiary banks had various loans outstanding to related parties (executive officers, directors, loans guaranteed by directors and companies employing a director of the Company and its significant subsidiaries). The Company believes these loans have been made under comparable terms and conditions as loans made to unrelated parties. An analysis of aggregate loans to related parties of the Company and its significant subsidiaries for the year ended December 31, 1998 is shown below:

                Beginning                                            Ending
                 Balance         Additions         Payments          Balance
                --------         --------          --------         --------
                $25,676         $101,212           $90,259          $36,629

N.  EMPLOYEE BENEFIT PLANS
The Company has two employee retirement plans. The Retirement Accumulation Plan is a noncontributory defined contribution plan covering substantially all employees with six months of service. Annual contributions are based upon defined compensation of covered employees. Company cost for this plan was $1,193,000 in 1998, $1,156,000 in 1997 and $1,020,000 in 1996.

The Profit Sharing and Thrift Plan is a contributory, defined contribution plan covering substantially all employees with six months of service. Employee contributions vary from 0 to 12% of compensation. The Company contribution, subject to certain limitations, is based upon employee contributions and profitability. Company cost for this plan was $1,497,000 in 1998, $1,308,000 in 1997 and $1,289,000 in 1996.

O.  REGULATORY MATTERS
One of the principal sources of cash of the Company is dividends from its subsidiary banks. The total dividends that can be declared by the subsidiary banks without receiving prior approval from regulatory authorities are limited to a bank's defined net income of that year combined with its retained defined net income from the previous two years. For the calendar year 1999, the subsidiary banks have retained defined net income from 1998 and 1997 of approximately $21,000,000.

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

As of December 31, 1998, the most recent notification from the OCC categorized the Company's banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institutions' categories. Management believes, as of December 31, 1998, that the Company and its subsidiary banks meet all capital adequacy requirements to which they are subject. The Company's and the National Bank of Commerce's (the Company's most significant bank subsidiary) actual capital amounts and ratios are presented in the following table:


                                                                                               To Be Well
                                                                                            Capitalized Under
                                                                       For Capital          Prompt Corrective
                                                     Actual         Adequacy Purposes       Action Provisions
                                                --------------     ------------------      ------------------
                                                Amount     Ratio     Amount     Ratio       Amount        Ratio
                                                --------------     ------------------      ------------------
As of December 31, 1998:
  Total Capital (to Risk Weighted Assets):
     Consolidated                              $252,967    15.4%    $131,854     8.0%           N/A      N/A
     National Bank of Commerce                  115,151    12.0       76,801     8.0        $96,001     10.0%
  Tier I Capital (to Risk Weighted Assets):
     Consolidated                               230,226    14.0       65,927     4.0            N/A      N/A
     National Bank of Commerce                  103,151    10.7       38,400     4.0         57,601      6.0
  Tier I Capital  (to Quarterly Average Assets):
     Consolidated                               230,226    10.0       91,868     4.0            N/A      N/A
     National Bank of Commerce                  103,151     7.9       52,390     4.0         65,488      5.0

As of December 31, 1997:
  Total Capital (to Risk Weighted Assets):
     Consolidated                              $226,623    14.9%    $121,724     8.0%           N/A      N/A
     National Bank of Commerce                  108,772    12.1       71,956     8.0        $89,945     10.0%
  Tier I Capital (to Risk Weighted Assets):
     Consolidated                               205,459    13.5       60,862     4.0            N/A      N/A
     National Bank of Commerce                   97,499    10.8       35,978     4.0         53,967      6.0
  Tier I Capital  (to Quarterly Average Assets):
     Consolidated                               205,459     9.7       84,362     4.0            N/A      N/A
     National Bank of Commerce                   97,499     8.1       48,046     4.0         60,058      5.0


P.  CONDENSED FINANCIAL INFORMATION

Condensed Balance Sheets  (Parent Company Only)                                            December 31,
                                                                                       --------------------
                                                                                      1998              1997
                                                                                     ------            ------
                                                                ASSETS
Cash on deposit with subsidiaries                                                $       226      $       142
Securities purchased under agreement to resell to subsidiary bank                      5,055            5,380
                                                                                     -------          -------
   Cash and cash equivalents                                                           5,281            5,522
Securities available for sale (cost of $55,882,000 and $47,063,000)                   75,889           77,676
Investment in subsidiaries:
   Equity in net assets of bank subsidiaries                                         172,587          161,180
   Equity in net assets of nonbank subsidiaries                                        1,848            1,291
Premises and equipment, net                                                           11,477           11,404
Other assets                                                                          13,903            9,140
                                                                                     -------          -------
                                                                                    $280,985         $266,213
                                                                                     =======          =======

                                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued expenses and other liabilities                                            $    8,911      $    12,624
Commercial paper outstanding                                                           9,928            4,839
Long-term debt                                                                        13,500           16,170
                                                                                     -------          -------
   Total liabilities                                                                  32,339           33,633
Stockholders' equity                                                                 248,646          232,580
                                                                                     -------          -------
                                                                                    $280,985         $266,213
                                                                                     =======          =======


Condensed Statements of Income  (Parent Company Only)

                                                                                      Year ended December 31,
                                                                                   -----------------------------
                                                                                 1998          1997          1996
                                                                                ------        ------        ------
Income:
   Dividends from bank subsidiaries                                            $18,278       $15,542        $14,186
   Dividends from nonbank subsidiaries                                             400           225            150
   Rent:
     Subsidiaries                                                                1,664         1,635          1,291
     Other                                                                       1,514         1,449          1,678
   Interest and dividend income                                                  2,502         1,963          1,541
   Other                                                                         4,613         4,733          1,219
                                                                               -------       -------        -------
                                                                                28,971        25,547         20,065
Expenses:
   Salaries and employee benefits                                                2,803         2,682          1,807
   Interest                                                                      1,866         1,780          1,669
   Interest paid to subsidiaries                                                     -             -            204
   Building expense                                                              2,321         2,412          2,246
   Other                                                                         1,515         1,597          1,945
                                                                               -------       -------        -------
                                                                                 8,505         8,471          7,871
                                                                               -------       -------        -------
Income before income tax benefit (expense)
   and equity in undistributed earnings of subsidiaries                         20,466        17,076         12,194
Income tax benefit (expense)                                                      (537)         (327)           706
                                                                               -------       -------        -------
Income before equity in undistributed earnings of subsidiaries                  19,929        16,749         12,900
Equity in undistributed earnings of subsidiaries                                 9,106         9,848          8,856
                                                                               -------       -------        -------
Net income                                                                     $29,035       $26,597        $21,756
                                                                               =======       =======        =======

Condensed Statements of Cash Flows  (Parent Company Only)

                                                                                      Year ended December 31,
                                                                                   -----------------------------
                                                                                 1998          1997          1996
                                                                                ------        ------        ------

Net income                                                                     $29,035       $26,597        $21,756
Adjustments to reconcile net income to net cash flows
   from operating activities:
     Depreciation and amortization                                               1,016           884            864
     Equity in undistributed earnings of subsidiaries                           (9,106)       (9,848)        (8,856)
     Gains on sale of securities                                                (4,595)       (4,717)        (1,635)
     Other                                                                         (98)         (450)         1,105
                                                                                ------        ------         ------
      Total adjustments                                                        (12,783)      (14,131)        (8,522)
                                                                                ------        ------         ------
Net cash flows from operating activities                                        16,252        12,466         13,234

Cash flows from investing activities:
   Proceeds from sales and maturities of securities available for sale          30,687        17,824          8,915
   Purchase of securities available for sale                                   (35,603)      (22,892)       (14,277)
   Purchase of premises and equipment                                             (790)         (365)          (244)
    Purchase of loans from subsidiary bank                                      (4,731)         (360)        (4,980)
   Cash and cash equivalents from nonbank subsidiaries merger                        -             -            245
   Investments in subsidiaries                                                  (4,089)          (13)           (93)
   Other                                                                           697          (447)          (494)
                                                                                ------        ------         ------
Net cash flows from investing activities                                       (13,829)       (6,253)       (10,928)

Cash flows from financing activities:
   Net increase in short-term borrowings                                         5,089           934          3,905
   Repayment of long-term debt                                                  (2,670)       (2,534)        (2,546)
   Repurchase of common stock                                                     (483)         (360)          (363)
   Cash dividends paid                                                          (4,600)       (4,066)        (3,528)
                                                                                ------        ------         ------
Net cash flows from financing activities                                        (2,664)       (6,026)        (2,532)
                                                                                ------        ------         ------

Net change in cash and cash equivalents                                           (241)          187           (226)
Cash and cash equivalents at beginning of year                                   5,522         5,335          5,561
                                                                                ------        ------         ------
Cash and cash equivalents at end of year                                      $  5,281      $  5,522       $  5,335
                                                                                ======        ======         ======

Supplemental disclosures of cash flow information: Cash paid during year for:
     Interest                                                                  $ 1,798      $  1,763       $  1,716
     Income taxes                                                               13,062        12,708         12,140

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

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                                                                   December 31, 1998            December 31, 1997
                                                                  ------------------           -------------------
                                                                              Estimated                   Estimated
                                                                 Carrying       Fair         Carrying       Fair
                                                                  Amount        Value         Amount        Value
                                                                  -------      -------        -------      -------
Assets:
   Cash and cash equivalents                                   $  167,596   $  167,596     $  193,159    $  193,159
   Mortgage loans held for sale                                    66,178       66,388         31,360        31,427
   Securities available for sale                                  452,301      452,301        328,376       328,376
   Securities held to maturity                                    295,543      300,502        362,768       367,489
   Net loans                                                    1,259,715    1,261,759      1,213,985     1,215,790
   Other financial instruments                                     48,371       48,371         48,303        48,303

Liabilities:
   Demand deposits with no stated maturities                      879,711      879,711        814,437       814,437
   Time deposits                                                  848,789      851,084        835,057       837,194
   Short-term borrowings                                          213,470      213,470        198,395       198,395
   Federal Home Loan Bank borrowings                              143,625      143,711        120,450       120,565
   Long-term debt                                                  13,500       13,500         16,170        16,330
   Other financial instruments                                     26,295       26,295         21,850        21,850

Cash and Cash Equivalents. For cash and cash equivalents, the carrying amount is considered a reasonable estimate of fair value.

Mortgage Loans Held For Sale. The estimated fair value of these instruments is based upon current quoted prices for the instrument or similar instruments.

Securities. The estimated fair value of securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

Loans. For those loans with floating interest rates, carrying value was used as approximate fair value. For all other loans, the estimated fair value is based on the discounted value of projected cash flows. When using the discounting method, loans are gathered by homogeneous groups and discounted at a rate that would be used for similar loans at December 31, 1998 and 1997. In addition, when computing the estimated fair value for all loans, general reserves for loan losses are subtracted from the calculated fair value for consideration of credit issues.

Deposits. The estimated fair value of deposits with no stated maturity, such as noninterest bearing, savings, NOW and money market checking accounts, is the amount payable on demand. The estimated fair value of time deposits is based on the discounted value of projected cash flows. The discount rate is the market rate currently offered for deposits with similar original maturities.

Short-term Borrowings. Due to the short-term nature of repricing and matur-ities of these instruments, fair value is considered carrying value.

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

Independent Auditors' Report





Board of Directors and Stockholders
First Commerce Bancshares, Inc.
Lincoln, Nebraska


         We have audited the accompanying consolidated balance sheets of First Commerce Bancshares, Inc., and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Commerce Bancshares, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP



Lincoln, Nebraska
February 5, 1999


Selected Quarterly Financial Data
(In Thousands Except Per Share Data)

                                               First       Second          Third          Fourth         Annual
                                              Quarter      Quarter        Quarter         Quarter       Total (2)
                                              --------    --------        --------       --------       --------
                                                                       (Unaudited)

1998
Total interest income                         $39,504      $40,485         $40,251        $41,720       $161,960
Net interest income                            20,125       20,637          19,944         21,491         82,197
Provision for loan losses                       1,496        1,484           1,531          3,147          7,658
Gains on securities sales                         839        1,457           1,915            424          4,635
Noninterest income                             14,153       14,554          15,306         17,066         61,079
Noninterest expense                            21,841       22,574          23,838         27,033         95,286
Net income                                      7,620        8,105           7,601          5,709         29,035

Basic net income per share                        .56          .60            .56             .43           2.15
Common stock trading range (1)
   Class A voting
       high                                     32.00        31.50          29.75           28.50          32.00
       low                                      29.00        27.00          25.00           24.75          24.75
   Class B nonvoting
       high                                     32.50        30.50          33.50           31.00          33.50
       low                                      27.50        25.88          24.75           24.00          24.00
Dividends declared per share                      .085         .085           .085            .085           .34


1997
Total interest income                         $35,518      $37,266         $37,979        $39,406       $150,169
Net interest income                            18,234       19,094          19,126         20,132         76,586
Provision for loan losses                       2,584        1,640           1,840          2,233          8,297
Gains (losses) on securities sales              3,255        1,358             389           (141)         4,861
Noninterest income                             11,936       11,303          12,535         13,204         48,978
Noninterest expense                            19,149       19,398          20,223         22,333         81,103
Net income                                      7,563        6,900           6,379          5,755         26,597

Basic net income per share                        .56          .51            .47             .43           1.96
Common stock trading range (1)
   Class A voting
       high                                     28.50        31.00          26.00           33.00          33.00
       low                                      21.00        20.00          21.00           22.50          20.00
   Class B nonvoting
       high                                     20.00        23.50          23.50           32.50          32.50
       low                                      16.00        16.75          19.00           21.25          16.00
Dividends declared per share                      .075         .075           .075            .075           .30


(1) The Company's common stock is traded in the over-the-counter market under the NASDAQ symbol "FCBIA" for the Class A voting common stock and "FCBIB" for the Class B nonvoting common stock. The market value ranges are based upon the high and low trading prices per share for the calendar quarters indicated as released by NASDAQ. As of December 31, 1998, the Company had 474 Class A shareholders of record and 1,044 Class B shareholders of record. (2) Quarterly per share amounts may not add to annual total due to rounding.

Selected Financial Data
Three-Year Average Balance Sheets / Yields and Rates

                                                                                      Year Ended December 31,
                                                                                  -------------------------------
                                                                                               1998
                                                                                  -------------------------------
                                                                               Average                       Average
                                                                               Balance       Interest         Rate
                                                                              -------         -------        -------
                                                                                      (Amounts in thousands)
                                                                Assets
Interest-earning assets:
   Loans, including non-accrual loans                                       $1,231,931       $111,395         9.04%
   Taxable investment securities                                               610,135         41,635         6.82
   Nontaxable investment securities (non-taxable basis)                         29,475          1,503         5.10
   Federal funds sold                                                           34,500          1,898         5.50
   Mortgage loans held for sale                                                 47,949          3,419         7.13
   Equity securities                                                            68,105          1,431         2.10
   Federal Home Loan Bank stock                                                  8,981            679         7.56
                                                                             --------         -------
     Total interest-earning assets                                           2,031,076        161,960         7.97

   Less allowance for loan losses                                              (22,735)
   Cash and due from banks                                                     116,870
   Premises and equipment                                                       57,917
   Other assets                                                                 71,923
                                                                             --------
     Total assets                                                           $2,255,051
                                                                             ========

                                                        Liabilities AND EQUITY
Interest-bearing liabilities:
   Interest-bearing demand                                                 $   385,760         11,347         2.94%
   Savings                                                                      97,227          2,776         2.86
   Time                                                                        856,274         48,779         5.70
                                                                             --------          ------
     Total interest-bearing deposits                                         1,339,261         62,902         4.70

   Short-term borrowings                                                       182,922          9,181         5.02
   Federal Home Loan Bank borrowings                                           116,166          6,313         5.43
   Long-term debt                                                               14,489          1,367         9.43
                                                                             --------          ------
     Total interest-bearing liabilities                                      1,652,838         79,763         4.83
                                                                                               ------

   Noninterest bearing demand deposits                                         320,619
   Other liabilities                                                            42,595
                                                                             --------
     Total liabilities                                                       2,016,052

Total stockholders' equity                                                     238,999
                                                                             --------
     Total liabilities and stockholders' equity                             $2,255,051
                                                                             ========
Net interest income                                                                          $ 82,197
                                                                                              ======
Net interest spread                                                                                           3.14%
                                                                                                               ====
Net yield on interest-earning assets                                                                          4.05%
                                                                                                               ====

Selected Financial Data
Three-Year Average Balance Sheets / Yields and Rates

                                               Year Ended December 31,
                         -------------------------------------------------------------------
                                  1997                                        1996
                     -------------------------------             -------------------------------
                  Average                      Average        Average                      Average
                  Balance       Interest        Rate          Balance       Interest        Rate
                 -------         -------       -------        -------        -------       -------
                                               (Amounts in thousands)


                 $1,140,439     $104,018        9.12%       $1,066,896     $  97,228        9.11%
                    576,735       39,463        6.84           510,800        32,485        6.36
                     26,698        1,381        5.17            29,190         1,483        5.08
                     34,282        1,980        5.78            34,863         2,037        5.84
                     20,679        1,674        8.10            24,860         1,953        7.86
                     57,760        1,104        1.91            37,269           913        2.45
                      8,031          549        6.84             6,283           400        6.37
                  --------      --------                     ---------       -------
                  1,864,624      150,169        8.05         1,710,161       136,499        7.98

                    (21,401)                                   (19,680)
                    116,196                                    102,269
                     51,400                                     48,146
                     59,245                                     46,467
                  ---------                                  ---------
                 $2,070,064                                 $1,887,363
                  =========                                  =========



                $   350,708        9,627        2.75%      $   325,590         8,332        2.56%
                     89,666        2,558        2.85            84,039         2,334        2.78
                    844,476       48,016        5.69           797,944        44,649        5.60
                  --------       -------                     --------        -------
                  1,284,850       60,201        4.69         1,207,573        55,315        4.58

                    174,759        8,706        4.98           144,654         7,256        5.02
                     53,596        3,206        5.98            43,225         2,153        4.98
                     17,102        1,470        8.60            19,683         1,669        8.48
                  --------       -------                     --------        -------
                  1,530,307       73,583        4.81         1,415,135        66,393        4.69
                                 -------                                     -------

                    293,474                                    265,013
                     33,237                                     20,786
                  ---------                                  --------
                  1,857,018                                  1,700,934

                    213,046                                    186,429
                  ---------                                 ---------
                 $2,070,064                                 $1,887,363
                  =========                                 =========
                               $  76,586                                   $  70,106
                                =======                                      =======
                                                3.24%                                       3.29%
                                                ====                                        ====
                                                4.11%                                       4.10%
                                                ====                                        ====



Selected Financial Data
(In Thousands Except Per Share Data)
                                                          1998           1997           1996            1995
                                                          ------        ------         ------          ------
At December 31,
   Assets                                             $2,384,745      $2,251,100     $2,028,012     $1,815,575
   Investments                                           747,844         691,144        642,700        561,183
   Loans                                               1,284,007       1,236,443      1,121,239      1,017,367
   Deposits                                            1,728,500       1,649,494      1,574,544      1,463,205
   Federal Home Loan Bank borrowings                     143,625         120,450         73,069         31,500
   Long-term debt                                         13,500          16,170         18,704         21,250
   Stockholders' equity                                  248,646         232,580        197,398        180,021
Year Ended December 31,
   Net interest income                                   $82,197         $76,586        $70,106        $60,889
   Provision for loan losses                               7,658           8,297          6,839          3,495
   Total noninterest income                               65,714          53,839         44,030         33,850
   Total noninterest expenses                             95,286          81,103         73,912         64,393
   Net income                                             29,035          26,597         21,756         17,420
Per share data:
   Net income                                            $  2.15        $  1.96         $  1.60        $  1.29
   Dividends                                                 .34            .30             .26            .227
   Stockholders' equity before net unrealized gains
     and losses on available for sale securities           17.36          15.57           13.92          12.58
   Total stockholders' equity                              18.40          17.19           14.57          13.27
Selected Ratios:
   Rate of return on average:
     Total assets                                           1.29%          1.28%           1.15%          1.02%
     Stockholders' equity(1)                               13.05          13.28           12.14          10.52
   Average total stockholders' equity
     to average total assets(1)                            10.43          10.33            9.49           9.46
   Common dividends payout ratio                           15.84          15.29           16.21          17.58
   Allowance for loan
     losses to total loans                                  1.89           1.82            1.80           1.87
   Nonaccrual and restructured
     loans as a percentage of total loans                    .16            .25             .45            .29
   Net charge-offs to
     average total loans                                     .47            .53             .53            .27
Capital Ratios:
   Core capital (Tier I) (2)                               13.97%         13.50%          13.31%         13.39%
   Total risk based capital (3)                            15.35          14.89           14.72          14.82
   Leverage (4)                                            10.02           9.74            9.40           9.16

(1) Stockholders' equity before net unrealized gains and losses on securities available for sale
(2) Stockholders' equity before net unrealized gains and losses on securities available for sale, plus minority interest, less goodwill and deposit intangibles to risk-weighted assets (using 1998 requirements). (3) Tier I capital plus allowance for loan losses (limited to 1.25% of risk-weighted assets) to risk-weighted assets (using 1998 requirements). (4) Tier I capital to quarterly average assets less goodwill. .




            1994             1993              1992             1991              1990             1989
           ------           ------            ------           ------            ------           ------

        $1,624,138        $1,572,298       $1,452,058        $1,309,613       $1,106,354        $1,019,288
           535,136           520,176          495,784           384,951          375,624           354,865
           850,292           777,695          674,352           631,713          538,056           489,537
         1,355,965         1,324,196        1,196,111         1,123,728          938,881           864,011
            10,000                 -                -                 -                -                 -
            23,000            25,000           26,500            11,725           10,583            10,757
           149,354           137,293          116,335            99,702           95,576            88,578

           $57,793           $57,727          $55,303           $47,547          $37,933           $34,648
               332             1,143            3,152             3,810            1,770             1,630
            31,363            33,345           33,767            27,722           24,293            22,378
            59,663            60,806           57,304            52,239           44,896            40,930
            19,032            19,760           19,150            12,980           10,672            10,025

           $  1.46          $  1.52             $1.47        $  .93            $  .75            $  .69
               .216             .20               .188             .136              .112              .102
             11.49            10.24              8.93             7.65              6.78              6.13
             11.26            10.53              8.93             7.65              6.78              6.13


              1.22%            1.33%             1.41%            1.06%             1.02%             1.04%
             13.37            15.77             17.69            12.84             11.49             11.75

              9.15             8.46              7.96             8.23              8.88              8.82
             14.83            13.19             12.79            14.25             15.05             14.76

              2.02             2.37              2.74             2.68              2.74              2.94

               .30              .34               .50              .73               .43               .85

               .24              .16               .25              .48               .37               .26

             14.78%           13.43%            12.70%           10.05%            11.16%
             16.26            14.90             13.95            11.30             12.41
              9.23             8.31              7.98             7.40              8.59

MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------
CORPORATE RESULTS SUMMARY (Columnar amounts are in thousands)

The Company's net income during 1998 was $29,035,000 as compared to $26,597,000 in 1997 and $21,756,000 during 1996. On a per share basis this equates to $2.15, $1.96, and $1.60, for 1998, 1997 and 1996, respectively. The Company experienced moderate growth as year-end assets reached $2,384,745,000 as compared to $2,251,100,000, in 1997. The Company continued its history of raising its annual dividend rate. The 1998 cash dividend was $0.34 per share versus $0.30 per share in 1997 and $0.26 per share in 1996. In December 1998, the Company raised its annualized dividend to 36 cents.

The $2.4 million or 9% increase in net income in 1998 from 1997 can be primarily attributed to an increase in net interest income, combined with a slight decrease in the provision for loan losses. The net yield on interest earning assets decreased slightly from 4.11% in 1997 to 4.05% in 1998. However, average earning assets increased $166 million during 1998 compared to $154 million in 1997. This resulted in a $5.6 million or 7% increase in net interest income in 1998.

Although year-end loans increased $48 million in 1998 from 1997, this increase is down from the $115 million increase in 1997 from 1996, and the $104 million increase during 1996. Average deposit growth continues to lag earning asset growth. Average deposits increased 5.2% or $82 million in 1998 and 7.2% or $106 million in 1997. Therefore, the Company has utilized other non-traditional methods to fund some of its earning asset growth. In 1996 the Company started securitizing part of its credit card portfolio. Total securitized assets were $98 million at the end of 1998. Short-term borrowings that are made up primarily of securities sold under repurchase agreements have increased on the average $38 million since 1996. Average Federal Home Loan Bank borrowings were $116 million in 1998, as compared to $54 million in 1997 and $43 million in 1996.

EARNING ASSETS
Average earning assets in 1998 were $2.03 billion, an 8.9% increase over 1997 primarily caused by loan growth of $91 million and an increase in taxable investment securities of $33 million. Average earning assets were $1.86 billion in 1997, a 9.0% increase over 1996. Average loans were $1,232 million, $1,140 million and $1,067 million in 1998, 1997 and 1996, respectively, an 8.0%, 6.9%, and 16.3% increase over each respective previous year. Loan demand has been strong during the past three years as shown by these increases in average loans. Loan growth in 1998 was primarily in the real estate market. Average loans accounted for 61% of average earning assets during 1998 and 1997. Average investment securities were $717 million during 1998, a $47 million increase over 1997. Investment securities accounted for 35% of average earning assets during 1998 and 36% during 1997.

SECURITY PORTFOLIO
The Company's investment securities portfolio consists of high quality securities with primarily short to medium maturities. The Company utilized buying opportunities during the last two years to extend the average life of its investment portfolio. The Company has purchased high yielding callable U. S. Government agencies with stated maturities much longer than the call dates. These securities are classified on the following maturity schedule by contractual maturity, but the Company anticipates that these securities will be called when they reach their call date. The Company expects that approximately $100 million of U. S. Treasury and Agency securities will mature or be called in 1999 at an average yield of approximately 7.2%. The Company's average yield on its taxable security portfolio was approximately 6.8% for the last two years.

The following table presents the amortized cost of the securities portfolio by type of security as of December 31, for the years indicated.
                                                 December 31,
                                          ---------------------------
                                        1998         1997         1996
                                       ------       ------       ------
U.S. Treasury                      $  77,069     $103,366      $172,533
U.S. Agency                          158,290      239,389       188,986
State and municipal                   36,802       27,448        28,747
Mortgage-backed securities           401,782      243,614       205,244
Marketable equity securities          52,057       43,217        32,835
Other securities                         290          425           687
                                     -------      -------       -------
                                    $726,290     $657,459      $629,032
                                     =======      =======       =======

The following tables present the amortized cost of each investment category by maturity range and the weighted average yield for each range (except for mortgage-backed securities and marketable equity securities).

                                                                            December 31, 1998
                                                           --------------------------------------------------
                                                                    After 1      After 5
                                                        Under       through      through       After
                                                       1 Year       5 Years     10 Years     10 Years       Total
                                                       ------       ------       ------       ------       ------
Securities held to maturity:
   U.S. Treasury and Agency                             $1,500      $21,511      $79,016      $     -      $102,027
   State and municipal                                   2,755        7,490       10,315       16,242        36,802
   Other securities                                          -          100           79          111           290
                                                        ------      -------        -----        -----       -------
                                                        $4,255      $29,101      $89,410      $16,353      $139,119
                                                         =====       ======       ======       ======       =======

Weighted average yield to maturity:
   U.S. Treasury and Agency                                4.7%         7.2%         7.1%           - %        7.1%
   State and municipal (1)                                 3.1          4.3          4.8          4.8          4.6
   Other securities                                          -          8.6          8.6          7.1          8.0

Securities available for sale:
   U.S. Treasury and Agency                            $35,653      $46,646      $51,033     $      -      $133,332
                                                        ======       ======       ======         ====       =======

Weighted average yield to maturity:
   U.S. Treasury and Agency                                7.2%         6.9%         7.0%            -%        7.0%

(1) Not based on taxable equivalents.

The Company owned $402 million in mortgage-backed securities at December 31, 1998. Yields in these securities can be reduced due to early prepayment. The prepayment risk associated with mortgage-backed securities is monitored continuously by updating the analytics concerning prepayment speeds.

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

LOANS
The following table presents the amount of loans by categories and percentage of loans by categories as of December 31, for the years indicated.

                                                                              December 31,
                                                       ----------------------------------------------------------
                                                        1998         1997         1996         1995         1994
                                                       ------       ------       ------       ------       ------

Real estate mortgage                               $   408,380  $   375,044   $  332,913   $  295,268     $270,603
Consumer                                               276,837      281,697      271,906      263,320      228,332
Commercial and financial                               258,898      259,045      245,873      201,910      166,682
Agricultural                                           180,029      180,310      130,071      126,414       87,758
Credit card                                            109,176      106,737       98,895      108,641       80,135
Real estate construction                                50,687       33,610       41,581       21,814       16,782
                                                     ---------    ---------    ---------     --------      -------
                                                     1,284,007    1,236,443    1,121,239    1,017,367      850,292
Less allowance for loan losses                         (24,292)     (22,458)     (20,157)     (19,017)     (17,190)
                                                     ---------    ---------    ---------     --------      -------
                                                    $1,259,715   $1,213,985   $1,101,082   $  998,350     $833,102
                                                   -----------    ---------    ---------     --------      -------


                                                                              December 31,
                                                        ---------------------------------------------------------
                                                        1998         1997         1996         1995         1994
                                                       ------       ------       ------       ------       ------
As a percentage of total loans:
   Real estate mortgage                                 31.8%        30.3%        29.7%        29.0%        31.8%
   Consumer                                             21.6         22.8         24.3         25.9         26.9
   Commercial and financial                             20.2         21.0         21.9         19.9         19.6
   Agricultural                                         14.0         14.6         11.6         12.4         10.3
   Credit card                                           8.5          8.6          8.8         10.7          9.4
   Real estate construction                              3.9          2.7          3.7          2.1          2.0
                                                       ------       ------       ------       ------        ------
                                                       100.0%       100.0%       100.0%       100.0%       100.0%
                                                       ======       ======       ======       ======        ======

The Company has no foreign loans.

The following table presents loan maturities by ranges (except for real estate mortgage loans, credit card loans and consumer loans). Also included for loans due after one year are the amounts that have predetermined interest rates and floating or adjustable rates.

                                                                         As of December 31, 1998
                                                           --------------------------------------------------
                                                                                                Due after 1 year
                                                                                               ------------------
                                                                                               Pre-       Floating
                                                         Due         Due 1         Due      determined       or
                                                       within       through       after      interest    adjustable
                                                       1 Year       5 Years      5 Years       rate         rate
                                                       ------       -------      -------      -------      -------

Commercial and financial                              $175,212      $71,371      $12,315      $55,859      $27,827
Agricultural                                           133,392       44,176        2,461       39,199        7,438
Real estate construction                                33,604       16,764          319        7,737        9,346

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

Asset Quality
A key measure of the effectiveness of credit risk management is the percentage of the loan portfolio that is classified as nonperforming. Nonperforming loans include nonaccrual loans, loans 90 days or more past due and restructured loans. The Company's nonperforming loans totaled $3.6 million at December 31, 1998, as compared to $4.2 million at the end of 1997. As a percentage of total loans, nonperforming loans represent only .3% of the loan portfolio at December 31, 1998 and 1997.

Virtually all of the Company's loans, except credit card loans, which are concentrated in the Midwest, are to Nebraska-based organizations. The Nebraska economy is partially dependent upon the general state of the agricultural economy. The agricultural economy is dependent upon commodity prices, weather and input costs. Crop yields were generally fair throughout the region during 1998. The prices for crops were not as high as they were in 1997. Commodity prices during 1998 were such that all agricultural related business groups (i.e., ranchers, cattle feeders, hog producers and grain farmers) lost money for a part or all of 1998. Loans to cattle feeders represent the Company's largest loan segment concentration, but the Company applies selective underwriting criteria to this segment. In addition to the Company's direct agricultural loans, some of its nonagricultural borrowers are affected by the overall agricultural economy in Nebraska. The Company's borrowers are to a lesser extent affected by the overall national economy. Watch list loans (loans with a potential or known repayment weakness) related to agriculture increased significantly in the fourth quarter of 1998. Because of the volatility in this sector, inherent losses in the loan portfolio may be greater than historical experience, and a prudent evaluation requires the allowance for loan losses to be greater than would otherwise be the case. Farm income represents 7% of Nebraska's personal income. In 1999, grain prices are expected to be below "breakeven" levels. This situation will result in additional financial stress for many agricultural borrowers.

Another area of loan concentration of the Company is in real estate related activities. This is normally one of the first areas affected by a downturn in the economy, but the Company applies selective underwriting in evaluating projects . Another area of significant risk in a downturn of the economy would be in the consumer and credit card areas. Credit card loans traditionally have a higher ratio of net charge-offs to loans outstanding than other areas in the loan portfolio. The Company had seen an increase in credit card charge-offs in 1997 and 1996 but credit card charge-offs stabilized in 1998. Credit card loans had $4.8 million in net charge-offs during 1998, $5.0 million in 1997 and $4.2 million in 1996. Nationally, credit card charge-offs also increased during 1996 and 1997. The Company's credit card charge-offs are slightly below industry averages. Consumer loan charge-offs showed an increase in 1998 from 1997, but were lower than the levels seen in 1996. Consumer loan charge-offs are below industry levels.

Management reviews loans regularly, placing them on nonaccrual when it considers the collection of principal or interest questionable. Thereafter, income is not recorded unless it is received in cash or until such time as the borrower demonstrates an ability to pay interest and principal. During 1998, 1997 and 1996, the Company received approximately $491,000, $398,000 and $457,000 in interest on loans which had been previously charged-off or placed on nonaccrual. This interest was included in interest and fees on loans in the consolidated statements of income. As a general rule, credit card and consumer loans are evaluated for charge-off once the delinquency period reaches 90 days.

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

Management believes that it carries adequate loan loss reserves. However, such reserves are estimates and a change in the economy can quickly affect the financial status of borrowers and loan quality. Such changes can require significant adjustments in the loan loss reserve on short notice and are possible in the future.

The following table presents the amount of nonperforming loans for the periods indicated:

                                                              1998       1997       1996       1995       1994
                                                             ------     ------     ------     ------     ------
1.       Nonaccrual, Past Due and Restructured Loans
     (a)  Loans accounted for on a nonaccrual basis          $    538     $1,581    $3,429     $1,700     $1,150

(b)      Accruing loans which are contractually past
          due 90 days or more as to principal or
          interest payments                                     1,584      1,106       846        690        384

     (c)  Loans not included above which are
          "troubled debt restructurings"                        1,465      1,530     1,597      1,256      1,377

       i. Gross interest income that would have been
          recorded in the period then ended if the loans
          listed in categories (a) and (c) had been
          current in accordance with their original terms         202        529       628        350        285
       ii.Amount of interest income on loans listed in
          categories (a) and (c) that was included in net
          income for the period.                                  150        244       395        155        153
2.   Potential Problem Loans(1)                                19,980      4,631     6,660      7,953      6,265
3.   Foreign Outstandings                                           -          -         -          -          -
4.   Loan Concentrations                                            -          -         -          -         -

(1) Balances shown are loans in which the primary source of repayment may not be sufficient to meet the present terms of the loan. The Company believes it has sufficient security collateral to support the current loan balance.

PROVISION FOR LOAN LOSSES
The Company maintains an allowance for loan losses at a level considered by management to be adequate to provide for the risk of possible loan losses. The amount of the provision charged to operating expense is determined on the basis of several factors, including reviews of individual loans and an evaluation of their impairment, past due and nonaccruing loans outstanding, the level of the allowance for losses in relation to loans, actual loss experience, appraisals of the loan portfolio conducted by the Company's internal audit staff and by Federal bank examiners, and management's estimate of the impact of the current and future economic conditions. The Company expensed $7,658,000, $8,297,000 and $6,839,000 for estimated loan losses in 1998, 1997 and 1996, respectively.

Average loans increased 8.0% in 1998, 6.9% during 1997 and 16.3% in 1996. Net charge-offs were $5.8 million, $6.0 million and $5.7 million during 1998, 1997 and 1996, respectively. The increase in net charge-offs over the past three years is primarily in credit card charge-offs, although the Company's charge-off ratios are comparable to national averages. Consumer loan charge-offs increased significantly in 1996 due to increased consumer bankruptcies, but they trended back down in 1997 and 1998. Management believes the overall credit quality of the Company's loan portfolio remains very good, although it is concerned by the number of agricultural loans it has had to add to the Company's watch list in the fourth quarter of 1998. Potential problem loans were approximately $20 million at the end of 1998 as compared to $4.6 million at the end of 1997. The Company takes a proactive stance in identifying potential problem loans and developing appropriate credit enhancement plans. The loan loss reserve as a percentage of loans was 1.89%, 1.82% and 1.80% at December 31, 1998, 1997 and 1996, respectively.

The following table presents an analysis of loan loss experience.

                                                        1998         1997         1996         1995         1994
                                                       ------       ------       ------       ------       ------
Average loans and leases for the year               $1,231,931   $1,140,439   $1,066,896     $917,742      $797,369        ,
                                                     =========    =========     ========      =======       =======
Reserve for loan losses:
Balance, beginning of year                             $22,458      $20,157      $19,017      $17,190       $18,461
   Provision charged to expense                          7,658        8,297        6,839        3,495           332
   Bank acquisitions                                         -            -            -          843           326
Loans charged off:
   Real estate construction                                  -            -            -            -             -
   Real estate mortgage                                    (50)        (100)         (43)         (66)          (27)
   Agricultural                                           (243)        (158)         (73)         (98)         (120)
   Commercial and financial                               (782)      (1,159)        (734)         (70)          (64)
   Consumer                                             (1,541)      (1,452)      (2,117)      (1,168)         (631)
   Credit card                                          (5,885)      (5,760)      (4,827)      (3,255)       (2,881)

Loan recoveries:
   Real estate construction                                  -            -            -            -             -
   Real estate mortgage                                     81           84          282          185           245
   Agricultural                                            225          225           77          186           176
   Commercial and financial                                725          839          193          438           397
   Consumer                                                604          736          897          636           431
   Credit card                                           1,042          749          646          701           545
                                                       -------      -------      -------      -------       -------
   Net loans charged off                                (5,824)      (5,996)      (5,699)      (2,511)       (1,929)
                                                       -------      -------      -------      -------       -------

Balance, end of year                                   $24,292      $22,458      $20,157      $19,017       $17,190
                                                       =======      =======      =======      =======       =======

Ratio of net charge-offs to average loans                  .47%         .53%         .53%         .27%         .24%
                                                           ===          ===          ===          ===           ===

This table presents an allocation of loan losses by loan categories; however, the breakdown is based on a number of qualitative factors, and the amounts as such are not necessarily indicative of actual future charge-offs in any particular category.

                                                         1998         1997         1996         1995        1994
                                                        ------       ------       ------       ------      ------
Real estate construction                               $   718      $   330      $   628      $   419      $   331
Real estate mortgage                                     3,514        3,009        2,493        2,902        2,927
Agricultural                                             3,700        3,286        3,169        3,941        2,658
Commercial and financial                                 5,020        4,690        4,896        3,781        3,887
Consumer                                                 3,387        3,478        3,302        3,152        2,472
Credit card                                              7,607        7,175        5,398        4,623        3,511
Unallocated                                                346          490          271          199        1,404
                                                        ------       ------       ------       ------       ------
                                                       $24,292      $22,458      $20,157      $19,017      $17,190
                                                        ======       ======       ======       ======       ======

MARKET RISK
The Company's principal objective for interest rate risk management is to manage exposure of net interest income to risks associated with interest rate movements. The Company tries to limit this exposure by matching the maturities of its assets and liabilities, along with the use of floating rate assets and liabilities that will move with interest rate movements.

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

The Company's exposure to interest rate risk is reviewed on at least a quarterly basis by the Board of Directors and the ALCO. In addition, each subsidiary bank has its own ALCO committee, which reviews the interest rate risk of each subsidiary bank. If interest rate risk measurements are not within established guidelines, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits. In order to manage the exposure to interest rate fluctuations, the Company has developed strategies to manage its liquidity, shorten its effective maturities of interest-earning assets, and increase the interest rate sensitivity of its asset base. The Company has almost $400 million of assets where interest rates are adjustable, primarily in a 30-day time frame.

One measure of interest rate sensitivity is an evaluation of the sensitivity of the Economic Value of Equity (EVE). The interest rate risk is measured from the dispersion of equity values above and below the value produced using current or base rates. EVE is the difference between the total present values of cash flowing into the Company and the total present values of cash flowing out of the Company in the future. The analysis performed by the Company assesses the risk of loss in interest rate sensitive instruments in the event of a sudden and sustained 50 to 200 basis points increase or decrease in the market interest rates. The Company's Board of Directors has adopted an interest rate risk policy which establishes maximum decreases in EVE of 6%, 12%, 18% and 25% in the event of a sudden and sustained 50 to 200 basis points increase or decrease in market interest rates.

The following table presents the Company's projected change in EVE, for all assets and liabilities except for the Company's marketable equity securities, for the various rate shock levels:

As of December 31, 1998
-----------------------                                                                Percent Change
                                                                                     -----------------
       Change in                               Economic Value      Actual                        Board
     Interest Rates                              Of Equity         Change            Actual      Limit
                                               -------------      ---------         -------      -----
     200 basis point increase                      $222,998       $(30,480)          (12.0)%      (25)%
     150 basis point increase                       230,033        (23,445)           (9.2)       (18)
     100 basis point increase                       238,150        (15,328)           (6.0)       (12)
     50 basis point increase                        246,200         (7,278)           (2.9)        (6)
     Base scenario                                  253,478              -             -            -
     50 basis point decrease                        257,332          3,854             1.5         (6)
     100 basis point decrease                       259,256          5,778             2.3        (12)
     150 basis point decrease                       261,947          8,469             3.3        (18)
     200 basis point decrease                       264,680         11,202             4.4        (25)

As of December 31, 1997
-----------------------                                                               Percent Change
                                                                                     -----------------
       Change in                               Economic Value      Actual                        Board
     Interest Rates                              Of Equity         Change            Actual      Limit
                                                ------------     ---------           ------      -----
     200 basis point increase                      $190,367       $(46,388)          (19.6)%      (25)%
     150 basis point increase                       204,005        (32,750)          (13.8)       (18)
     100 basis point increase                       217,815        (18,940)           (8.0)       (12)
     50 basis point increase                        231,273         (5,482)           (2.3)        (6)
     Base scenario                                  236,755              -             -            -
     50 basis point decrease                        245,840          9,085             3.8         (6)
     100 basis point decrease                       252,409         15,654             6.6        (12)
     150 basis point decrease                       259,315         22,560             9.5        (18)
     200 basis point decrease                       265,741         28,986            12.2        (25)

The preceding table indicates that at December 31, 1998 and 1997, in the event of a sudden and sustained increase in prevailing market rates, the Company's EVE would be expected to decrease, and that in the event of a sudden and sustained decrease in prevailing market interest rates, the Company's EVE would be expected to increase. At December 31, 1998 and 1997, the Company's estimated changes in EVE were within the targets established by the Board of Directors.

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposits decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the ALCO could undertake in response to changes in interest rates. Certain shortcomings are inherent in the method of analysis presenting the computation of EVE. Actual values may differ from those projections presented, should market conditions vary from assumptions used in the calculation of EVE. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in EVE. Finally, the ability of many borrowers, with adjustable rate loans, to repay their loans may decrease in the event of interest rate increases.

Below is a gap analysis, which is another means of analyzing interest rate risk, showing the Company's interest rate-sensitive assets (excluding assets on nonaccrual and overdrafts) and liabilities for various time periods in which they either mature, are repriceable or are callable (in thousands):

                                          1 to          91 to       181 to       1 to 5        Over
                                         90 Days      180 Days     360 Days       Years       5 Years      Total
                                        --------      --------     --------     --------     --------     --------
Assets:
   Investments                          $  80,049    $  50,543     $120,184     $386,249    $  89,962    $  726,987
   Loans                                  578,769      182,876      130,591      366,571       20,027     1,278,834
   Mortgage loans held for sale            66,178            -            -            -            -        66,178
   Federal funds sold                      31,865            -            -            -            -        31,865
   Federal Home Loan Bank stock                 -            -            -            -        9,347         9,347
                                          -------      -------      -------      -------      -------      --------
                                          756,861      233,419      250,775      752,820      119,336     2,113,211
Liabilities:
   Interest-bearing
     demand deposits                      100,400            -       54,181      258,444            -       413,025
   Savings deposits                        18,731            -            -       82,173            -       100,904
   Time deposits                          289,732      185,163      243,432      130,459            3       848,789
   Short-term
     borrowings                           213,470            -            -            -            -       213,470
   Federal Home Loan Bank borrowings       51,225        1,000       23,000       68,400                    143,625
   Long-term debt                               -       13,500            -            -            -        13,500
                                          -------      -------      -------      -------      -------      --------
                                          673,558      199,663      320,613      539,476            3     1,733,313
                                          -------      -------      -------      -------      -------      --------
Repricing gap                           $  83,303    $  33,756     $(69,838)    $213,344     $119,333    $  379,898
                                          =======      =======      =======      =======      =======      ========
Cumulative repricing gap                $  83,303     $117,059    $  47,221     $260,565     $379,898    $  379,898
                                          =======      =======      =======      =======      =======      ========

GAP as a % of earning assets                  3.9%         5.5%         2.2%        12.3%        18.0%        18.0%
                                              ===         ====         ====         ====         ====          ====

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

The above gap analysis indicates that the Company's one-year cumulative gap is positive by $47.2 million dollars. Generally, during a period of falling interest rates, a positive gap would adversely effect net interest income. Conversely, during a period of rising interest rates, a positive gap would result in an increase in net interest income. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

The Company owns $72 million and $74 million of marketable equity securities at December 31, 1998 and 1997, respectively. The fair value of this portfolio has exposure to price risk. The following table shows the effect of stock price fluctuations of plus or minus 5%, plus or minus 10% and plus or minus 15%. These were selected based upon the probability of their occurrence.

                                                          December 31, 1998               December 31, 1997
                                                          --------------------            -----------------
                                                           Fair         Actual            Fair            Actual
       Change in Prices                                  Value          Change            Value           Change
       ----------------                                  -----          ------           --------         ------
       15% increase                                      $83,097        $ 10,839        $85,000          $ 11,087
       10% increase                                       79,484           7,226         81,304             7,391
       5% increase                                        75,871           3,613         77,609             3,696
       Current fair value                                 72,258               -         73,913                 -
       5% decrease                                        68,645          (3,613)        70,217            (3,696)
       10% decrease                                       65,032          (7,226)        66,522            (7,391)
       15% decrease                                       61,419         (10,839)        62,826           (11,087)

Within the Company's public equity investment portfolio, a 5% or less increase in the value of the portfolio has occurred in 33% of the quarters over the past three years; a 5% to 10% increase in the value of the portfolio has occurred in 17% of the quarters over the past three years; a 10% to 15% increase in the value of the portfolio has occurred in 25% of the quarters in the past three years; a 5% or less decrease has occurred in 17% of the quarters in the last three years; and a 5% to 10% decrease has occurred in one quarter over the past three years. In conclusion, the analysis of the above data indicates that the Company's earnings could be adversely effected by a decrease in interest rates. All of the estimated changes fall within the guidelines of the Company's Board of Directors and the risks they are willing to take in order to generate profits for the Company.

LIQUIDITY AND CAPITAL RESOURCES
The Company's primary business is ownership of banks. The assets of any commercial bank are primarily funded through the use of borrowings in the form of demand and time deposits, negotiable certificates of deposit, and short-term funds. The Banks have demonstrated the ability to acquire short-term funds when needed and rely primarily upon negotiable certificates of deposit, brokered certificates of deposit, federal funds acquired from correspondent banks, securities sold under agreement to repurchase, and borrowed funds from the Federal Home Loan Bank (FHLB). These sources should remain accessible as long as the Banks offer competitive rates. In addition, the Company has utilized the securitization of credit card receivables to provide liquidity and fund the receivable growth in the Cabela's, LLC credit cards.

The Company relies primarily on the Banks for its source of cash needs. The cash flow from the Banks to the Company comes in the form of dividends, tax benefits and rental payments. Total dividends that can be declared by the subsidiary banks without receiving prior approval from regulatory authorities are limited to each Bank's defined net income of that year combined with its retained defined net income from the previous two years subject to minimum regulatory capital requirements. For the calendar year 1999, the Banks have retained defined net income from the previous two years of approximately $21.0 million. The parent company holds approximately $81.0 million in cash, short-term investments and marketable securities as of December 31, 1998. The Company has the ability to issue commercial paper, which could be used to provide liquidity to subsidiary banks. The Company has issued $10.0 million in commercial paper as of December 31, 1998. Long-term debt at December 31, 1998 includes $13.5 million of capital notes which have a payment of $2.5 million due in 1999 and $141.0 million of FHLB borrowings (at subsidiary banks) which have a payment of or are callable in the amount of $73 million due in 1999. The Company's capital notes are callable at the Company's option on or after May 1, 1999. It is the
Company's intention to exercise this call option and refinance with a combination of term debt and a line of credit. Although most of the FHLB borrowings have call dates much shorter than the maturity date, if interest rates stay stable, these call options by the FHLB will probably not be exercised.

The Company's risk-based capital ratios, which take into account the different credit risks among banking organizations' assets, have remained strong over the past three years. Tier 1 and total risk-based capital ratios were 14.0% and 15.4%, respectively, at December 31, 1998. These ratios are up slightly from 13.5% and 14.9%, respectively, at December 31, 1997, and 13.3% and 14.7%, respectively, at December 31, 1996. In accordance with the regulatory guidelines, unrealized gains and losses on the available for sale securities portfolio are excluded from the risk-based capital calculations.

The Company's leverage ratio, the ratio of Tier 1 capital to total quarterly average assets, was 10.0% at December 31, 1998 and 9.7% at December 31, 1997.

The Office of the Comptroller of the Currency typically defines a bank to be "well capitalized" if it maintains a Tier 1 capital ratio of a least 6.0%, a total risk-based capital ratio of at least 10.0% and a leverage ratio of at least 5.0%. It is the Company's intention to maintain sufficient capital in each of its subsidiary banks to permit them to maintain a "well-capitalized" designation. All of the Company's bank subsidiaries met the "well-capitalized" designation at December 31, 1998.

LEVERAGE RATIOS
These ratios measure the extent to which the Company has been financed by long-term debt (before net unrealized gains and losses on securities available for sale).
                                                  1998       1997       1996
                                                -------    -------    -------
Long-term debt to long-term debt plus equity     39.8%      20.5%      21.9%
Total long-term debt to equity                   66.0       25.7       28.1
Long-term debt to equity (parent only)            5.8        7.7        9.9

FUNDING SOURCES
Average deposits were $1.66 billion in 1998 as compared to $1.58 billion during 1997 and $1.47 billion in 1996, a 5.2% and 7.2% increase, respectively. Average interest-bearing deposits increased from $1,208 million in 1996 to $1,285 million in 1997, to $1,339 million in 1998, a 6.4% and 4.2% increase, respectively. Noninterest-bearing demand deposits increased $27.1 million or 9.2% in 1998 from 1997 and increased 10.7% or $28.5 million in 1997 from 1996. The increase in noninterest-bearing demand deposits can be primarily attributed to growth in public and business account relationships combined with a decline in short-term interest rates in 1998, which causes customers who pay for services by maintaining balances, to increase the balances they keep on deposit with subsidiary banks.

Average time deposits increased 1.4% during 1998 and 5.8% during 1997. Interest-bearing demand and savings deposits increased 9.7% during 1998 compared to 7.5% during 1997. The Company uses time deposits of $100,000 or more as a significant funding source. The following table presents time deposits of $100,000 or more by time remaining until maturity.

                       As of December 31, 1998
               ---------------------------------------------------
                             Over 3     Over 6
                  3 Months  through   through     Over
                  or Less  6 Months  12 Months  12 Months    Total
                 --------- --------- ---------  ---------   -------
                  $129,372  $54,021   $53,324    $10,322   $247,039

On July 18, 1996, the Company closed on the National Bank of Commerce Master Credit Card Trust (Trust). The initial pooling and servicing agreement allowed the National Bank of Commerce to sell up to $100,000,000 of credit card receivables to the Trust. As these loan receivables are securitized, the Company's on-balance sheet funding needs are reduced by the amount of loans securitized. As of December 31, 1998 and 1997, the Company had sold $98 million and $75 million, respectively, of credit card receivables to the Trust. The National Bank of Commerce is in the process of increasing the maximum securitization level to $120 million.

EARNINGS PERFORMANCE

The Company's net income was $29,035,000, up 9.2% or $2,438,000 from 1997. The Company's net income for 1997 was $26,597,000, up $4,841,000 from 1996's net income of $21,756,000. The increase in net income in 1998 from 1997 can be attributed to several factors. The net yield on interest earning assets decreased from 4.11% in 1997 to 4.05% in 1998, but average earning assets increased $166 million during 1998, resulting in a $5.6 million increase in net interest income. Loan loss expense decreased $.6 million, which resulted a net increase in net interest income after the provision for loan losses of $6.3 million.

The increase in income in 1997 over 1996 was due primarily to an increase in net interest income, due to a significant increase in interest earning assets combined with an increase in gains on securities transactions of $3.2 million. The increase in net interest income and gains on securities transactions was partially offset by an increase in the provision for loan losses of $1.5 million.

NET INTEREST INCOME
Net interest income, the principal source of earnings, is the difference between the interest income generated by earning assets and the total cost of the liabilities obtained to fund the earning assets. Net interest income in 1998 was $82.2 million as compared $76.6 million and $70.1 million in the prior two years.

The Company's net yield on interest-earning assets (net interest income as a percent of average earning assets) was 4.10% in 1996, increased to 4.11% in 1997 and decreased slightly to 4.05% in 1998. The Federal Reserve decreased short-term rates in the fourth quarter of 1998, which could help decrease the Company's cost of funds if they remain at current levels. Competition for quality loan growth could hurt the yield on earning assets.

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



                                                    1998/97                                   1997/96
                                        -------------------------------           ------------------------------
                                            Amounts                                  Amounts
                                         Attributable                             Attributable
                                         to Changes in                            to Changes in
                                       -----------------                        -----------------
                                                                Total                                       Total
                                     Volume        Rate        Change          Volume          Rate        Change
                                     ------       ------       ------          ------         ------       ------
Interest on loans                   $  8,280      $   (903)    $  7,377       $  6,708       $     82      $  6,790
Interest on taxable securities         2,279          (107)       2,172          4,394          2,584         6,978
Interest on nontaxable securities        142           (20)         122           (129)            27          (102)
Interest on fed funds sold                13           (95)         (82)           (33)           (24)          (57)
Interest on mortgage loans
    held for sale                      1,918          (173)       1,745           (341)            62          (279)
Equity securities                        210           117          327            318           (127)          191
FHLB stock                               131            (1)         130            122             27           149
                                      ------        ------       ------         ------          -----         -----
Total interest income                 12,973        (1,182)      11,791         11,039          2,631        13,670
                                      ------        ------       ------         ------          -----         -----
Interest on deposits:
   Interest-bearing demand             1,205           515        1,720          1,448           (153)        1,295
   Savings deposits                      216             2          218            163             61           224
   Other time deposits                   672            91          763          2,662            705         3,367
Interest on short-term borrowings        410            65          475          1,500            (50)        1,450
Interest on FHLB borrowings            3,425          (318)       3,107          1,155           (102)        1,053
Interest on long-term debt              (238)          135         (103)          (222)            23          (199)
                                      ------        ------       ------         ------          -----         -----
Total interest expense                 5,690           490        6,180          6,706            484         7,190
                                      ------        ------       ------         ------          -----         -----
Net interest income                 $  7,283       $(1,672)    $  5,611       $  4,333         $2,147      $  6,480
                                      ------        ------       ------         ------          -----       -------
                                      ------        ------       ------         ------          -----        ------

Nonaccruing loans have been included in average total loans. Loan fees on new loans have been included in interest income, but the amounts of such fees are not considered material to total interest income. Tax-exempt interest is not on a tax-equivalent basis.

NONINTEREST INCOME
Noninterest income continues to be a significant source of revenues. Management has stressed the importance of growth of noninterest income to enhance the Company's profitability. As a percentage of net revenues (net interest income plus noninterest income), noninterest income was 44%, 41%, and 39% during 1998, 1997 and 1996, respectively. The following table shows the breakdown of noninterest income and the percentage changes.

                                                                                             Percent Increase
                                                                                                (Decrease)
                                                                                            ------------------
                                                          1998       1997       1996        1998/97      1997/96
                                                         ------     ------     ------       -------      -------
Credit card                                              $15,759    $13,047    $10,591       20.8%        23.2%
Computer services                                         11,427      8,904      8,491       28.3          4.9
Other service charges and fees                            10,682      7,829      6,217       36.4         25.9
Mortgage banking                                           8,853      5,425      4,868       63.2         11.4
Trust services                                             6,085      6,469      5,840       (5.9)        10.8
Service charges on deposits                                5,427      5,562      5,231       (2.4)         6.3
Gains on securities sales                                  4,635      4,861      1,672       (4.6)       190.7
Other income                                               2,846      1,742      1,120       63.4         55.5
                                                          ------     ------     ------
   Total noninterest income                              $65,714    $53,839    $44,030       22.1         22.3
                                                          ======     ======     ======

Noninterest income in 1998 was $65,714,000 compared to $53,839,000 in 1997, a 22.1% increase. If securities gains of $4,635,000 and $4,861,000 in 1998 and 1997, respectively, were excluded, noninterest income would have been $61.1 million in 1998 compared to $49.0 million in 1997, a 24.7% increase. In both 1998 and 1997, the securities gains were primarily the result of selling certain positions held in the Company's Global Fund. Credit card fees increased $2,712,000 or 20.8% due to increased credit card activity including interchange and merchant income, and fees generated by an increased card holder base. Computer fees increased $2,523,000 or 28.3% due to an increase in conversion and annual processing fees. In September 1997, the Company converted its common trust funds to mutual funds, the "Great Plains Family of Funds." Fees earned from these mutual funds are included in other service charges and fees, and explain the $2,853,000 or 36.4% increase in this noninterest income category. This also accounts for the 5.9% decrease in trust services income. Mortgage banking income increased 63.2% over 1997 because of the large volume of mortgage refinancings in 1998. Other income increased 63.4% in 1998 primarily due to an increase in the gain on sale of mortgages held for sale. As a normal course of business, First Commerce Mortgage Company holds mortgages from the time funded until the time delivered.

Noninterest income increased $9,809,000 or 22.3% in 1997 from 1996. If securities gains of $4,861,000 and $1,672,000 in 1997 and 1996, respectively, were excluded, noninterest income would have been $49.0 million in 1997 compared to $42.4 million in 1996, a 15.6% increase. Credit card income increased $2.5 million due to increased credit card activity. Discount brokerage fee income and bond investment fees on bonds sold by the National Bank of Commerce are primarily responsible for a 25.9% increase in other service charges and fees. Trust services fees increased 10.8% due primarily to an increase in activity and an increase in the value of assets being managed. Mortgage banking revenues increased due to an increase in servicing income, origination fees and underwriting fee income, all due to an increase in activity. Other income increased primarily due to gains on the sale of mortgages held for sale and profit sharing payments received on some other real estate owned (which had been previously sold) based on the earnings being generated from the real estate.


NONINTEREST EXPENSE
The emphasis on growth in fee-based service income requires significant investments in staff, training and technology. The following table shows the breakdown of noninterest expense and the percentage change for 1998, 1997 and 1996.

                                                                                             Percent Increase
                                                                                                (Decrease)
                                                                                            -------------------
                                                          1998       1997       1996        1998/97      1997/96
                                                         ------     ------     ------       -------      -------
Salaries and employee benefits                           $44,123    $39,475    $35,808       11.8%        10.2%
Credit card fees                                          11,403      7,921      7,055       44.0         12.3
Equipment expense                                          6,289      5,538      5,523       13.6           .3
Amortization of mortgage servicing rights                  4,782      2,067      1,537      131.3         34.5
Communications                                             4,447      4,221      4,159        5.4          1.5
Net occupancy expense                                      4,353      4,496      3,980       (3.2)        13.0
Business development                                       4,343      3,695      3,990       17.5         (7.4)
Fees and insurance                                         4,266      3,802      3,770       12.2           .8
Supplies                                                   2,786      2,539      2,404        9.7          5.6
Other expenses                                             6,919      5,297      4,330       30.6         22.3
Minority interest                                          1,064      1,541        845      (31.0)        82.4
Goodwill amortization                                        511        511        511        -            -
                                                          ------     ------     ------
     Total noninterest expense                           $95,286    $81,103    $73,912       17.5          9.7
                                                          ======     ======     ======
Efficiency ratio (1)                                         65.4%      63.1%      64.5%
Average number of full-time equivalent employees           1,211      1,108      1,035
Personnel expense per employee (in dollars)              $36,435    $35,627    $34,597

(1) Computed as noninterest expense (excluding net cost of real estate owned, minority interest and goodwill amortization) divided by the sum of net interest income and noninterest income (excluding securities gains).

Noninterest expenses were $95,286,000 in 1998 compared to $81,103,000 in 1997. This is an increase of $14.2 million or 17.5%. Salaries and employee benefits increased $4,648,000 or 11.8% generally due to increases in the levels of pay and number of employees. Credit card fees increased $3,482,000 or 44.0% due to increased activity and an increase in Cabela's bucks expense, points earned from using the Cabela's credit card in the joint venture with Cabela's, which can be redeemed for merchandise at Cabela's. Equipment expenses increased $751,000 or 13.6% due to additional equipment purchases, primarily computer related. Amortization of mortgage servicing rights increased $2,715,000 or 131.3% due to an increase in the volume of mortgages serviced by First Commerce Mortgage. In addition to the increase in volume, a significant increase in refinancings during 1998 resulted in the early write-off of $2 million of capitalized mortgage servicing rights on refinanced loans. Business development expenses increased 17.5% due primarily to increased marketing for new solicitations at Cabela's. Fees and insurance increased $464,000 or 12.2% due to increased credit report and filing fees. Other expenses increased 30.6%. Additional consulting fees relating primarily to the Company's computer service company increased $747,000. Additional software expense increased $596,000 due primarily to upgrading software to be Year 2000 ready. A decrease in minority interest expense is related to the decrease in profits in the Cabela's credit card joint venture.

Noninterest expenses were $81,103,000 in 1997 compared to $73,912,000 in 1996. Salaries and employee benefits increased $3.7 million or 10.2% generally due to increases in the levels of pay and the number of employees. Credit card processing fees increased $866,000 due to increased activity and an increase in Cabela's bucks expense. Net occupancy expense increased 13.0% generally due to building new and remodeling existing facilities. The increase in amortization of mortgage servicing rights is due to the adoption of Statement of Financial Accounting Standards No. 122 in 1995, and the related costs being capitalized and amortized over the the life of the related servicing income. The largest components in the increase in other expenses are increases in minority interest expense because of the Cabela's joint venture, additional consulting expenses and increased travel expenses primarily relating to the Company's computer service company.


INCOME TAXES
The provision for income taxes was $15,932,000 in 1998, $14,428,000 in 1997 and $11,629,000 in 1996. The changes from year to year can be primarily attributed to the increase in income before income taxes.

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


TRENDS AND UNCERTAINTIES
ECONOMY. Recent economic data shows that the economy remains strong in the Omaha/Lincoln metro areas, but there are some signs of weaknesses, mostly in businesses engaged in agricultural services and wholesale trade, in some of the rural counties. A lack of qualified applicants hinders economic growth across the state. Construction activity has been solid, while retail sales growth has been favorable. The manufacturing base in the state continues to operate at expanding levels. Motor vehicle sales have been strong. The state's fiscal position is favorable from the standpoint of the amount of excess tax receipts being received over budgeted expenditures. The U. S. economy should continue to realize moderate growth as the Federal Reserve Board attempts to maintain balance between growth and inflation. Agricultural exports have been reduced due to the Asian and other markets' economic uncertainties.

The financial results of the 1998 Nebraska farm sector were not good. Crop prices are approximately 25% lower relative to last year, while crop yields were average to above average. Preliminary results would indicate that grain farmers, at best, broke even in 1998. Loan deficiency payments and market transition payments helped to soften the impact of lower grain prices. Cattle feeders lost money throughout all of 1998. Ranch operations reflected profits throughout 1998, but at a much lower level in the last half of the year. Beef cow numbers continue to decline. Hog producers lost money for most of 1998. Personal bankruptcy filings have stabilized but remain at high levels.

Commodity prices remain at historically low levels. Current cash grain prices will not allow grain farmers to turn a profit in 1999. Current cash hog prices will keep hog producers selling at a loss. On the positive side, cattle feeders recorded a profit in January 1999, for the first time in twenty months.

ENVIRONMENTAL. Many environmental issues are being discussed on the national and local level. In Nebraska, water is used to irrigate nearly six million acres of semi-arid cropland. The state continues to discuss issues relating to domestic, agricultural, and environmental uses of water. Legislation has been implemented to recognize the inter-relationship between ground and surface water. Discussions and regulations have also focused on water quality, moratoriums on new irrigation wells and preserving wildlife habitat. These discussions may ultimately have an impact on the agricultural practices.

EXPANSION ACTIVITIES. The Company is making efforts to expand activities and to grow in order to increase net income. The Company has the capacity to expand its computer processing business and continues to pursue and obtain additional customers. The Company has obtained additional data processing business from banks, and the acquisition of additional data processing centers is possible. The Company has actively attempted to increase its mortgage banking and mortgage servicing business and is considering possible geographic expansion. The Company may also attempt to acquire servicing from other servicing companies in the future. The Western Nebraska National Bank's loan production office in Valentine was converted to a full service bank in order to provide complete banking services to the growing client base. The Company has obtained preliminary regulatory approval to charter a new bank in Colorado Springs, Colorado. The National Bank of Commerce and Cabela's, a catalog sales company, created a joint company in 1995 for the purpose of issuing a "co-branded" credit card. This joint company has been successful in obtaining 90,000 active accounts from Cabela's clients. In 1999, the joint company will continue to solicit new cardholders. The Company expects to make further acquisitions in the future although there are no identified opportunities at this time. The Company could make further use of loan production offices to expand geographically. The Company has minority ownership interests in seven early stage venture capital companies. One of these companies successfully completed an initial public stock offering in 1997. The Company will continue to explore venture capital investment opportunities.

YEAR 2000. THE COMPANY'S STATE OF READINESS. A significant technological issue impacting all companies worldwide is the need to modify their computer information systems to properly process transactions relating to the Year 2000 and beyond. The Company has implemented a formal program to evaluate, monitor, review and manage the risks, solutions and costs and update its software programs and other time sensitive systems for Year 2000 compliance. The Federal Financial Institutions Examination Council has issued regulatory guidelines on the Year 2000 problem. The Company has incorporated these guidelines into its Year 2000 plan. Certain subsidiaries of the Company have been examined by both regulators and the Company's own internal audit staff and will be subject to ongoing examinations with regard to their Year 2000 readiness.

The Company's Year 2000 Project includes four phases __ awareness, assessment, remediation and testing. Executive management of the Company reviews and approves these various phases of the project as they are completed. A report is given to the Company's Board of Directors on a quarterly basis on the status of the Year 2000 project.

0 The Company considers the awareness phase of its Year 2000 Project to be substantially complete from an internal standpoint. Major customers and vendors of the Company have been contacted to establish the level of their awareness concerning Year 2000, which will be ongoing as circumstances dictate.

0 The Company considers the assessment phase of its Year 2000 Project to be substantially complete for internal mission critical systems. Assessment of external services and systems has been dependent, in part, on vendor management surveys. The Company has completed this survey process and has received a 100% response rate from mission critical vendors.

0 The remediation phase of the Company's project includes the analysis, planning and actual remediation necessary to bring mission critical internal systems, both software and other time sensitive systems, into Year 2000 ready status. Remediation may include upgrading, renovating or replacing existing systems. The Company believes that this phase of its Year 2000 Project was substantially completed as of December 31, 1998 with respect to internal mission critical systems.

0 The testing phase of the project involves both Internal Testing conducted by programming and quality assurance staff, and Customer Acceptance Testing
     (CAT) conducted by customers of the Company. Internal testing is performed on all internal and external mission critical systems and services with Year 2000 date information in various Year 2000 date scenarios. CAT testing, by the Company's financial institution data processing customers, is conducted in a simulated banking environment. A detailed customer acceptance testing program has been designed to test key aspects of all core banking applications being provided to banking customers by the Company. The Company has begun both types of tests related to its project and to the extent feasible, plans to substantially complete testing of mission critical systems and services by March 31, 1999.

THE COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES. Through December 31, 1998, cumulative costs relating directly to Year 2000 issues since the project's inception have totaled approximately $5.5 million. A portion of the estimated total includes both the cost of existing staff that have been redeployed to the Year 2000 project from other projects and consultants or other independent programmers who have been hired to help the Company complete its project. These costs do not include system upgrades and replacements that were made in the normal course of operations for other purposes in addition to addressing Year 2000 issues, unless the implementation was accelerated. The Company estimates that remaining Year 2000 project costs will total approximately $7.0 million and, therefore, the total estimated Year 2000 Project costs from inception through completion should approximate $12.5 million.

THE RISKS OF THE COMPANY'S YEAR 2000 ISSUES. As is the case with most financial services companies, the Company is heavily dependent on internal and external computer systems and services. If those systems or services are interrupted, the Company's ability to serve its retail, commercial banking and its credit card customers could be directly effected. Some of the commercial financial services that could be effected are credit card merchant processing, commercial cash management services and financial institution data processing services. Year 2000 failures associated with internal and external systems and services could generate claims or create other material adverse effects for the Company. Even though the Company's Year 2000 Project will include contingency plans for third party Year 2000 failures, there can be no assurances that mission critical third party vendors or other significant third parties (such as telecommunications or utilities industries, the Federal Reserve System or national credit card processing associations) will adequately address their Year 2000 issues. Increased credit losses associated with possible Year 2000 failures of major borrowers or increased consumer cash demands resulting from publicity concerning Year 2000 problems could also have a material adverse effect on the Company. The Company is unable to quantify, in any reasonable manner, the financial impact of these possible adverse effects, due to the uncertainty involved. The Company generally advises commercial entities with which it does business that it cannot guarantee that they or the Company will be completely unaffected by the Year 2000. The Company nonetheless continues to monitor these issues on an ongoing basis and will strive to minimize their impact.

THE COMPANY'S CONTINGENCY PLANS. The Company is in the process of developing contingency plans to address potential Year 2000 interruptions of its internal and external mission critical systems and services. For example, the Company is developing plans to provide the liquidity that would be needed to meet possible unusually high cash demands generated by the publicity concerning potential Year 2000 issues for financial institutions. The initial contingency planning process is well under way as of December 31, 1998. These plans will be subject to ongoing review, testing and adjustment. Contingency plans may be limited or problematic for some systems or services because there may be no reasonable economic alternatives for these systems or services. There can be no assurance that contingency plans will fully mitigate Year 2000 problems.

The foregoing Year 2000 discussion contains forward-looking statements, including without limitation, anticipated costs and the dates by which the Company expects to substantially complete the remediation and testing of systems and are based on management's best current estimates, which were derived utilizing numerous assumptions about future events, including the continued availability of certain resources, representations received from third party service providers and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ materially form those anticipated. Specific matters that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to identify and convert all relevant computer systems, results of Year 2000 testing, adequate resolution of Year 2000 issues by governmental agencies, business or other third parties who are service providers, suppliers, borrowers or customers of the Company, unanticipated systems costs, the need to replace hardware and the adequacy of and ability to implement contingency plans and similar uncertainties.

REGULATORY. During 1992 the FDIC (Federal Deposit Insurance Corporation) implemented a new risk-based assessment system where each insured depository institution pays an assessment rate based on the combination of its capital and supervisory condition. The FDIC Board intends to review the rate schedules every six months to ensure that the assigned rates are consistent with economic conditions and allow the funds to maintain the statutory-mandated 1.25% reserve ratio. All of the Company's subsidiary banks presently meet the conditions required under the new system to pay the lowest possible rate. The banking industry has been assessed a portion of the FICO bond debt service costs. The plethora of bank regulations has resulted in the employment of greater company resources to ensure regulatory compliance. Risk-based capital guidelines established by regulatory agencies set minimum capital standards based on the level of risk associated with a financial institution's assets. As of December 31, 1998, the Company and all of its bank subsidiaries exceed the minimum capital requirements as mandated by regulatory agencies (See Footnote O).

STOCK REPURCHASE PROGRAM. During 1994, the Board of Directors announced its intentions of purchasing shares of its common stock when appropriate and at a price management believes advantageous to the Company. During 1998, the Company acquired 8,017 shares of its Class A stock and 10,000 shares of its Class B stock at an average price of $26.81. All outstanding treasury stock was retired as of December 31, 1998.

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

                                          * Mark Hansen
                                            Senior Vice President

                                            Thomas L. Alexander
                                            Senior Vice President, Human Resources

                                            Joan Cromwell
                                            Senior Vice President and Senior Auditor

                                            Donald D. Kinley
                                            Vice President and Treasurer

                                            Leland Poppe
                                            Senior Vice President and Senior Agricultural Banking Officer

                                            James R. Richardson
                                            Senior Vice President and Loan Services Manager

                                          * Executive Officer


                                                               DIRECTORS

                  David Calhoun                                        Kenneth W. Staab
                  Chairman and Chief Executive Officer                 Staab Restaurant Management
                  Jacob North Printing

                  Connie Lapaseotes                                    James Stuart, Jr.
                  Lapaseotes, Ltd.                                     Chairman and Chief Executive Officer
                  Cattle Feeding, Ranching and Farming                 First Commerce Bancshares, Inc.

                  John G. Lowe, III                                    James Stuart, III
                  Owner, Lowe Investment Co.                           Chairman and Chief Executive Officer
                  Investment Firm                                      First Commerce Investors, Inc.

                  John C. Osborne                                      Scott Stuart
                  President, Industrial Irrigation Services            Director, First Commerce Bancshares, Inc.


                  Richard C. Schmoker                                  Councelor to the Board
                  Attorney and Partner, Faegre & Benson                James Stuart, Sr.
                                                                       Chairman, Stuart Management Co.

                  William C. Schmoker                                  Advisory Director
                  Assistant Vice President                             Harold Wimmer
                  Norwest Investment Management, Inc.                  Chairman, Wimmers Meat Products, Inc.










                                      SUBSIDIARY SENIOR OFFICERS

                  James Stuart, Jr., Chairman                          Mary C. Gerdes, President and
                      and Chief Executive Officer                         Chief Executive Officer
                  Brad Korell, President                               Western Nebraska National Bank
                  National Bank of Commerce                            North Platte - Alliance - Bridgeport, Nebraska
                  Lincoln, Nebraska

                  Brad Korell, Chairman                                Mary C. Gerdes, Chairman
                  Patric J. Jerge, President                           Jan Lallman, President
                     and Chief Executive Officer                          and Chief Executive Officer
                  First Commerce Technologies, Inc.                    Western Nebraska National Bank
                  Lincoln, Nebraska                                    Valentine, Nebraska

                  Jeffrey Holmberg, President                          Allen McClure,  Chairman
                     and Chief Executive Oficer                        Paul Bachman, President
                  First Commerce Mortgage Company                         and Chief Executive Officer
                  Lincoln, Nebraska                                    First National Bank
                                                                       West Point, Nebraska

                  Robert Morris, President                             Rick Harbaugh, President
                     and Chief Executive Officer                          and Chief Executive Officer
                  City National Bank                                   The Overland National Bank
                  Hastings, Nebraska                                   Grand Island, Nebraska

                  Larry L. Jepson, Chairman                            James Stuart, III, Chairman
                     and Chief Executive Officer                          and Chief Executive Officer
                  John Cannon, President                               H. Cameron Hinds, President
                  First National Bank                                  First Commerce Investors, Inc.
                  Kearney, Nebraska                                    Lincoln, Nebraska

                  Kenneth W. Foster, Chairman                          Jerry Pesek, Manager
                  Mark Jepson, President                               Community Mortgage Company
                     and Chief Executive Officer                       Lincoln, Nebraska
                  First National Bank
                  McCook, Nebraska




                                                            CORPORATE FACTS


                                          Corporate Office:
                                            NBC Center
                                            1248 O Street
                                            Lincoln, NE 68508
                                            Telephone:  (402) 434-4110
                                            Fax: (402) 434-4181
                                            E-mail Address:  dbrown@fcbcorp.com
                                            Website:  www.fcbi.com


                                          Transfer Agent:
                                            Chase-Mellon Shareholder Services
                                            Mellon Bank, N.A.
                                            4 Station Square, 3rd Floor
                                            Pittsburgh, PA 15219
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


                                          Form 10-K Available:
                                            A  copy  of  the  Company's   Annual
                                            Report  on Form  10-K  for the  year
                                            ended  December 31,  1998,  as filed
                                            with  the  Securities  and  Exchange
                                            Commission  may be obtained  without
                                            charge by any shareholder requesting
                                            it in  writing.  Please  direct your
                                            request  to  Donald   Kinley,   Vice
                                            President  and  Treasurer,   at  the
                                            Corporate office.


                                          Annual Shareholders Meeting:
                                            April 20, 1999
                                            Country Club of Lincoln
                                            Lincoln, Nebraska


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